Exhibit 99.2

THIS TRANSACTION CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

NOTHING IN THIS TRANSACTION CIRCULAR CONSTITUTES OR FORMS PART OF ANY OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY OR SUBSCRIBE FOR ANY SECURITIES OF GOLD FIELDS IN ANY JURISDICTION, NOR SHALL IT OR ANY PART OF IT FORM THE BASIS OF OR BE RELIED UPON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. THIS DOCUMENT DOES NOT CONSTITUTE A PROSPECTUS OR PROSPECTUS EQUIVALENT.

The definitions and interpretations commencing on page 21 of this Transaction Circular apply, mutatis mutandis, to this entire Transaction Circular, including its annexures, the Notice of General Meeting and Form of Proxy attached to it, unless specifically defined otherwise, or the context indicates a contrary intention.

If you are in any doubt as to the action you should take in respect of this Transaction Circular, please consult your CSDP, Broker, legal adviser, accountant, banker, other financial intermediary or other professional adviser immediately.

Gold Fields ADS Holders should contact the ADS Depositary for any queries regarding the upcoming vote that is the subject of this Transaction Circular.

If you have disposed of all of your Gold Fields Shares then this Transaction Circular, together with the accompanying Notice of General Meeting, Form of Proxy and Electronic Participation Form, should be forwarded to the purchaser of such Gold Fields Shares or to the CSDP, Broker, banker or other financial intermediary through whom such disposal was effected.

Gold Fields does not accept any responsibility, and will not be held liable, for any action of, or omission by, any CSDP, Broker, legal adviser, accountant, banker, other financial intermediary or other professional adviser including, without limitation, any failure on the part of any CSDP, Broker, legal adviser, accountant, banker, other financial intermediary or other professional adviser of any beneficial owner of Gold Fields Shares to notify such beneficial owner of the matters dealt with in this Transaction Circular or to take any action on behalf of such beneficial owner.

All information relating to Yamana contained in this Transaction Circular has been provided by Yamana. Although Gold Fields is not aware of anything which would indicate that statements relating to Yamana contained in this Transaction Circular are inaccurate or incomplete, Gold Fields is not able to verify the information included, or incorporated by reference, in this Transaction Circular in respect of Yamana. Gold Fields and the Gold Fields Directors, officers and management disclaim all liability for information concerning Yamana included in this Transaction Circular to the maximum extent permitted by law.

GOLD FIELDS LIMITED

(Incorporated in the Republic of South Africa)

(Registration number: 1968/004880/06)

JSE share code: GFI

ISIN: ZAE000018123

NYSE: GFI

(“Gold Fields” or the “Company”)

TRANSACTION CIRCULAR TO SHAREHOLDERS

Relating to:

•	the approval of the Transaction which constitutes a Category 1 Transaction in terms of Section 9 of the JSE Listings Requirements;

•

the authorisation of the Gold Fields Board to issue Gold Fields Shares in excess of 30% of the voting power of all the Gold Fields Shares held by Gold Fields Shareholders immediately before such issuance, pursuant to the implementation of the Transaction, in terms of section 41 of the Companies Act;

and enclosing:

•	a Notice of General Meeting; and

•	a Form of Proxy in respect of the General Meeting (for use by Certificated Gold Fields Shareholders and “own-name” Dematerialised Gold Fields Shareholders only).

Lead Financial Adviser and Transaction Sponsor	Financial Adviser	U.S. and International Legal Counsel

South African Legal Counsel	Canadian Legal Counsel	Independent Reporting Accountant

JSE Transfer Secretaries	Proxy Solicitor	ADS Depositary

Date of issue: Friday, 21 October 2022

This Transaction Circular is only available in English. Copies may be obtained from the registered office of Gold Fields or at the Transfer Secretaries, during office hours on Business Days from Monday, 24 October 2022 until Tuesday, 22 November 2022, at the addresses set out in “Part III - Corporate information and advisers” of this Transaction Circular. An electronic copy of this Transaction Circular will also be available on Gold Fields’ website www.goldfields.com and can be made available through a secure electronic manner at the election of the person requesting inspection.

  PART I - IMPORTANT LEGAL NOTICES AND DISCLAIMERS

The definitions and interpretations commencing on page 21 of this Transaction Circular apply, mutatis mutandis, to this “Part I - Important legal notices and disclaimers” (unless the context indicates otherwise).

DISCLAIMER

Gold Fields Shareholders are advised to read this Transaction Circular carefully and in its entirety.

This Transaction Circular is not an invitation to the public to subscribe for Gold Fields Shares, Gold Fields ADSs or any other securities, but is issued in compliance with the JSE Listings Requirements for the purpose of giving information to the public regarding Gold Fields and to convene a general meeting of Gold Fields Shareholders to consider and, if deemed fit, approve the necessary Gold Fields Transaction Resolutions required to implement the Transaction.

The release, publication or distribution of this Transaction Circular in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into whose possession this Transaction Circular comes should inform themselves about and observe such restrictions. This Transaction Circular is made available to Gold Fields Shareholders solely on the basis that each Gold Fields Shareholder is a person into whose possession this Transaction Circular may be lawfully delivered subject to the laws and regulations of the jurisdiction in which each Gold Fields Shareholder is located in, or is a resident of, and no Gold Fields Shareholder may deliver, nor is any Gold Fields Shareholder authorised to deliver, this Transaction Circular, electronically or otherwise, to any person other than as contemplated in this Transaction Circular. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws or other legal requirements of any such jurisdiction. To the fullest extent permitted by applicable law and regulations, Gold Fields, the Gold Fields Directors, Gold Fields’ management and its Financial Advisers, Legal Advisers, Transaction Sponsor and Transfer Secretaries (together, “Advisers”) disclaim any and all responsibility or liability, whether arising in tort, delict or contract or which they might otherwise be found to have, in respect of this Transaction Circular for the failure by any person to become informed of or to observe or for any violation of such requirements.

This Transaction Circular neither constitutes a prospectus or prospectus equivalent nor does it constitute or involve an offer to sell or issue, or the solicitation of an offer to purchase or to subscribe for, Gold Fields Shares, Gold Fields ADS or any other securities, or a solicitation of any vote or approval in any jurisdiction in respect of the Transaction. The Transaction will not constitute an “offer to the public”, as envisaged in Chapter 4 of the Companies Act and, accordingly, (i) this Transaction Circular does not, nor does it intend to, constitute a “registered prospectus”, as contemplated in Chapter 4 of the Companies Act, and (ii) no prospectus has been, or will be, filed with the CIPC in respect of the Transaction. As a result, this Transaction Circular does not comply with the substance and form requirements for a prospectus set out in the Companies Act and the South African Companies Regulations of 2011, and has not been approved by, and/or registered with, the CIPC.

To the extent that the distribution of this Transaction Circular in certain jurisdictions outside South Africa may be restricted or prohibited by the laws of such foreign jurisdiction, then this Transaction Circular is deemed to have been provided for information purposes only and none of Gold Fields, the Gold Fields Directors, Gold Fields Management or the Advisers accept any responsibility for any failure by Gold Fields Shareholders to inform themselves about, and to observe, any applicable legal requirements in any relevant foreign jurisdiction.

References in this Transaction Circular to information on websites (and/or social media sites) are included as an aid to their location and such information, unless specified, is not incorporated in, and does not form part of, this Transaction Circular.

The information contained in this Transaction Circular constitutes factual information as contemplated in Section 1(3)(a) of the Financial Advisory and Intermediary Services Act, 37 of 2002, as amended (the “FAIS Act”) and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of the Gold Fields Shares or in relation to the business or future investments of Gold Fields, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing contained in this Transaction Circular should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. Gold Fields is not a financial services provider licensed as such under the FAIS Act.

Subject to any applicable law or regulations, Gold Fields Shareholders are advised that the Gold Fields Board reserves the right, in its discretion, to settle any difficulty that may arise in connection with the Transaction as it deems expedient under such circumstances. This discretion will include, but not be limited to, the right to amend the timetable for the Transaction. The Transaction will, however, be unconditional for all purposes subject to, and in accordance with, the terms and conditions of the Arrangement Agreement.

The Advisers are acting exclusively for Gold Fields and no one else in connection with the Transaction. No Adviser, including the Financial Advisers, will regard any other person as its client in relation to the Transaction and will not be responsible to anyone other than Gold Fields for providing the protections afforded to its client nor for giving advice in relation to the Transaction or any other transaction or arrangement referred to in this Transaction Circular.

No representation or warranty, express or implied, is made or given, and no responsibility is accepted, by or on behalf of any Adviser (including the Financial Advisers) or any of their affiliates or any of their respective directors, officers or employees or any other person, as to the accuracy, completeness, fairness or verification of the information or opinions contained this Transaction Circular. Nothing contained in this Transaction Circular is, or shall be relied upon as, a promise or representation by any Adviser or any of their respective affiliates as to the past or future. Accordingly, any Advisers and its affiliates and respective directors, officers and employees disclaim, to the fullest extent permitted by applicable law, all and any liability, whether arising in tort, delict or contract or that they might otherwise be found to have in respect of this Transaction Circular and/or any such statement.

APPLICABLE LAWS AND FOREIGN GOLD FIELDS SHAREHOLDERS

This Transaction Circular has been prepared for the purposes of complying with the Companies Act and the JSE Listings Requirements, and the information disclosed may not be the same as that which would have been disclosed if this Transaction Circular had been prepared in accordance with the laws and regulations of any jurisdiction outside of South Africa.

Save as specifically set out herein, no actions have been taken, including, without limitation, obtaining any approvals, authorisations or exemptions, that would permit the transmission, publication or otherwise distribution of this Transaction Circular in any jurisdiction outside South Africa.

Neither this Transaction Circular nor any materials pertaining to this Transaction may be distributed or published or otherwise transmitted in any jurisdiction, electronically or otherwise, except in compliance with applicable laws and regulations. Foreign Gold Fields Shareholders should inform themselves about and observe any applicable legal requirements of the jurisdictions in which each Foreign Gold Fields Shareholder is located or a resident. It is the responsibility of any Foreign Gold Fields Shareholder to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with this Transaction Circular, including the obtaining of any governmental, exchange control or other consents or the making of any filings which may be required, or the compliance with other necessary formalities in connection with receiving or accessing this Transaction Circular.

The Arrangement Agreement pursuant to which the Transaction will be effected is governed by the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario, and the issuance of the Gold Fields Shares as part of the Transaction is governed by the laws of South Africa and is subject to any applicable laws and regulations, including, but not limited to, the Companies Act and the JSE Listings Requirements. The issuance and delivery of the Gold Fields ADSs as part of the Transaction and at the election of each Yamana Shareholder under the terms of the Transaction, is governed by, inter alia, the applicable securities laws and regulations of the United States and the Gold Fields Deposit Agreement.

Any Gold Fields Shareholder who is in doubt as to their position should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Transaction Circular is not an offer of securities for sale in the United States. The Gold Fields Shares and Gold Fields ADSs to be issued in connection with the Arrangement have not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or the securities regulatory authority of any state of the United States, nor have the SEC or the securities regulatory authority of any state of the United States passed on the adequacy or accuracy of this Transaction Circular. Any representation to the contrary is a criminal offence.

The Gold Fields Shares (including Gold Fields Shares represented by Gold Fields ADSs) to be issued under the Arrangement will not be registered under the U.S. Securities Act of 1933 (the ‘‘U.S. Securities Act’’), or the securities laws of any state of the United States. Such securities will be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected. See paragraph 7.6 of “Part VIII – Transaction Circular to Gold Fields Shareholders”.

If you have received this Transaction Circular and you are a U.S. Gold Fields Shareholder or Gold Fields ADS Holder, you should have been sent a copy of Gold Fields’ voting materials and a form of notice. If you hold your Gold Fields ADSs indirectly through a Broker or other securities intermediary, you may receive a notice from your Broker or other securities intermediary. If you did not receive Gold Fields’ voting materials or form of notice, you may contact the Broker or other securities intermediary through which you hold your Gold Fields Shares or Gold Fields ADSs to request a copy of these documents. Gold Fields Shareholders with a registered address in the United States are advised that your CSDP or Broker should contact you to ascertain how you wish to cast your vote at the General Meeting. If you have not been contacted by your CSDP or Broker, it is advisable for you to contact your CSDP or Broker and furnish them with your voting instructions. Gold Fields ADS Holders are advised that the ADS Depositary will notify Gold Fields ADS Holders of the upcoming vote and arrange to deliver Gold Fields’ voting materials and form of notice to them.

COMPETENT PERSONS REPORT

Gold Fields Shareholders are hereby advised that the JSE Limited has issued a ruling to Gold Fields to the effect that this Transaction Circular is not required to include a Competent Persons Report in respect of the mineral assets of Yamana pursuant to section 12 of the JSE Listings Requirements on the basis that: (i) the technical information of Yamana published annually in the Yamana AIF and based on the NI 43-101 reports prepared from time to time in respect of Yamana’s material assets, provides Gold Fields Shareholders with the same mineral resources and reserves information as that required under section 12 of the JSE Listings Requirements and that the relevant NI 43-101 reports be made available to Gold Fields Shareholders; and (ii) a valuation report is prepared in accordance with CIMVAL on the major assets of Yamana and incorporated by reference in the Transaction Circular. Accordingly, please refer to the Valuation Report, which is incorporated by reference and must be read together with the technical information referred to in paragraph 14 of “Part VIII – Transaction Circular to Gold Fields Shareholders” and which is available for inspection as noted in paragraph 15 of “Part VIII – Transaction Circular to Gold Fields Shareholders”.

SOUTH AFRICAN RESERVE BANK APPROVAL

The Exchange Control Regulations contain specific provisions pertaining to the export of capital from South Africa. In terms of regulation 10(1)© of the Exchange Control Regulations, no entity shall, except with permission granted by the South African Minister of Finance (“Treasury”) and in accordance with such conditions as the Treasury may impose, enter into any transaction whereby capital or any right to capital is directly or indirectly exported from South Africa. The Treasury has delegated to the SARB administration of the Exchange Control Regulations. In turn, the SARB has appointed certain banks as “Authorised Dealers”, which are authorised to deal in foreign exchange. The Exchange Control Regulations must be read together with the Currency and Exchanges Manual for Authorised Dealers (“Manual”) issued by the SARB.

The Transaction requires the export of capital from South Africa and therefore permission pursuant to regulation 10(1)(c) of the Exchange Control Regulations. As such, Gold Fields has submitted an application to the SARB requesting approval for the Transaction. In addition, any circular to be distributed by Gold Fields to Gold Fields Shareholders in relation to the Transaction must be approved by the SARB.

Pursuant to Gold Fields’ application for approval of the Transaction by the SARB as envisaged in the Arrangement Agreement, Gold Fields has obtained the requisite approval from the SARB in connection with the implementation and completion of the Transaction on 22 July 2022, which approval constitutes the SARB Approval for the purposes of the Arrangement Agreement.

GENERAL

Application will be made for the admission of:

•	the Gold Fields Shares to be issued pursuant to the Transaction to listing and trading on the Main Board of the JSE;

•	the Gold Fields ADSs to be issued pursuant to the Transaction to listing and trading on the NYSE; and

•	the Gold Fields ADSs to be issued pursuant to the Transaction to listing and trading on the TSX.

The statements contained in this Transaction Circular are made as at the Last Practicable Date, unless some other time is specified in relation to them, and issuance of this Transaction Circular shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Accordingly, the delivery or publication of this Transaction Circular shall not, under any circumstances, create any implication that there has been no change in the facts set forth herein since the date of this Transaction Circular or that the information contained in this Transaction Circular is correct as at any time subsequent to the date of this Transaction Circular.

  PART II - FORWARD-LOOKING STATEMENTS

The definitions and interpretations commencing on page 21 of this Transaction Circular apply, mutatis mutandis, to this “Part – I - Forward-looking statements” (unless the context indicates otherwise).

This Transaction Circular contains forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters and these statements have not been reviewed or reported on by auditors or any other professional adviser. These statements are intended to be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act which are covered by the safe harbour created by such sections and other applicable laws. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. Undue reliance should not be placed on such statements. Forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “anticipate,” “intend,” “plan,” “aim,” “will,” “would,” “estimate,” “expect,” “goal,” “believe,” “target,” “indicative,” “preliminary,” or “potential.” Forward-looking statements in this Transaction Circular may include, without limitation: statements relating to the Transaction and the expected terms, timing and closing of the Transaction, including receipt of required approvals and satisfaction of other customary closing conditions; anticipated Transaction synergies; estimates of future production; estimates of future costs applicable to sales and all-in sustaining costs; estimates of future growth rates; climate-related statements, targets and metrics; expectations regarding future exploration and the development, growth and potential of the Combined Group’s operations, project pipeline and investments, including, without limitation, project returns, capital costs, capital intensity, annual production, and feasibility study schedules; expectations of future dividends and returns to shareholders; expectations of future free cash flow generation, liquidity, balance sheet strength and credit ratings; expectations of future plans and benefits; expectations regarding mineral reserves and mineral resources, grade and recoveries; estimates of future closure costs and liabilities; the Combined Group constituting a new senior gold producer and the attributes thereof; leadership in sustainability and the ability to develop the MARA project and the Canadian Malartic mine as discussed in paragraph 4.4 in “Part VIII – Transaction Circular to Gold Fields Shareholders”. Estimates or expectations of future events or results are based upon certain assumptions, which may prove to be incorrect. Such assumptions, include, but are not limited to: there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions at Gold Fields’ and/or Yamana’s properties and operations; permitting, development, operations and expansion of Gold Fields’ and Yamana’s operations and projects being consistent with current expectations and mine plans; political developments in any jurisdiction in which Gold Fields or Yamana operate being consistent with current expectations; certain exchange rate assumptions for the Australian Dollar, Rand, the Canadian Dollar and the U.S. Dollar, as well as other exchange rates being approximately consistent with current levels; certain price assumptions for gold, copper, silver, zinc, molybdenum and oil; prices for key supplies being approximately consistent with current levels; the accuracy of current mineral reserve and mineral resource estimates; and other planning assumptions.

Risks relating to forward-looking statements in regard to Gold Fields’ and Yamana’s business and future performance may include, but are not limited to, volatility in the price of gold and other metals, currency fluctuations, operational risks, supply chain shortages, rising inflation, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, political and country risk, community relations, increased regulation of environmental and sustainability matters, the impact of climate change on Gold Fields’ and Yamana’s operations, conflict resolution governmental regulation and judicial outcomes. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Gold Fields’ and Yamana’s businesses; the risk associated with Gold Fields’ and Yamana’s ability to obtain required shareholder approval of the Transaction; timing of completion of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all and the failure of the Transaction to close for any other reason; the risk that a consent or authorisation that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; the outcome of any legal proceedings that may be instituted against the parties and others related to the Arrangement Agreement; unanticipated difficulties or expenditures relating to the Transactions, the response of business partners and retention as a result of the pendency of the Transaction; potential volatility in the price of the Gold Fields Shares or Gold Fields ADSs due to the Transaction; the anticipated size of the markets and continued demand for Gold Fields’ and Yamana’s resources and the impact of competitive responses to the announcement of the Transaction, the posting of this Transaction Circular; and the diversion of management time on Transaction-related issues.

Any forward-looking statements are made only as of the date of this Transaction Circular and neither Gold Fields nor any other person gives any undertaking, or is under any obligation, to update these forward-looking statements for events or circumstances that occur subsequent to the date of this Transaction Circular or to update or keep current any of the information contained herein including, without limitation, outlook, to reflect events or circumstances after the date of this Transaction Circular, or to reflect the occurrence of unanticipated events. Any changes in assumptions or changes in factors affecting these statements and this Transaction Circular is not a representation by Gold Fields or any other person that they will do so, except to the extent required by law.

For further details of the potential risks and uncertainties affecting Gold Fields, please refer to the Risk Factors set out in Annexure 2, attached to this Transaction Circular, and Gold Fields’ filings with the JSE and the SEC, including the Gold Fields’ Integrated Annual Report 2021 and 2021 Gold Fields Form 20-F filed with the SEC on 31 March 2022 (SEC File no. 001-31318). These forward-looking statements speak only as of the date they are made. Readers are cautioned not to place undue reliance on such statements. Gold Fields does not undertake any obligation to publicly release revisions to any “forward-looking statement”, except as may be required under applicable securities laws. No forward looking statements have been reviewed or reported on by Gold Fields’ Independent Reporting Accountant.

  PART III - CORPORATE INFORMATION AND ADVISERS

Gold Fields Limited

150 Helen Road

Sandton, Johannesburg

2196

South Africa

(Postnet Suite 252, Private Bag X30500, Houghton,

2041, South Africa)

Tel: +27115629700

Website: www.goldfields.com

Date and place of incorporation of the Company

3 May 1968, South Africa

South African Legal Counsel Webber Wentzel 90 Rivonia Road Sandton, Johannesburg 2196 South Africa (PO Box 61771, Marshalltown, Johannesburg, 2107, South Africa)
Company Secretary Anré Weststrate Tel: +27 11 562 9719 Fax: +086 720 2704 E-mail: anré.weststrate@goldfields.com	U.S. and International Legal Counsel Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom

Investor Enquiries

Avishkar Nagaser

Tel: +27 11 562 9775

Mobile: +27 82 312 8692

E-mail: avishkar.nagaser@goldfields.com

Thomas Mengel

Tel: +27 11 562 9849

Mobile: +27 72 493 5170

Email: thomas.mengel@goldfields.com

Canadian Legal Counsel Fasken Martineau DuMoulin LLP 333 Bay Street Suite 2400 (PO Box 20) Toronto, ON M5H 2T6 Canada
Lead Financial Adviser and JSE Transaction Sponsor Merrill Lynch South Africa (Pty) Ltd t/a BofA Securities The Place 3rd Floor 1 Sandton Drive Sandton Gauteng 2196 South Africa	Financial Adviser JPMorgan Chase Bank, N.A., Johannesburg branch 1 Fricker Road Illovo Johannesburg 2196 South Africa

Transfer Secretaries

Computershare Investor Services

Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank, Johannesburg

2196

South Africa

(Private Bag X9000, Saxonwold, 2132, South Africa)

Tel: +27 11 370 5000

Independent Reporting Accountant PricewaterhouseCoopers Inc. 4 Lisbon Lane Waterfall City Jukskei View 2090 South Africa (Private Bag X36, Sunninghill, 2157, South Africa)
Proxy Solicitor Georgeson, a trading name of Computershare Investor Services PLC Moor House 120 London Wall London EC2Y 5ET

ADS Depositary

The Bank of New York Mellon

Depositary Receipts

240 Greenwich Street

New York, NY 10286

United States

U.S. toll-free tel: +1 888 269 2377

Tel: +1 201 680 6825

E-mail: shrrelations@bnymellon.com

United Kingdom Secretaries St James’s Corporate Services Limited 107 Cheapside Second Floor London EC2V 6DN United Kingdom Tel: +44 20 7796 8644

PART IV - TABLE OF CONTENTS

  PART V - ACTION REQUIRED BY GOLD FIELDS SHAREHOLDERS

The definitions and interpretations commencing on page 21 of this Transaction Circular apply, mutatis mutandis, to this “Part V - Action required by Gold Fields Shareholders” (unless the context indicates otherwise).

This Transaction Circular is important and requires your immediate attention. Please take careful note of the following provisions regarding the actions required of Gold Fields Shareholders. If you are in any doubt as to the action you should take, please consult your CSDP, Broker, legal adviser, accountant, banker, other financial intermediary or other professional adviser immediately.

Gold Fields ADS Holders should contact the ADS Depositary for any queries regarding the upcoming vote that is the subject of this Transaction Circular.

If you have disposed of all of your Gold Fields Shares, this Transaction Circular, together with the accompanying Notice of General Meeting and Form of Proxy, should be forwarded to the purchaser of such Gold Fields Shares or to the CSDP, Broker, banker or other financial intermediary through whom such disposal was effected.

1.	GENERAL MEETING

A General Meeting will be convened on the terms set out in the Notice of General Meeting and will be held at The JSE Building, One Exchange Square, Gwen Lane, Sandton, Johannesburg, South Africa, 2196 and by way of electronic communication on Tuesday, 22 November 2022 at 12:00 South African time (05:00 New York time), to consider and, if deemed fit, to pass, with or without modification, the requisite Gold Fields Transaction Resolutions required to give effect to the Transaction in the manner required by the Companies Act, as read with the JSE Listings Requirements and the requirements of other stock exchanges on which the Company’s ordinary shares are listed.

The Notice of General Meeting is attached hereto and forms part of this Transaction Circular and contains the Gold Fields Transaction Resolutions to be considered at the General Meeting.

2.	RECORD DATES

In terms of section 59(1)(a) and (b) of the Companies Act, the Gold Fields Board set the following record dates for the purposes of determining which Gold Fields Shareholders are entitled to receive the Notice of General Meeting, and to participate in, and vote at the General Meeting:

•	record date for Gold Fields Shareholders to be eligible to receive the Notice of General Meeting: Friday, 14 October 2022;

•	last date to trade in Gold Fields Shares to be eligible to participate in and vote at the General Meeting: Tuesday, 8 November 2022;

•	record date for Gold Fields Shareholders to be eligible to vote at the General Meeting: Friday, 11 November 2022; and

•

last date for lodging Forms of Proxy with the Transfer Secretaries: Friday, 18 November 2022; provided that Forms of Proxy not lodged with the Transfer Secretaries by such date may be emailed to the chairperson of the General Meeting at any time before the proxy exercises any rights of the Gold Fields Shareholders at the General Meeting.

3.	VOTING AND ATTENDANCE AT THE GENERAL MEETING

3.1	Dematerialised Gold Fields Shareholders without “own-name” registration

Attendance and representation at the General Meeting

In accordance with the mandate between you and your CSDP or Broker, you must advise your CSDP or Broker if you wish to attend, speak and vote at the General Meeting. If so, your CSDP or Broker will issue the necessary letter of representation to you to attend the General Meeting.

Voting at the General Meeting

Your CSDP or Broker should contact you to ascertain how you wish to cast your vote at the General Meeting and shall thereafter cast your vote in accordance with your instructions, should you not wish to attend or are unable to attend the General Meeting yourself but you wish to vote thereat.

If you have not been contacted by your CSDP or Broker, it is advisable for you to contact your CSDP or Broker and to furnish them with your voting instructions.

If your CSDP or Broker does not obtain voting instructions from you, they will be obliged to vote in accordance with the instructions contained in the custody agreement concluded between you and your CSDP or Broker.

You must NOT complete the attached Form of Proxy.

3.2	Dematerialised Gold Fields Shareholders with “own-name” registration

Voting, attendance and representation at the General Meeting

You may attend, speak and vote at the General Meeting in person.

Alternatively, you may appoint a proxy to represent you at the General Meeting by completing the attached Form of Proxy in relation to the General Meeting in accordance with the instructions it contains. It is requested that, for administration purposes, the Form of Proxy be returned to the registered office of the Transfer Secretaries to be received by no later than 12:00 South African time (05:00 New York time) on Friday, 18 November 2022. The Form of Proxy may, however, be emailed to the chairperson of the General Meeting at proxy@computershare.co.za or, in the case of in-person participation, handed to the chairperson of the General Meeting, at any time before the commencement of the voting at the General Meeting.

3.3	Certificated Gold Fields Shareholders

Voting, attendance and representation at the General Meeting

You may attend, speak and vote at the General Meeting in person.

Alternatively, you may appoint a proxy to represent you at the General Meeting by completing the attached Form of Proxy in relation to the General Meeting in accordance with the instructions it contains. It is requested that, for administrative purposes, the Form of Proxy be returned to the registered office of the Transfer Secretaries to be received by no later than 12:00 South African time (05:00 New York time) on Friday, 18 November 2022. The Form of Proxy may, however, be emailed to the chairperson of the General Meeting at proxy@computershare.co.za or, in the case of in-person participation, handed to the chairperson of the General Meeting, at any time before the commencement of the voting at the General Meeting.

If you wish for your Gold Fields Shares to be Dematerialised, please contact your CSDP or Broker.

Under Strate directives, Dematerialised Gold Fields Shareholders are required to elect to receive direct communication in the future, which includes, but is not limited to, the receipt of Gold Fields Shareholder communication documentation. Such election will facilitate the direct communication by Gold Fields to the Gold Fields Shareholders. Gold Fields Shareholders who are currently Certificated Gold Fields Shareholders and will be Dematerialised are encouraged to make such election.

3.4	Electronic participation at the General Meeting

The General Meeting will be a hybrid meeting, therefore Gold Fields Shareholders may attend the General Meeting virtually by accessing the virtual General Meeting platform

(the details of which are set out in the Notice of General Meeting) through their computer or mobile device. The virtual General Meeting platform is a live webcast of the General Meeting.

The electronic meeting facilities arranged will permit all participants at the General Meeting to communicate concurrently, without an intermediary, and to participate reasonably effectively in the General Meeting. Electronic voting will therefore be available for Gold Fields Shareholders to vote at the General Meeting.

Gold Fields Shareholders who wish to participate electronically in and/or vote at the General Meeting are required to follow the instructions and relevant prompts provided in the Notice of General Meeting.

The Transfer Secretaries will assist Gold Fields Shareholders with the requirements for electronic participation in, and/or voting at, the General Meeting. The Transfer Secretaries are further obliged to validate each such Gold Fields Shareholder’s entitlement to participate in and/or vote at the General Meeting, before providing them with the necessary means to access the General Meeting and/or the associated voting platform. Gold Fields Shareholders will be liable for their own network charges in relation to electronic participation in and/ or voting at the General Meeting. Any such charges will not be for the account of the JSE, Gold Fields, the Transfer Secretaries and/or any third-party service provider appointed in order to facilitate the General Meeting by electronic means.

None of Gold Fields, the JSE, the Transfer Secretaries or any third-party service provider appointed in order to facilitate the General Meeting by electronic means can be held accountable in the case of loss of network connectivity or other network failure due to insufficient airtime, internet connectivity, internet bandwidth and/or power outages which prevents any such Gold Fields Shareholder from participating in and/or voting at the General Meeting.

Although voting will be permitted by way of electronic communication at the General Meeting, Gold Fields Shareholders are encouraged to make use of proxies for purposes of voting at the General Meeting in accordance with the instructions contained in the Form of Proxy.

As required in terms of section 63(1) of the Companies Act, before any person may attend or participate in the General Meeting, that person must present reasonably satisfactory identification and the person presiding at the General Meeting must be reasonably satisfied that the right of that person to participate and vote, either as a Gold Fields Shareholder or as a proxy for a Gold Fields Shareholder (or as a representative of a Gold Fields Shareholder), has been reasonably verified in terms of section 63(1) of the Companies Act. The procedure for verification is included in the Notice of General Meeting contained in this Transaction Circular.

Any Gold Fields Shareholder or proxy that does not send an Electronic Notice by 12:00 South African time (05:00 New York time) on Friday, on 18 November 2022, may still participate via electronic communication at the General Meeting and may email that Electronic Notice at any time but not later than 10:00 South African time (03:00 New York time) prior to the commencement of the General Meeting. However, for the purpose of effective administration, Gold Fields Shareholders and their proxies are strongly urged to send the Electronic Notice by 12:00 South African time (05:00 New York time) on Friday, 18 November 2022. The Electronic Notice employed will enable all persons participating in the General Meeting to communicate concurrently with one another without an intermediary and to participate reasonably effectively in the General Meeting. Voting of Gold Fields Shares will be possible via electronic participation. Once the General Meeting has commenced, participants will be able to vote via the voting link to be provided before the General Meeting.

4.	GOLD FIELDS ADS HOLDERS

If you are in any doubt as to what action to take, please consult your Broker, legal adviser, accountant, banker, other financial intermediary or other professional adviser immediately.

As beneficial owners, Gold Fields ADS Holders enjoy the full economic rights of Gold Fields Shares. Gold Fields, the ADS Depositary and the Gold Fields ADS Holders are parties to the Gold Fields Deposit Agreement, which is governed by New York State law.

4.1	Voting at the General Meeting

The Company has informed the ADS Depositary of the Voting Record Date, and has requested that the ADS Depositary seek the voting instructions of the Gold Fields ADS Holders for the General Meeting. As a result, Gold Fields ADS Holders may instruct the ADS Depositary to vote the Gold Fields Shares represented by the Gold Fields ADSs held by them. Pursuant to the Gold Fields Deposit Agreement, the ADS Depositary establishes the ADS Voting Record Date, which differs from the Voting Record Date. The ADS Depositary has set the ADS Voting Record Date for the General Meeting as Monday, 17 October 2022 at 17:00 New York time (23:00 South African time).

Because Gold Fields has requested the ADS Depositary to seek voting instructions from Gold Fields ADS Holders, the ADS Depositary will notify Gold Fields ADS Holders of the upcoming vote and arrange to deliver Gold Fields’ voting materials and form of notice to Gold Fields ADS Holders. Gold Fields ADS Holders will need to duly complete the voting materials according to the instructions contained therein and return them to the ADS Depositary, to be received by the ADS Voting Cut-Off Date, being 12:00:00 New York time (19:00 South African time) on Tuesday, 15 November 2022. The ADS Depositary will in turn attempt, as far as practicable, subject to South African law and the terms of the Gold Fields Deposit Agreement, to vote the Gold Fields Shares represented by their Gold Fields ADSs in accordance with the voting instructions received from Gold Fields ADS Holders as beneficial owners. If the Gold Fields ADS Holders do not instruct the ADS Depositary to vote the Gold Fields Shares represented by their Gold Fields ADSs, the ADS Depositary may, under certain circumstances, give a discretionary proxy to a person designated by Gold Fields to vote such deposited Gold Fields Shares. Gold Fields cannot guarantee that Gold Fields ADS Holders will receive this proxy material from the ADS Depositary to vote the Gold Fields Shares represented by their Gold Fields ADSs in time for them to give voting instructions. Furthermore, Gold Fields ADS Holders may at any stage exercise their right to vote the Gold Fields Shares represented by their Gold Fields ADSs by surrendering their Gold Fields ADSs to the ADS Depositary in order to withdraw the underlying Gold Fields Shares. For more information on how to provide instruction in connection with the General Meeting, Gold Fields ADS Holders should refer to the notice and instructions provided by the ADS Depositary.

4.2	Attendance at the General Meeting

If a Gold Fields ADS Holder wishes to attend, speak and vote at the General Meeting, such Gold Fields ADS Holder must (i) surrender its Gold Fields ADSs to the ADS Depositary for cancellation; (ii) withdraw the Gold Fields Shares represented by the surrendered Gold Fields ADSs from the custodian bank holding such Gold Fields Shares; and (iii) be recorded in the Gold Fields Register as a Gold Fields Shareholder on the Voting Record Date of Friday, 11 November 2022. You should note that the ADS Depositary will charge a fee for the surrender of your Gold Fields ADSs and the delivery of the Gold Fields Shares represented by your Gold Fields ADSs. The amount of any such charge should be confirmed directly with the ADS Depositary.

5.	FOREIGN GOLD FIELDS SHAREHOLDERS

It is the responsibility of Foreign Gold Fields Shareholders to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Transaction, including the obtaining of any governmental, exchange control or other consents, the making of any filings which may be required, compliance with other necessary formalities and the payment of any transfer or other taxes or other requisite payments due in such jurisdiction. If you are in any doubt as to what action to take, please consult your CSDP, Broker, legal adviser, accountant, banker, other financial intermediary or other professional adviser immediately.

6.	OTHER

The contents of this Transaction Circular do not constitute legal advice or purport to comprehensively deal with the legal, regulatory and tax implications of the Transaction or any other matter for each Gold Fields Shareholder. Gold Fields Shareholders are accordingly advised to consult their professional advisers about their personal legal, regulatory and tax positions regarding the Transaction or any other matter.

The Financial Advisers are acting exclusively for Gold Fields and no one else in connection with the Transaction. The Financial Advisers will not regard any other person as its client in relation to the Transaction and will not be responsible to anyone other than Gold Fields for providing the protections afforded to its client nor for giving advice in relation to the Transaction or any other transaction or arrangement referred to in this Transaction Circular.

Gold Fields does not accept responsibility and will not be held liable for any act of or omission by any CSDP or Broker, including, without limitation, any failure on the part of the CSDP or Broker or any registered Gold Fields Shareholder to notify the holder of any beneficial interest in those Gold Fields Shares in respect of the Transaction or any other matter set out in this Transaction Circular.

  PART VI - IMPORTANT INDICATIVE DATES AND TIMES IN RELATION TO THE TRANSACTION

The definitions and interpretations commencing on page 21 of this Transaction Circular apply, mutatis mutandis, to “Part VI - Important indicative dates and times in relation to the Transaction” (unless the context indicates otherwise).

2022

Record date to determine which Gold Fields Shareholders are eligible to receive this Transaction Circular	Friday, 14 October

Transaction Circular posted to Gold Fields Shareholders and announcement regarding distribution of Notice of General Meeting and Form of Proxy published on SENS and on Gold Fields’ website on	Monday, 24 October

Last day to trade in Gold Fields Shares in order to be recorded in the Gold Fields Register to attend, participate in and vote at the General Meeting (“Voting Last Day to Trade”) on	Tuesday, 8 November

Record date for Gold Fields Shareholders to be recorded in the Gold Fields Register in order to be eligible to attend, participate in and vote at the General Meeting, being the “Voting Record Date”, by close of trade on

Friday, 11 November

Voting cut-off date for receipt of voting instructions from Gold Fields ADS holders on	Tuesday, 15 November

Last day and time to lodge Forms of Proxy with the Transfer Secretaries by 12:00 South African time on (refer to note 2 below)	Friday, 18 November

Yamana Shareholder Meeting held on	Monday, 21 November

Forms of Proxy not lodged with the Transfer Secretaries to be emailed to the chairperson of the General Meeting at any time before the proxy exercises any rights of the Gold Fields Shareholder at the General Meeting at 10:00 South African time on

Tuesday, 22 November

General Meeting to be held at 12:00 South African time on	Tuesday, 22 November

Results of the General Meeting released on SENS on or about	Tuesday, 22 November

Final Order Hearing in respect of Yamana on	Wednesday, 23 November

Effective Date on or before	Wednesday, 30 November

Notes:

1.	The above dates and times may be amended, subject to the approval of the JSE, if required. Any such amendment will be released on SENS.

2.

A Gold Fields Shareholder may submit a Form of Proxy at any time before the commencement of the General Meeting (or any adjournment or postponement of the General Meeting) or email it to the chairperson of the General Meeting before the appointed proxy exercises any of the relevant Gold Fields Shareholder’s rights at the General Meeting (or any adjournment or postponement of the General Meeting), provided that should a Gold Fields Shareholder lodge a Form of Proxy with the Transfer Secretaries less than 48 hours (excluding Saturdays, Sundays and gazetted, national public holidays) before the General Meeting, such Gold Fields

Shareholder will also be required to furnish a copy of such Form of Proxy to the chairperson of the General Meeting before the appointed proxy exercises any of such Gold Fields Shareholder’s rights at the General Meeting (or adjourned or postponed General Meeting).

3.	If the General Meeting is adjourned or postponed, Forms of Proxy submitted for the initial General Meeting will remain valid in respect of any adjournment or postponement of the General Meeting.

4.

There will be no rematerialisation or dematerialisation between Wednesday, 9 November 2022 and Friday, 11 November 2022, both days inclusive, as the Gold Fields Register will be closed for this period.

5.

Although the important dates and times are stated to be subject to change, such statement may not be regarded as consent or dispensation for any change to time periods which may be required in terms of the Companies Act and the JSE Listings Requirements, where applicable, and any such consents or dispensations must be specifically applied for and granted.

6.	All dates and times indicated above are South African Standard Time, unless otherwise specified.

7.	For the timetable relating to Gold Fields ADSs, Gold Fields ADS Holders should refer to the notice and instructions provided by the ADS Depositary.

  PART VII - DEFINITIONS AND INTERPRETATIONS

“2019” or “fiscal 2019”	the financial year ended 31 December 2019;

“2020” or “fiscal 2020”	the financial year ended 31 December 2020;

“2021” or “fiscal 2021”	the financial year ended 31 December 2021;

“2021 Gold Fields Form 20-F”	the Gold Fields Annual Report on Form 20-F (SEC File no. 001-31318) filed by Gold Fields with the SEC on 31 March 2022;

“2022” or “fiscal 2022”	the financial year ending 31 December 2022;

“ADS Depositary”	The Bank of New York Mellon, being the depositary in respect of the Gold Fields ADS Program;

“ADSs”	American depositary shares;

“ADS Voting Cut-Off Date”	12:00 New York time (19:00 South African time), on Tuesday, 15 November 2022, which is the cut-off time for receipt by the ADS Depositary of voting instructions from eligible Gold Fields ADS Holders;

“ADS Voting Record Date”

17:00 New York time (23:00 South African time), on Monday, 17 October 2022, which is the date on which the eligibility of Gold Fields ADS Holders to provide the ADS Depositary with voting instructions in connection with the General Meeting is determined by the ADS Depositary;

“Advance Ruling Certificate”

an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement, such advance ruling certificate having not been modified or withdrawn prior to the Effective Time;

“Advisers”	collectively, the Financial Adviser, the Legal Advisers, the Transaction Sponsor and the Transfer Secretaries;

“Annual Financial Statements” or “AFS”	the annual presentation of the financial performance of Gold Fields or Yamana, as the context indicates;

“Arrangement”

the arrangement of Yamana under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Canadian Court in the Interim Order or Final Order with the consent of Gold Fields and Yamana, each acting reasonably;

“Arrangement Agreement”

the written arrangement agreement between Gold Fields and Yamana on or about 31 May 2022 in terms of which, inter alia, Yamana Shareholders will, pursuant to the Transaction, receive Gold Fields Consideration Shares in accordance with the Exchange Ratio either in the form of Gold Fields Shares, listed on the JSE, or Gold Fields ADSs listed on the NYSE, in consideration for their Yamana Shares;

“Australian Dollar” or “A$”	Australian dollars, the official currency of Australia;

“Broker”	any person registered as a broking member (equities) in terms of the rules of the JSE made in accordance with the provisions of the Financial Markets Act;

“Business Day”	any day other than a Saturday, Sunday or national public holiday in South Africa, the Province of Ontario or the State of New York;

“Canadian Court”	the Ontario Superior Court of Justice (Commercial List);

“CAGR”	compound annual growth rate;

“CBCA”	the Canada Business Corporation Act;

“CEO”	chief executive officer;

“CFO”	chief financial officer;

“CIBC”	CIBC World Markets Inc.;

“CIMVAL Code”	the Code for the Valuation of Mineral Properties, as adopted by the Canadian Institute of mining, Metallurgy & Petroleum Council on 29 November 2019;

“CIPC”	the South African Companies and Intellectual Property Commission;

“Code”	the U.S. Internal Revenue Code of 1986, as amended;

“Combined Group”	the combined Gold Fields and Yamana group, as it would exist following the implementation of the Transaction;

“Commissioner”	the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any person designated by the Commissioner to act on his behalf;

“Common Monetary Area” or “CMA”	the common monetary area, comprising South Africa, the Republic of Namibia and the Kingdoms of Lesotho and eSwatini, in which the Rand is legal tender;

“Companies Act”	the South African Companies Act, No. 71 of 2008, as amended;

“Company Secretary”

the company secretary of Gold Fields from time to time, who as at the date of this document is as set out in the section entitled “Part III - Corporate Information and Advisers” commencing on page 7 of this document;

“Competition Act”	the Competition Act (Canada) and the regulations promulgated thereunder;

“Competition Act Approval”

means that, in connection with the Transaction, either (i) the applicable waiting period under subsection 123(1) of the Competition Act shall have expired or been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with subsection 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter; or (ii) the Commissioner shall have issued an Advance Ruling Certificate;

“Conditions Precedent”	the conditions precedent to the Transaction as set out in paragraph 5.3 of “Part VIII - Transaction Circular to Gold Fields Shareholders”;

“COVID-19”

the coronavirus disease 2019 (commonly referred to as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19;

“COVID-19 Measures”	commercially reasonable measures undertaken by the Gold Fields Group or the Yamana Group to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, curfew, shut down, closure, sequester, travel restrictions or any other applicable laws, regulations, directives, guidelines or recommendations issued by any Governmental Entity in connection with or in response to COVID-19;

“CSDP”

a person authorised by a licensed central securities depository to perform custody and administration services or settlement services or both in terms of the central securities depository rules published in terms of the Financial Markets Act, and includes an external participant, where appropriate, as contemplated in the Financial Markets Act;

“Dematerialised” or “Dematerialisation”	the process whereby physical share certificates are replaced with electronic records evidencing ownership of shares for the purpose of Strate, as contemplated in the Financial Markets Act;

“Dematerialised Gold Fields Shareholder”	a Gold Fields Shareholder who holds Dematerialised Gold Fields Shares;

“Dematerialised Gold Fields Shares”	Gold Fields Shares that have been Dematerialised in accordance with the rules of Strate, evidencing ownership of shareholding in electronic format, which Gold Fields Shares may be traded on the JSE;

“Development Agreements”

the development agreements relating to, among other things, corporate tax and royalty rates in respect of the Gold Fields Tarkwa and Damang mines, which were reached between Gold Fields Ghana and the Government of Ghana in 2016;

“Disaster Management Act”	the South African Disaster Management Act, No. 57 of 2002, as amended;

“DMRE”	the South African Department of Mineral Resources and Energy;

“DWS”	the South African Department of Water and Sanitation;

“EBITDA”	profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs;

“Effective Date”	the date on which the closing and completion of the Transaction is expected to occur, subject to and following the fulfilment, or waver to the extent permissible, of the Conditions Precedent;

“Effective Time”	the time on the Effective Date that the Arrangement becomes effective, being 12:01 a.m. (Toronto time) or such other time as agreed to by Gold Fields and Yamana in writing;

“Electronic Notice”

written notice provided by Gold Fields Shareholders to Gold Fields, at the address set out in “Part III - Corporate Information and Advisers” of the Transaction Circular (marked for the attention of the Gold Fields Company Secretary), by no later than 12:00 South African time on Friday, 18 November 2022, stating that they wish to participate in the General Meeting via electronic communication;

“ESG”	environmental, social and governance;

“Exchange Control Regulations”	the South African Exchange Control Regulations, 1961, promulgated in terms of section 9 of the Currency and Exchanges Act, No. 9 of 1933, as amended;

“Exchange Ratio”	for each Yamana share, 0.6 of a Gold Fields Consideration Share;

“Executive Director”	an executive director of the Gold Fields Board, as the case may be;

“FAIS Act”	the South African Financial Advisory and Intermediary Services Act, 37 of 2002, as amended;

“Final Order”

the final order of the Canadian Court pursuant to Section 192 of the CBCA, in form and substance acceptable to Gold Fields and Yamana, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Canadian Court (with the consent of Gold Fields and Yamana, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Gold Fields and Yamana, each acting reasonably);

“Financial Advisers”

Gold Fields’ appointed financial advisers, who as at the date of this Transaction Circular are as set out in “Part III - Corporate Information and Advisers” commencing on page 7 of this Transaction Circular;

“Financial Markets Act”	the South African Financial Markets Act, No. 19 of 2012, as amended;

“Foreign Gold Fields Shareholder”	a Gold Fields Shareholder who is a national or citizen of, or who has a registered address in, a jurisdiction outside of South Africa;

“Form of Proxy”	the form of proxy attached to the Transaction Circular;

“General Meeting” or “Gold Fields Meeting”

the extraordinary general meeting to be convened by the Gold Fields Board for the Gold Fields Shareholders to consider, and if deemed appropriate, approve the Gold Fields Transaction Resolutions required for the implementation of the Transaction, and the matters related thereto;

“Gold Fields”	Gold Fields Limited, registration number 1968/004880/06, a public company incorporated in accordance with the laws of South Africa and primary listed on the JSE;

“Gold Fields 2012 Share Plan”	the Gold Fields share plan dated 22 May 2022, as amended;

“Gold Fields 2015 MSR Policy”	the Gold Fields minimum shareholder requirement policy dated November 2015;

“Gold Fields ADRs”	Gold Fields American depositary receipts evidencing the Gold Fields ADSs;

“Gold Fields ADSs”	Gold Fields American depositary shares, which may be evidenced by the Gold Fields ADRs, each representing an interest in one Gold Fields Share in accordance with the Gold Fields Deposit Agreement;

“Gold Fields ADS Holder”	a registered holder of Gold Fields ADSs;

“Gold Fields Annual Financial Report”	Gold Fields’ South African Annual Financial Report 2021, published on 31 March 2022;

“Gold Fields Board” or “Gold Fields Directors” or “Board”	the board of directors of Gold Fields as at the date of this document is as set out in the section beginning on page 26 of this document;

“Gold Fields Consideration Shares”	the Gold Fields Shares and the Gold Fields ADSs representing Gold Fields Shares to be issued as consideration pursuant to the Transaction;

“Gold Fields Deposit Agreement”

the deposit agreement entered into, amongst Gold Fields, the ADS Depositary and the owners and holders from time to time of Gold Fields ADSs as of 2 February 1998 (as amended and restated as of 21 May 2002);

“Gold Fields Group”	Gold Fields and its subsidiaries, as the context requires;

“Gold Fields Management” or “Gold Fields Executive Committee”	the executive committee of Gold Fields from time to time;

“Gold Fields MOI”	Gold Fields’ memorandum of incorporation, as amended from time to time;

“Gold Fields Register”

the register of Gold Fields Certificated Shareholders maintained by the Gold Fields Transfer Secretaries on behalf of Gold Fields, and includes the sub-register of Gold Fields Dematerialised Shareholders maintained by CSDPs;

“Gold Fields Termination Fee”	USD450 million;

“Gold Fields Transaction Resolutions” or “Resolutions”	collectively, the ordinary and special resolutions set out in the Notice of General Meeting attached to and forming part of this Transaction Circular;

“Gold Fields Share” or “Gold Fields Shares”

the ordinary shares of no par value in the issued share capital of Gold Fields, all of which are listed on the exchange operated by the JSE, including the Gold Fields Shares that are represented by Gold Fields ADSs;

“Gold Fields Shareholders”	the holders of Gold Fields Shares from time to time;

“Governmental Entity”

means (i) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (ii) any stock exchange, including the TSX, NYSE, LSE and JSE; (iii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iv) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organisation, exercising any regulatory, antitrust/competition, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“GRA”	Ghana Revenue Authority;

“IASB”	International Accounting Standards Board;

“IFRS”	International Financial Reporting Standards, as issued by the IASB;

“Independent Reporting Account” or “PwC”

PricewaterhouseCoopers Inc., registration number 1998/012055/21, a personal liability company duly incorporated in accordance with the laws of South Africa, and the Gold Fields’ reporting accountant for the purposes of the Transaction Circular;

“Interim Order”

the interim order made after the application to the Canadian Court pursuant to subsection 192 of the CBCA in form and substance acceptable to Gold Fields and Yamana, each acting reasonably, providing for, among other things, the calling and holding of the Yamana Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Canadian Court with the consent of Gold Fields and Yamana, each acting reasonably;

“Investment Canada Act”	the Investment Canada Act (Canada) and the regulations promulgated thereunder;

“Investment Canada Act Approval”

the responsible Minister under the Investment Canada Act shall have sent a notice stating that such Minister is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada, or such Minister having been deemed in accordance with the Investment Canada Act to be satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada;

“JSE”	the Johannesburg Stock Exchange, an exchange licensed in terms of the Financial Markets Act;

“JSE Limited”	the JSE Limited, registration number: 2005/022939/06, a public company incorporated in accordance with the laws of South Africa and licensed, under the Financial Markets Act, to operate the JSE;

“JSE Listings Requirements”	the listings requirements of the JSE published by the JSE as required by the Financial Markets Act;

“Key Regulatory Approvals”	Competition Act Approval, Investment Canada Act Approval and the SARB Approval;

“Last Practicable Date”	Friday, 30 September 2022, being the last practicable date prior to the finalisation of this Transaction Circular;

“Legal Adviser”

each of Gold Fields’ appointed legal advisers, who as at the date of this Transaction Circular are set out in the section entitled “Corporate Information and Advisers” beginning on page 7 of this Transaction Circular;

“LSE”	the London Stock Exchange plc;

“Minister of Mineral Resources and Energy”	the South African Minister of the Department of Mineral Resources and Energy;

“MPRDA”	the South African Mineral and Petroleum Resources Development Act, 2002;

“NEMA”	the South African National Environmental Management Act, 1998;

“Non-Executive Directors” or “NED”	the non-executive directors of the Gold Fields Board, as the case may be;

“NYSE”	the New York Stock Exchange LLC;

“PFIC”	a passive foreign investment company;

“Plan of Arrangement”

plan of arrangement of Yamana and any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or upon the direction of the Canadian Court in the Final Order;

“R” or “Rand”	the South African Rand, the official currency of South Africa;

“SARB”	the Financial Surveillance Department of the South African Reserve Bank;

“SARB Approval”	the approvals sought by Gold Fields from SARB in relation to the Transaction, which was obtained on 22 July 2022;

“SEC”	the U.S. Securities and Exchange Commission;

“SENS”	the Stock Exchange News Service of the JSE;

“South Africa”	the Republic of South Africa;

“Strate”

Strate Proprietary Limited, registration number 1998/022242/07, a private company incorporated in accordance with the laws of South Africa and a licensed central securities depository registered in terms of the Financial Markets Act;

“Transaction”

the proposed acquisition by Gold Fields (whether directly or through its subsidiary Gold Fields Holding Company Limited or another of its subsidiaries nominated by Gold Fields in its discretion) of all the issued and outstanding common shares in the share capital of Yamana in a share-for-share transaction based on the Exchange Ratio and subject to the Conditions Precedent;

“Transaction Announcement”	the transaction announcement published by Gold Fields on SENS on Tuesday, 31 May 2022, in respect of the Transaction;

“Transaction Circular”

this transaction circular, dated Friday, 21 October 2022, to Gold Fields Shareholders published by Gold Fields including all annexures hereto and incorporating the Notice of General Meeting and Form of Proxy;

“Transaction Consideration”	the consideration payable to Yamana Shareholders pursuant to the Transaction, which consideration consists of the Gold Fields Consideration Shares based on the Exchange Ratio;

“Transfer Secretaries”	Computershare Investor Services Proprietary Limited, registration number: 2004/003647/07, a private company incorporated in accordance with the laws of South Africa;

“Transaction Sponsor”

Merrill Lynch South Africa Proprietary Limited t/a BofA Securities, registration number 1995/001805/07, a private company incorporated in accordance with the laws of South Africa and acting as transaction sponsor to Gold Fields for purposes of the Transaction;

“TSX”	the Toronto Stock Exchange;

“United Kingdom Secretaries”	St James’s Corporate Services Limited, registration number 3566623, a company incorporated in accordance with the laws of the U.K.;

“United Kingdom Transfer Secretaries”	Link Group, registration number ACN 120 964 098, a company incorporated in accordance with the laws of Australia;

“United Kingdom” or “U.K.”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “U.S.”	the United States of America, its territories and possessions and any state of the United States and the District of Columbia;

“USD” or “U.S. Dollar”	United States dollars, the official currency of the United States of America;

“U.S. Exchange Act”	the U.S. Securities Exchange Act of 1934;

“U.S. Securities Act”	the U.S. Securities Act of 1933;

“Valuation Report”

the valuation report prepared by CIBC dated as at 30 August 2022 and based upon the form of a short form valuation report under the CIMVAL Codes, commissioned by Yamana in respect of the applicable mining assets of Yamana;

“VAT”	value-added tax, as levied in terms of the VAT Act;

“VAT Act”	the South African Value-Added Tax Act, No. 89 of 1991, as amended;

“Voting Last Day to Trade”	the last day to trade in Gold Fields Shares in order to be recorded on the Gold Fields Register on the Voting Record Date, being Tuesday, 8 November 2022;

“Voting Record Date”	the date on which Gold Fields Shareholders must be recorded in the Gold Fields Register in order to be eligible to attend and vote at the General Meeting, being Friday, 11 November 2022;

“VWAP”	volume weighted average price;

“Yamana”	Yamana Gold Inc., a corporation existing under the CBCA and primary listed on the TSX, secondary listed on the NYSE and with a standard listing on the LSE;

“Yamana AIF”	the annual information form of Yamana in respect of the financial year ended 31 December 2021 and dated 28 March 2022;

“Yamana Board” or “Yamana Directors”	the board of directors of Yamana;

“Yamana Circular”	the circular issued or to be issued by Yamana to the Yamana Shareholders with regard to the Transaction;

“Yamana Group”	Yamana and its subsidiaries, as the context requires;

“Yamana Management”	the management of Yamana from time to time;

“Yamana Meeting”	the special meeting of Yamana Shareholders called for Yamana Shareholders to consider the Arrangement and approve the Plan of Arrangement;

“Yamana Shareholders”	the holders of Yamana Shares from time to time;

“Yamana Share” or “Yamana Shares”	common shares in the authorised share capital of Yamana; and

“Yamana Termination Fee”	USD300 million.

Any capitalised terms used in this Transaction Circular and not otherwise defined in this Transaction Circular or this “Part VII – Definitions and Interpretations”, shall have the meanings ascribed thereto in the Arrangement Agreement.

GOLD FIELDS LIMITED

(Incorporated in the Republic of South Africa)

(Registration number: 1968/004880/06)

JSE share code: GFI

ISIN: ZAE000018123

NYSE: GFI

(“Gold Fields” or the “Company”)

Gold Fields Directors

Independent Non-Executive Directors

Yunus Suleman (Chairperson)

Steven Reid (Lead Independent Director)

Terence Goodlace

Alhassan Andani

Peter Bacchus

Philisiwe Sibiya

Jacqueline McGill

Cristina Bitar

Executive Directors

Christopher Griffith (CEO)

Paul Schmidt (CFO)

PART VIII – TRANSACTION CIRCULAR TO GOLD FIELDS SHAREHOLDERS

1.	INTRODUCTION AND PURPOSE OF THIS TRANSACTION CIRCULAR

Gold Fields Shareholders are referred to the Transaction Announcement wherein Gold Fields Shareholders were advised that Gold Fields and Yamana had entered into an Arrangement Agreement in relation to the Transaction, pursuant to which Gold Fields (either directly or through its subsidiary Gold Fields Holding Company Limited or another of its subsidiaries nominated by Gold Fields in its discretion) will acquire all the issued and outstanding common shares in the share capital of Yamana in a share-for-share transaction based on the Exchange Ratio and subject to the Conditions Precedent.

Pursuant to the terms of the Transaction, the Transaction Consideration payable to the Yamana Shareholders will consist of Gold Fields Consideration Shares in accordance with the Exchange Ratio, which at the election of Yamana Shareholders shall be either in the form of Gold Fields Shares, which are listed on the JSE, or Gold Fields ADSs, which are listed on the NYSE.

The Yamana Board has unanimously approved the Transaction and is recommending to Yamana Shareholders that they vote in favour of the Transaction. In addition, all of the Yamana Directors and certain senior officers have entered into binding voting support agreements with Gold Fields under which such individuals have agreed, among other things, to vote their Yamana Shares in favour of the Transaction.

The Yamana Board has received fairness opinions from Canaccord Genuity Corp. and Scotiabank that, as of the date of each such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in each such opinion, the Transaction Consideration to be received by Yamana Shareholders is fair, from a financial point of view, to Yamana Shareholders.

The Transaction constitutes a Category 1 transaction for purposes of the JSE Listings Requirements and these requirements do not require that Gold Fields prepare a fairness opinion in respect of the Transaction and, accordingly, Gold Fields has not obtained a fairness opinion.

Post the successful conclusion of the Transaction, Gold Fields will still qualify and meet the requirements for a primary listing pursuant to the provisions of the JSE Listings Requirements, and the listing of the Gold Fields ADSs will continue as a secondary listing on the NYSE. Gold Fields has also applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following, the closing of the Transaction. The nature of the Gold Fields business and sector are also not expected to change. The Yamana Shares will, however, be delisted from the TSX, NYSE and the LSE.

The purpose of this Transaction Circular is to:

•

provide Gold Fields Shareholders with the relevant information relating to the Transaction, to enable Gold Fields Shareholders to make an informed decision in respect of the Gold Fields Transaction Resolutions set out in the Notice of General Meeting enclosed with this Transaction Circular; and

•	convene the General Meeting of Gold Fields Shareholders to consider and, if deemed fit, adopt the Gold Fields Transaction Resolutions required to implement the Transaction.

To obtain a full understanding of the terms and conditions of the Transaction, this Transaction Circular should be read in its entirety.

2.	INFORMATION ON GOLD FIELDS

Gold Fields is a globally diversified gold producer with nine operating mines in Australia, Ghana, Peru and South Africa, including the Asanko Joint Venture in Ghana, and one project in Chile, with total attributable annual gold-equivalent production of approximately 2.34Moz in 2021. In terms of the latest mineral resources and reserve statements prepared by Gold Fields for fiscal 2021, it has attributable gold Mineral Reserves of around 47.4 Moz and gold Mineral Resources of around 94.1 Moz (including reserves) and attributable copper Mineral Reserves totalling 474 million pounds and Mineral Resources of 742 million pounds (including reserves).

Gold Fields has a primary listing on the Main Board of the JSE and its market capitalisation is approximately R131 billion as at the Last Practicable Date. In addition, Gold Fields has an American depositary programme in terms of which Gold Fields Shares are deposited as ADSs with the ADS Depositary and traded on the NYSE.

Gold Fields has applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following, the closing of the Transaction. The TSX listing will provide shareholders of the Combined Group with additional flexibility to trade their securities in Gold Fields at limited incremental cost.

For detailed information on the business and operations of Gold Fields, please refer to the disclosures made by the Gold Fields Group in its annual Form 20-F filing made to the SEC, accessible at https://www.goldfields.com/pdf/investors/form-20-f/2021/20-f.pdf, particularly the pages referred to under Item 4 of the 2021 Gold Fields Form 20-F Cross Reference Guide.

3.	INFORMATION ON YAMANA

Yamana was formed on 30 July 2003 when, pursuant to Articles of Amendment, its name was changed from Yamana Resources Inc. to its current name and on 12 August 2003, pursuant to a reverse stock split, the issued and outstanding common shares of Yamana were consolidated on the basis of one new Yamana Share for 27.86 existing common shares. Prior to these corporate actions, and a concurrent reverse takeover of certain assets, Yamana was an inactive shell corporation whose previous history was mostly limited to exploration activities. In an effort to streamline its corporate structure, effective 1 January 2020, Yamana completed a vertical short-form amalgamation with its wholly-owned subsidiary, Yamana Malartic Canada Inc., pursuant to Articles of Amalgamation and through which the securities of Yamana were not affected. Yamana is constituted under the CBCA by Articles of Continuance, dated 7 February 1995. On 7 February 2001, pursuant to Articles of Amendment, a maximum of 8,000,000 first preference shares, Series 1 was authorised, none of which have been issued.

Yamana’s registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2. Yamana is organised under the federal laws of Canada.

Yamana is a leading Canadian-based precious metals producer with significant gold and silver production, development and exploration stage properties and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana’s portfolio includes five operating gold mines and various advanced and near development-stage projects and exploration properties.

The Yamana Shares are listed on the TSX, NYSE and the LSE. Yamana is headquartered in Toronto, Canada. As set out in the following table, Yamana’s total attributable production for the last twelve-month period (“LTM”) ended 30 June 2022 was 1,037 gold equivalent ounce (“GEO”) Koz. It has total attributable Mineral Reserves of around 13.7 Moz of gold, 6.7 billion pounds of copper and 11.3 Moz of silver for Yamana’s fiscal year 2021.

Attributable	Proven & Probable Reserves as at 31 December 2021	LTM Production (GEO Koz) as at 30 June 2022
Canadian Malartic (50%) Canada	Au: 1,767 Koz*	343
Jacobina Brazil	Au: 2,938 Koz	192
Cerro Moro Argentina	Au: 457 Koz Ag: 22,180 Koz;	193
El Peñón Chile	Au: 933 Koz Ag: 29,383 Koz	234
Minera Florida Chile	Au: 430 Koz Ag: 3,011 Koz Zn: 97 Mlbs	75
Wasamac Canada	Au: 1,910 Koz	-
Jeronimo (57%) Chile	Au: 1,082 Koz	-
MARA (56.25%) Argentina	Au: 4,152 Koz Ag: 56,689 Koz Cu: 6,654 Mlbs Mo: 411 Mlbs	-
Total	Au: 13,669 Koz Ag: 111,264 Koz Cu: 6,654 Mlbs Zn: 97 Mlbs Mo: 411 Mlbs	1,037

Source: Yamana 2021 Reserves & Resources Statement, Yamana 2021 Annual Report, Yamana Q2 2022 Results Announcement.

Note: GEO is calculated for production figures as the sum of gold ounces and the gold-equivalent of silver ounces using a ratio of: 82.93 for the three months ended 30 June 2022: 68.01 for the three months ended 30 June 2021 and 72.55 for Yamana’s fiscal year 2021. GEO calculations for actuals are based on an average market gold to silver price ratio for the relevant period.

Refer to Annexure 1 for further details regarding Yamana’s Mineral Reserves.

Over the years, Yamana has grown and generated value through strategic acquisitions and portfolio optimisations, and by pursuing organic growth to increase cash flows and unlock value at existing mines and development assets. Yamana’s primary objectives include, among other things, continued focus and commitment regarding high quality operational excellence program, advancing near-term and ongoing optimisations related to production, operating costs, and key performance objectives in health, safety, and sustainable development, and maximising the overall value of Yamana as an enterprise, cash flows and free cash flows, and cash returns on invested capital, first on producing and then non-producing assets.

The details of Yamana’s transfer agent offices in Canada, the U.S. and the U.K. are as follows:

•	Canada

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1 (800) 564-6253

Email: service@computershare.com

•	United States

Computershare Trust Company N.A.

462 S. 4th Street

Louisville, Kentucky

USA 40202

Telephone: 1 (800) 962-4284

Email: service@computershare.com

•	United Kingdom

Computershare Investor Services PLC

The Pavilions, Bridgwater Road

Bristol, BS99 6ZZ

United Kingdom

Telephone: +44 (0)370 702 0000

https://www-uk.computershare.com/Investor

For additional information on the business of Yamana, please refer to Schedule I of the Yamana Circular and the historical financial information of Yamana referred to in paragraph 6.2 below and incorporated by reference in this Transaction Circular.

4.	RATIONALE FOR THE TRANSACTION AND PROSPECTS OF THE COMBINED GROUP

4.1	Gold Fields strategy

Gold Fields is one of the world’s largest producers of gold with attributable annualised production of 2.3 million gold-equivalent ounces from nine operating mines in Australia, Peru, South Africa and West Africa.

As part of Gold Fields’ strategic process, an analysis was conducted on the drivers of superior value and returns in the gold industry. This formed the basis of Gold Fields’ historical strategy, which was defined around three key areas: (i) margin (quality of operations); (ii) life (sustainability of operations); and (iii) balance sheet optimisation. This strategy was put in place to upgrade the quality of Gold Fields’ portfolio and drive fundamental shareholder value. Importantly, opportunities consistent with this strategy were also assessed in the context of Gold Fields’ core competencies of: (i) project development; (ii) operational excellence and improvement; and (iii) brownfields exploration optionality.

Delivering on this strategy has seen Gold Fields yield superior returns for shareholders, as evidenced by Gold Fields’ market-leading total shareholder return relative to key gold sector peers over the five-year period prior to the Transaction Announcement, as illustrated below:

Executing Gold Fields’ strategy had most recently focused on the ongoing delivery of South Deep and the Salares Norte projects. These two assets are now on track to meet production targets and drive near-term production growth across Gold Fields’ portfolio over the next two to three years.

This successful strategy along with a focus on ESG, formed a strong basis for Gold Fields’ current strategy which is built on the following three strategic pillars: (i) maximising the potential from its current assets through people and innovation; (ii) building on its leading commitment to ESG; and (iii) growing the value and quality of its portfolio.

As part of the formulation of this strategy, Gold Fields debated and considered the optimal route to deliver the next phase of its value creation for stakeholders. After an extensive review of its internal growth pipeline, Gold Fields considered that its current standalone portfolio would soon offer limited strategic, value-accretive optionality to leverage its capabilities, replace assets coming to the end of their lives and further grow the value of its business. As a result, Gold Fields’ senior management and the Gold Fields Board subsequently placed greater emphasis on a detailed review of potential strategic alternatives to replenish Gold Fields’ pipeline of value creation opportunities.

4.2	Background and evaluation of alternatives

The global gold sector is facing challenges of declining production and reserves. This has been driven by the increasing maturity of existing productive assets and a decline in the quality of new gold discoveries. If these circumstances persist, global gold production is expected to contract by 35% (equivalent to c. 26 million ounces) between 2022 and 2030, based on Wood Mackenzie estimates.

This expectation has seen an increase in competition for quality assets as producers have shifted focus to inorganic growth through M&A, evidenced in the valuations paid in recent gold sector transactions, including Newcrest/Pretium (c. USD2.8 billion; c. USD720 per gold reserve ounce; USD390 per gold resource ounce)1 and Kinross/Great Bear (c. USD1.3 billion; c. USD290 per gold resource ounce (based on initial estimated inferred resource target)).2 Gold Fields’ acquisition of Yamana compares favourably to these

[1]

Source: Newcrest Acquisition of Pretium – Investor Presentation, Company Disclosures, FactSet. As at 1 January 2021, Pretium had gold mineral reserves of 3.9 million ounces; measured and indicated gold mineral resources (inclusive of mineral reserves) of 7.2 million ounces; and per ounce acquisition metrics calculated on a gold only basis.

[2]

Source: Kinross company disclosures, research analysts and Mergermarket. Kinross announced the acquisition of Great Bear Resources on 8 December 2021 prior to any resources being declared at the Dixie project and, as at the Last Practicable Date, no resource has been declared; per ounce acquisition figure shown for illustrative purposes only and is based on an estimate for an initial 4.5 million ounces of inferred gold resource to be declared in its 2022 financial year with the 8.5 million gold ounces of resources required to trigger the contingent value right subsequently defined.

valuations with Gold Fields paying c. USD510 per gold reserve ounce and c. USD250 per gold resource ounce. These metrics do not include the significant non-gold reserves and resources to be acquired as part of the Transaction.3

Whilst Gold Fields’ capital allocation decisions have placed it in a strong position relative to the industry in terms of growth, with peak production in the order of 2.8 million gold-equivalent ounces per year expected in 2024/2025 with the significant contributions from Salares Norte, it is not immune to these systemic challenges facing the gold industry and in the second half of this decade expects to see a decline in production following this peak as a number of Gold Fields’ existing mines come to the end of their lives with few value accretive internal opportunities for replacement.

In order to proactively address these future challenges, over a number of years, the Gold Fields’ Corporate Development team has undertaken a continuous and extensive review of potential growth opportunities, including internal growth options and potential M&A, ranging from merger candidates to smaller bolt-on acquisitions. Gold Fields’ review was guided by its strict investment criteria centred on six screening parameters: (1) asset quality (both mine life and operating costs); (2) potential to grow Gold Fields’ cash flow generation and returns; (3) jurisdictional quality; (4) growing Gold Fields’ project pipeline to address longer term production; (5) alignment to Gold Fields’ competitive advantages or core competencies; and (6) commitment to ESG.

Opportunities screened were assessed in relation to Gold Fields’ core competencies of: (1) project development; (2) operational excellence and improvement; and (3) brownfields exploration, underpinned by Gold Fields’ strategic “DNA” of capital discipline, growing margins, and growing asset life.

As part of this long-term and sustained review, Gold Fields’ senior management has reviewed many potential targets and opportunities. The majority of those opportunities were not progressed further due to: (i) not meeting Gold Fields’ investment criteria at that specific time; (ii) operational considerations (for example, geology, mining method, limited scope for asset improvement and sustainability, among others); and (iii) insufficient counterparty engagement and/or unrealistic pricing expectations.

Through its exploration of various potential growth opportunities, Gold Fields observed that available strategic options could be generally classified into four discrete categories:

•	“Bolt-on” transactions:

“Bolt-On” transactions are achieved either through the acquisition of junior gold miners with producing assets or by purchasing single producing assets from larger gold peers. “Bolt-on” transactions have the potential to add short-term cash flows. Based on prevailing valuations during the period of Gold Fields’ assessment as well as the lack of peers to dispose of single assets, senior management believed this route presented limited value creation opportunities for Gold Fields Shareholders. Furthermore, due to the relative size of Gold Fields to the corresponding opportunity, any transaction(s) would have likely required significant cash consideration that would have resulted in Gold Fields incurring significant incremental balance sheet leverage by crystallising gold mining valuations in an environment where spot gold prices exceeded USD1,900 per ounce.

•	Development projects:

This constitutes acquisitions of advanced stage, pre-production projects. Acquiring new projects would directly address Gold Fields’ limited growth pipeline and Gold

[3]

Source: Yamana 2021 Mineral Reserves and Mineral Resources Report, Yamana company disclosures, FactSet Figures based on USD7.0 billion implied offer enterprise value for Yamana as of 27 May 2022. As at 31 December 2021, Yamana’s mineral reserves were 13.7 million gold ounces, 111.3 million silver ounces and 6.7 billion copper pounds; measured and indicated mineral resources (exclusive of mineral reserves) were 14.5 million gold ounces, 50.9 million silver ounces and 1.4 billion copper pounds; and measured and indicated mineral resources (inclusive of mineral reserves) were 28.2 million gold ounces; 162.2 million silver ounces and 8.0 billion copper pounds.

Fields may be able to realise the required returns for the appropriate opportunity. However, these transactions typically involve heightened risk, requiring successful execution of the initial acquisition followed by a period of capital expenditure and project delivery under a backdrop of rising mining cost and capital inflation in order to realise value. As noted above, this avenue of growth would also require multiple transactions for cash to address Gold Fields’ strategic imperatives.

•	Greenfield exploration opportunities:

These targets saw similar attractions and trade-offs as the more advanced opportunities considered above, however, were generally found to be too early stage to drive material near-term value for Gold Fields Shareholders and were not prioritised.

•	Large portfolio acquisitions or mergers:

This constitutes acquisitions of asset portfolios that comprised both in-production assets and development projects. Through the acquisition of portfolios, Gold Fields believes these transactions have the potential to offer the benefits of both cash flow generative “bolt-on” acquisitions and the acquisition of projects where there is potential to add significant value. Furthermore, the relative sizes of these transactions offered greater potential to structure using Gold Fields Shares, if that was deemed appropriate. Yamana was considered within this category of potential opportunities and for the reasons set out below was identified to be the most compelling option of the available target universe.

The opportunities considered (i) that met Gold Fields’ investment criteria, (ii) that had engaged third party advisers; and (iii) where Gold Fields’ due diligence had confirmed the value-accretion opportunity, were formally discussed with the Gold Fields Board from time to time and over the course of several meetings. The Board provided specific oversight into the review of diligence findings and potential transaction structuring, leveraging the broad-based skill-set of its directors across a range of disciplines including mining engineering, risk management, mergers and acquisitions, investment banking, financing and accounting. Of the opportunities considered, Yamana ranked as one of the most compelling given its combination of asset quality, jurisdictional profile, opportunity to leverage its existing technical and financial capabilities, existing cash flow generation with scope for further growth in the Combined Group, strong project pipeline and ESG credentials. It was this unique combination of factors that was the catalyst for Gold Fields’ interest and strong Board support in pursuing this opportunity.

The exhibit below illustrates Yamana’s overall attractive cost position relative to precedent transactions in the gold sector when viewed through the lens of “total acquisition cost”, defined as cash cost, plus acquisition enterprise value (“EV”) and development capital per unit of production:

The exhibit below also highlights Yamana’s attractive positioning relative to a wide opportunity set of potential alternative transactions, assessed purely on a value basis. This “outside-in” financial screening analysis vs. selected junior and intermediate gold targets does not take into account the strong strategic fit of Yamana within the Gold Fields portfolio, detailed further below.

Yamana’s portfolio offers an impressive combination of high quality, long-life and low-cost operational assets, including both the Canadian Malartic and Jacobina mines, alongside a deep pipeline of high quality, low capex development projects. Yamana’s two key development assets, Wasamac and the MARA project, along with an extensive pipeline of further growth initiatives, provide meaningful long-term production growth upside which Gold Fields intends to adopt a managed and disciplined approach to developing in time, if appropriate. In addition, Yamana offers the opportunity for Gold Fields to further its ongoing efforts to expand and upgrade the jurisdictional profile of its portfolio as Yamana’s assets are all located in resource rich regions supportive of mining operations. In particular, the Transaction establishes an operational footprint for Gold Fields within Canada – a jurisdiction that has been long sought after by Gold Fields. Gold Fields has reviewed numerous acquisition opportunities in Canada, particularly with respect to the highly prolific Abitibi region in Quebec where Canadian Malartic and Wasamac are located, which is ranked 6th globally by the Fraser Institute for investment attractiveness.4 Yamana’s portfolio also offers meaningful scale to the Combined Group to robustly address the long-term strategic challenges facing Gold Fields and the gold industry at large. As of 31 December 2021, Yamana reported total proven and probable mineral reserves of c. 13.7 million ounces of gold and 6.7 billion pounds of copper plus total measured and indicated mineral resources (exclusive of mineral reserves) of c. 14.5 million ounces of gold and 1.4 billion pounds of copper.

Following the in-depth review exercise, Gold Fields proceeded with a detailed due diligence exercise of Yamana and its asset portfolio, comprising technical, legal, and financial diligence, over a seven-month period to confirm the strong industrial logic underpinning the Transaction.

Diligence culminated in site visits of select Yamana assets by a due diligence group from Gold Fields comprising experienced, multi-disciplinary teams with specific expertise in geology, processing, underground mining, geotechnical, tailings, stakeholder engagement and project development. Importantly, the site visit teams included key personnel from Gold Fields’ South American region to form a view on the operability of the assets and the potential for successful integration within the Gold Fields Group. Under the terms of the joint venture agreement governing the Canadian Malartic General Partnership, Gold Fields could not obtain access to non-publicly available information on Canadian Malartic. However, Gold Fields notes that for the purposes of its due diligence, since the mine is material to Yamana, the public record is fulsome and includes: (i) a current NI 43-101 compliant technical report; and (ii) numerous exploration press releases, project updates, investor presentations and financial results disclosure have been disseminated by both Yamana and Agnico. Furthermore, Yamana also published its own strategic vision for Canadian Malartic in its Investor Day presentation published on 5 April 2022. These detailed and extensive sources of information allowed Gold Fields to arrive at sound conclusions for the expected valuation ranges of the asset. Gold Fields further discounted this valuation range to account for not having direct access to the asset and, in all cases, was in excess of public domain estimates.

At each stage of the process, Gold Fields reconfirmed both the logic of the Transaction and its view on the fundamental value of Yamana’s assets based on an assessment of market standard valuation methodologies working in conjunction with its financial and legal advisers. Four Board meetings were convened since the commencement of Gold Fields’ formal engagement with Yamana to discuss updated diligence findings and, eventually, to provide approval for Gold Fields Management to make an offer to Yamana Shareholders.

In formulating the offer to Yamana Shareholders, Gold Fields considered, among other points: (a) the fundamental value of Yamana’s assets identified over the course of the extensive review process both in absolute terms and relative to Gold Fields; (b) the significant longer-term value creation potential of the Combined Group driven by Gold Fields’ unique combination of technical and financial capabilities to realise the full potential of Yamana’s assets and the enhanced capital markets profile of the Combined Group;

[4]	Source: Fraser Institute (Annual Survey of Mining Companies, 12 April 2022). Figure based on Investment Attractiveness score for Quebec in 2021.

(c) Gold Fields’ commitment to capital discipline, which includes preserving its balance sheet flexibility to deliver returns to shareholders and internally fund growth; and (d) current market volatility which has impacted both the gold price and market valuations of publicly-listed gold mining companies. Gold Fields’ senior management, in conjunction with the Board, subsequently determined that a share-for-share transaction at the Exchange Ratio represented the optimal transaction structure.

4.3	Rationale for the Transaction

The assets and capabilities of Yamana are strategically aligned to Gold Fields’ and this commonality provides the potential to add significant value by applying Gold Fields’ core competencies and DNA. Gold Fields’ key strengths (such as underground mining, project development, brownfields exploration and asset optimisation) will be applied to enhance and optimise Yamana’s current operating portfolio.

In addition, Yamana provides Gold Fields with an extensive portfolio of future growth projects as it seeks to replenish its project pipeline as Salares Norte enters production. Both companies’ portfolios benefit from highly complementary cash flow generation profiles. A number of Yamana’s growth options are planned to commence after 2024, coinciding with the ramp-up of South Deep and commercial production at Salares Norte, which is expected to be a period of strong cashflow generation for Gold Fields.

Gold Fields’ conviction that it can unlock the full potential of Yamana’s assets is borne out by its proven technical capabilities in operating across assets with similar geological systems and mining methodologies to those featured in Yamana’s portfolio. There are significant similarities in the underlying geology between both companies’ portfolios with exposure to paleoplacer deposits (Jacobina, Tarkwa and South Deep); epithermal deposits (Cerro Moro, El Peñón and Salares Norte); orogenic deposits (Canadian Malartic, Damang and Gold Fields’ Australian assets); and copper-gold porphyries (Cerro Corona and MARA). Gold Fields’ technical teams are experienced in operating across such geologies and, through sharing of operational best-practices between Yamana and Gold Fields, can leverage those capabilities in the Yamana portfolio with scope to implement value-enhancing changes and improvements quickly and effectively. Similarly, the close proximity of many of the Combined Group’s operations in South America, and particularly in Chile, allows for sharing of regional infrastructure and greater consolidation of skills and rationalisation of supply chains. Further, Gold Fields’ experience and proven track record of adopting modern mining technology and techniques at South Deep and its Australian underground mines can be similarly replicated in Yamana’s portfolio to accelerate unlocking value at Jacobina, Canadian Malartic and Wasamac.

This is further supported by Gold Fields’ track record of successful value creation and integration across prior acquisitions, such as its Australian portfolio which Gold Fields has subsequently transformed into some of Australia’s lowest all-in cost (“AIC”) gold producing assets5. Gold Fields acquisitions over the last 10 years have created c. USD2.8 billion in value for Gold Fields Shareholders, or over four times the initial purchase prices, primarily at Granny Smith, Gruyere and Darlot in Australia, which have generated total gains in value of 785%, 111% and 123%, respectively, since purchase, as illustrated below:

Acquisitions over the last 10 years	Purchase Price	Total Value Creation[6]
	USDm	USDm		%
Australia

Granny Smith	(219)	1,939		+785%

Gruyere	(372)	786		+111%

Darlot	(20)	45	[7]	+123%

Total Australia	(611)	2,770		+353%

West Africa

Asanko	(185)	251	[8]	+36%

Total West Africa	(185)	251		+36%

The Transaction grants entry for Gold Fields into Canada with the acquisition of an interest in the world-class Canadian Malartic gold mine, which is one of the largest and lowest cost gold mines in Canada.9 Gold Fields recognises the future operating potential is centred on the underground transition at Odyssey, extending the mine life beyond 2040. Canadian Malartic is set to be among Canada’s largest underground gold mines with scope for Gold Fields to leverage its proven underground mining expertise and deep understanding of orogenic gold deposits as a partner with Agnico Eagle.

Gold Fields will evaluate both its regionalised operating model and the more centralised operating model of Yamana and consider the best model to be implemented by the Combined Group. Both Gold Fields and Yamana have strong in-country teams and will be supported by existing senior teams to facilitate knowledge-sharing and cross-pollination of operational best practices, whilst maintaining consistency of operating standards across the Combined Group’s portfolio.

[5]	Refer to the Gold Fields presentation dated 2 August 2022. Based on company disclosures and Gold Fields internal analysis.

[6]	Represents the sum of net cash flows received from the asset since acquisition and current analyst consensus valuation (or sale proceeds in the case of Darlot).

[7]	Darlot mine sold in 2017.

[8]	Includes USD33 million of cash acquired.

[9]	Source: Wood Mackenzie. Scale of Canadian Malartic as measured by paid gold production on a 100% basis for 2021A; cost measured by Total Cash Cost + Sustaining Capex per ounce of gold produced.

Gold Fields has a history of consistent, long term productive operations underpinned by strong brownfields exploration success and reserve replacement. The ability to continually replenish its operations and extend the life of its mines is one of Gold Fields’ genuine strengths, and something it can leverage with the addition of the Yamana assets to the portfolio. Evidence of Gold Fields’ brownfields prowess includes its strong track record in achieving reserve growth that has materially outpaced depletion across its Australian assets, in particular with a resultant stable discovery cost that compares strongly against industry averages, as shown in the exhibit below.

Further value creation potential is expected from Gold Fields’ and Yamana’s combined complementary technical skills whereby established strengths at Gold Fields’ South American assets will drive greater value at Yamana’s South American portfolio whilst Yamana’s established strengths will do likewise at Gold Fields’ assets. For example, Yamana’s El Peñón operation benefits from sector leading skills with respect to dry-stacked tailings having applied the process for a number of years. This is directly relevant to the intended tailings treatment at Gold Fields’ Salares Norte asset with such practical experience having considerable benefits to de-risking implementation.

Similarly, Gold Fields has sector leading project development capabilities in the Americas evidenced by its delivery across both Cerro Corona and Salares Norte. These skills in the Combined Group will enhance its ability to successfully unlock Yamana’s deep project pipeline in its South American portfolio, particularly in relation to Jacobina and its potential Phase 4 and Jacobina Norte expansions, as well as Yamana’s MARA project.

The Combined Group will also accelerate realisation of the value of Yamana’s exploration portfolio through its increased ability to fund exploration projects combined with the enhanced geological understanding and depth across the Gold Fields and Yamana teams. The ability to drive further synergy potential is discussed in further detail in the Prospects of the Combined Group section.

The Combined Group will also benefit from a strong balance sheet post the transaction with Net Debt/2021 EBITDA of 0.4x and significant liquidity of c. USD3.8 billion10 (as of 31 December 2021) and will continue focusing on debt reduction driven by strong cash flow generation while pursuing additional growth options and maintaining shareholder returns. Following the Transaction, Gold Fields will maintain its commitment to a maximum pro forma leverage of 1.0x Adjusted EBITDA.11

[10]	The Combined Group liquidity is inclusive of Yamana’s restricted cash of USD217.3 million in relation to the MARA project.

[11]	Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs.

Gold Fields recognises that the Transaction represents some dilution to Gold Fields Shareholders on certain measures of short-term earnings and cash flow, but believes this Transaction will provide shareholders with the most compelling long-term value. The Transaction represents an investment in longer term replacement, growth and fundamental value for Gold Fields, and accordingly the rationale of the Transaction is focused on longer-term measures of value, such as net asset value (when assessed through both balance sheet and fundamental discounted cash flow methodologies), where the Transaction is accretive on a per share basis. Furthermore, because of the Transaction, the Combined Group will compare strongly against other major gold producers on key measures of long-term value which may potentially lead to a re-rating of the Company’s valuation, further offsetting near-term dilution incurred. This is discussed further in paragraph 4.4 below.

Gold Fields believes the near-term dilution of the Transaction is further mitigated by: (i) Gold Fields’ capacity and track record of driving operational improvements to unlock the full potential of Yamana’s assets, including through identifying and executing potential opportunities to generate enhanced operating cash flow; (ii) improved cash flow generation through the realisation of potential cost and operational synergies; and (iii) Gold Fields’ enhanced dividend policy and conditional fiscal 2023 dividend target announced as part of the Company’s 11 July 2022 market update. These factors are discussed further in paragraph 4.4 below.

Independent Valuation Report

As requested by the JSE in connection with the Transaction (following the Transaction Announcement) and in lieu of the preparation of a Competent Person’s Report on the applicable assets of Yamana, Yamana has retained CIBC to complete an independent Valuation Report for incorporation by reference in this Transaction Circular. The Valuation Report sets out an independent valuation assessment (in accordance with the definition of “independent” in the CIMVAL Code) of each of the major mineral properties of Yamana, including all five producing assets (Canadian Malartic, Jacobina, El Peñón, Minera Florida, and Cerro Morro) and the MARA and Wasamac development projects, in each case based on the current mine plans made available by Yamana and the current mine technical reports. Each of the technical reports relied upon have been prepared in accordance with Canadian NI 43-101 standards and are available for public review as noted in paragraph 14 below, including for the MARA and Wasamac development projects, and the Cerro Morro and Minera Florida operating mines which were previously not accessible in the public domain.

Although the Valuation Report sets out a valuation for each of the mineral properties of Yamana, on a standalone basis, Gold Fields interprets the Valuation Report to conclude that the value of the Transaction Consideration is well supported by the intrinsic value of Yamana’s assets, as set out in the exhibit below:

Though the findings of the Valuation Report are generally consistent with Gold Fields’ internal analysis developed over the course of its extensive due diligence exercise and presented to the Gold Fields Board, Gold Fields notes that the scope of the Valuation Report is limited compared to its own assessment of Yamana. In particular, Gold Fields highlights that:

•

the valuation analysis prepared by CIBC reflects an external assessment of each of Yamana’s assets, on a standalone basis, relying on information provided by Yamana and publicly disclosed, and excluding any assessment of corporate overhead costs (in each case for consistency with the CIMVAL Code), the Valuation Report therefore neither contemplates any potential cost or operational synergies that are expected to be realised by Gold Fields, nor the potential for Gold Fields to realise enhanced value from any of the Yamana assets through leveraging its core competencies, as set out above;

•

CIBC’s valuation analysis is constrained in the portion of Yamana’s resource base it incorporates, most notably in the case of the Canadian Malartic mine, where CIBC notes its assessment of net asset value (“NAV”) is based on a financial model which contemplates mining only 47% of the measured, indicated and inferred resources of the Odyssey, East Malartic and the East Gouldie underground deposits. In this instance, the Valuation Report seeks to address this through a separate valuation of the unmodelled resource inventory based on valuation multiples of development stage mining companies. Based on the history of resource conversion at Canadian Malartic, together with our deep understanding of orogenic ore bodies, Gold Fields is comfortable in its ability to recover additional resources to unlock further value than is implied by the modelled NAV; and

•

the Valuation Report does not consider value potential at Canadian Malartic driven by construction of a second production shaft at the mine, or through an expansion of the mining inventory beyond the current resource envelope, particularly as it relates to certain identified near-mine open pit exploration targets such as Camflo, which have the potential to drive enhanced mill utilisation following the expected transition to underground mining.

Although having adequate technical and operational human resources is a very real risk in the current mining environment, the Transaction results in the consolidation of these resources and consequently represents a significant strength for the Combined Group. In addition, Gold Fields will have the benefit of human capital, particularly in regions in which the Gold Fields Group does not currently operate, which includes Canada and the Abitibi region in particular.

Additionally, Glencore International AG’s (“Glencore”) recent acquisition of Newmont Corporation’s (“Newmont”) 18.75% shareholding in the MARA project supports Gold Fields’ valuation of the project,12 whilst the price paid by Glencore for a non-controlling interest in MARA on a 100% basis exceeds the value brokers ascribe to Yamana’s majority shareholding on the same basis. Following Glencore’s acquisition, Yamana will continue to own the majority of, and operate, the MARA project. Gold Fields believes Glencore’s interest in increasing its shareholding provides a strong endorsement of the quality and opportunity of the MARA project and further de-risks project development by simplifying the joint venture structure.

In summary, Gold Fields believes that the Transaction optimises for the two greatest strategic challenges facing it today and was negotiated at a key stage for Gold Fields as its latest development project, Salares Norte, enters production. The Transaction grows both the value and quality of the Gold Fields portfolio and enables Gold Fields to proactively address industry-wide longer-term production and reserve replacement challenges. The highly complementary fit between Yamana’s portfolio of operating assets and its extensive pipeline of future growth projects and Gold Fields’ technical and financial capabilities, gives Gold Fields strong conviction in its ability to deliver superior sustainable value from Yamana’s assets in excess of the value of the Transaction Consideration.

4.4	Prospects of the Combined Group

The Transaction represents the most compelling option for the next phase of the Gold Fields strategy and value creation.

Gold Fields believes the Transaction represents a winning combination of two high quality portfolios that is a natural extension of Gold Fields’ existing strategy and expertise and that the complementary nature of both portfolios will drive a combination greater than the sum of its parts.

The Transaction will materially expand Gold Fields’ geographical footprint, including entry into Canada, a jurisdiction in which Gold Fields has long sought opportunities. Further, the Transaction increases exposure to resource rich and mining supportive countries such as Chile, Argentina and Brazil, and this is expected to enhance Gold Fields’ ability to withstand the current short-term gold price and broader market volatility, whilst reducing operational risk and the impact of any possible future production disruption through greater asset diversification.

[12]	See Newmont press release, dated 23 September 2022.

Gold Fields believes the Combined Group’s portfolio adds significant capital allocation flexibility to maximise value over volume, consistent with Gold Fields’ strategic DNA, providing the opportunity to deliver a more stable production profile at lower cost and greater margins versus the standalone portfolio. As a result of the Transaction, Gold Fields anticipates being able to maintain its production profile at c. 4.0 million gold-equivalent ounces per annum over the medium-term whilst simultaneously realising an average reduction in portfolio all-in sustaining cost (“AISC”) of c. USD100 per gold-equivalent ounce between 2026 and 2030 versus the Gold Fields stand-alone case, as illustrated below:

The MARA project, while not fully included within Gold Fields’ conservative management base case valuation, offers the Combined Group significant potential long-term optionality in a globally significant copper-gold asset. Gold Fields notes Glencore’s recent acquisition of Newmont’s 18.75% shareholding in the MARA project and views this as a strong endorsement of the quality and opportunity inherent in the asset. Gold Fields intends to leverage its proven track record of building mines (for example, Salares Norte and Gruyere) and operational experience at Cerro Corona, one of the few copper-gold porphyries globally. Gold Fields views the MARA project as having been materially de-risked given the established, well-maintained processing infrastructure at the previously operational Alumbrera mine site. Gold Fields believes it is uniquely advantaged in its assessment of the MARA project’s prospects as a development project through leveraging its significant internal technical expertise with similar assets, and specifically through the involvement of Gold Fields employees that have worked with the MARA assets historically. Ultimately, Gold Fields will take a measured approach to progressing the project at the appropriate time, along with Glencore, in a similar approach to that successfully employed for developing Salares Norte.

Considering the strength of the Combined Group and having mitigated the need to allocate cash to acquire future growth options, this gives Gold Fields the confidence to announce an enhanced dividend policy range of 30% - 45%. Furthermore, Gold Fields targets paying a dividend at the top end of the revised dividend policy (45% of normalised earnings) for the 2023 dividend cycles (being the 2023 interim and final dividends), following implementation of the Transaction (subject to attaining the relevant normalised earnings and the applicable legal and board approvals required to declare a dividend).

Gold Fields has applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following, the closing of the Transaction. This new TSX listing would provide shareholders of the Combined Group with additional trading flexibility, particularly new Gold Fields Shareholders (both recipients of the Gold Fields Consideration Shares and otherwise)

who may benefit from the ability to now hold shares in Canadian Dollar investment accounts. Furthermore, the additional listing is expected to benefit all shareholders of the Combined Group through a potential increase in both overall share liquidity and Canadian sell-side analyst research coverage, as well as mitigation of potential post-transaction flow back of Gold Fields shares.

The Combined Group is also expected to benefit from peer-leading positioning on key performance metrics such as asset life and production growth relative to the major gold producers13. Specifically, the Combined Group will benefit from a c. 20 year average reserve life, six years more than the next highest peer,14 as well as a leading 6.2% gold production growth CAGR between 2022 and 2024.15 In 2021, the Combined Group produced 3.4 million gold-equivalent ounces, which is expected to rise in 2024 to 3.8 million gold-equivalent ounces once Salares Norte and South Deep ramp-up. Despite performing in line with peers on portfolio AISC and AIC, Gold Fields is valued below its peers both in absolute market capitalisation and enterprise value, and as a multiple to its cash flow, EBITDA and net asset value, positioning the Combined Group well for a future potential market re-rating following completion of the Transaction.

The Combined Group will have an industry-leading portfolio of high-quality, secure long-life assets with a strong growth pipeline. Gold Fields’ proven track record in portfolio optimisation and project development makes it well placed to unlock the full potential of Yamana’s development potential and create sustainable value into the longer-term. The Transaction is also expected to deliver a stronger capital markets profile to Gold Fields through enhanced shareholder returns, significantly improved liquidity and low leverage in line with industry peers.

Synergies

Although not a primary motivating factor in the Transaction, Gold Fields believes there is significant synergy potential from the Combined Group in excess of the initial pre-tax cost savings target of USD40 million per annum over the next 10 years. Initial pre-tax cost synergies quantified relate to the streamlining of corporate overheads (c. USD25 million per annum) and supply chain efficiencies (c. USD15 million per annum) resulting from bulk purchase savings in the Americas.

Gold Fields believes there is considerable upside to be realised in Yamana’s operations based on Gold Fields’ track record of delivering on its core competencies and DNA across

[13]	Comprising Newmont Corporation (“Newmont”), Barrick Gold Corporation (“Barrick”), and Agnico Eagle Mines Limited (“Agnico Eagle”).

[14]	Source: Wood Mackenzie estimates.

[15]	Source: Broker consensus forecasts.

its asset portfolio. While these strategic and operational synergies are difficult to quantify at this stage, Gold Fields believes these may far exceed the initial cost synergies that have been identified. These synergies can be broadly grouped into four key areas: (1) operational synergies; (2) economies of scale; (3) inventory management; and (4) personnel portability. The specific opportunities and the prioritisation of effort and investment will be a key priority for the Combined Group in 2023 post closure of the Transaction.

Through its strong financial position, the Combined Group will be better placed to drive longer-term value creation for shareholders whilst maintaining its commitments to return cash to shareholders. The all-share nature of the Transaction Consideration retains the strength of the Combined Group’s balance sheet which, combined with a bolstered technical bench strength, gives the Combined Group increased capacity to evaluate and fund value-enhancing growth initiatives across Yamana’s assets (such as the potential Phase 4 expansion at Jacobina) and realise the full potential of its portfolio.

Additional value creation could also be achieved through portfolio management of the Combined Group’s existing asset portfolio (across both Gold Fields and Yamana assets) to drive capital recycling towards the highest return and most strategic opportunities in Yamana’s growth pipeline, as shown in the exhibit below. Gold Fields believes, after several disposals, that there is scope to maintain a stable annual gold-equivalent production outlook between 3.5 and 4.0 million ounces whilst further decreasing the Combined Group’s cost profile. This new strategic optionality created by the Transaction has the potential to drive increased portfolio quality and near-term cash flow to fund shareholder distributions and internally finance capital spend.

4.5	Directors and Officers of the Combined Group

The board of directors of the Combined Group will consist of 10 members of the Gold Fields Board, and the chairperson of the Combined Group will remain Yunus Suleman. None of the executive or non-executive directors of Yamana will be continuing with the Combined Group.

Management of the Combined Group will continue to be led by Chris Griffith as CEO. The Combined Group’s executive committee will include a number of members of the current Gold Fields management team, supplemented with members of the Yamana management team and others where appropriate, and will be determined and announced on or prior to the implementation of the Transaction. The Gold Fields Board and its Nomination and Governance Committee are currently engaged in a process of exploratory discussions within and outside Gold Fields aimed at achieving this result, and Gold Fields will release an update on this process prior to the Yamana Meeting.

Separately from such discussions, each of Taryn Leishman (Executive Vice-President: Group Head of Legal and Compliance), Brett Mattison (Executive Vice-President: Strategy, Planning and Corporate Development) and Avishkar Nagaser (Executive Vice President: Investor Relations and Corporate Affairs) have, for various reasons, resigned from Gold Fields with their resignations each becoming effective following the expiry of the applicable six month notice period in late March or early April 2023. All three of these individuals have made outstanding contributions to Gold Fields during their tenure with Gold Fields and they will continue, as Gold Fields Executive Committee members, to play key roles in the integration of Gold Fields’ and Yamana’s businesses until their departures at such time next year.

In addition, with a view to maintaining operational continuity during the integration process, the Combined Group will implement a transitionary period during which Yamana’s management team would work with Gold Fields to continue to manage the business and affairs and operations of Yamana. Gold Fields and Yamana have agreed that those at a Senior Vice President level and below at Yamana (to the extent they will not be joining the Combined Company’s Executive Committee) will be approached to continue to manage the business of Yamana during this transitionary period.

4.6	Risk Factors

Details relating to the material risks known to Gold Fields, as at the Last Practicable Date, which could have a material effect on Gold Fields and the Combined Group, are set out in Annexure 2 to this Transaction Circular. Risk factors relating to the Yamana Group are set out in the Yamana AIF and the Yamana Circular and are incorporated by reference in this Transaction Circular.

5.	OVERVIEW OF THE TRANSACTION

5.1	Terms of the Transaction

The Transaction will be effected by way of a Plan of Arrangement, pursuant to the Arrangement Agreement in terms of which, inter alia, all of the issued and outstanding Yamana Shares at the Effective Time will be acquired by a wholly-owned subsidiary of Gold Fields in exchange for the Transaction Consideration to be settled by Gold Fields in the form of the Gold Fields Consideration Shares. The Gold Fields Board, in its discretion, may take all steps and make all arrangements deemed necessary and required by it in order to ensure delivery of Gold Fields Shares and Gold Fields ADSs to Yamana Shareholders in compliance with applicable law.

The Transaction will require the approval of at least 66 2⁄3% of the votes cast by Yamana Shareholders on the special resolution of Yamana Shareholders approving the Plan of Arrangement voting in person or represented by proxy and entitled to vote at the Yamana Meeting. The Transaction will also require the approval of the Gold Fields Transaction Resolutions, including in respect of, inter alia, the issuance of the Gold Fields Consideration Shares under the Transaction which requires the approval of at least 75% of the voting rights exercised on such resolution by Gold Fields Shareholders at the General Meeting. The Transaction is also subject to the Key Regulatory Approvals, approval by the Canadian Court, applicable stock exchange approval, and satisfaction or waiver, as applicable, of the Conditions Precedent. As at the Last Practicable Date, certain of the Key Regulatory Approvals were obtained, including the Competition Act Approval and the SARB Approval.

As Yamana will become a wholly-owned subsidiary of Gold Fields after the completion of the Arrangement, Gold Fields will, in terms of paragraph 10.21 of Schedule 10 of the JSE Listings Requirements, ensure that (i) the provisions of Yamana’s and its subsidiaries’ constitutional documents do not frustrate Gold Fields in any way from compliance with its obligations in terms of the JSE Listings Requirements, and (ii) nothing contained in Yamana’s constitutional documents shall relieve Gold Fields from compliance with the JSE Listings Requirements.

The Arrangement Agreement includes reciprocal non-solicitation provisions (subject to provisions allowing the Yamana Board and the Gold Fields Board to exercise their fiduciary duties to change their recommendation and/or to enter into a permitted acquisition agreement in certain circumstances), and rights to match superior proposals. In addition, the Arrangement Agreement provides that, under certain circumstances, Gold Fields would be entitled to a USD300 million termination fee and Yamana would be entitled to a USD450 million termination fee.

Certain senior officers and all of the Yamana Directors and all of the Gold Fields Directors and executive management team have entered into voting support agreements with Gold Fields and Yamana, respectively, agreeing to, among other things, vote their Yamana Shares and Gold Fields Shares, respectively, in favour of the Transaction. It is anticipated that both the Yamana Meeting and the Gold Fields Meeting, and the closing and completion of the Transaction will occur in the fourth quarter of 2022 subject to and following the satisfaction or waiver, as applicable, of the Conditions Precedent. Following completion of the Transaction, the Gold Fields Shares will continue to trade on the JSE and the Gold Fields ADSs will continue to be listed on the NYSE and to allow additional flexibility, Gold Fields has also applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following, the closing of the Transaction. The Yamana Shares will be delisted from each of the TSX, NYSE and LSE.

5.2	Transaction Consideration

Subject to the terms and conditions of the Plan of Arrangement and the Arrangement Agreement, the Transaction Consideration payable to Yamana Shareholders at closing of the Transaction will consist of 0.6 Gold Fields Consideration Shares issued in exchange for each Yamana Share held at the Effective Time and acquired by Gold Fields pursuant to the Plan of Arrangement in accordance with the Exchange Ratio.

Based upon the ten-day VWAP of the Gold Fields ADSs on the NYSE of USD11.59 (equivalent to ZAR180.39 based on the prevailing daily USD/ZAR exchange rate) on Friday, 27 May 2022, being the last trading day on the NYSE prior to the date of the Transaction Announcement, the Transaction values all of the issued and outstanding Yamana Shares at approximately USD6.7 billion. The Transaction Consideration represents a premium of 33.8% to the ten-day VWAP of the Yamana Shares on the NYSE of USD5.20 on such date based on such Gold Fields ADS ten-day VWAP of USD11.59.

Upon closing of the Transaction, it is anticipated that Gold Fields Shareholders and Yamana Shareholders will own approximately 61% and 39%, respectively, of the Gold Fields Shares in the Combined Group, in each case based on the number of Gold Fields Shares and Yamana Shares in issue as of 30 May 2022.

The determination of the Exchange Ratio follows an extensive seven-month review process led by a broad-based team of Gold Fields technical personnel and advisors, which included site visits and management presentations, and is based on an assessment of the relative fundamental value of each of Yamana’s and Gold Fields’ assets. The Exchange Ratio implies a premium to Yamana’s market capitalisation immediately prior to Transaction Announcement, however, not to the immediate value identified by Gold Fields in Yamana’s assets under its conservative management base case, which includes producing assets and approved growth projects only. The Exchange Ratio is also aligned to the historical relative market prices of Gold Fields Shares and Yamana Shares, being approximately equal to the average relative price of each measured over a five-year period until the date of the Transaction Announcement.

5.3	Conditions Precedent

The respective obligations of Gold Fields and Yamana to complete the Transaction are subject to the fulfilment of each of the following Conditions Precedent on or before the Effective Time, each of which may only be waived with the mutual consent of Gold Fields and Yamana:

•

the special resolution of Yamana Shareholders approving the Transaction shall have been duly approved by Yamana Shareholders at the Yamana Meeting in accordance with an Interim Order and applicable law;

•	the Gold Fields Transaction Resolutions which are to be considered at the Gold Fields Meeting, shall have been duly approved at such meeting in accordance with applicable law;

•

the Interim Order and, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Plan of Arrangement, the Final Order, shall each have been obtained on terms consistent with the Arrangement Agreement and in form and substance acceptable to each of Gold Fields and Yamana, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Gold Fields or Yamana, each acting reasonably, on appeal or otherwise;

•

no Governmental Entity shall have enacted, issued, promulgated, enforced or entered into any order or law that has the effect of making the Transaction illegal or otherwise preventing or prohibiting consummation of the Transaction;

•

the Gold Fields Consideration Shares to be issued pursuant to the Transaction shall, subject to customary conditions, have been approved for listing on the JSE and accepted for settlement in the electronic settlement system operated by STRATE Proprietary Limited and the Gold Fields ADSs to be issued pursuant to the Transaction shall, subject to customary conditions, have been approved for listing on the NYSE;

•	all the Key Regulatory Approvals shall have been obtained; and

•	the Gold Fields Consideration Shares to be issued pursuant to the Transaction shall be exempt from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof.

As part of the Conditions Precedent, the Arrangement Agreement includes certain additional conditions (as set out more fully in the summary of the Arrangement Agreement included in Annexure 5 of this Transaction Circular) to the obligations of each of Gold Fields and Yamana, which are customary for transactions of this nature and, include, inter alia, conditions with respect to the ongoing truth and correctness of the representations and warranties of the other party as set out in the Arrangement Agreement, the material compliance of the other party with its covenants as set out in the Arrangement Agreement, and no material adverse effect having occurred in respect of the other party, the details of which will be set out in the Transaction Materials.

Gold Fields and Yamana have committed to using their commercially reasonable, best efforts to cooperate and engage with the relevant authorities and affected stakeholders to ensure that the Conditions Precedent are fulfilled as soon as possible to enable the Transaction to be completed.

As at the Last Practicable Date, certain of the Key Regulatory Approvals were obtained, including the Competition Act Approval and the SARB Approval. An announcement will be released on SENS as soon as practicable after all the Conditions Precedent have been fulfilled or waived, if the Conditions Precedent are not fulfilled or waived timeously, or if the time and/or date for fulfilment or waiver of the Conditions Precedent is extended.

5.4	Effective Date of the Transaction

Subject to the fulfilment or waiver of the Conditions Precedent, the Effective Date of the Transaction is expected to occur in the fourth quarter of 2022.

5.5	Transaction categorisation and Gold Fields Shareholder approval

The total consideration measured against the market capitalisation of Gold Fields results in a percentage ratio of more than 30%. Accordingly, the Transaction is classified as a Category 1 Transaction in terms of paragraph 9.5 of the JSE Listings Requirements and requires an ordinary resolution approval by Gold Fields Shareholders at the General Meeting in terms of paragraph 9.20 of the JSE Listings Requirements.

The Transaction is not made to a related party and there are accordingly no related party transaction implications in terms of the JSE Listings Requirements.

Gold Fields would still qualify for its primary listing on the JSE and secondary listing of Gold Fields ADSs on the NYSE and is expected to have an additional secondary listing on the TSX after implementation of the Transaction.

6.	FINANCIAL INFORMATION REGARDING THE TRANSACTION

In terms of the JSE Listings Requirements, a Category 1 Transaction requires the disclosure of historical financial information and the pro forma financial information showing the effects of the Transaction on Gold Fields’ consolidated statement of financial position and consolidated income statement.

6.1	Historical financial information of Gold Fields

The integrated annual report of Gold Fields for the last three financial years ended 31 December 2019, 31 December 2020 and 31 December 2021 is incorporated by reference into this Transaction Circular and can be accessed using the links provided below:

Integrated annual report of Gold Fields for the year ended 31 December 2019	https://www.goldfields.com/pdf/investors/integrated-annual-reports/2019/full-iar.pdf
Integrated annual report of Gold Fields for the year ended 31 December 2020	https://www.goldfields.com/pdf/investors/integrated-annual-reports/2020/iar-2020.pdf
Integrated annual report of Gold Fields for the year ended 31 December 2021	https://www.goldfields.com/pdf/investors/integrated-annual-reports/2021/iar-2021.pdf

6.2	Historical financial information of Yamana

The relevant historical financial information of Yamana for the last three financial years ended 31 December 2019, 31 December 2020 and 31 December 2021 and for the three and six months ended 30 June 2022 is incorporated by reference into this Transaction Circular and can be accessed using the links below:

Annual Report of Yamana for the year ended 31 December 2019, including the audited financial statements [16]	https://s28.q4cdn.com/334653565/files/doc_financials /2018/ar/Yamana-AR19_FINAL-for-website_24-03-20.pdf
Annual Report of Yamana for the year ended 31 December 2020, including the audited financial statements and the audit report thereon	https://s28.q4cdn.com/334653565/files/doc_financials /2020/Yamana-AR20_FINAL-for-web_210325.pdf
Annual Report of Yamana for the year ended 31 December 2021, including the audited financial statements and the audit report thereon	https://s28.q4cdn.com/334653565/files/doc_financials /2022/ar/Yamana-AR21_FULL_RGB_for-AODA_may09 -FINAL.pdf
Unaudited results for the three and six months ended June 2022	https://s28.q4cdn.com/334653565/files/doc_financials /2022/Q2/Yamana-2022Q2_for-website_02-08-22-1030am.pdf

6.3	Pro forma financial effects of the Transaction

The pro forma financial information, including the pro forma financial effects of the Transaction on the financial information of Gold Fields as at and for the six months ended 30 June 2022 and for the year ended 31 December 2021, is set out in Annexure 3 of this Transaction Circular and is presented in accordance with the provisions of the JSE Listings Requirements and the Guide on Pro Forma Financial Information issued by the South African Institute of Chartered Accountants. The pro forma financial information, including the assumptions on which it is based and the financial information from which it has been prepared, is the responsibility of the Gold Fields Board.

The accounting policies used in the preparation of the pro forma financial effects are consistent with those applied in the annual financial statements of Gold Fields for the financial year ended 31 December 2021 and the condensed consolidated financial statements for the six months ended 30 June 2022, which are compliant with IFRS.

The pro forma financial information has been prepared for illustrative purposes only, to provide information on how the Transaction may have affected the financial position of Gold Fields. Due to its nature, the pro forma financial information may not fairly represent Gold Fields’ financial position, comprehensive income, changes in equity or cash flows after implementation of the Transaction.

[16]

The auditor’s report on the audited financial statements of Yamana for the financial year ended 31 December 2020 reports on the audited financial statements of Yamana for the financial year ended 31 December 2019 and, accordingly, Gold Fields Shareholders should refer to the auditor’s report included in the Annual Report of Yamana for the year ended 31 December 2020 for the auditor’s report on the audited financial statements of Yamana for the financial year ended 31 December 2019.

The table below is a summary of the detailed pro forma financial information as set out in Annexure 3.

	Before the Transaction(1)	Pro forma results after the Transaction(2)	% change
Net Asset Value per ordinary share (cents)[3]	476.4	600.5	26%
Net Tangible Asset Value per ordinary share (cents)[3]	451.2	532.6	18%
Earnings per share (“EPS”)[4]
– Basic EPS (cents)	57.2	33.5	(41%)
– Diluted EPS (cents)	56.4	33.4	(41%)
Headline earning per share (“HEPS”)[4]
– Basic HEPS (cents)	58.2	33.9	(42%)
– Diluted HEPS (cents)	57.4	33.8	(41%)
Shares in issue net of shares repurchased (million)	891.2	1,469.5
Weighted average shares in issue for basic (million)	890.6	1,468.9
Weighted average shares in issue for diluted (million)	894.7	1,473.0

Notes:

1.

The “Before the Transaction” column has been extracted, without adjustment, from Gold Fields’ condensed consolidated financial statements for the six months ended 30 June 2022, which can be accessed on Gold Fields’ website at: https://www.goldfields.com/reports/q2-2022/index.php and is available for inspection at the registered office of Gold Fields as set out in paragraph 15 of this Transaction Circular.

2.	The “Pro forma results after the Transaction” column reflects the impact of the pro forma adjustments on Gold Fields after the Transaction.

3.	The effects on net asset value and net tangible asset value per share are calculated on the assumption that the Transaction was effective 30 June 2022.

4.	The effects on earnings, diluted earnings, headline earnings and diluted headline earnings per share are calculated on the basis that the Transaction was effective 1 January 2022.

The above pro forma financial effects should be read in conjunction with the pro forma consolidated financial information of Gold Fields (being the pro forma condensed consolidated income statement and the pro forma condensed consolidated statement of financial position for the six months ended 30 June 2022 and the pro forma consolidated income statement for the year ended 31 December 2021) and the accompanying reasonable assurance report prepared by the Independent Reporting Accountant in relation to such pro forma financial information, as contained in Annexures 3 and Annexure 4, respectively, to this Transaction Circular.

7.	ADDITIONAL INFORMATION ON GOLD FIELDS

7.1	Share capital of Gold Fields

The authorised and issued share capital of Gold Fields as at the Last Practicable Date is set out below:

Gold Fields Shares	Total
Authorised	2,000,000,000
Issued ordinary Gold Fields Shares and share premium	891,377,583
Gold Fields Shares held as treasury shares	-

Gold Fields has sufficient shares available in its authorised but unissued ordinary share capital to settle the Transaction Consideration payable to Yamana Shareholders pursuant to the Transaction.

Following implementation of the Transaction, it is expected that Gold Fields will have 1,469,441,752 Gold Fields Shares in issue.

7.2	Major Gold Fields Shareholders and controlling Gold Fields Shareholders

The following Gold Fields Shareholders were, directly or indirectly, beneficially interested in 5% or more of the Gold Fields Shares as at Last Practicable Date and their expected beneficial interest in Gold Fields Shares following implementation of the Transaction are as per the below:

Gold Fields Shareholder(1)	Direct or indirect beneficial owner	Number of Gold Fields Shares held pre- implementation of the Transaction	Existing percentage of issued Gold Fields Share capital	Number of Gold Fields Shares held after implementation of the Transaction	Percentage of the enlarged issued Gold Fields Share capital after implementation of the Transaction
BlackRock Inc.	Indirect beneficial owner	96,170,557	10.79%	111,437,077	7.58%
Public Investment Corporation	Indirect beneficial owner	84,512,879	9.48%	84,512,879	5.75%
VanEck Global	Indirect beneficial owner	56,639,437	6.35%	121,286,163	8.25%
Total		237,322,873	26.62%	317,236,119	21.59%

Note:

(1)     On 5 October 2022, Gold Fields announced that it had received a formal notification that clients of Allan Gray Limited had, in aggregate, acquired an interest in Gold Fields Shares such that the total interest in Gold Fields shares held by Allan Gray Limited’s clients amounted to 5.04% of the total issued Gold Fields Shares.

As at the Last Practicable Date, Gold Fields does not have a controlling shareholder and the implementation of the Transaction will not result in Gold Fields having a controlling shareholder. There has been no change in the trading objects of Gold Fields or any of its major subsidiaries in the five years immediately preceding the Last Practicable Date.

7.3	Directors’ remuneration and service contracts

Gold Fields Executive Directors and key management remuneration

The Gold Fields Executive Directors and prescribed officers are expected to earn the following basic salaries in the Gold Fields Group for the period from 1 January 2022 to 31 December 2022 as determined in February 2022:

all figures USD’000[4]

Name	Salary[1]	Pension fund contributions	Other[2]	Total as at 31 December 2022[3]
Executive Gold Fields Directors
CI Griffith	885.6	20.5	1.5	907.6
PA Schmidt	571.2	41.8	1.7	614.7
Prescribed officers
L Rivera	813.2	55.6	-	868.8
R Butcher	366.7	13.2	-	379.9
NA Chohan	314.3	27.3	0.6	342.2
BJ Mattison	414.5	21.8	4.8	441.1
TL Leishman	321.1	22.7	1.0	344.8
A Nagaser	227.3	23.6	2.6	253.5
S Matthews	522.7	17.0	2.2	541.9
M Preece	466.0	22.8	0.8	489.6
R Bardien	276.4	23.4	-	299.8
J Mortoti[5]	313.1	56.4	112.6	482.1

Notes:

1.     Mr Griffith, Mr Schmidt and Mr Mattison have contracts in South African Rand and U.S. Dollar. The 2022 U.S. Dollar contract amounts included above are USD336,498, USD135,300 and USD96,200 for Mr Griffith, Mr Schmidt and Mr Mattison, respectively.

2.     This column reflects incidental payments, leave encashments etc., unless otherwise stated.

3.     The disclosures in this table do not include the cash incentives under the STI Plan which has specific performance conditions attached and will only be measured after the Financial Year. The share awards, awarded under the LTI Plan, will vest at the end of Financial Year 2022, as these awards are reliant on specific performance criteria being fulfilled as set out in the LTI plan.

4.     The amounts included in the table have been converted to U.S. Dollar at the ruling U.S. Dollar : Rand rate of R18.09.

5.     Mr Mortoti was appointed on 1 July 2022 and his remuneration which includes housing allowance is pro-rated for the year. Mr Mortoti was paid his leave encashment and provided leave travel allowance during the year which is aggregated and reflected under the column titled “Other”.

Total remuneration of the Gold Fields Executive Directors and prescribed officers, including any awards made under the Gold Fields 2012 Share Plan and any cash-settled incentives under the LTIP will be finalised in February 2023. This information will be included in Gold Fields’ remuneration report forming part of the Gold Fields Annual Financial Report.

Gold Fields Non-executive Directors remuneration

The Non-Executive Directors remuneration approved for the period from 1 June 2022 to 31 May 2023 is as follows:

Name	Directors fees (Rand)	Committee fees (Rand)	Total Board Fees (Rand)
YGH Suleman [1]	3,512,800	-	3,512,800
SP Reid [2]	2,286,700	-	2,286,700
PJ Bacchus [3]	1,153,000	799,200	1,952,200
TP Goodlace [4]	1,153,000	745,900	1,898,900
A Andani[5]	1,153,000	799,200	1,952,700
PG Sibiya [6]	1,153,000	906,900	2,059,900
JE McGill [7]	1,153,000	745,900	1,898,900
MC Bitar [8]	1,153,000	488,100	1,857,100

Notes:

1.     Mr Suleman receives an all-inclusive Rand-based fee for his services as chairperson of the Board and chairperson and member of the Nominating and Governance Committee. He is a standing invitee to all other committees. He was appointed as Chair of the Gold Fields Board with effect from 1 June 2022.

2.     Mr Reid is a director of various subsidiaries in the Netherlands and the Isle of Man and fees for these appointments are paid by Gold Fields Netherlands Services BV and Orogen, respectively. Mr Reid receives an all-inclusive Rand-based fee for his services as lead independent director, chairperson of the Remuneration Committee and as a member of the Nominating and Governance Committee, Safety, Health and Sustainable Development Committee and Ad-hoc Investment Committee on the Gold Fields Board (listed level).

3.     Mr Bacchus is the chairperson and member of the Risk Committee and the Ad-hoc Investment Committee and is a member of the Audit Committee, Capital Projects Control and Review Committee and Remuneration Committee.

4.     Mr Goodlace is the chairperson and member of the Safety, Health and Sustainable Development Committee and is a member of the Capital Projects Control and Review Committee, Nominating and Governance Committee and Risk Committee.

5.     Mr Andani is the chairperson and member of the Capital Projects, Control and Review Committee and is a member of the Audit Committee, Remuneration Committee, Social, Ethics and Transformation Committee and the Ad-hoc Investment Committee.

6.     Ms Sibiya is the chairperson and member of the Audit Committee and is a member of the Nominating and Governance Committee, Risk Committee, and Social. Ethics and Transformation Committee.

7.     Ms McGill is the chairperson and member of the Social, Ethics and Transformation Committee and is a member of the Capital Projects Control and Review Committee, Remuneration Committee and Safety, Health and Sustainable Development Committee.

8.     Ms Bitar was appointed to the Board on 1 May 2022. Ms Bitar is a member of the Risk Committee, Social, Ethics and Transformation Committee and Safety, Health and Sustainable Development Committee.

There has been no change to the Gold Fields Directors’ and prescribed officers’ remuneration and benefits as a result of the Transaction.

Gold Fields’ 2012 Share Plan

The Gold Fields’ 2012 Share Plan is a conditional share plan that provides for annual awards of performance shares, which vest after three years subject to performance conditions. Participants receive Gold Fields Shares under the Gold Fields 2012 Share Plan to instil a sense of ownership among executives, therefore enabling:

o	alignment of executive rewards with Gold Fields Shareholder interests;

o	retention of key people; and

o	alignment of people costs with business results;

The participants in the Gold Fields 2012 Share Plan are:

o	Gold Fields Executive Committee members: 100% of long – term incentive (“LTI”) participation through the Gold Fields 2012 Share Plan;

o	Regional Gold Fields Executive members: 30% of LTI awards through the Gold Fields 2012 Share Plan and 70% through the LTIP;

o	Other employees who are eligible for LTI awards receive 100% of their LTIs through the LTIP.

By only awarding Gold Fields Shares to the Gold Fields Group and regional executives, Gold Fields ensures the future sustainability of the Gold Fields 2012 Share Plan by limiting the issuance of Gold Fields Shares under the Gold Fields 2012 Share Plan. The use of Gold Fields Shares also aligns executive management interests with those of Gold Fields Shareholders.

Performance share awards are determined by job grade, performance, and guaranteed remuneration.

These awards in monetary value are used to calculate an equivalent number of Gold Fields Shares based on the three-day VWAP preceding 1 March annually. The vesting of these Gold Fields Shares is subject to performance conditions set out on page 39 of the Gold Fields Annual Financial Report.

Vesting occurs after three years from award and depends on the extent to which the Gold Fields Group has met the above performance conditions over the three-year period. Vesting is capped at 200% of the award

In advance of the vesting date, executives also have the option to elect to defer some or all of their vested share awards towards the achievement of their minimum shareholding requirements under the Gold Fields 2015 MSR Policy.

Linear interpolation is applied between threshold and target and target to stretch performance.

Cash-settled long-term incentives (“LTIP”)

The LTIP ensures alignment between regional contributions and the Gold Fields Group’s long-term business strategy. The use of cash as opposed to shares reduces the number of shares required, while still ensuring a longer-term focus for participants.

During 2020, the remuneration committee (“RemCo” or “Committee”) carried out a comprehensive review of the LTIP awards. As a result, the Committee established that LTIP awards made in 2018 and 2019 would use the final year regional scorecard ratings (2020 and 2021 respectively) as performance criteria on vesting of these awards. Cash-settled LTIP awards made in 2020 would use the average of the three years’ regional scorecard ratings (2020, 2021 and 2022) to determine the performance outcome. Executive Directors or prescribed officers of the Company do not participate in this cash-settled LTIP.

The LTIP’s design links regional long-term strategic objectives with the Gold Fields Group objectives. Regional performance conditions and targets are set and agreed with RemCo through the BSC process. The BSC ratings are used to determine vesting outcomes for awards in 2018, 2019 and 2020. While awards are made in March each year, and settled in

February three years later, the measurement periods are from 1 January of the year of the award to 31 December of the third year of award. RemCo approves the performance conditions for each set of awards based on management recommendations.

There have been no management, consulting, technical or other fees paid for the services of the Gold Fields Directors, whether directly or indirectly, paid to a Gold Fields Director other than those disclosed above.

None of the Gold Fields Directors have received any commission or have been party to any gain or profits sharing arrangements as at the Last Practicable Date.

A summary of the standard contract of employment concluded with the Gold Fields Executive Directors and certain Gold Fields executives are available for inspection as described in paragraph 15 of “Part VIII – Transaction Circular to Gold Fields Shareholders”.

7.4	Directors’ and prescribed officers interests in Gold Fields Shares

The direct and indirect beneficial interests of the Gold Fields Directors (and their associates) and prescribed officers in Gold Fields Shares, including Gold Fields Directors and prescribed officers who have resigned over the last 12 months, as at the Last Practicable Date are set out in the table below:

Name	Direct beneficial	Indirect beneficial	Total	Percentage of issued Gold Fields Shares
Gold Fields Executive Directors
CI Griffith (1)	21,300	-	21,300	<1%
PA Schmidt	214,260	-	214,260	<1%
NJ Holland(2)
Gold Fields Non-Executive Directors
CA Carolus(3)	3,129	-	3,129	<1%
Prescribed officers
NA Chohan	259,545	-	259,545	<1%
BJ Mattison (4)	104,187	-	104,187	<1%
TL Leishman	38,098	-	38,098	<1%
A Baku(5)	40,404	-	40,404	<1%
A Nagaser	146,650	-	146,650	<1%
M Preece	157,819	82,327	240,146	<1%
L Rivera	58,665	-	58,665	<1%
R Butcher	24,032	-	24,032	<1%
S Mathews	11,500	-	11,500	<1%
R Bardien	10,480	20,416	30,896	<1%
Total	1,090,069	102,743	1,192,812	<1%

Notes:

1. C Griffith bought 20 000 Gold Fields Shares on 1 June 2022.

2. NJ Holland resigned from the Company with effect from 31 March 2022.

3. C Carolus resigned from the Company with effect from 1 June 2022.

4. B Mattison bought 4 000 Gold Fields Shares on 1 June 2022.

5. A Baku resigned from the Company with effect from 31 December 2021

Immediately following the implementation of the Transaction, it is anticipated that Gold Fields Directors and Yamana Directors will hold the following interests in Gold Fields Shares:

Director	Beneficial direct	Beneficial indirect	Gold Fields Shares held by associates	Total	% of issued share capital of the (enlarged) Combined Group
Gold Fields Executive Directors
CI Griffith	21,300			21,300	<1%
PA Schmidt	214,260			214,260	<1%
Yamana Directors
Peter Marrone	1,681,293		355,319	2,036,612	<1%
Daniel Racine	707,650			707,650	<1%
John Begeman	261	10,170		6,258	<1%
Christiane Bergevin				0	<1%
Alexander Davidson	4,920			4,920	<1%
Richard Graff	26,369			26,369	<1%
Kimberly Keating				0	<1%
Jane Sadowsky	20,970			20,970	<1%
Dino Titaro	8,400			8,400	<1%
Total	2,449,758	10,170	355,319	2,811,179	<1%

Gold Fields Directors not listed above do not hold any Gold Fields Shares. Yamana Directors not listed above do not hold any Yamana Shares and accordingly, will not have any interest in Gold Fields Shares following implementation of the Transaction.

7.5	Directors’ interest in the Transaction

Other than as disclosed in this Transaction Circular, the Gold Fields Directors do not have any beneficial interest, whether direct or indirect, in the Transaction nor did they have any material interest in a transaction that was effected by Gold Fields during: (i) the current or immediately preceding the financial year; or (ii) an earlier financial year and remaining any respect outstanding or unperformed.

7.6	Material contracts

Other than the conclusion of the Arrangement Agreement as disclosed below and as disclosed in (i) the Gold Fields integrated annual report and annual financial report and

(ii) Item 14 of the Yamana AIF, neither of Gold Fields nor Yamana have entered into any material contracts, either verbally or in writing, being restrictive funding arrangements and/or contracts entered into otherwise than in the ordinary course of the business carried on, or proposed to be carried on, by the Gold Fields Group or Yamana Group and:

●	entered into within the preceding two years prior to the date of issue of this Transaction Circular; or

●	entered into at any time and containing an obligation or settlement that is material to Gold Fields, Yamana or their respective subsidiaries as at the date of this Transaction Circular.

Arrangement Agreement

On or about 31 May 2022, Gold Fields and Yamana entered into the Arrangement Agreement which governs the Plan of Arrangement in terms of which the Transaction is proposed to be implemented. Pursuant to the Arrangement Agreement, Gold Fields will acquire all of the issued and outstanding Yamana Shares in exchange for the issue of the Gold Fields Consideration Shares to Yamana Shareholders. Yamana Shareholders will be entitled to elect to receive the Consideration Shares either as Gold Fields Shares or the equivalent Gold Fields ADSs.

The Arrangement Agreement is subject to conditions precedent customary to transactions of this nature, including obtaining the approval of at least 66 2⁄3% of the votes cast by Yamana Shareholders on the special resolution of Yamana Shareholders approving the Plan of Arrangement voting in person or represented by proxy and entitled to vote at the Yamana Meeting, the approval of the Gold Fields Shareholders for the Gold Fields Transaction Resolutions, including in respect of, inter alia, the issuance of the Gold Fields Consideration Shares under the Transaction which requires the approval of at least 75% of the voting rights exercised on such resolution by Gold Fields Shareholders at the General Meeting. The Transaction is also subject to the receipt of Key Regulatory Approvals, approval by the Canadian Court and applicable stock exchange approval. As at the Last Practicable Date, certain of the Key Regulatory Approvals, including the Competition Act Approval and the SARB Approval, have been obtained.

The Arrangement Agreement includes reciprocal non-solicitation provisions (subject to provisions allowing the Yamana Board and the Gold Fields Board to exercise their fiduciary duties to change their recommendation and/or to enter into a permitted acquisition agreement in certain circumstances), and rights to match superior proposals. In addition, the Arrangement Agreement provides that, under certain circumstances, Gold Fields would be entitled to a USD300 million termination fee and Yamana would be entitled to a USD450 million termination fee.

A more detailed summary of the Arrangement Agreement is included in Annexure 5 to this Transaction Circular.

MARA Project

On 23 September 2022, Glencore announced that it had reached an agreement to acquire the 18.75% shareholding of Newmont in the MARA project. Following completion of the transaction, Yamana will remain the operator of the MARA joint venture with a 56.25% interest, with Glencore owning the remaining 43.75% interest. Under the terms of their agreement, Glencore will pay Newmont USD124.9 million upon closing and a USD30 million deferred payment upon commercial production subject to an annual interest charge of 6%. Total deferred consideration is capped at USD50 million.

7.7	Material loans

The Transaction will not directly result in any change in respect of any material loans made to Gold Fields or any of its subsidiaries. Gold Fields expects to review and consider its options from time to time with respect to the harmonisation of the Combined Group’s debt instruments.

Details on material loans made to Yamana, are set out in Annexure 7 to this Transaction Circular.

7.8	Material change in respect of the Gold Fields Group

The Gold Fields Directors are not aware of any material changes in the financial or trading position of Gold Fields or its subsidiaries subsequent to the latest published unaudited interim financial statements of Gold Fields for the period ended 30 June 2022, other than the changes noted in this Transaction Circular and in any SENS announcements made by Gold Fields on or before the Last Practicable Date.

7.9	Material change in respect of Yamana

Yamana is not aware of any material changes in the financial or trading position of Yamana or its subsidiaries subsequent to the latest published audited financial statements of Yamana for the financial year ended 31 December 2021, other than the changes noted in its financial results released for the three and six months ended 30 June 2022.

7.10	Working Capital Statement

In the opinion of the Gold Fields Board, taking into account the available banking facilities and its existing cash resources, the working capital available to the Combined Group is such that:

●	the Combined Group will, in the ordinary course of business, be able to pay its debts for a period of 12 months after the date of this Transaction Circular; and

●

the assets of the Combined Group, fairly valued, will be in excess of its liabilities for a period of 12 months after the date of this Transaction Circular. For this purpose, the assets and liabilities are recognised and measured in accordance with the accounting policies applied in the latest audited consolidated financial statements in respect of the Gold Fields Group.

7.11	Litigation Statements of Gold Fields and Yamana

Gold Fields Litigation Statement

On 21 August 2008, Gold Fields Operations Limited (“GFO”), formerly known as Western Areas Limited, a subsidiary of Gold Fields, received a summons from Randgold and Exploration Company Limited (“R&E”), and African Strategic Investment (Holdings) Limited. The summons claims that during the period that GFO was under the control of Brett Kebble, Roger Kebble and others, GFO assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, and Afrikander Lease Limited, now Uranium One.

The claims have been computed in various ways. The total value of the claims, as they currently stand, equates to approximately R43.7 billion.

Simultaneously with delivering its plea, GFO joined certain third parties to the action, in order to enable it to claim compensation against such third parties in the event that the plaintiffs are successful in one or more of their claims. In addition, notices in terms of section 2(2)(b) of the Apportionment of Damages Act, 1956 were served on various parties by GFO, in order to enable it to make a claim for a contribution against such parties in terms of the Apportionment of Damages Act, should the plaintiffs be successful in one or more of its claims.

GFO’s assessment is that it has sustainable defences to these claims and, accordingly, GFO’s attorneys have been instructed to vigorously defend the claims. The ultimate outcome of the claims cannot presently be determined and, accordingly, no adjustment for any effects on the Gold Fields Group that may result from these claims, if any, has been made in the consolidated financial statements.

The matter has been allocated to the commercial court of the Gauteng Local Division of the High Court of South Africa as a result of which it is being case managed by an assigned judge in order to ensure that it progresses expeditiously to trial.

The plaintiffs did not, however, take any formal steps during the course of 2020 and 2021 (and have not taken any thus far in 2022), to progress the matter or secure a trial date.

Details of the Gold Fields litigation disclosed above have been taken from the Gold Fields Annual Financial Statements. As at the Last Practicable Date, this litigation is ongoing.

Other than the Gold Fields litigation disclosed above or as publicly disclosed by Gold Fields in its integrated annual report or annual financial report, the Gold Fields Directors are not aware of any legal or arbitration proceedings, including any proceedings that are pending or threatened that may have or may have had in the 12 months preceding the Last Practicable Date a material effect on Gold Fields’ financial position. Shareholders are, however, advised that Gold Fields recently received two tax audit reports with respect to the 2018 to 2020 taxation years from the GRA imposing tax assessments against Gold Fields’ Ghanaian operations totalling approximately USD124 million. The tax assessments relate primarily to the denial of the upfront deduction of stripping costs at each of Tarkwa and Damang. Gold Fields’ position is that such stripping costs are fully deductible for the years in which they are incurred in accordance with the terms of the Development Agreements. On advice of legal counsel, Gold Fields believes that the GRA’s position that stripping costs be deducted over five years is not supported by the terms of the Development Agreements and applicable law, and Gold Fields intends to dispute the assessments and enforce its rights under the Development Agreements and applicable law.

Yamana Litigation Statement

Save as otherwise publicly disclosed by Yamana in the Yamana AIF and Yamana’s quarterly reports (as incorporated by reference in accordance with paragraph 14 of “Part VII – Transaction Circular to Gold Fields Shareholders”), there are no legal or arbitration proceedings (including any such proceedings that are pending or threatened) of which Yamana is aware, which have or may have over the previous 12 months had a material effect on the financial position of the Yamana Group.

7.12	Legal Title Statements of Gold Fields and Yamana

The Gold Fields Group (including companies in which the Gold Fields Group has investments) is in possession of the necessary legal title or ownership rights to explore, mine or explore and mine the relevant minerals and is not aware of any legal proceedings that may have an influence on the rights of the Gold Fields Group to explore or mine.

The Yamana Group (including investments in associate companies and companies in which the Yamana Group has joint arrangements) is in possession of the necessary legal title or ownership rights to explore, mine or explore and mine, as applicable, the relevant minerals and is not aware of any legal proceedings that may have a material adverse effect on the rights of the Yamana Group to explore or mine.

8.	EXPENSES RELATING TO THE TRANSACTION

It is estimated that the total expenses relating to the Transaction for Gold Fields will amount to approximately USD41,467,108 (costs are exclusive of VAT) and includes the following:

Description	Service Provider	Estimated Amount USD’000

Independent Reporting Accountant	PricewaterhouseCoopers Inc.	920

Legal adviser as to Canadian law	Fasken Martineau DuMoulin LLP	3,259

Legal adviser as to South African	Webber Wentzel	1,234

Legal adviser as to U.S.	Linklaters LLP	1,312

Lead Financial Adviser and Transaction Sponsor	BofA Securities	25,000

Financial Adviser	J.P. Morgan	5,000

Transfer Secretaries	Computershare Investor Services Proprietary Limited	152

Proxy Solicitors	Georgeson, a trading name of Computershare Investor Services PLC	77

Proxy Advisor	SGA	2.000

ADS Depositary	The Bank of New York Mellon	106

Regulatory costs	Regulatory filings, including JSE review costs, Competition Act Approval, TSX fees	377

Printing and Postage	DFIN	12

Other Miscellaneous Costs	Wood Mackenzie	16

	Brunswick	2000

	Other, including Authorised US representatives	2

Total		41,467

It is estimated that the total expenses relating to the Transaction for Yamana will amount to approximately USD42 million (costs are exclusive of VAT) and includes the following:

Description	Service Provider	Estimated Amount USD’000

Independent Auditor	Deloitte LLP	50

Legal costs as to Canadian, South African, U.K. and U.S. law	Cassels Brock & Blackwell LLP, Bowmans, Norton Rose Fulbright LLP, and Paul Weiss, Rifkind, Wharton and Garrison LLP	4,850

Financial Advisers	Canaccord Genuity Corp., Stiffel GMP, Scotiabank and CIBC	35,050

Transfer Agent	Computershare Trust Company of Canada	15

Printing and Postage	Toppan Merrill and Broadridge	770

Other Miscellaneous Costs	Laurel Hill and Other	1,265

Total		42,000

9.	GOLD FIELDS DIRECTORS’ RESPONSIBILITY STATEMENT AND RECOMMENDATION

The Gold Fields Directors, whose names are listed on page 30 of this Transaction Circular, collectively and individually, accept full responsibility for the accuracy of the information contained in this Transaction Circular relating to Gold Fields and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading and that all reasonable enquiries to ascertain such facts have been made and that the Transaction Circular contains all information required by the JSE Listings Requirements.

Having regard to the terms and conditions of the Transaction, the Gold Fields Board is of the opinion that the terms of the Transaction are in the interest of the Gold Fields Shareholders and, accordingly, recommends that Gold Fields Shareholders vote in favour of the Gold Fields Transaction Resolutions necessary to effect the Transaction.

10.	CONSENTS

Each of the advisers to Gold Fields listed in “Part III - Corporate information and advisers” of this Transaction Circular have consented in writing to act in the capacities stated and to the inclusion of their names in the form and context in which they appear in this Transaction Circular and have not withdrawn their consents prior to the Last Practicable Date. The Independent Reporting Accountant has consented to references to its reports in the form and context in which they appear and has not withdrawn its consents prior to the Last Practicable Date.

11.	GENERAL MEETING AND VOTING RIGHTS

A General Meeting of Gold Fields Shareholders will be held at The JSE Building, One Exchange Square, Gwen Lane, Sandton, Johannesburg, South Africa, 2196 and by electronic communication on Tuesday, 22 November 2022 at 12:00 SA time (05:00 New York time) in order for Gold Fields Shareholders to consider, and if deemed fit, pass, with or without modification, the Gold Fields Transaction Resolutions set out in the Notice of General Meeting attached to and forming part of this Transaction Circular.

Shareholders are referred to the Notice of General Meeting attached to this Transaction Circular for detail on the Gold Fields Transaction Resolutions to be proposed at the General Meeting and to “Part IV - Action required by Gold Fields Shareholders” of this Transaction Circular for information on the procedure to be followed by Gold Fields Shareholders and Gold Fields ADS Holders in order to participate and to exercise their votes at the General Meeting.

Voting at the General Meeting will take place by way of a poll in accordance with article 18.23 of the Gold Fields MOI, such poll having been demanded by the chairperson of the Gold Fields Board. In this regard, the chairperson directs that each Gold Fields Share shall have one voting right to be exercised on the Resolutions and that the Transfer Secretaries shall act as scrutineers to declare the result of the poll. The result of the poll shall be deemed to be the Gold Fields’ Shareholders’ resolution. Accordingly, every Gold Fields Shareholder present or represented by proxy at the General Meeting shall have all votes determined in accordance with the voting rights associated with the Gold Fields Shares held by that Gold Fields Shareholder.

A quorum shall consist of at least three Gold Fields Shareholders that are personally present or represented by proxy and entitled to vote at the General Meeting on matters to be decided by the Gold Fields Shareholders. The General Meeting may not begin until sufficient persons are present (in person or represented by proxy) at the General Meeting to exercise, in aggregate, at least 25% of all the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the General Meeting. In addition, a matter to be decided at the General Meeting may not begin to be considered unless sufficient persons are present at the meeting (in person or represented by proxy) to exercise, in aggregate, at least 25% of all of the voting rights that are entitled to be exercised on that matter at the time the matter is called on the agenda.

On a poll, any person who is present at the General Meeting, whether as a Gold Fields Shareholder or as proxy for a Gold Fields Shareholder, has the number of votes determined in accordance with the voting rights associated with the Gold Fields Shares held by that Gold Fields Shareholder.

Gold Fields ADS Holders must complete and return the voting materials in accordance with the instructions provided by the ADS Depositary to be received by the ADS Depositary by the ADS Voting Cut-Off Date.

12.	GOVERNING LAW

This Transaction Circular is governed by, and construed in accordance with, the laws of South Africa, and will be subject to the exclusive jurisdiction of the South African courts. The Arrangement Agreement pursuant to which the Transaction Circular and the Transaction will be effected is governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario, and the issuance of the Goldfields Shares as part of the Transaction is governed by the laws of South Africa and is subject to any applicable laws and regulations, including, but not limited to the Companies Act and the JSE Listing Requirements.

13.	CONFLICTS

Merrill Lynch South Africa Proprietary Limited t/a BofA Securities (“BofA Securities”) fulfils the roles as Financial Adviser and Transaction Sponsor to Gold Fields. The BofA Securities Sponsor Division is a separate and distinct unit within the larger Merrill Lynch South Africa entity, comprising of its own dedicated team members. In its capacity as Transaction Sponsor, BofA Securities has confirmed to the JSE and Gold Fields that there is no matter that would impact on its ability to exercise reasonable care and judgement to achieve and maintain independence and objectivity in professional dealings in relation to Gold Fields, and that would impact on its ability to act within the Code of Conduct as set out in the JSE Listings Requirements.

14.	INFORMATION INCORPORATED BY REFERENCE AND SUPPORTING DOCUMENTS

The following information is incorporated by reference in terms of section 11.61 of the JSE Listings Requirements:

Item number	Document(1)	Document reference
Information relating to Gold Fields

(1)	Information on the business and operations of the Gold Fields Group

See Item 4 (Information on the Company) of the Form 20-F Cross Reference Guide on page 3 of the 2021 Gold Fields Form 20-F which can be accessed at https://www.goldfields.com/pdf/investors/form-20-f/2021/20-f.pdf

(2)	Integrated annual report of Gold Fields for the year ended 31 December 2019	https://www.goldfields.com/pdf/investors/integrated-annual-reports/2019/full-iar.pdf

(3)	Integrated annual report of Gold Fields for the year ended 31 December 2020	https://www.goldfields.com/pdf/investors/integrated-annual-reports/2020/iar-2020.pdf

(4)	Integrated annual report of Gold Fields for the year ended 31 December 2021	https://www.goldfields.com/pdf/investors/integrated-annual-reports/2021/iar-2021.pdf

Information relating to Yamana

(5)	Information on the business and operations of the Yamana Group	Schedule I of the Yamana Circular which can be accessed at http://www.yamana.com/special-meeting

(6)	Risk factors relating to the Yamana Group	Risk Factors paragraph of the Yamana Circular which can be accessed at http://www.yamana.com/special-meeting
(7)	Annual Report of Yamana for the year ended 31 December 2019, including the audited financial statements (2)	https://s28.q4cdn.com/334653565/files/doc_financials/2018/ar/Yamana-AR19_FINAL-for-website_24-03-20.pdf

Item number	Document(1)	Document reference

(8)	Annual Report of Yamana for the year ended 31 December 2020, including the audited financial statements and the audit report thereon	https://s28.q4cdn.com/334653565/files/doc_financials/2020/Yamana-AR20_FINAL-for-web_210325.pdf

(9)	Annual Report of Yamana for the year ended 31 December 2021, including the audited financial statements and the audit report thereon	https://s28.q4cdn.com/334653565/files/doc_financials/2022/ar/Yamana-AR21_FULL_RGB_for-AODA_may09-FINAL.pdf

(10)	Unaudited results for the three and six months ended June 2022	https://s28.q4cdn.com/334653565/files/doc_financials/2022/Q2/Yamana-2022Q2_for-website_02-08-22-1030am.pdf

(11)	Valuation Report	http://www.yamana.com/special-meeting

Note:

1.

The information above is available for inspection at the registered office of Gold Fields during normal business hours and on Business Days or can be made available through a secure electronic manner at the election of the person requesting inspection, from the date of issue of this Transaction Circular up to and including the date of the General Meeting.

2.

The auditor’s report on the audited financial statements of Yamana for the financial year ended 31 December 2020 reports on the audited financial statements of Yamana for the financial year ended 31 December 2019 and, accordingly, Gold Fields Shareholders should refer to the auditor’s report included in the audited financial statements of Yamana for the financial year ended 31 December 2020 for the auditor’s report on the audited financial statements of Yamana for the financial year ended 31 December 2019.

The following information is provided in support of the Valuation Report:
Item number	Document	Document reference

(1)	NI 43-101 Technical Report, Jacobina Gold Mine, Bahia State, Brazil, signature date 29 May 2020	https://www.sedar.com/GetFile.do?lang=EN&docClass=24 &issuerNo=00003801&issuerType=03&projectNo=030661 66&docId=4735672

(2)	NI 43-101 Technical Report, El Peñón Gold-Silver Mine, Santa Cruz Province, Argentina, signature date 25 March 2021	https://www.sedar.com/GetFile.do?lang=EN&docClass=24 &issuerNo=00003801&issuerType=03&projectNo=031933 07&docId=4918394

(3)	NI 43-101 Technical Report, Canadian Malarctic Mine, Quebec, Canada, signature date 25 March 2021	https://www.sedar.com/GetFile.do?lang=EN&docClass=24 &issuerNo=00003801&issuerType=03&projectNo=031933 00&docId=4918389

(4)	NI 43-101 Technical Report, Agua Rica Integrated Project, Catamarca Province, Argentina, signature date 31 August 2022	https://www.sedar.com/GetFile.do?lang=EN&docClass=24 &issuerNo=00003801&issuerType=03&projectNo=034368 36&docId=5279221

Item number	Document	Document reference

(5)	NI 43-101 Technical Report on the Wasamac Feasibility Study Update, signature date 14 September 2021	https://www.sedar.com/GetFile.do?lang=EN&docClass=24 &issuerNo=00003801&issuerType=03&projectNo=034370 19&docId=5279480

(6)	NI 43-101 Technical Report, Minera Florida Gold-Silver Mine, Metropolitan Region, Chile, signature date 24 June 2022	https://www.sedar.com/GetFile.do?lang=EN&docClass=24 &issuerNo=00003801&issuerType=03&projectNo=034368 36&docId=5279223

(7)	NI 43-101 Technical Report, Cerro Moro Gold-Silver Mine, Santa Cruz Province, Argentina, signature date 26 May 2022	https://www.sedar.com/GetFile.do?lang=EN&docClass=24 &issuerNo=00003801&issuerType=03&projectNo=034368 36&docId=5279222

Note:

The information above is available for inspection at the registered office of Gold Fields on Business Days during normal business hours or can be made available through a secure electronic manner at the election of the person requesting inspection, from the date of issue of this Transaction Circular up to and including the date of the General Meeting.

15.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered offices of Gold Fields, whose registered office details can be found in “Part III - Corporate information and advisers” of this Transaction Circular, on Business Days during normal business hours or can be made available through a secure electronic manner at the election of the person requesting inspection by emailing the Gold Fields Company Secretary at anre.weststrate@goldfields.com, from the date of issue of this Transaction Circular up to and including the date of the General Meeting:

●	Gold Fields’ MOI and the memoranda of incorporation of its major subsidiaries (current as at the Last Practicable Date);

●	a signed copy of this Transaction Circular;

●	Annual Financial Statements of Gold Fields for the financial years ended 31 December 2019, 31 December 2020 and 31 December 2021;

●	the unaudited interim financial results of Gold Fields for the six months ended 30 June 2022;

●

Annual Financial Statements of Yamana for the financial years ended 31 December 2019, 31 December 2020 and 31 December 2021 together with the financial information for the three and six months ended 30 June 2022, as incorporated by reference;

●	the Independent Reporting Accountant’s assurance report on the compilation of the pro forma financial information, as set out in Annexure 4;

●	copy of the Arrangement Agreement;

●	a summary of the Gold Fields Executive Directors’ service contracts;

●	a copy of the Valuation Report;

●	copies of the technical reports referred to in paragraph 14; and

●	the written consents of the professional advisers and the Transfer Secretaries to Gold Fields as per paragraph 10.

Signed on behalf of the Gold Fields Board

Yunus Suleman

Chairperson

21 October 2022

ANNEXURE 1

YAMANA’S MINERAL RESERVES

Attributable	Proven Reserves as at 31 December 2021	Probable Reserves as at 31 December 2021	Total – Proven & Probable Reserves as at 31 December 2021
Canadian Malartic (50%) Canada	Au: 580 Koz	Au: 1,188 Koz	Au: 1,767 Koz
Jacobina Brazil	Au: 2,015 Koz	Au: 923 Koz	Au: 2,938 Koz
Cerro Moro Argentina	Au: 109 Koz Ag: 6,964 Koz;	Au: 348 Koz Ag: 15,215 Koz	Au: 457 Koz Ag: 22,180 Koz
El Peñón Chile	Au: 91 Koz Ag: 3,090 Koz	Au: 841 Koz Ag: 26,293 Koz	Au: 933 Koz Ag: 29,383Koz
Minera Florida Chile	Au: 65 Koz Ag: 430 Koz Zn: 21 Mlbs	Au: 364 Koz Ag: 2,582 Koz Zn: 76 Mlbs	Au: 430 Koz Ag: 3,011 Koz Zn: 97 Mlbs
Wasamac Canada	-	Au: 1,910 Koz	Au: 1,910 Koz
Jeronimo (57%) Chile	Au: 798 Koz	Au: 284 Koz	Au: 1,082 Koz
MARA (56.25%) Argentina	Au: 2,655 Koz Ag: 32,070 Koz Cu: 4,151 Mlbs Mo: 218 Mlbs	Au: 1,498 Koz Ag: 24,618 Koz Cu: 2,503 Mlbs Mo: 192 Mlbs	Au: 4,152 Koz Ag: 56,689 Koz Cu: 6,654 Mlbs Mo: 411 Mlbs

Total	Au: 6,314 Koz Ag: 42,555 Koz Cu: 4,151 Mlbs Zn: 21 Mlbs Mo: 218 Mlbs	Au: 7,355 Koz Ag: 68,708 Koz Cu: 2,503 Mlbs Zn: 76 Mlbs Mo: 192 Mlbs	Au: 13, 669 Koz Ag: 111,264 Koz Cu: 6,654 Mlbs Zn: 97 Mlbs Mo: 411 Mlbs

Source: Yamana 2021 Reserves & Resources Statement.

ANNEXURE 2

RISK FACTORS

1.	Risks related to Gold Fields’ operations and industry

The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition.

Gold Fields’ operations have been and may continue to be impacted by the COVID-19 pandemic. The continued spread of the COVID-19 pandemic has resulted, and could continue to result, in serious illness (including incapacity) and death, or the quarantine of Gold Fields’ employees and contractors. These effects have been exacerbated by employees and contractors working in close proximity to each other in underground and surface mines and living in close quarters, particularly at Gold Fields’ remote operations. In addition, certain underlying health conditions, including conditions which compromise the immune system have worsened the outcomes among the individuals infected with COVID-19. As of 30 June 2022, Gold Fields recorded 7,367 positive COVID-19 cases across its operations since early 2020, which have resulted in 20 deaths to our employees and contractors. Employee or contractor absences, and constraints on our ability to hire qualified staff (either locally or from overseas) resulting from the COVID-19 pandemic has led to, and could result in further, labour shortages or instability, which resulted in disruptions to Gold Fields’ production (including potential temporary cessation) and increased operational costs. Although COVID-19 vaccines are being administered globally, including in the regions where we operate, it is difficult to determine how effective these vaccines will be in the long run, particularly in relation to new variants of COVID-19.

Actions taken by governments or regulators in response to the COVID-19 pandemic have impacted and may continue to have a further material impact, on our operations and lead to an increase in our costs. For example, many countries, including the countries where we operate, imposed strict travel-related measures such as travel restrictions and have introduced border closures, lockdowns, bans on public gatherings, curfews and business shutdowns following the global spread of the COVID-19 pandemic. While most governments have eased travel restrictions and lockdown measures, rapidly changing government requirements and the varying approaches adopted by different governments may continue to disrupt our operations.

Our operational costs have increased as a result of the wide-ranging protective measures which we have adopted across our operations, including, among others, screening, testing and contact tracing of our employees, closing our offices, increased spending on infrastructure investment (such as camp expansions and hospital upgrades), and increased sanitation. Furthermore, the adoption of other measures, such as our strict adherence to all government regulations and protocols, the imposition of travel restrictions, establishing a COVID-19 crisis management committee, launching a COVID-19 information portal, working in small work groups to contain infections, mandating social distancing, required mask wearing and vaccination drives, has interfered with our operations, resulting in time delays, and has altered the way our management and employees perform their activities. If further measures are required, this may result in additional costs incurred or interference with management’s and/or employees’ productivity.

The continuation of existing measures, the delayed rollout and effectiveness of vaccination programmes or the introduction of additional restrictions or any other measures, could result in the inability of Gold Fields’ suppliers to deliver components or raw materials on a timely basis and may limit or prevent Gold Fields’ management and employees and other important third parties from traveling to, or visiting, Gold Fields’ operations. Further, any lockdowns or mandatory business shutdowns could result in further suspensions of Gold Fields’ operations, similar to the suspensions described above, and could bring its business to a standstill. Gold Fields’ property and business interruption insurance and liability may not cover or be sufficient to fully cover any of Gold Fields’ losses resulting from public health emergencies and other events that could disrupt our operations, such as COVID-19. See “- Fluctuations in insurance cost and availability could adversely affect Gold Fields’ operating results and its insurance coverage may not adequately satisfy all potential claims in the future”.

Further, as a result of the COVID-19 pandemic, the unemployment and poverty rates in many of the communities where our mines are located has increased. This may result in heightened social tensions and economic and welfare demands as communities look to the mining industry for job creation opportunities and other resources and benefits. Similarly, governments may increase taxes, royalties and introduce other compensation methods applicable to mining companies in the future to assist with the rehabilitation of communities, which would result in increased operational costs. For example, in 2021 Ghana passed the COVID-19 Health Recovery Levy Act, which imposed a special levy on the supply of goods and services and imports to raise revenue to support its COVID-19 related expenditures.

The full extent to which COVID-19 will impact Gold Fields’ operational and financial performance, whether directly or indirectly, will depend on future developments, which are highly uncertain and cannot be predicted. Any disruption to production or increased operational costs as a result of COVID-19 could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Changes in the market price for gold, and to a lesser extent copper and silver, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.

Gold Fields’ revenues are primarily derived from the sale of gold that it produces. Gold Fields Group’s policy is not to engage in long-term systemic gold price hedging, though hedges are sometimes undertaken to protect cash flows at times of significant expenditure, for specific debt servicing requirements and to safeguard the viability of higher cost operations. For example, during 2018, the Company undertook short-term hedging of the oil price, the copper price and the U.S. Dollar and Australian Dollar gold prices to protect cash-flow primarily due to the high levels of project capital expenditure incurred during 2018 and the volatility in commodity prices and exchange rates. The Company continued with the gold hedging policies in Australia, Ghana and South Africa during 2019, 2020, 2021 and the six months ended 30 June 2022. Altogether, approximately 1 million oz of gold production were hedged in each of 2019, 2020, 2021 and the six months ended 30 June 2022. There can be no assurance that the use of hedging techniques will always be to our benefit. Hedging instruments that protect against the market price volatility of commodities, for example, oil, may prevent us from realising the full benefit from subsequent decreases in market prices with respect to oil, which would cause us to record a mark-to-market loss, thus decreasing our profits. Similarly, gold hedging instruments may prevent us from realising the full benefit of subsequent increases in the gold price, which would cause us to record a mark-to-market loss, thereby decreasing our profits. The total realised gold hedging loss for 2021 and the six months ended 30 June 2022 was USD31.4 million and nil, respectively. Gold Fields’ net hedge liability as at 30 June 2022 was nil as all gold hedging instruments had matured. In addition, hedging contracts are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant non-performance could have a material adverse effect on our financial condition, results of operations and cash flows.

Where no hedges are in place, Gold Fields is exposed to changes in the gold price, which could lead to reduced revenue should the gold price decline. After falling 45% between September 2011 and December 2015, when it hit a low of USD1,060 per ounce, the gold price has generally recovered, reaching USD1,517 per ounce at the end of fiscal 2019 before experiencing a substantial increase, to USD1,891 per ounce in fiscal 2020 following the outbreak of the COVID-19 pandemic. In fiscal 2021, the price of gold averaged USD1,799 per ounce. As at 30 June 2022, it was USD1,817 per ounce, as trading in the metal remains volatile amid global political, social, health-related (including the COVID-19 pandemic) and economic uncertainties, including the Russian invasion of Ukraine. The market price for gold has historically been volatile and is affected by numerous factors over which Gold Fields has no control, such as general supply and demand, speculative trading activity, political uncertainties and global economic drivers. The price of gold may decrease in the future.

Should the gold price decline below Gold Fields’ production costs, it may experience losses and should this situation continue for an extended period, Gold Fields may be forced to curtail or suspend some or all of its growth projects, operations and/or reduce operational capital expenditures. Gold Fields might not be able to recover any losses it incurred during, or after, such events. A sustained period of significant gold price volatility may impact Gold Fields’ ability to continue with existing operations or make other long-term strategic decisions. Furthermore, while depressed gold prices generally provide an opportunity to acquire assets at lower prices, the few quality in-production assets then demand premium prices, adversely affecting Gold Fields’ ability to undertake new capital projects. The use of lower gold prices in Reserve calculations and life of mine (“LoM”) plans could also result in material impairments of Gold Fields’ investment in mining properties or a reduction in its Reserve estimates and corresponding restatements of its Reserves and increased amortisation, reclamation and closure charges.

In Peru, copper accounts for a significant proportion of the revenues at Gold Fields’ Cerro Corona mine, although copper is not a major element of Gold Fields’ overall revenues. Over the period from 2011 to 2021, the price of copper has increased from an average price of USD8,836 per tonne to an average price of USD9,315 per tonne in 2021. Approximately 24,000 metric tonnes of copper were hedged in 2021. The total realised copper hedging loss for 2021 was USD45.8 million. The copper hedge matured in December 2021. Gold Fields’ net hedge liability as of 31 December 2021 was nil. As of 30 June 2022, the price of copper was USD9,757 per tonne. In addition, when Gold Fields’ Salares Norte project becomes operational, silver will be expected to contribute approximately 10% of the revenues at the Salares Norte project, despite silver not being expected to become a major contributor to Gold Fields’ overall revenues. Between 2011 and 2021, the price of silver has declined from an average of USD35.32 per ounce to an average of USD23.31 per ounce in 2021. As of 30 June 2022, the price of silver was USD20.80 per ounce. A variety of factors have and may depress global copper and silver prices and a decline in copper and silver prices, which have also fluctuated widely, would adversely affect the revenues, profit and cash flows of the Cerro Corona mine and the Salares Norte project, respectively.

Because gold is sold in U.S. Dollars, while a significant portion of Gold Fields’ production costs are in Australian Dollars, Rand and other non-U.S. Dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material change in the value of these non-U.S. Dollar currencies.

Gold is sold throughout the world in U.S. Dollars. Gold Fields’ costs of production are incurred principally in U.S. Dollars, Australian Dollars, Rand and other currencies. Recent volatility in the Rand (including weakening in the earlier part of fiscal 2020 and strengthening from mid-2020 to fiscal 2021, followed by relative stability in 2022) and the Australian Dollar against the U.S. Dollar (including depreciating in fiscal 2019, followed by a strengthening in fiscal 2020 and a slight weakening in fiscal 2021) made our reported costs in South Africa and Australia and results of operations less predictable than when exchange rates are more stable. As a result, any significant and sustained appreciation of any of these non-U.S. Dollar currencies against the U.S. Dollar may materially increase Gold Fields’ costs in U.S. Dollar terms, which could materially adversely affect Gold Fields’ business, operating results and financial condition.

Rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields business has been, and may continue to be, directly affected by volatile commodity costs and other inflationary pressures. Inflation began to increase significantly in the countries in which Gold Fields operates in the latter half of 2021 and into 2022, with inflation increasing to 6.1% in Australia, 9.1% in Ghana,17 8.8% in Peru, 7.4% in South Africa and 12.5% in Chile, respectively for the six months ended 30 June 2022. Inflation is expected to continue accelerating throughout 2022. Prolonged periods of inflation may impact Gold Fields’ profitability by negatively impacting its fixed costs and expenses, including raw material, transportation and labour costs. If these increased costs are not offset by an increase in gold prices, they could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Geopolitical risks and conflicts around the world could further disrupt supply chains and create additional inflationary pressures. Specifically, Russia’s invasion of Ukraine has led to sanctions, travel bans, and asset or financial freezes being levied by the United States, European Union and other countries against Russian entities and individuals, with additional sanctions being proposed. These sanctions and other measures have had a significant impact on commodity prices,

[17]	The inflation percentage included for Ghana is based on U.S. Dollar inflation and not Cedi-based inflation.

including increased oil, gas, ammonia nitrate, copper, steel and gold prices. The oil price is a driver of a number of input costs for the Group, including diesel and transport costs, while gas prices have an impact on power costs, and other commodity prices drive direct mining and processing costs. These inflationary pressures could also cause interest rates and the cost of borrowing to increase and could have a material adverse effect on the financial markets and economic conditions throughout the world. The extent and duration of the invasion, sanctions and resulting market disruptions are impossible to predict. Any inflationary impacts or disruptions caused by the invasion or resulting sanctions may have a material adverse effect on Gold Fields’ business, operating results and financial condition, and may magnify the impact of other risks described in this Transaction Circular.

Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impact associated with the mine ramp-up post the organisational restructuring and supporting interventions at the South Deep operation in South Africa.

South Deep has had a number of operational challenges since Gold Fields acquired it in 2006. The key challenge has been the difficulty in transitioning the mine from a conventional mining operation to a low grade, bulk, deep level mechanised mining operation. South Deep (which represented 64% of Gold Fields’ managed gold Mineral Reserves as at 31 December 2021) is a complex and unique mine, that has issues that need to be addressed in a holistic manner, which include:

•	ensuring the health and safety of our people;

•	a unique and complex mining method, including long hole stoping mining at between 2,500 and 3,000 metre depth with attendant challenging geotechnical and ground conditions requiring extensive support;

•	maturing the management operating system and associated execution tactics to ensure the attainment of mining and production targets;

•	a maturing equipment fleet requiring increased maintenance, as well as difficult operating conditions which affect equipment reliability;

•	labour productivity;

•	extensive and aging infrastructure and support services required to underpin mining activities, which require substantial management intervention; and

•	alignment of output levels with the commensurate operating and overhead costs for the profile of a low grade, bulk mechanised mining operation.

In addition, structural inflation and, in particular, electricity tariffs and supply in South Africa continue to cause operating costs to rise.

Since 2006, there have been numerous interventions to address these challenges, including optimising the mining method, extensive training and skills development, changing shift and work configurations, and outsourcing functions and the mine continued to make losses. Given the extensive investment that Gold Fields made through to 2018 (approximately R34.56 billion, including R22.3 billion in acquisition costs), management determined that the mine could no longer sustain these cash losses and that the cost structure and operating model needed to be realigned with the lower level of production.

During late 2017 and 2018, South Deep completed its organisational restructuring plan, including the renegotiating and modernising of collective and other agreements between the company and organised labour. Despite the progress achieved with respect to Gold Fields’ relationship with organised labour at South Deep, the general nature of labour relations and social unrest in South Africa is very volatile and poses an ongoing risk for the mine. This risk has been exacerbated by an application for organisational rights from a rival union in South Africa. Historically inter-union rivalries have been associated with challenging work environments.

As part of the South Deep turnaround plan, Gold Fields has focused on building the social, technical and commercial capability of its front-line and middle manager leaders and embedding a holistic operating model that incorporates people, processes and systems. Despite increased resiliency at South Deep, South Africa continues to be confronted with challenges relating to economic disparity, unemployment, poverty, poor service delivery, political instability, corruption, and social instability, as a result of which, there is a heightened risk of as a consequence of social unrest, demonstrations and/or increasing social demands.

The organisational restructuring initiated in 2018 and aligned to delivering the seven-year ramp-up plan was further embedded between 2020 and 2022, incorporating a reduced workforce and mobile equipment levels in line with the overall mining activity which increased focus on core productivity and supported the cost improvements. Sustaining traction on the mine’s core strategic project themes, key performance indicators and enablers is integral to facilitating delivery on the production ramp-up over the next five years and delivering LoM steady state volumes and projected financial metrics.

Failure by South Deep to maintain focus on the issues noted above in an increasingly complex social-political landscape may result in the operation not achieving its expected production levels or the reduced unit costs contemplated by the organisational restructuring in a timely manner or at all. The actions taken by South Deep to address the above issues may not yield the expected results. In addition, further labour destabilisation, poor labour relations and low morale may have a negative impact on production levels and costs. Any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

To the extent that Gold Fields seeks to replace its annual Mineral Reserve and Resource depletion and grow its Reserve and Resource base to extend the life of operations through exploration and project development, it may experience challenges associated with its mining projects.

In fiscal 2021, only three out of Gold Fields’ eight non-South African mines (excluding Salares Norte and the Asanko JV (as defined below)) reported higher Mineral Reserves after accounting for annual production depletion and all other influencing factors. The aggregated decrease in attributable Mineral Reserves was 2.9 Moz. of gold, mainly due to depletion and higher costs due to surging inflation. Furthermore, it is expected that fiscal 2022 will be the last full year of production at Damang, with production expected to decline thereafter.

In order to replace its Mineral Reserves and Resources at its international operations or expand its operations and Reserve and Resource base, Gold Fields expects to rely, in part, on discovery from exploration for gold, and other metals associated with gold, as well as its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks, requires screening and testing multiple prospects and may be unsuccessful. In some locations such as Western Australia, the rights to explore nearby locations are held by other mining companies, and therefore, exploration may be significantly restricted, or not possible. In addition, the existence of cultural heritage sites may restrict or prevent access to certain areas, or require lengthy consultation and/or approval processes to be undertaken, and the existence of native title rights may also require lengthy negotiations to be undertaken to allow the exploration tenure to be converted to allow mining activities. Gold Fields’ exploration strategy is based on maintaining exploration momentum at relevant operations with appropriate annual funding which ensures programmes retain traction and that high potential targets are advanced timeously. To the extent that ore bodies are to be developed, it can take a number of years and substantial expenditures from the initial phases of drilling and discovery until production commences, during which time the economic feasibility of production may change. In addition, to the extent Gold Fields participates in the development or operation of a project through a joint venture or any other multi-party commercial structure, such as the Gruyere Gold Mine (“Gruyere”) in Western Australia in which Gold Fields holds a 50% interest (through Gold Fields’ subsidiary) or the Asanko JV in Ghana where Gold Fields holds a 45% attributable interest, there could be disagreements (including in relation to Mineral Reserves and Resources), technical, legal or otherwise, or divergent interests or goals among the parties, which could jeopardise the success of the project. There can be no assurances that Gold Fields will be able to replace its Reserves and Resources through exploration, project development or otherwise and, if Gold Fields is unable to replace its Reserves and Resources, this could erode future planned cash flow and have a material adverse effect on its business, operating results and financial condition.

Furthermore, significant capital investment is required to achieve commercial production from exploration efforts. There is no assurance that Gold Fields will have, or be able to raise, the required funds to engage in these activities or to meet its obligations with respect to the exploration properties in which it has or may acquire an interest.

To the extent that Gold Fields makes acquisitions, enters into other business combination transactions or enters into joint ventures, it may experience problems in executing the acquisitions, combinations or joint ventures or managing and integrating the acquisitions, combinations or joint ventures with its existing operations.

In order to maintain or expand its operations and Reserve and Resource base, Gold Fields may seek to enter into joint ventures, enter into other business combination transactions or to make acquisitions of selected precious metal producing companies or assets, including the Transaction. Please also see paragraph 4 of “Part VIII – Transaction Circular to Gold Fields Shareholders” and paragraph 6 of this Annexure 2. For example, in November 2016, Gold Fields entered into a 50:50 unincorporated joint venture with Gold Road Resources (“Gold Road”) for the development and operation of the Gruyere operation in Western Australia. In addition, in 2018, Gold Fields entered into a joint venture under which Gold Fields’ subsidiary acquired a 45% stake in Asanko Gold Ghana Limited (“the Asanko JV”), which holds a 100% interest in Asanko. Pursuant to the joint venture, Galiano Gold, Inc., formerly Asanko Gold Inc. (“Galiano”) holds a 45% interest in the Asanko JV and the Ghanaian government holds 10% of the Asanko JV as a free carried interest. Any such acquisitions, combinations or joint ventures may change the scale of the Company’s business and operations and may expose it to new geographic, geological, political, social, strategic, operating, financial, legal, third party, counterparty, regulatory and contractual risks. Gold Fields could also be subject to termination and/or buy-out rights in the event that it breaches its joint venture contractual obligations. There can be no assurance that any acquisition, combination or joint venture will achieve the results intended, and, as such, could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields may experience unforeseen difficulties, delays or costs in implementing its business strategy and projects (particularly at Salares Norte), including any strategic projects, cost-cutting initiatives, divestments and other initiatives and any such strategy or project may not result in the anticipated benefits.

The ability to grow the business will depend on the successful implementation of Gold Fields’ existing and proposed strategic initiatives, the achievement of a 15% adjusted free cash flow margin at a gold price of USD1,300 per ounce and the successful construction of the Salares Norte project. The Salares Norte Project is exposed to all the risks described in “—To the extent that Gold Fields seeks to replace its annual Mineral Reserve and Resource depletion and grow its Reserve and Resource base to extend the life of operations through exploration and project development, it may experience challenges associated with its mining projects”.

The successful implementation of the Company’s strategic initiatives depends upon many factors, including those outside its control. For example, the successful achievement of a 15% adjusted free cash flow margin at a gold price of USD1,300 per ounce will depend on, among other things, prevailing market prices for input costs.

Gold Fields may also prove unable to deliver on production targets and other strategic initiatives. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of Gold Fields’ business strategy and projects, and such strategy and projects may not result in the anticipated benefits. Any such difficulties, delays or costs could prevent Gold Fields from fully implementing its business strategy, which could have a material adverse effect on its business, operating results and financial condition.

Gold Fields is in the process of implementing initiatives, which include its strategic restructuring, including the reduction of marginal mining, cost-efficiency initiatives, increased brownfield exploration, production planning and cost-cutting. Any future contribution of these measures to profitability will be influenced by the actual benefits and savings achieved and by Gold Fields’ ability to sustain these ongoing efforts. Strategic restructuring and cost-cutting initiatives may involve various risks, including, for example, labour unrest and operating licence withdrawal. The risk is elevated in South Africa and Ghana, given Gold Fields’ mining rights obligations. See “.- Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute”.

With respect to the Salares Norte project, Gold Fields may face cost overruns, such as costs relating to environmental approvals, delays to its planned commencement date, including delays due to the COVID-19 pandemic uncertainty, or difficulties in achieving the expected technical parameters once operational, any of which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

In addition, these initiatives may not be implemented as planned; turn out to be less effective than anticipated; only become effective later than anticipated; or not be effective at all. Depending on the nature of the outcomes of the initiatives, they, individually or in combination, may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

As part of its strategy, Gold Fields has disposed of certain of its exploration and development assets. With respect to any further dispositions, Gold Fields may not be able to obtain prices that it expects for assets it seeks to dispose of or to complete the contemplated disposals in the timeframe contemplated or at all.

Any of the above could have a negative impact on Gold Fields’ business, operating results and financial condition.

Gold Fields’ Mineral Reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated Mineral Reserves.

The Mineral Reserves stated in Gold Fields Form 20-F are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, commodity prices, exchange rates, geology models, resource estimation models, mining methods, mining equipment, mining rates and metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond Gold Fields’ control. The Mineral Reserves are also based on reasonable assumptions related to the availability of power and water and also on the ability to maintain the licensing and permitting required to support the LoM plans. In the event of Gold Fields adversely revises any of the assumptions that underlie its Mineral Reserves reporting, Gold Fields may need to revise its Mineral Reserves.

In 2022, South Deep continued to execute its short-term and long-term plans, driving forward key productivity and asset optimisation projects aimed at sustainably increasing production outset and offsetting inflationary pressures.

South Deep’s 2022 performance will continue to be assessed on the same criteria to enable productivity and cost improvements. The volatile nature of the operating environment, combined with the technical challenges associated with deep level mining, continues to pose risks to the technical and economic assumptions contained in the long-term plans. Despite the 2018 restructuring and implementation of the initiatives supporting the key improvement themes for the mine, there can be no assurance that the ongoing implementation of the restructuring will not result in lower-than-expected long-term steady state production volumes, cost fluctuations, reduced reported Mineral Reserves and life of mine, or other associated issues at South Deep.

The reduction of Reserves held by the Company, including due to any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Actual and potential supply chain shortages, availability and increases in the prices of production inputs may have a material adverse effect on Gold Fields operations and profits.

Gold Fields’ operating results may be affected by general cost increases, including due to the availability and pricing of raw materials and other essential production inputs, such as fuel, steel and cyanide and other reagents. The price and quality of raw materials may be substantially affected by changes in global supply and demand, the impact from the COVID-19 pandemic, along with weather conditions, governmental controls and other factors. See “- The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition”. A sustained interruption in the supply of any of these materials would require Gold Fields to find acceptable substitute suppliers and could require it to pay higher prices for such materials. Any significant increase in the prices of these materials will increase the Company’s operating costs and affect production considerations. Gold Fields expects cost increases to continue in fiscal 2022 across its operations, including as a result of other factors such as the price of oil, inflationary increases and labour costs. See “- Rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on Gold Fields’ business, operating results and financial condition”.

The price of oil has been volatile, fluctuating between USD19.33 and USD68.66 per barrel of Brent Crude in 2020, between USD51.68 and USD79.32 per barrel of Brent Crude in 2021 and between USD78.98 and USD127.98 per barrel of Brent Crude in the six months ended 30 June 2022. This volatility has and is expected to continue following the imposition of sanctions and embargoes on natural gas and oil resulting from Russia’s invasion of Ukraine. As at 30 June 2022, the price of oil was at USD119.78 per barrel of Brent Crude. Changes in the cost or availability of oil could increase Gold Fields’ cost of operations and cause production stoppages, which could impact existing profit margins and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

In June 2019, the Ghanaian operations entered into fixed price ICE Gasoil cash settled swap transaction for a total of 123.2 million litres of diesel, representing 50% of annual fuel consumption, for the period January 2020 to December 2022. The average swap price is USD575 per metric tonne (equivalent USD75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was USD59.2 per barrel. At 30 June 2022, the marked-to-market value on the hedge was USD8.7 million.

In June 2019, the Australian operations entered into fixed price Singapore 10ppm Gasoil cash settled swap transactions for a total of 75.0 million litres of diesel, representing 50% of annual fuel consumption, for the period January 2020 to December 2022. The average swap price is USD74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was USD57.4 per barrel. At 30 June 2022, the marked-to-market value on the hedge was USD5.9 million (A$8.5 million).

There can be no assurance that the use of hedging techniques will always be to our benefit. Hedging instruments that protect against the market price volatility of commodities, in this case oil, may prevent us from realising the full benefit from subsequent decreases in market prices with respect to oil, which would cause us to record a mark-to-market loss, thus decreasing our profits. Hedging contracts also are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant non-performance could have a material adverse effect on our financial condition, results of operations and cash flows.

Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine.

Fluctuations in oil and steel prices may have a significant impact on operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

Power cost increases and unreliability of supply may adversely affect Gold Fields’ business, operating results and financial condition.

Gold Fields’ South Deep mining operation depends upon electrical power generated by the state-owned power utility, Eskom Limited (“Eskom”). See “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements - Overview - Costs - South Africa region”, which is incorporated herein. Eskom holds a monopoly on power supply in the South African market, supplying nearly 95% of the country’s electricity needs. Eskom has historically experienced financial difficulties caused by various factors. For example, during certain periods of supply-constraint, Eskom utilised significant amounts of diesel to run its gas turbines while concurrently losing electricity sales as a result of load shedding or curtailment, which has contributed to above inflation tariff applications.

Eskom’s tariffs are regulated by the National Energy Regulator of South Africa (“NERSA”) and are determined through a consultative multi-year price determination (“MYPD”) process, with occasional tariff increase adjustments under the Regulatory Clearing Account (“RCA”)

mechanism. In the most recent MYPD process, NERSA granted Eskom tariff increases of 8.1% (later adding an additional 0.66%) for the period 2020 to 2021 and 15.06% for the period 2021 to 2022 (after the initial approval of 5.22%). In February 2022, NERSA granted Eskom a 9.61% tariff increase for the period 2022 to 2023, comprising a 3.49% tariff increase and legacy costs from previous years.

In June 2020, Eskom obtained a judgment to recover an additional shortfall of R35 billion for the period from 2014 to 2017, as NERSA had initially set the RCA for such period at R32 billion. In July 2020, the South African government provided Eskom with an additional R69 billion bailout for the 2019 to 2021 period, which, pursuant to a South African court order, permitted Eskom to recover the amount over a three-year period through future tariff increases. Eskom is also assessing its options with respect to NERSA’s determination of a R13 billion RCA amount for the 2018 to 2019 period, instead of the R27.3 billion that Eskom had applied for. As a result of judgments rendered in favour of Eskom, and the potential for further reassessment of tariff increases (including RCA amounts), it is likely that Eskom’s electricity tariffs will continue to increase significantly.

Eskom is currently undergoing a vertical unbundling to separate the company’s generation, transmission and distribution functions. This vertical unbundling was announced in 2019 and is expected to be completed during 2022. In December of 2021, Eskom released a statement to the effect that it had extended an order to transfer its transmission function to a wholly-owned subsidiary, the National Transmission Company South Africa SOC Limited. The implementation of this order is subject to the fulfilment of various conditions precedent. The exact timing and impact of the vertical unbundling is not known but it may result in tariff increases, price instability and/or poor reliability in the supply of electricity. Gold Fields recognises the problems with Eskom and is therefore looking for alternative energy sources in South Africa. For example, South Deep has begun construction on a 50MW solar power plant. Despite these measures, Gold Fields may continue to be reliant on Eskom, and should Gold Fields experience further power tariff increases, its business, operating results and financial condition may be adversely impacted.

In Australia, Gold Fields’ Agnew mine has a microgrid comprising 18MW wind, 4MW solar and 18MW gas with 13MW/4MWh battery storage and 3MW diesel. The Granny Smith mine has 8MW solar and 35MW gas, with 2MW/1MWh battery storage and 5MW diesel. The Gruyere mine receives its electricity supply from a 39MW gas-fired power station, with 3MW diesel backup. A renewable plant comprising 12MW solar and 4.4MW/4.4MWh battery storage is under construction at Gruyere. The St. Ives operation obtains electricity pursuant to a contract with BHP Nickel-West that expires in January 2024, which requires St. Ives to procure its own supply of natural gas. Considering the reliance on gas transmission pipelines, if any of Gold Fields’ Australian operations were to lose their supply, replacement of this supply at the quantities required (through alternatives such as diesel or greater reliance on existing renewable energy infrastructure) may not be possible, or at the very least may entail a significant increase in costs in the medium and long term. Any such increase in costs could have a material adverse impact on Gold Fields’ business and operating results.

In Ghana, Gold Fields’ mines are supplied primarily by power plants operated by Genser Energy Ghana Limited (“Genser Energy”), which supplies Damang’s total power requirements from a 27.5MW power plant and approximately 95% of Tarkwa’s power requirements from a 57MW power plant. If either of these plants fail or supply insufficient power, Tarkwa and Damang may be required to source additional power from the national grid providers Volta River Authority (“VRA”) and the Electricity Company of Ghana (“ECG”), respectively, or may be subject to power disruptions.

Changes in the cost or availability of electricity could increase Gold Fields’ cost of operations and cause production stoppages, which could impact existing profit margins and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Power deficits, fluctuations and usage constraints may force Gold Fields to halt or curtail operations.

Eskom reintroduced national rotational power cuts (load shedding and load curtailment for industrial customers with formal agreements) in December 2018. Load shedding and curtailment continued throughout 2019, 2020 and 2021. Eskom implemented Stage 2 load curtailment for

10 consecutive days in March 2021, five consecutive days in October 2021 and 10 consecutive days in November 2021. Eskom implemented Stage 2 load curtailment for two days in February 2022, five consecutive days in March 2022, six days in May 2022 and Stage 3 load curtailment for one day in June 2022. Eskom has warned that there is a risk of load shedding and curtailment lasting for at least another five years. Eskom’s inability to fully meet the country’s demand has led to, and is expected to continue to lead to, rolling blackouts and unscheduled power cuts. There is no assurance that Eskom’s efforts to protect the national electrical grid will prevent a complete national blackout, which would have a material adverse effect on Gold Fields’ operations in South Africa.

Gold Fields has a load curtailment agreement with Eskom. Under this agreement, Gold Fields is required to reduce demand by up to 50% of load, depending on the severity of the shortage, for a specified period of time during which the national grid is unable to maintain its load. During 2020, Gold Fields was required to reduce demand by 10% 17 times, 15% once and by 20% three times. During 2021, Gold Fields was required to reduce demand by 10% 35 times. For the six months ended 30 June 2022, Gold Fields was required to reduce demand by 10% 13 times and by 15% once. Any further disruption or decrease in the electrical power supply available to Gold Fields’ South Deep operation could have a material adverse effect on its business, operating results and financial condition.

In Ghana, approximately 95% of Tarkwa’s electricity is supplied by an independent power producer. On 31 January 2020, Genser Energy expanded the energy supply by an additional 15MW of capacity, with the aim to provide Tarkwa with its total power supply needs. However, there can be no guarantee that Tarkwa and Damang’s sources of power will not fail or be interrupted. While Gold Fields has taken steps to source power from an independent power producer through on-site gas turbines to complement its self-generated sources, any gas supply chain-related risk specific to the regions where Gold Fields operates could affect Gold Fields’ business, operating results and financial condition.

Should Gold Fields continue to experience power fluctuations or usage constraints at any of its operations, then its business, operating results and financial condition may be materially adversely impacted.

Our high debt levels pose risks to our viability and may make us more vulnerable to adverse economic and competitive conditions, as well as other adverse developments.

Gold Fields carries significant debt relative to its shareholder equity. As of 30 June 2022, Gold Fields’ consolidated debt was approximately USD2.98 billion (none of which becomes due over the 12 months following 30 June 2022).

Gold Fields’ significant levels of debt can adversely affect it in several respects, including:

•	limiting its ability to access the capital markets;

•	exposing it to the risk of credit rating downgrades, which would raise its borrowing costs and could limit its access to capital;

•	hindering its flexibility to plan for or react to changing market, industry or economic conditions;

•	making it more vulnerable to economic or industry downturns, including interest rate increases;

•	increasing the risk that it will need to sell assets, possibly on unfavourable terms, to meet payment obligations;

•	increasing the risk that it may not meet the financial covenants contained in its debt agreements or timely make all required debt payments; or

•	affecting its ability to service the interest on its debt.

The effects of each of these factors could be further intensified if Gold Fields increases its borrowings. As Gold Fields continuously reviews its funding and maturity profile, it expects to consider additional opportunities to access the international USD dollar bond markets primarily to refinance its debt facilities. A sustained and negative movement in the price of gold will negatively impact Gold Fields’ ability to repay its debt. Any failure to make required debt payments could, among other things, adversely affect Gold Fields’ ability to conduct operations or raise capital, which could have a material adverse effect on Gold Fields’ business, operating results or financial condition.

Failure of Gold Fields’ information, communication and technology systems, or the failure to protect personal data, could significantly impact Gold Fields’ operations and business, may lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage Gold Fields’ reputation.

Gold Fields utilises and is reliant on various internal and external information, communication and technology system applications to support its business activities, in particular SAP, mining activity applications and other applications. Damage or interruption of Gold Fields’ information, communication and technology systems, whether due to accidents, human error, natural events or malicious acts, may lead to important data being irretrievably lost, exposed or damaged, thereby adversely affecting Gold Fields’ business, prospects and operating results.

The information security management system protecting Gold Fields’ information, communication and technology infrastructure and network may be subject to security breaches (e.g. cyber-crime or activists) or other incidents that can result in misappropriation of funds, increased health and safety risks to people, disruption to our operations (as a result of the increasing interface between operational technology and information technology), environmental damage, loss of intellectual property, disclosure of commercially or personally sensitive information, legal or regulatory breaches and liability, other costs and reputational damage.

Although Gold Fields has been following the established best practices in relation to cyber security (e.g. having attained the ISO 27001 cyber security re-certification for corporate, regional offices and mining operations in 2021), two cyber security breaches occurred in fiscal 2020. One in Ghana as a result of a phishing attack, and the second in Peru from a ransomware attack. While no material losses related to the cyber security breaches resulted, and there were no cyber security breaches detected in fiscal 2021 and the six months ended 30 June 2022, given the increasing sophistication and evolving nature of this threat, Gold Fields cannot rule out the possibility of them occurring in the future. An extended failure of critical system components, caused by accidental, or malicious actions, including those resulting from a cyber security attack, could result in a significant environmental incident, commercial loss or interruption to operations.

In addition, the interpretation and application of consumer, privacy and data protection laws in all of the jurisdictions in which Gold Fields operates are uncertain and evolving. It is possible that regulators may interpret and apply these laws in a manner that is inconsistent with Gold Fields’ data processes and practices. Complying with these various laws is complex and could cause Gold Fields to incur substantial costs or require it to change its business practices in a manner adverse to its business. This includes legislation such as the General Data Protection Regulation (“GDPR”), a European Union-wide framework that sets out rules relating to the protection of personal data being processed in, or outside, the EU.

In Australia, Gold Fields’ data practices must comply with the Privacy Act 1988 (Cth) (“Australian Privacy Act”) and state-based surveillance laws. The Australian Privacy Act regulates the way an individual’s personal information is handled. Under the Australian Privacy Act, there is a mandatory scheme requiring entities to report data breaches to the Office of the Australian Information Commissioner (“OAIC”) and affected individuals if the breach is likely to result in serious harm to an individual whose personal information is involved. In 2019, the Commonwealth Attorney-General and Minister for Communications in Australia announced plans to amend the Australian Privacy Act to provide a new regime of increased penalties for privacy breaches and giving the OAIC greater enforcement powers. In October 2020, the Australian Government requested public feedback on various privacy issues. After reviewing the input received, the Australian Government prepared a discussion paper outlining possible reform options in 2021 and requested public feedback by January 2022. These proposed amendments have not yet been enacted.

South Africa’s data protection legislation, the Protection of Personal Information Act, 2013 (“POPIA”), requires the processing of all personal information to conform with POPIA’s provisions.

The mining sector has historically and may in the future continue to experience confidentiality breaches, and failure to comply with data protection legislation, such as the GDPR, the Australian Privacy Act or POPIA may lead to public and private censure, regulatory penalties, fines and/or imprisonment, depending on the severity of the infraction, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields faces continued geotechnical challenges, which could adversely impact its production and profitability.

Gold Fields and the mining industry are facing continued geotechnical challenges due to ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground deposits. This leads to higher pit walls, more complex underground environments, increased exposure to geotechnical instability, and increased propensity for seismic damage and hydrological impacts. As Gold Fields’ operations are maturing, the open pits at many of its sites are getting deeper and it has experienced certain geotechnical failures at some of its mines.

For Gold Fields’ open pit operations, no assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides and pit wall failures, which could result in potential ore loss and/or prevent or limit pit access, will not occur in the future or that such events will be detected in advance. Further, Gold Fields’ underground operations are also maturing, and mining is at deeper levels which may be more prone to seismicity. This is of particular concern at South Deep and the Wallaby underground operation at Granny Smith. Gold Fields had 36 damaging seismic events in 2021, compared to 18 damaging seismic events in 2020. South Deep accounted for 32 of these seismic incidents. For the six months ended 30 June 2022, Gold Fields’ experienced ten damaging seismic events at its underground mines, resulting in damage to ground support and rock mass. All of Gold Fields’ operations now have stress related (squeezing ground or seismicity) mining issues. Gold Fields endeavours to use industry best practices in seismological monitoring and analysis in addition to the use of dynamic capable ground support in these operations. However, in Gold Fields’ underground operations, no assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as mine seismicity and inrushes, will not occur in the future or that such events will be detected in advance.

Gold Fields has appointed external geotechnical review boards (the “Geotechnical Review Boards”) to help implement industry best practice geotechnical design, monitoring, mine design, extraction sequencing, and ground support implementation, specifically at Cerro Corona, South Deep and the Wallaby mine at Granny Smith. Gold Fields also cannot guarantee that any recommendations by the Geotechnical Review Boards will be implemented effectively or that the ongoing monitoring of Gold Fields’ mines will not be interrupted. Geotechnical instabilities and mine induced seismicity can be difficult to predict and are often affected by risks and hazards outside of Gold Fields’ control, such as severe weather and rainfall, which may lead to periodic floods, mudslides, and wall instability, which may result in slippage of material with respect to geotechnical conditions and, in relation to seismicity, the regional extraction rate or mining on the same geological structure as the neighbouring mine, which may lead to higher than anticipated seismic activity, which may result in damage to infrastructure and prevent access to the affected mining areas.

Geotechnical failures and seismic activity could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could have a material adverse impact on Gold Fields’ reputation, business, operating results and financial condition.

The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Gold Fields’ ability to secure financing.

In 2017, Standard & Poor’s and Fitch downgraded South Africa’s sovereign credit rating to non-investment grade due to weak economic growth and a deterioration in public finances. In 2020, Moody’s followed suit and downgraded South Africa’s sovereign credit rating to sub-investment grade due to weak growth and a rise in government debt. South Africa’s current sovereign credit ratings are BB- (stable outlook), Ba2 (negative outlook) and BB- (stable outlook) from Standard & Poor’s, Moody’s and Fitch, respectively.

The continued status of South Africa’s sovereign credit rating as non-investment grade by Standard & Poor’s, Moody’s or Fitch Ratings may adversely affect the South African gold mining industry and Gold Fields’ business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. The downgrades of South Africa’s sovereign credit rating could also have a material adverse effect on the South African economy as many pension funds and other large investors are required by internal rules to sell bonds once two separate agencies rate them as non-investment grade. Any such negative impact on the South African economy may adversely affect the South African gold mining industry and Gold Fields’ business, operating results and financial condition.

The failure to modernise operations may have a material adverse effect on Gold Fields’ business.

Gold Fields’ business is increasingly dependent on its ability to modernise its operations, including operating models, safer vehicles, IT systems and digital technology. Improvements to these systems are necessary for Gold Fields to increase its Resource to Reserve conversion, improve productivity and efficiency, reduce costs, decrease power consumption, improve safety and reduce environmental impact, among other things.

Modernisation of its operations require Gold Fields to adopt new technologies, new organisational structures and new skills. It also requires Gold Fields to manage its technology development and costs. Among other things, Gold Fields will likely have to form partnerships with original equipment manufacturers over whom Gold Fields does not have operational control.

Implementation of new technologies and systems is capital intensive and there is no guarantee that the use of new technologies and systems will deliver the intended benefits. Initiatives to modernise Gold Fields’ operations may cause operational disruptions, IT failures, safety system failures, increased costs, lower productivity and other challenges.

Gold Fields’ competitors are also undertaking modernisation initiatives which may result in it becoming more difficult for Gold Fields to compete if it fails to update its operations. Failure to modernise its operations may also make it more difficult for Gold Fields to effectively convert Resources to Reserves, reduce costs and attract employees with critical skills. This may also have negative effects on the reputation of Gold Fields.

Any of the above could have a material adverse effect on Gold Fields’ business, operating results or financial condition.

Gold Fields may suffer material adverse consequences as a result of its reliance on outside contractors to conduct some of its operations.

A portion of Gold Fields’ operations in South Africa, Australia and Peru are currently conducted by outside contractors, and in Ghana, Gold Fields relies on contract mining at the Damang and Tarkwa mines. Gold Fields’ operations at sites utilising contractors or contract mining are subject to a number of risks, some that are outside Gold Fields’ control, including contract risk, execution risk, dispute and litigation risk, regulatory risk and labour risk, which could result in additional costs and liabilities.

For example, in December 2019, Gold Fields terminated its contract with BCM Ghana Limited (“BCM”) in respect of mining services at the Damang mine, and the termination became the subject of a dispute between BCM and Gold Fields. Under the terms of its agreement with BCM, Gold Fields was expected to purchase certain fleet and inventory from BCM. As at 31 December 2020, a total of USD39.5 million was recognised in trade and other payables of which USD29.4 million related to the mining equipment Gold Fields was expected to purchase from BCM with corresponding entry recognised in the financial statements as held for sale. As at 31 December 2021, the amount recognised in trade and other payables was USD10.2 million in line with Gold Fields’ assessment of potential liability in respect of the dispute. The USD29.4 million held for sale asset and related payable was de-recognised in the 31 December 2021 financial statements. See “Annual Financial Report - Notes to the consolidated financial statements - Note 27.1 Trade and other payables”, which is incorporated by reference herein. As a result, to continue mining operations at Damang, Gold Fields had to hire third party mining equipment at a cost of approximately USD18 million for use by the new mining contractor. The

BCM dispute may result in protracted litigation. Gold Fields could incur significant costs as a result of such potential litigation. Gold Fields has initiated arbitration proceedings at the Ghana Arbitration Centre. The dispute is ongoing following the appointment of arbitrators after the conclusion of the preliminary processes and the outcome of the dispute remains uncertain.

In 2022, new provisions applicable to labour outsourcing were introduced in Peru. These provisions prohibited the outsourcing of core business activities, when executed with displacement and on a permanent basis. The outsourcing of non-core activities, and core activities with no displacement and on an occasional basis, remain permissible. Gold Fields filed a court application to declare such provisions inapplicable to it, as well as a complaint against the Peru Ministry of Labour challenging the legality and reasonableness of the prohibitions and obligations imposed by the new provisions. There can be no guarantee that Gold Fields’ challenges will be successful.

Mining contractors are also vulnerable to issues relating to commerciality, liquidity and solvency, which may result in mining operators such as Gold Fields providing additional financial support to mining contractors. Such issues may be particularly acute in volatile macroeconomic or hyperinflationary environments. For example, in February 2020, Gold Fields approved an advance payment, recoverable over 36 months (which was extended in 2021 to 60 months), of approximately USD68.0 million (of which USD41.1 million has been accounted as an expected credit loss adjustment in Gold Fields’ consolidated financial statements) to one of the mining contractors at its operations in Ghana for the purchase of mining equipment. In addition, USD13.6 million was advanced to one of the mining contractors which is recoverable over 12 months (short-term) mainly from monthly progress claims. However, the local mining contractors in Ghana continue to experience financial difficulties. In addition to being significantly less expensive than owner mining, the current contract mining model is still preferred to owner mining in Ghana due to a number of factors, including the large capital outlay for fleet replacement as well as the labour inflexibility and liabilities associated with owner mining. While Gold Fields has taken steps to implement a comprehensive strategy establishing contract mining sustainability in its West Africa operations, including signing an amended mining contract with a mining contractor incorporating additional financial safeguards, there is no guarantee that such measures will be successful. In addition, inflation began to increase significantly in the countries in which Gold Fields operates in the latter half of 2021 and into 2022, further resulting in out of contract requests for support from affected contractors, including in Gold Fields’ Australian operations.

The occurrence, or prolonged continuation, of one or more of these risks could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Theft of gold and copper bearing materials and production inputs, as well as illegal and artisanal mining, occur on some of Gold Fields’ properties, are difficult to control, can disrupt Gold Fields’ business and can expose Gold Fields to liability.

A number of Gold Fields’ properties have experienced illegal and artisanal mining activities and theft of gold and copper bearing materials and copper cables (which may be by employees or third parties). These activities could lead to future interference with Gold Fields’ operations and result in conflict situations that present a security threat to human life and property. Following an armed robbery at South Deep in 2019, extensive work has been done to upgrade the mine’s access and perimeter security to ensure that critical infrastructure is adequately protected. As perimeter security processes are strengthened, criminals are turning to more sophisticated means to commit crime.

Illegal and artisanal mining is associated with a number of negative impacts, including environmental degradation and human rights abuse. Effective local government administration is often lacking in the locations where illegal and artisanal miners operate because of rapid population growth and the lack of functioning structures which can create a complex and unstable social environment. In Ghana, the government lifted its ban on small scale mining in 2018. The ban was imposed at the beginning of 2017 in an attempt to regularise the small-scale mining sub-sector. The government also indicated its intention to withdraw military personnel who were deployed to mining concessions to provide security and help prevent encroachment by illegal miners. To fill the void that would be created by the absence of the military, the Ghanaian Chamber of Mines (the Chamber) is negotiating a security agreement with the Ghana Police Service, on behalf of its members. The security agreement is expected to be signed in the latter half of 2022.

The activities of illegal and artisanal miners could lead to depletion of Mineral Reserves, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations as well as causing possible operational disruption, project delays, disputes with illegal miners and communities, pollution, damage to property, personal injury or death. It is possible that mine owners may be held responsible for the actions of such illegal miners or for any damages, injuries or fatalities that occur due to their actions.

Furthermore, the environmental, social, safety and health impacts of illegal and artisanal mining are frequently attributed to formal mining activities, and it is often assumed that illegal and artisanal-mined gold is channelled through large-scale mining operators. These misconceptions negatively impact the reputation of Gold Fields and of the industry. The occurrence of any of these events could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

HIV/AIDS, tuberculosis and the spread of contagious diseases pose risks to Gold Fields in terms of lost productivity and increased costs.

The prevalence of HIV/AIDS in South Africa poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. Compounding this are the concomitant infections, such as tuberculosis, that can accompany AIDS, particularly at the end stages, and cause additional healthcare-related costs. Further, certain underlying health conditions including conditions which compromise the immune system, such as HIV/AIDS, have worsened the outcomes among the individuals infected with COVID-19. See “- The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition”.

If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce, this may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

2.	Risks related to environmental, social and corporate governance

Mining companies are increasingly expected to provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and impact our “social licence to operate”, which could adversely impact Gold Fields’ business, operating results and financial condition.

Gold Fields, like many mining companies, faces increasing pressure over the “social licence to operate”, meaning the acceptance by local stakeholders of a company and its activities. While formal permission to operate is ultimately controlled by host governments, many mining activities require social permission from host communities and influential stakeholders to carry out operations effectively, sustainably and profitably.

There is increasing pressure to demonstrate that, while a satisfactory return on investment for shareholders is sought, the environment, human rights and other key sustainability issues must be responsibly managed (including through supply chains) and stakeholders, such as employees and contractors, host communities and the governments of the countries in which they operate, also benefit from their commercial activities. There is also increasing action by members of the general financial and investment communities, such as asset managers, sovereign wealth funds, public pension funds, universities, civil society and other groups, to promote improvements in environment, social and governance (“ESG”) performance by us and others.

The potential consequences of these pressures and the adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit or are perceived to not be responsibly managing other sustainability issues may result in additional operating costs, higher capital expenditures, reputational damage, active stakeholder opposition (possibly resulting in delays, disruptions and stoppages), allegations of human rights abuses, legal suits, regulatory intervention and investor withdrawal.

In order to maintain its social licence to operate, Gold Fields may need to design or redesign parts of its mining operations to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, by changing planned capital expenditures or by relocating the affected people to an agreed location. Anti-mining sentiments in some of the communities in which Gold Fields operates have been exacerbated by factors such as high unemployment and violent crime rates, land acquisition and involuntary resettlement, artisanal and small-scale mining, rights of indigenous peoples and respect for cultural heritage, government service delivery failure, environmental incidents and blasting incidents. If any of our operations are halted or projects delayed as a result of Gold Fields failing to attain and maintain community support, or due to any other community-related disruptions, including the impact from the COVID-19 pandemic, such operations or projects could decrease in value or we may be unable to maintain our operations or bring such projects into production.

Responsive measures may require Gold Fields to take costly and time-consuming remedial measures, including providing compensation for land and contributing to the restoration of livelihoods of those impacted. In addition, Gold Fields is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. To this end, the Social and Labour Plan (“SLP”) provisions of our mining rights must take into account local economic development, among other obligations. See “- Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute - South Africa”. Gold Fields also undertakes social and economic development spending in Australia, Chile, Ghana and Peru, either voluntarily and/or as a condition of its mining rights. In addition, as Gold Fields has a long history of mining operations in certain regions or has purchased operations which have a long history, issues may arise regarding historical, as well as potential future environmental or health impacts in those areas.

The cost of measures and other issues relating to the sustainable development of mining operations has placed significant demands on our resources and could increase capital and operating costs and have a material adverse impact on Gold Fields’ reputation, business, operating results and financial condition.

Gold Fields’ operations are subject to extensive environmental, health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

Gold Fields’ operations are subject to extensive environmental, health and safety laws, regulations, permitting requirements and standards. These regulations oversee, among other things, the protection of the environment, pollution, water management, waste disposal, occupational health and safety, including mine safety, toxic substances, the management and sustainable closure of operations, and protection of endangered and other special status species.

In addition to compliance with local laws and regulations, our operations are also increasingly subject to stakeholder expectations concerning the application of stringent internationally recognised environmental, health and safety and social standards and benchmarks. Such standards include the ICMM Mining Principles, Position Standards and Performance Expectations, World Gold Council (“WGC”) the Responsible Gold Mining Principles, IFC Performance Standards and other World Bank guidelines. The application of such standards could impose significant compliance costs on the Company. Certain financial institutions from whom the Company borrows money may also require compliance with any of these standards the subsequent deviation from which could prevent or adversely affect our financial condition, existing financing arrangements and ability to secure future financing.

The environmental and health and safety laws and regulations applicable to Gold Fields impose significant compliance costs and subject the Company to enforcement actions and potential litigation.

Compliance Costs

Gold Fields has incurred and may in the future incur significant costs to comply with environmental, social, health and safety requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the manner in which they are applied. For example, Gold Fields is required to secure estimated mine closure liabilities. As of 30 June 2022, Gold Fields’ total gross mine closure liability was approximately USD510.5 million. The funding methods used to make provision for the required portion of these mine closure cost liabilities, in accordance with in-country legislation, are as follows:

•	South Africa: contributions to environmental trust funds and guarantees;

•	Ghana: reclamation bonds underwritten by banks, and restricted cash;

•

Australia: while there is an annual levy payable to the state of Western Australia of 1% of the total mine closure liability, this goes into a State-administered fund known as the Mine Rehabilitation Fund, which is used to rehabilitate legacy sites or sites that have been prematurely closed or abandoned. As a consequence, Gold Fields’ Australian operations self-fund all mine closure liabilities; and

•

Peru: based on Peruvian legislation, management expects mine operations to obtain yearly bank guarantee letters that represent a percentage of the total mine closure liability, in order to support compliance with legal obligations related to closure activities (which includes progressive and final closure obligations).

Enforcement Actions

Regulators are increasingly focusing on the enforcement of applicable environmental, health and safety laws and regulations and permitting requirements, including in the jurisdictions where Gold Fields operates. Enforcement actions may cause Gold Fields’ operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Non-renewal or suspension of permits, the inability to secure new permits, or the imposition of additional conditions could eliminate or severely restrict Gold Fields’ ability to conduct its operations.

The DMRE can and does issue, in the ordinary course of its operations, instructions following safety incidents or accidents to partially or completely halt operations at affected mines. It is also Gold Fields’ policy to halt production at its operations when serious incidents occur in order to rectify hazardous situations and, if necessary, retrain workers. In 2021, South Deep recorded one fatality. Additionally, in 2021 South Deep and Cerro Corona recorded two fatalities, and one fatality, respectively, relating to the COVID-19 pandemic. In 2022, St Ives recorded one fatality. In Fiscal 2021, the DMRE issued three section 54 notices (where the mine has to stop operations) and one section 55 notice relating to transgressions of the Mine and Health and Safety Act, 1996 (“MHSA”). Although no penalties or fines were imposed, there is no guarantee that this will be the case in the event of any future section 54 notices. In the six months ended 30 June 2022, following an audit from the DMRE, no section 54 notices were issued, with one section 55 notice was raised in respect to MHSA. In addition, there can be no assurance that unions will not take industrial action in response to such incidents which could lead to production losses. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Gold Fields’ business, operating results and financial condition. Such incidents may also negatively affect Gold Fields’ reputation with, among others, employees, unions and regulators.

In Western Australia, the Work Health and Safety Act (“WHS Act”) became operational in 2022, replacing the existing occupational safety legislation with a new regime which imposes more extensive workplace health and safety obligations on Gold Fields’ operations in Western Australia. These obligations include imposing personal responsibility obligations upon officers of companies such as Gold Fields in relation to compliance with health and safety obligations, as well as extensive obligations in relation to the representation and consultation of workers and contractors. Breaches of any such obligations by Gold Fields or its officers may result in criminal liability. The WHS Act also introduced the new offence of industrial manslaughter for workplace fatalities, which may carry significant penalties and fines applicable to individuals and companies.

Litigation

Gold Fields has been, and may in the future also be, subject to litigation and other costs as well as actions by authorities relating to environmental, social, climate change, and health and safety matters, including mine closures, the suspension of operations, legal representation during accident inquiries and prosecution for mining accidents as well as significant penalties and fines for non-compliance. South African legislation grants legal standing to a wide range of interest groups to institute legal proceedings to enforce their environmental rights, which are enforceable against private entities. In the future, Gold Fields may also be subject to litigation in South Africa brought by members of the community affected by environmental-related impacts, as well as non-governmental organisations (“NGOs”) and public bodies. In this regard, recent case law in South Africa has provided a precedent for private prosecution by environmental NGOs for environmental infringements and non-compliance with key environmental legislation. South African legislation also provides for potential director, shareholder and lender liability for environmental damage in certain circumstances. Similarly, legislation in Peru allows for the disqualification and joint liability of directors and majority shareholders for certain environmental damages. Any closure of a mine in violation of an approved mine closure plan is an aggravating factor to the environment contamination crime regulated under article 305 of the Peruvian Criminal Code. Further, contravention of environmental and health and safety laws and regulations may also constitute a criminal offence and result in a fine or imprisonment, or both in addition to administrative penalties.

The principal health risks associated with Gold Fields’ mining operation in South Africa arise from occupational exposure and potential community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and radioactive particles. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases, such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (“COAD”), as well as noise-induced hearing loss (“NIHL”). Employees have sought and may continue to seek compensation for certain illnesses, such as silicosis, from their employer under workers’ compensation legislation and also, at the same time, in civil actions under common law (either as individuals or as a class) as is the case with the silicosis individual and class action lawsuits. Such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Gold Fields’ mines.

In 2014, a consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who had allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application. In 2018, a group of the above South African mining companies, including Gold Fields, concluded a settlement agreement with the attorneys representing claimants in the silicosis and tuberculosis class action litigation (the Settlement Agreement).

Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 31 December 2021, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounted to USD13.1 million (R209.6 million). The nominal value of this provision is USD16.9 million (R269.8 million), however, the ultimate outcome of this matter remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. See “Annual Financial Report - Notes to the consolidated financial statements - Note 35. Contingent liabilities”, which is incorporated by reference herein. The payment of compensation for the claims could have a material adverse effect on Gold Fields’ business, reputation, results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of statutory compensation funds or other funds established and expenditures arising out of its efforts to remediate these matters or to resolve any outstanding claims or other potential action.

As environmental, health and safety laws and regulations are becoming more complex and stringent, Gold Fields may face increased regulatory and stakeholder scrutiny, which may lead to increased capital expenditures and subject Gold Fields to potential enforcement actions and litigation proceedings. Any significant cost increases, potential enforcement actions or litigation relating to environmental, health and safety laws and regulations could have a material adverse effect on Gold Fields’ business, results of operations and financial condition.

Due to the nature of mining and the extensive environmental footprint of the operations, environmental and industrial accidents and pollution may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities.

Gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial and mining accidents. These may include, for example, seismic events, explosions, fires, cave-ins and blockages, flooding, discharges of gases and toxic substances, contamination of water, air or soil resources, radioactivity and other incidents or conditions resulting from mining activities including, among other things, blasting and the transport, storage and handling of hazardous materials. While Gold Fields has not experienced any level 3 (or above) environmental incidents since 2019, there were 7 and 12 level 2 environmental incidents during 2021 and 2020, respectively. In 2018, Gold Fields experienced two level 3 environmental incidents, including in Peru when in December 2018, water containing tailings from the Cerro Corona Tailing Storage Facility (“TSF”) flowed through an authorised diversion pipe to La Hierba creek reaching the Tingo river. The flow to La Hierba creek was stopped three hours after Gold Fields became aware of it and the remediation process, including clean-up of the area, commenced on 17 December 2018. The cleaning process was formally completed on 6 January 2019 and the rest of the remediation works were completed by the end of 2019. The National Water Authority (“ANA”) assessed Gold Fields with fines of approximately USD1.2 million, in connection with this incident. In addition, the Assessment and Environmental Control Agency (“OEFA”) imposed a fine against Gold Fields of approximately USD2.8 million in 2021. Gold Fields has elected to pay the fine in order to avoid any coercive execution measures; however, Gold Fields plans to challenge the fine in court. There is no guarantee, however, that Gold Fields’ challenge will be successful.

The occurrence of any of these hazards or risks could delay or halt production, increase production costs and result in financial and regulatory liability for Gold Fields (including as a result of the occurrence of hazards that took place at operations which were previously owned by Gold Fields), which could have a material adverse effect on Gold Fields’ business, operating results and financial condition. In addition to the occurrence of hazards relating to mining activities, a major transportation incident from bus or aircraft travel involving our management or employees could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change may materially adversely affect Gold Fields’ operations.

Energy is a significant input and cost to Gold Fields’ mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, and increasingly, renewable energy sources. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impact of climate change. Many of these contemplate restricting emissions of greenhouse gases in jurisdictions in which Gold Fields operates.

The South African government introduced a carbon tax under the South African Carbon Tax Act (“South African Carbon Tax Act”) with effect from 1 June 2019.

The South African Carbon Tax is designed to fix liability on the person who conducts an activity in South Africa that results in greenhouse gas emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of “scope 1” greenhouse gas emissions, which result from fuel combustion, industrial processes and fugitive emissions. With respect to South Deep, the applicable greenhouse emitting activities include direct emissions from diesel fired generators and vehicles. The carbon tax for emissions resulting from liquid fuels such as diesel and petrol is included in the fuel tax regime. Consequently, these emissions are excluded from the greenhouse gas emissions on which carbon tax under the South African Carbon Tax is calculated.

Taxpayers must determine emissions in accordance with the reporting methodology approved by the Department of Forestry, Fisheries and the Environment (“DFFE”).

The first phase of the South African Carbon Tax Act applies to scope 1 emissions from 1 June 2019 to 31 December 2025. Under the first phase, for the period 1 January 2022 to 31 December 2022, the carbon tax rate for tax liable entities was R144 per tonne of the carbon dioxide equivalent (“CO2e”) of their net greenhouse gas emissions. However, pursuant to certain allowances under the South African Carbon Tax Act, the effective carbon tax rate will vary from R7 to R54 per tonne of CO2e emitted. Such allowances include a basic tax-free allowance, an increased tax-free threshold for trade exposed sectors, the recognition of emission reduction efforts, an additional allowance for participating in the national carbon budgeting system and the use of carbon offsets against a carbon tax liability. The South African Carbon Tax Act allows mining companies such as Gold Fields to reduce their carbon tax liability by using offset credits up to a maximum of 10% of greenhouse emissions. The rate of carbon tax will increase by the consumer prices index plus 2% per year until December 2025. The South African government indicated that a review of the impact of the carbon tax will be conducted before the second phase of the South African Carbon Tax Act is implemented.

In fiscal 2021, South Deep’s eligible scope 1 emissions were from liquid fuels and the mine had no carbon tax liability beyond that which was included in fuel prices. The carbon tax has not had an impact on the price of electricity. However, should Eskom be required to pass on the cost of the tax from its emissions to customers, electricity tariffs may rise significantly. Further, other commodities that South Deep consumes may see price increases as the tax is passed through the market.

In 2015, the Australian government committed to reduce greenhouse gas emissions by 26 to 28% below 2005 levels by 2030 (the “Target”). In 2017, the Australian government concluded that it was on track to meet the Target through several policies such as the voluntary carbon abatement scheme known as the “Emissions Reduction Fund” and accompanying “Safeguard Mechanism” which compels large emitters to keep their scope 1 emissions below prescribed baselines. This was supplemented in 2019 by the Australian government’s “Climate Solutions Package”, directing further funding towards existing and new initiatives to ensure that Australia meets its 2030 emissions reduction targets. In 2020, the Australian government announced a further A$1.9 billion investment in new and emerging energy technologies, effectively extending the funding for the “Emissions Reduction Fund”. Subsequently, the Australian government reaffirmed that it is on track to meet the Target through additional policies, including a “Future Fuels Package” which encourages businesses to integrate new vehicle technologies; a “Carbon Capture, Use and Storage Development Fund” which supports investment in pilot carbon capture projects; and a “Technology Co-Investment Fund” which supports adoption of new efficient technologies. In 2021, the Australian government committed to reaching net zero emissions by 2050. In addition to this 2050 target, the new Australian government (elected in May 2022) announced additional emissions reductions targets of 43% on 2005 levels by 2030, which will become Australian’s commitment under the Paris Agreement, as part of its “Powering Australian” plan. Ongoing political uncertainty remains regarding future climate change policy and emissions target levels in Australia, including whether a carbon tax may be introduced in the future.

In April 2018, Peru released a climate change framework law seeking collaboration between the government and the private sector, which regulation was approved in 2019 (the Climate Change Framework). The Climate Change Framework is intended to realise Peru’s nationally determined contribution by reducing emissions by up to 30% by 2030. The Climate Change Framework also seeks to meet a 20% carbon reduction goal through the energy, industry, and waste sectors. In July 2020, a climate change committee was established which is expected to work on proposing actions to implement Peru’s goals. Additionally, in October 2020, Peru launched the “National Registry of Mitigation Measures”, a virtual platform to register and monitor greenhouse gas emission reductions and monitor Peru’s compliance under the Paris Agreement, a legally binding international treaty on climate change. Assessments of the potential impact of this and other future climate change regulations are uncertain, given the wide scope of potential regulatory change in countries in which Gold Fields operates.

In addition, a number of other regulatory initiatives are underway in countries in which Gold Fields operates that seek to reduce or limit industrial greenhouse gas emissions. These regulatory initiatives are likely to impact Gold Fields’ operations directly or by affecting the cost of doing business, for example by increasing the costs of its suppliers. Inconsistency of regulations may affect both Gold Fields’ decision to pursue opportunities in certain countries and its costs of operations. Furthermore, additional, new and/or different regulations in this area, such as the imposition of stricter limits than those currently contemplated, could be enacted, all of which could have a material adverse effect on Gold Fields’ business, financial condition, results of operations and prospects.

Gold Fields may not be able to meet its environmental, social and corporate governance targets.

Gold Fields has announced a range of ESG-related targets for 2030 and beyond, including decarbonisation targets to achieve a 50% absolute and 30% net emissions (Scope 1 and 2) reduction against a 2016 baseline and net zero emissions by 2050. Gold Fields cannot guarantee that it will meet all these targets. The climate crisis cannot be addressed by Gold Fields, or any organisation, on its own. Gold Fields’ progress is dependent not only on its own actions but on the governments of its countries of operation, providing clear, early regulatory policy to help drive the change needed to meet its targets as well as the actions of those in Gold Fields’ value chain and wider society. Failure to meet its targets could materially and adversely affect Gold Fields’ business, operating results and financial condition as well as posing reputational and litigation risks.

If Gold Fields loses senior management or is unable to hire and retain sufficient technically skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions or sufficient gender diversity in senior management and Board level positions, its business may be materially adversely affected.

Gold Fields’ ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team and technically skilled employees. However, the mining industry, including Gold Fields, continues to experience a global shortage of qualified senior management and technically skilled employees. In particular, there are shortages of mechanised mining skills in the South African and Australian gold mining industries and a shortage of technically qualified employees in the Peruvian and Chilean gold mining industries. Gold Fields may be unable to hire or retain appropriate senior management, technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than it currently intends in order to do so. Additionally, as a condition of the mining rights at South Deep and in accordance with the employment equity Historically Disadvantaged Persons targets under the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 in South Africa (“2018 Mining Charter”), Gold Fields must ensure that there is sufficient participation among Historically Disadvantaged Persons (including women and employees with disabilities) at the board and all other relevant management levels, and failure to do so could result in fines or the loss or suspension of its mining rights. See “- Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute”. Gold Fields is also required to take proactive steps to achieve an equitable representation of Historically Disadvantaged Persons (including women) at all occupational levels and to report on the extent to which its plan is being achieved. If Gold Fields is not able to hire and retain appropriate management and technically skilled personnel or is unable to obtain sufficient representation of Historically Disadvantaged Persons (including women) at the board level and in management positions or if there are not sufficient succession plans in place, this could have a material adverse effect on its business (including resulting in the imposition of fines and having a negative effect on production levels), operating results and financial position.

Gold Fields may not be able to operate successfully if our employees are not able to perform their jobs in a safe and respectful work environment.

Gold Fields’ success is dependent on the contributions of our workforce. Our ability to achieve our operating goals depends upon our ability to recruit, hire, retain and develop qualified and diverse personnel. We are fundamentally committed to creating and maintaining a physically and psychologically safe work environment in which employees are treated fairly, with dignity, decency, respect and in accordance with all applicable laws. We recognise that bullying, sexual harassment and harassment based on other protected categories, including race, have been prevalent in every industry, including the mining industry. Features of the mining industry, such as being a historically hierarchical and male-dominated culture, create risk factors for harmful workplace behaviour. For example, in 2021, an inquiry was held by the Parliament of Western Australia into the sexual harassment and assault of women in the Western Australian mining industry. Over the course of the inquiry, a large number of submissions were made, resulting in significant adverse media for the industry. In June 2022, the inquiry published its findings, to which the Australian government is expected to respond to in early 2023.

While we do not tolerate discrimination and/or harassment of any kind (including but not limited to sexual orientation, gender identity, race, religion, ethnicity, age, or disability, among others), our policies and processes may not prevent or detect all potential harmful workplace behaviours. We occasionally identify or are apprised of information or allegations that certain employees, affiliates, contractor workers, agents or associated persons may have engaged in harmful behaviours and improper, inappropriate or unlawful conduct, including but not limited to bullying, discrimination and/or harassment. If Gold Fields fails to maintain a safe, respectful and inclusive work environment, it could adversely impact employee attraction, engagement, performance, productivity and retention; result in potential legal claims and/or adverse media and/or otherwise damage the Company’s reputation, which could have a material adverse effect on our business, results of operations and financial condition.

Gold Fields’ operations are subject to water use licences, which could impose significant costs and burdens.

Gold Fields operations are subject to water use licences and regulations that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. Gold Fields is required to comply with these regulations under its permits and licences and any failure to do so could result in the curtailment or halting of production at the affected locations.

In South Africa, Gold Fields continues to use measures to remove underground water to permit the routine safe functioning of South Deep. An amended Water Use Licence was issued to South Deep by the DWS in December 2018. South Deep has implemented a water and environmental management strategy in an effort to satisfy the conditions of its water use licence and other relevant water and environmental regulatory requirements. However, there can be no assurance that Gold Fields will be able to meet all of its water and environmental regulatory requirements, primarily due to the inherent uncertainties related to certain requirements of the legislation, which are subject to ongoing discussions between government and the mining industry through the Minerals Council South Africa (“MCSA”). Any constraint on the water supply to South Deep could result in delays on the ramp-up of that operation.

In Australia, Gold Fields is required to obtain a water licence from the Western Australian Department of Water and Environmental Regulation (“DWER”) to enable both the extraction and discharge of water for its mining activities. A water licence is granted subject to conditions and limitations with which the licence holder must comply. Contravening the conditions of a water licence is an offence and can lead to the licence being cancelled or suspended. A water licence can also be cancelled or suspended in various other circumstances, including where the Minister for Water or the Minister for Environment of Western Australia is of the opinion that the cancellation or suspension is necessary or desirable to protect the water resource or associated environment from unacceptable damage. Gold Fields has obtained the necessary water extraction and discharge licences (or have alternative supply arrangements in place) to support its current operations in Australia, but there remains a risk that these licences will become subject to more onerous conditions in the future or may not continue to meet operational requirements.

In Peru, a water quality discharge standard was introduced, which contained several stringent requirements and mines were given three years to submit their plans for adaption. La Cima’s plan was approved by the authorities in September 2021, which must be implemented within three years of approval. Gold Fields is currently preparing a detailed technical implementation plan based on the proposed plan approved by the regulators. As part of its plan, Gold Fields concluded the detailed engineering for a new water treatment plant for the TSF in order to discharge water to the Tingo river. In addition, Gold Fields is preparing the engineering for the implementation of a low permeability layer in the are of the equipment scale of Cerro Corona. If Gold Fields faces any problems or delays in the implementation of its plan, it may be subject to fines, sanctions and penalties.

While Gold Fields continues to conduct diligence to comply with the water use and water quality discharge standards, there is no guarantee that it will always be compliant. For example, discharge from the water treatment plant at the Tarkwa mine contains salts which are required to be disposed of. In spite of Gold Fields’ efforts to treat the salts, there is no guarantee that an environmental incident will not occur, which could result in fines, penalties and sanctions by the competent authorities. There is no guarantee that Gold Fields will be able to successfully treat these or other issues, which could result in fines, sanctions and penalties from the component authorities. Any failure on Gold Fields’ part to achieve or maintain compliance with the requirements of its water use licences with respect to any of its operations could result in Gold Fields being subject to substantial claims, penalties, fees and expenses; significant delays in operations; or the loss of the relevant water use licence, which could curtail or halt production at the affected operation and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields has experienced and may experience further acid mine drainage related pollution, which may compromise its ability to comply with legislative requirements or result in additional operating or closure cost liabilities.

Acid mine drainage (“AMD”) and acid rock drainage (“ARD”, together with AMD, Acid Drainage or “AD”) is formed when certain sulphide minerals in rocks are exposed to oxidising conditions (such as the presence of oxygen, combined with water). AD can occur under natural conditions or as a result of the sulphide minerals that are encountered and exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings storage facilities. The acidic water that forms usually contains iron and other metals if they are contained in the host rock.

Gold Fields has experienced incidences of AD, and the risk of potential short-term and long-term AD issues, specifically at the Cerro Corona, South Deep and St. Ives mines, with immaterial levels of surface AD generation also occurring at other operations. As a result, Gold Fields has investigated technical solutions to manage AD impacts, while updating the relevant regulatory authorities on its progress. Despite undertaking such measures, it is difficult to predict the total impact that the AD-related issues may have on the Group and there can be no assurance that Gold Fields will be successful in preventing or managing long-term potential AD issues at its operations.

Gold Fields’ mine closure cost estimate (namely environmental rehabilitation cost provisions) for fiscal 2021 contains those aspects of AD management (namely tailings facilities, waste rock dumps, ore stockpiles and other surface infrastructure), which management has been able to reliably estimate. However, there could be no guarantee that Gold Fields’ current cost estimate, including the cost of AD treatment and other types of post-closure water treatment, reflects all relevant factors and, as such, the actual closure costs may be higher.

No adjustment for any effects on the Company that may result from potentially material (mainly post-closure) AD impacts at Cerro Corona, South Deep and St. Ives, has been made in the consolidated financial statements, other than through the Group’s normal environmental rehabilitation cost provisions.

The existence of material long-term AD issues at any of Gold Fields’ operations could cause it to fail to comply with its water use licence requirements and could expose Gold Fields to fines, additional operating costs and other liabilities. In certain areas where Gold Fields operates, AD could also cause scarcity of water which can affect the continued process of mining and cause production curtailment and mine closures, any of which could have a material adverse effect on Gold Fields’ business, production, operating results and financial condition.

Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold Fields’ operations and profits.

In fiscal 2021, 12%, 34%, 44% and 10% of Gold Fields’ gold-equivalent production was in South Africa, Ghana, Australia and Peru, respectively. In the first half of 2022, Gold Fields also continued construction on the Salares Norte project in Chile. Changes or instability in the economic, political or social environment in any of these countries or in neighbouring countries could affect investment in Gold Fields.

High levels of unemployment, particularly among the youth, and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues and deterrents to foreign investment. The volatile and uncertain labour and political environments, which severely impacts the local economy and investor confidence, has led, and may lead, to further downgrades in national credit ratings, making investment more expensive and difficult to secure. See “—Gold Fields’ operations and profits have been and may continue to be adversely affected by union activity and new and existing labour laws” and “- The continued status of South

Africa’s credit rating as non-investment grade may have an adverse effect on Gold Fields’ ability to secure financing”. This may restrict Gold Fields’ future access to international financing and could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Furthermore, while the South African government has stated that it does not intend to nationalise mining assets or mining companies, certain political parties have stated publicly and in the media that the government should embark on a programme of nationalisation. Any threats of, or actual proceedings to, nationalise any of Gold Fields’ assets, could halt or curtail operations, resulting in a material adverse effect on Gold Fields’ business, operating results and financial condition and could cause the value of Gold Fields’ securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.

Following a general election in 2019, Cyril Ramaphosa was re-elected as President of South Africa. In 2022, Australia held a federal election which resulted in the election of a new government, led by Prime Minister Anthony Albanese. Western Australia held state elections in 2021, and the WA Labor Party (led by State Premier Mark McGowan) was re-elected for a second term. In Ghana, following a general election, Nana Akufo-Addo was re-elected for a second four-year term as president in 2020. In 2021, Peru held a general election and Pedro Castillo was elected President for a five-year term. Chile also held general elections in 2021, and Gabriel Boric was elected as President for a four-year term. It is not certain what, if any, political, economic or social impacts the newly elected, appointed or re-elected governments will have on South Africa, Australia, Chile, Peru or Ghana, respectively, or on Gold Fields specifically.

Peru’s local authorities (the regional governor, the provincial mayor and the district mayor) have previously expressed concern regarding the lack of clean and values-based mining within their communities and the new central government of Peru has expressed concern that social instability has increased in the surrounding communities in Cerro Corona. In addition, engagement with community stakeholders, including in Peru and South Africa, can pose challenges to local management and any inability to properly manage these relationships may have a negative impact on our production or associated costs. There is also the potential for social instability, protests or organised criminal activity in the communities near Gold Fields’ South Deep, Cerro Corona, Damang and Tarkwa mines relating to, among other things, community investment, unemployment, environmental concerns, service delivery by local government or other issues.

In addition, several parts of Chile, including Santiago, experienced extended civil unrest between late 2019 and early 2020. Further smaller scale protests occurred in the lead up to Chile’s constitutional referendum in October 2020, when voters elected to form a constitutional convention to rewrite Chile’s constitution. The new constitution was put to voters on 4 September 2022 and was rejected. As Gold Fields commenced construction on the Salares Norte project in Chile, any unrest, or any unforeseen or unfavourable changes stemming from the new constitution, may delay or halt such construction which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

In addition, economic and political instability in regions outside of the jurisdictions where Gold Fields operates and geopolitical events, such as the invasion of Ukraine by Russia, may result in unavoidable uncertainties and events. These uncertainties and events could negatively affect costs of business, cause volatility in commodity prices, currency exchange rates, interest rates and worldwide political, regulatory, economic or market conditions. They could also cause instability in political institutions, regulatory agencies and financial markets.

Occurrence of any of the above-mentioned developments could result in Gold Fields experiencing opposition or disruptions in connection with any of its operations. Such opposition or disruptions to any of Gold Fields’ operations, in particular, if it has an adverse impact or costs or causes any stoppages (including as a result of any protests aimed at government and other mining operations that affect operations) could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Due to ageing infrastructure at our operations, unplanned breakdowns and stoppages may result in production delays, increased costs and industrial accidents.

Once shafts or processing plants reach the end of their planned lifespan and begin operating under extended life of mine conditions, additional maintenance, condition monitoring and care is required. The infrastructure in all of our operating regions fall into this category. Although Gold Fields has comprehensive strategies in place to address these issues, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

The effects of the regional cessation of dewatering may have a material adverse effect on Gold Fields’ South Deep operation.

On 31 August 2016, Sibanye Stillwater Limited (formerly Sibanye Gold Limited) announced that it would be closing its Ezulwini (Cooke 4) shaft. As a part of this process, Sibanye-Stillwater filed an application for closure and the cessation of dewatering from the mine with the DMRE. There have been various iterations of Sibanye-Stillwater’s application since 2017, with the most recent submission for authorisation to the DMRE made in September 2019 to which Gold Fields has objected. On 3 December 2020, the DMRE refused the application for closure and the cessation of dewatering from the mine.

Concurrently, in 2019, Sibanye-Stillwater, through its subsidiary, Ezulwini Mining Company (Pty) Ltd, brought an application in a South African court against seven respondents, including South Deep, in relation to the cessation of dewatering from Ezulwini (Cooke 4). Gold Fields opposed this application and filed a counter application seeking to ensure that Ezulwini remains responsible for the pumping and dewatering of Ezulwini (Cooke 4) water until the DMRE has issued a closure certificate (or until such longer period as required by statute). In 2021, the South African court decided against Ezulwini on the counter application, requiring it to continue to operate Ezulwini (Cooke 4) until the DMRE has issued a closure certificate or such longer period as provided for under section 24R of the NEMA. Ezulwini applied for leave to appeal the judgement which was granted by the Supreme Court of Appeal of South Africa (“SCA”) on 15 March 2021, and a hearing is expected before the SCA in 2022

Furthermore, in early 2020, a subsidiary of Sibanye-Stillwater, Rand Uranium, submitted a basic environmental assessment process to the DMRE for the closure of the Cooke 3, 2 and 1 shafts, to which Gold Fields filed an objection. In 2021, the DMRE granted the environmental authorisation to Rand Uranium, which makes provision for the rewatering of the Cooke 3, 2 and 1 shafts. Gold Fields appealed the DMRE’s decision on 26 January 2022, and an expert to deal with the appeal was appointed by the DFFE in June 2022. The outcomes of Ezulwini’s and Rand Uranium’s applications remain uncertain, and therefore any related post closer water liability remains a contingent liability.

To the extent Sibanye-Stillwater, or any of its subsidiaries, is ultimately successful on any of these applications, claims or appeals, the closure of the Ezulwini (Cooke 4) shafts, the cessation of pumping and/or the rewatering of Ezulwini (Cooke 4) could result in an increased risk of fluid induced seismicity to South Deep posing a risk to the mine’s safety, which may, in turn, have a material adverse effect on Gold Fields’ business, operating results and financial condition.

The failure of a tailings storage facility could negatively impact Gold Fields’ business, reputation and results of operations.

Mining companies face inherent risks in their operation of tailings storage facilities. Tailings storage facilities are structures designed and managed to contain fine mining waste, known as tailings. Tailings are a by-product of mining, consisting of the processed rock or soil left over from separating the commodities of value from the rock or soil within which they occur. However, the use of tailings storage facilities exposes Gold Fields to certain risks that could be detrimental to operations, the environment, public health or safety that may arise from some present process or future event. Tailings storage facilities designed as upstream raised facilities may present greater risk, particularly where the facility is located in a high seasonal rainfall area and an area of high seismic activity. When tailings storage facilities fail, the consequences can be catastrophic for communities, local economies and the surrounding environment. Such an example is the catastrophic failure of a tailings storage facility at the Corrego do Feijão mine in Brumadinho, Brazil, on 25 January 2019, which resulted in the immediate stoppage of that company’s mining operations pursuant to an order by government authorities. The occurrence of a dam failure at one of Gold Fields’ tailings storage facilities could also lead to the loss of human life and/or extensive property and permanent environmental damage, leading to the need for a large expenditure on contingencies and on recovering the regions and people affected and the payment of penalties, fines or other monetary damages.

Tailings facilities are in a near-constant state of change; from initial construction, during operations and until closure. This presents a significant challenge in reviewing and assessing their safety, requiring a multi-faceted programme with multiple levels of safety assessment in order to be effective Gold Fields maintains measures to manage its dams’ safety, including compliance with the International Council on Mining and Metals’ Tailings Governance Position Statement, adoption of new safety measures such as the planned implementation of dry (filtered) tailings processes at its Salares Norte project, and undertakes routine reviews by independent international consulting companies. However, Gold Fields cannot guarantee the effectiveness of its designs, construction quality or regular monitoring throughout its operations or that these measures will prevent the failure of one or more of its tailings storage facilities or that such potential failure will be detected in advance. Gold Fields also cannot guarantee that its operating partners maintain similar safety precautions or monitoring systems on their tailings storage facilities. For example, Gold Fields is working with Lepanto Mining on the Far Southeast project in the Philippines, which operates a tailings storage facility located in a region with high seismic activity and frequent typhoons. As a result, there is no assurance that the safety measures implemented will prevent the failure of the tailings storage facility embankment.

The failure of a dam at a tailings storage facility could lead to multiple legal proceedings and investigations, which could include securities class actions, criminal proceedings and public civil actions (against the company and/or individuals) for significant amounts of damages. Furthermore, the elimination of the “conventional” practice of storing wet tailings (e.g. alternatively “dry” stacking of filtered tailings and compacting the tailings) could require the research, development and deployment of new technologies, which could lead to additional large expenditures. As a result of the recent dam failures or as a result of future dam failures, additional environmental, health and safety laws and regulations may be forthcoming globally, including in jurisdictions where Gold Fields operates, which may ban or curtail any storage of wet tailings or the construction or use of upstream tailings storage facilities. In addition, changes in industry standards, laws and regulations may impose more stringent conditions in connection with the licensing process of projects and operations and increased criminal and civil liability for companies, officers and contractors. For example, on 5 August 2020, the ICMM, the United Nations Environment Programme (“UNEP”) and the Principles for Responsible Investment (“PRI”) established an international tailings standard, the Global Industry Standard on Tailing Management (“GISTM”). While Gold Fields has committed to being fully compliant to the GISTM by 2023 for priority facilities, there is no guarantee that Gold Fields will achieve full compliance in this timeframe, or at all.

The occurrence of any of the above mentioned such risks could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Climate change may present physical risks to Gold Fields’ operations.

Gold Fields’ operations could be exposed to a number of physical risks posed by climate change, such as changes in rainfall, rising sea levels, reduced water availability, higher temperatures and more frequent extreme weather events. Events or conditions such as fires, flooding or inadequate water supplies could disrupt our mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages, damage property or equipment and increase health and safety risks. Such events or conditions could have other adverse effects on our workforce and on the communities around our mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease. Each of these potential physical impacts of climate change could disrupt Gold Fields’ operations and have a materially adverse effect on its business, operating results and financial condition.

Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal cultural heritage sites, which could impose significant costs and burdens.

Native title and Aboriginal cultural heritage legislation aims to protect the claims, determined rights and cultural heritage sites of Aboriginal and Torres Strait Islander people in relation to land and waters throughout Australia in certain circumstances. To the extent that agreements are not already in place, native title claims (including any subsequent determinations of such claims) could require costly negotiations with the registered claimants or native title holders and could have implications for Gold Fields’ access to or use of its tenements and, as a result, have a material adverse effect on Gold Fields’ business, operating results and financial condition. Similarly, there are risks that Gold Fields’ exploration and mining activities could be delayed or prevented due to the presence or potential presence of Aboriginal cultural heritage sites.

Furthermore, if Aboriginal cultural heritage sites are damaged or materially altered as a result of current or future operations, Gold Fields could be subject to criminal and/or civil penalties under relevant legislation and may suffer reputational damage. In 2020, despite having certain authorisations under the relevant legislation, a mining company operating in Western Australia was subject to a federal inquiry after an Aboriginal cultural heritage site was destroyed on their mining tenure, which also resulted in a significant adverse reaction from the community and the company’s shareholders and led to extensive reputational damage. Subsequently, an inquiry has recommended the replacement or supplementing of Western Australia’s existing Aboriginal Heritage Act (“AHA”), by overarching Commonwealth legislation, and a moratorium on certain approvals issued under the AHA. Neither of those recommendations have been actioned.

In the meantime, in 2021, the Western Australian Government passed legislation which, will replace the AHA in its entirety. The legislation will significantly increase the consultation, engagement and authorisation obligations of mining companies, and impose higher financial penalties for offences involving interference with relevant sites or objects, all of which could have a material adverse effect on Gold Fields’ business, operating results and/or financial condition.

Compensation may be payable to native title holders in respect of Gold Fields’ Australian operations.

The Native Title Act 1993 (Cth) allows native title holders (i.e. Aboriginal and Torres Strait Islander people who have secured a determination of native title) to seek compensation for any extinguishment or impairment of their native title rights and interests which occurred following the commencement of the Racial Discrimination Act (1975) (Cth). The Commonwealth of Australia, its states and territories are generally responsible for any native title compensation for acts (such as the granting of land and mining tenure) attributable to them. However, this liability may be passed on to third parties (including the holders and former holders of mining tenure) either contractually or by legislation.

A number of compensation claims in various states and territories across Australia have resulted following the High Court’s decision in 2019 to award compensation of approximately A$2.5 million to native title holders in Timber Creek in the Northern Territory (“Timber Creek Decision”). However, the Timber Creek Decision did not address how compensation was to be assessed where the impact on native title is caused by interests (such as mining leases) which impair native title rights without extinguishing them.

With respect to the lands related to Gold Fields’ mines, native title has been recognised in part or in whole over the St. Ives, Gruyere and Agnew mines. Consequently, the native title holders for each of these areas are entitled to commence compensation claims (to the extent that such rights have not been waived). Accordingly, in June 2020, the Tjiwarl People, who have native title claims over part of the lands upon which the Agnew mine is situated, brought two compensation claims against the state of Western Australia for damage and loss of access to land (“Tjiwarl Claims”). Unlike the Timber Creek Decision, this claim (if not settled by the parties) may address issues such as the “pass on” provisions contained in the Mining Act 1978 (WA) (through which the State of Western Australia seeks to pass on any compensation liability to mining tenure holders), and the assessment of compensation payable in relation to the grant of resources interests. Gold Fields has joined as a party to the proceedings to preserve the ability to participate to the extent its interests are potentially impacted, but the state of Western Australia may seek to apply to remove Gold Fields as a party if it finds that Gold Fields does not have sufficient interest to justify its participation. Furthermore, in 2020, some members of the broader Yilka and Sullivan Edwards group commenced a native title compensation claim in the Federal Court, although it is anticipated that the claim will likely be dismissed or withdrawn.

Aside from the Tjiwarl People and the Yilka and Sullivan Edwards group, the remaining determined native title holders have not yet commenced compensation claims, but there is a reasonable prospect that they will occur in the future. Similarly, if the native title claims that are currently progressing through the determination process in the Federal Court in relation to the Granny Smith mine and part of the St. Ives mine are determined, or if further claims are made over areas that are yet undetermined (for example over part of the Agnew operations), and those claimants achieve a determination of their native title rights, those native title holders would obtain a right to commence a compensation claim.

To the extent that it is ultimately determined that the compensation liability of the State of Western Australia may be passed on to Gold Fields as a holder (or former holder) of mining tenure in a determined native title claim area, and Gold Fields does not have the benefit or a release from liability in any contractual agreement, Gold Fields may be liable for any native title compensation determined in relation to those tenements. However, until a sufficient body of compensation claims have worked their way through the Australian courts, the allocation, quantum and timing of this liability will remain uncertain. Gold Fields is monitoring this issue and the various compensation claims being brought by native title holders, including the Tjiwarl Claims, and will assess any potential risks associated as the claims are resolved in the various courts.

3.	Legal, regulatory and compliance risk factors

Gold Fields is subject to various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on Gold Fields’ operations and profits.

In recent years, governments (often with support from communities, NGOs and/or trade unions) in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. Such resource nationalism, whether in the form of cost imposts, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation, could impact the global mining industry and Gold Fields’ business, operating results and financial condition.

In South Africa, The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the “Royalty Act”) imposes a royalty on refined and unrefined minerals payable to the South African government.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing EBIT by the product of 12.5 times gross sales in respect of refined mineral resources calculated as a percentage, plus an additional 0.5% EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue has been introduced for refined minerals. Gold Fields currently pays a royalty based on the refined minerals royalty calculation as applied to its gross revenue.

Under South African tax legislation, gold mining companies and non-gold mining companies are subject to corporate income tax at different rates. The corporate income tax rate for non-gold mining companies of 28% will be reduced to 27% for years of assessment ending on or after 31 March 2023. The corporate tax rate for a gold mining company is determined according to a formula which is affected by the profitability of the applicable mining operation. Accordingly, depending on the profitability of mining operations in South Africa, the effective tax rate can be significantly different from year to year.

The MPRDA provides a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the holder to own the land on which it conducts operations. Once a mining right is granted, a landowner cannot refuse a lawful mining right holder the right to conduct its mining operations. In addition, the landowner is only entitled to compensation for loss or damage from the mining right holder for the use of the land for mining operations conducted in terms of the MPRDA.

In 2017, the African National Congress (“ANC”) resolved to pursue a policy of expropriating land without compensation, provided, among other things, that such expropriation does not undermine economic growth and job creation. This policy resulted in the publication of the draft South African Constitution Eighteenth Amendment Bill (“Draft Constitution Eighteenth Amendment Bill”) in 2019, which introduced legislation to amend section 25 of South Africa’s Constitution to enable the state to expropriate land in the public interest without compensation. The necessary approvals were ultimately not obtained and consequently, the Draft Constitution Eighteenth Amendment Bill was not adopted.

In 2019, prior to the introduction of the Draft Constitution Eighteenth Amendment Bill, a draft expropriation bill (“Draft Expropriation Bill”) was published for public comment by the South African Minister for Public Works (“Minister for Public Works”), which would allow the state to expropriate land without compensation where doing so would be for a public purpose or in the public interest. In determining to expropriate land without compensation, this legislation would also require the consideration of “all relevant circumstances”, which include, among other things, whether the land is held purely for speculative purposes, is owned by the state or is abandoned. In 2020, a new draft expropriation bill (“New Draft Expropriation Bill”) was introduced by the Minister for Public Works of South Africa. The New Draft Expropriation Bill was tabled in Parliament on 28 September 2022 and approved by the National Assembly. The New Draft Expropriation Bill will now be considered by the National Council of Provinces, whereafter, if approved, the New Draft Expropriation Bill will be sent to the President for assent and published in the South African Government Gazette and proclaimed as law.

Any expropriation legislation resulting in the expropriation of land, including the New Draft Expropriation Bill, on which Gold Fields operates or relies on would disrupt operations, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals as minerals are the property of the Ghanaian Republic and are vested in the president in trust for the people of Ghana. On 1 January 2017, in line with the Development Agreements, Gold Fields’ royalty rate changed from a flat 5% of revenue to a sliding scale royalty based on the price of gold, starting at a rate of 3% on a gold price below USD1,300 per ounce. From 2016, the Development Agreements also reduced the corporate tax rate from 35% to 32.5%. There can be no guarantee, however, that the existing tax and royalty rates will not increase in the future, or that the government of Ghana will not materially change the terms of the Development Agreements or rescind the agreements altogether. In fact, notwithstanding the tax provisions contained in the Development Agreements, Gold Fields recently received two tax audit reports with respect to the 2018 to 2020 taxation years from the GRA imposing tax assessments against Gold Fields’ Ghanaian operations totalling approximately USD$124 million. The tax assessments relate primarily to the denial of the upfront deduction of stripping costs at each of Tarkwa and Damang. While on advice of legal counsel Gold Fields believes that the GRA’s position that stripping costs be deducted over five years is not supported by the terms of the Development Agreements and applicable law, and Gold Fields intends to dispute the assessments and enforce its rights under the Development Agreements and applicable law, there can be no assurance regarding the resolution of these assessments or any other future tax assessments. If Gold Fields is unsuccessful in defending its tax filing position, it could result in Gold Fields having to pay the full amount of any reassessed tax. The GRA may take similar positions for taxation years subsequent to 2020, which may, in turn, result in notices of assessment for material amounts. The Asanko Gold Mine, which includes its associated properties and exploration rights in Ghana (“Asanko”), does not have a development agreement with the government of Ghana.

The government of Ghana has a right to a 10% free carried interest in the rights and obligations of the mineral operations. In addition, stool/land rents of approximately USD3 to USD3.2 per acre are (depending on the exchange rate) payable to the government of Ghana. Further, under the Ghanaian Minerals and Mining Act, 2006 (Act 703) (“Minerals and Mining Act”), the Ghanaian Minister of Lands and Natural Resources (“Minister of Lands and Natural Resources”) has the right of pre-emption over all minerals obtained in Ghana and products derived from the refining or treatment of these minerals. On 31 July 2018, the Minister of Lands and Natural Resources informed the Chamber of the government of Ghana’s intention to exercise its right of pre-emption to acquire up to 30% of all gold mined in Ghana for the benefit of Ghanaian refineries. The discussions between the Chamber and the government of Ghana are ongoing and it is unclear what effect this action will have at this stage.

In Peru, the general corporate income tax rate was increased from 28% to 29.5% with effect from 1 January 2017. In turn, the dividends income tax rate applicable to non-resident shareholders has reduced from 6.8% to 5%. In addition to the corporate income tax, mining companies are required to pay a statutory mining royalty (Regalía Minera), a Special Mining Tax (Impuesto Especial a la Minería), and if applicable, a Special Mining Burden (Gravamen Especial a la Minería). Since July 2012, mining companies have also been required to pay an annual supervisory contribution to the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversion en Energia y Mineria, or the OSINERGMIN), as well as to the Assessment and Environment Supervising Agency (Organismo de Evaluacion y Fiscalizacion Ambiental, or the OEFA). In addition, a consultation law was enacted on 7 September 2011, requiring the government to consult with indigenous or native populations on legislative or administrative proposals that may have an impact on their collective rights, including the granting of permits for the development of mining projects. The effect of any further changes to the regulatory system in Peru on Gold Fields cannot be predicted at this stage.

In Chile, following an outbreak of social unrest in October 2019, and the referendum regarding the new constitution held on 4 September 2022, the Chilean Congress approved a tax reform bill aimed at raising an additional USD2.2 billion per year. The majority of the tax increases apply to individuals and do not impact Gold Fields directly. In 2019, Gold Fields entered into a stability agreement with the Chilean government, pursuant to which a special investment regime applies such that Salares Norte is not subject to any new tax, royalty, fee or similar specific encumbrance over mining activities, but is subject to any changes the government may implement under a general tax regime. Unless there is further taxation reform, Gold Fields expects that the Salares Norte project will be subject to the current 27% corporate tax rate in Chile, and that any dividends paid by the Salares Norte project to Gold Fields will be subject to the current 35% withholding tax rate in Chile. Further, it is anticipated that the 27% corporate tax paid will fully count as a credit against the withholding tax levied, resulting in an effective dividend withholding tax rate of approximately 8%. The Chilean government has also announced a review of all exemptions and special tax regimes in Chile as part of its constitutional reform referendum scheduled for 2022. The referendum held on 4 September 2022 was unsuccessful, however, it is unclear at this stage whether a further referendum will be called and what changes may be proposed at such time.

Australia operates a state-based royalty regime, and a federal income tax regime. Each of Gold Fields’ Australian mines are located in the state of Western Australia, which imposes a 2.5% royalty on the value of gold produced. In the 2017 budget of the state of Western Australia, the Western Australian government announced a proposed increase to the mineral royalty rate for gold to 3.75% This proposal was met with significant co-ordinated opposition by the gold industry and was not successfully passed by the Western Australian Legislative Council in either the first or second attempt by the government of Western Australia. The 2019-2020, 2020-2021 and 2021-2022 budgets of the state of Western Australia did not provide for an increase in the royalty on gold, maintaining the existing rate of 2.5% While the prior Treasurer of Western Australia signalled in July 2020 that the state government of Western Australia does not intend to further pursue royalty changes and had not included any provision for an increase to the royalty on gold in the budget forward estimates (which covered the period through to 2024), the risk remains that the government of Western Australia will seek to impose royalty increases in the future.

The Australian federal government levies corporate income tax at the rate of 30%, or 27.5% for base rate entities. Additionally, integrity measures have been passed by the Australian Parliament effective from 1 July 2017 to ensure that the lower corporate tax rate will be limited to only those companies with aggregated turnover less than A$50 million and no more than 80% passive income. Furthermore, for base rate entities, the corporate tax rate decreased to 26% for the income year ended in 2021 and decreased further to 25% for income years ending in 2022 and later. The Australian federal government has abandoned its proposal to reduce the corporate tax rate from 30% to 25% for other corporate entities.

The effect of these, or impositions of additional restrictions, obligations, operational costs, taxes or royalty payments could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute.

Gold Fields’ right to own and exploit Mineral Reserves and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of Gold Fields’ Reserves and deposits are located in countries where mining rights could be suspended or cancelled should it breach its obligations in respect of the acquisition and exploitation of these rights.

In all of the countries where Gold Fields operates, the formulation or implementation of governmental policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights and ownership of mining assets and the right to prospect and mine, and, in extreme cases, nationalisation, expropriation or nullification of existing rights, concessions, licences, permits, agreements and contracts.

South Africa

Gold Fields’ operations in South Africa are subject to legislation regulating the exploitation of mineral resources through the granting of rights required to prospect and mine for minerals. This includes broad-based black economic empowerment (“B-BBEE”) legislation designed to effect the entry of Historically Disadvantaged Persons, as defined in the MPRDA (“Historically Disadvantaged Persons”), into the mining industry and to increase their participation in the South African economy.

The MPRDA is the primary legislation regulating the mining industry in South Africa. It requires, among other things, that mining companies submit Social Labour Plans (“SLPs”), which set out their commitments relating to human resource development, labour planning and socio-economic development planning to the DMRE. Gold Fields’ SLP for the 2018 to 2022 period has been approved by the DMRE. A SLP is valid for five years, and therefore Gold Fields’ is required to resubmit its SLP at the end of 2022. There is uncertainty how the MPRDA will be applied and interpreted in the future, and what changes, if any, Gold Fields will be required to make in order to comply with this legislation to avoid its mining rights being cancelled or suspended. Mining rights are linked to compliance with various empowerment obligations, including the 2018 Mining Charter which was published and became effective in September 2018. Although the 2018 Mining Charter was intended to bring about legal certainty to the industry, it was widely considered not to have done so. Some of the salient features of the 2018 Mining Charter are:

•	existing right holders who have achieved a minimum of 26% BEE shareholding are recognised as compliant for the duration of the mining right;

•

existing right holders whose BEE partners existed prior to the commencement of the 2018 Mining Charter are recognised as compliant for the duration of the mining right (“the once empowered, always empowered principle”);

•	the once empowered, always empowered principle will not be applicable to the renewal and transfer of a mining right; and

•	a new mining right must have a minimum of 30% BEE shareholding.

In March 2019, the MSCA filed an application in the Gauteng Division High Court of South Africa (the “Gauteng Division High Court”) for the judicial review of the 2018 Mining Charter. The MCSA’s application, among other things, contended that the 2018 Mining Charter did not fully recognise the continuing consequences of previous empowerment transactions, particularly in relation to mining right renewals and transfers of such rights. In addition, the application concerned the legal nature and role of the 2018 Mining Charter within the context of the MPRDA and whether the South African Minister of Mineral Resources and Energy under the MPRDA was entitled to make law in the form of subordinate legislation or whether his powers were limited to the making of policy.

Judgment in the matter was handed down in September 2021. It held, among other things, that the Charter is merely intended to be an instrument of policy. In addition, certain provision of the 2018 Mining Charter have now been set aside. Most importantly the 21 September 2021 Judgement has confirmed the “once empowered, always empowered” principle, and that therefore, the historically disadvantaged South African ownership status of existing mining right holders, which wish to renew or transfer their rights, must automatically be recognised by the DMRE. The South African Minister for Mineral Resources and Energy did not appeal the judgement.

The DMRE has instead indicated that it intends to drive transformation in the sector by enforcing the terms of existing mining rights while it works to amend the MPRDA. While the sanction provisions for non-compliance are now no longer applicable, Gold Fields may nonetheless incur expenses related to compliance with the policy imperative of the 2018 Mining Charter, and may in future be subject to new or expanded requirements under the amended MPRDA.

Ghana

Gold Fields Ghana Limited (“Gold Fields Ghana”) has two major mining leases in respect of its mining operations, namely the Tarkwa property lease and the Teberebie property lease. There are three mining leases under the Tarkwa property lease, all of which were granted in 1997 and will expire in 2027, and two mining leases under the Teberebie property lease, which were granted between 1988 and 1992, and expired in 2018. The Ghanaian Minerals Commission (the “Minerals Commission”) approved Gold Fields Ghana’s application for an extension of the Teberebie leases to 2036 and the Minister of Lands and Natural Resources approved the extension of the lease to 2036 on 12 November 2018. Abosso Goldfields Limited (“Abosso”) holds the mining lease in respect of the Damang mine which was granted in 1995 and expires in 2025, as well as the mining lease in respect of the Lima South pit that expired in 2017 and was extended on 16 July 2020 for another 10 years by the Minister of Lands and Natural Resources on the recommendation of the Minerals Commission.

Chile

In 2020, Chilean voters elected to form a constitutional convention to rewrite Chile’s constitution, and in February 2022, the constitutional convention’s environmental committee approved a proposal to nationalise Chile’s copper, lithium and gold mines. This proposal, which required approval by two thirds of the full constitutional convention was rejected and therefore was not included in the constitutional text that was recently submitted to popular vote. In the event a proposal to nationalise Chile’s gold mines becomes part of Chile’s new constitution in the future, Gold Fields’ operations in Chile may be halted or curtailed, resulting in a material adverse effect on its business, operating results and financial condition. See “ - Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold Fields’ operations and profits”.

Failure by Gold Fields to comply with the conditions of our mining rights, mineral rights legislation or to renew mining leases in any of the jurisdictions in which it operates may cause it to lose the right to mine, fail to acquire new rights to mine and may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Political and regulatory developments and social unrest in Chile may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

One of Gold Fields’ key strategic priorities is the Salares Norte project in Chile, which is expected to be commissioned in early 2023. In recent years, Chile has experienced extended civil unrest and is currently undergoing a period of regulatory reform. In 2019 and 2020, Chile saw significant protests associated with economic conditions resulting in the declaration of a state of emergency in several major cities. The protests in Chile began over criticisms about social inequality, lack of quality education, weak pensions, increasing prices and low minimum wage. Following the protests, Chile held a national referendum during which the formation of a constitutional convention to rewrite Chile’s constitution was overwhelmingly approved. Since then, civil unrest has declined considerably and is confined to the Araucanía region, located in the southern part of Chile. The constitutional convention met for the first time in July 2021 and has carried out its work as planned during 2022. In February 2022, the constitutional convention’s environmental committee submitted a proposal to nationalise Chile’s copper, lithium and gold mines. This proposal, which required approval by two thirds of the full constitutional convention was rejected and was not included in the constitutional text that was recently submitted to popular vote. However, in the event that a proposal to nationalise Chile’s gold mines becomes part of Chile’s new constitution in the future, Gold Fields’ operations in Chile may be halted or curtailed, which may have a material adverse effect on its business, operating results and financial condition. Furthermore, if social unrest in Chile were to continue or intensify, it could lead to operational delays or adversely impact our ability to operate in Chile.

An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, fines and/or sanctions and loss of licences or permits and may impact negatively upon Gold Fields’ empowerment status and may damage Gold Fields’ reputation.

Gold Fields operates globally in multiple jurisdictions and with numerous and complex legal frameworks, applicable rules, codes and standards, and its governance and compliance framework and implemented processes may not prevent potential breaches of law or accounting or other governance practices. Gold Fields’ operating and ethical codes facilitate the reporting of internal and external fraudulent behaviour and dishonesty. Dedicated reporting mechanisms relating to fraud, bribery and corruption pivot on a Group Whistle Blower line, under the ambit of a Group Whistle Blower Policy, and an internal Grievance mechanism within the Human Resources discipline. Gold Fields’ operating and ethical codes, among other rules, codes, standards and guidance, may not prevent instances of fraudulent behaviour and dishonesty, (internally or by associated third parties), nor guarantee compliance with legal and regulatory requirements.

To the extent that Gold Fields suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation or the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) under any circumstances, they may lead to investigations and examinations, regulatory and civil penalties, fines and/or sanctions, litigation, public and private censure and loss of operating licences or permits and may impact negatively upon our empowerment status and may damage Gold Fields’ reputation. The occurrence of any of these events could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ operations and profits have been and may continue to be adversely affected by union activity and new and existing labour laws.

Over recent periods, there has been an increase in union activity in some of the countries in which Gold Fields operates. Any union activity that affects Gold Fields could have a material adverse impact on its operations, production and financial performance.

In South Africa, a recent increase in labour unrest has resulted in more frequent industrial disputes and extended negotiations that have negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of a number of the country’s leading mining companies, including Gold Fields. In 2018, the trade unions at Gold Fields’ South Deep mine in South Africa undertook a strike action in response to a proposed restructuring at the mine. See “ – Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impact associated with the mine ramp-up post the organisational restructuring and supporting interventions at the South Deep operation in South Africa”. There can be no guarantee that future negotiations will not be accompanied by further strikes, work stoppages or other disruptions.

Furthermore, guidelines and targets have been provided to facilitate compliance with the open-ended broad- based socio-economic empowerment requirements set out in the MPRDA and other legislation and policies. See “ - Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute”. The ongoing implementation of these requirements may be contentious.

In Peru, Gold Fields’ operations recently have been, and may in the future be, impacted by increased union activities, often resulting from restructurings, and new labour laws. In June 2019, a three-year deal labour agreement was concluded for fiscal 2019 to fiscal 2022 at Cerro Corona, which included an average salary increase of 5% over the period.

While Gold Fields seeks to strengthen its relationship with the labour unions in the regions where it operates, there can be no guarantee that labour unions will not undertake strikes or “go-slow” actions during periods of resistance to Gold Fields’ operational decisions, impacting the Group’s operations and those of other related industries and suppliers.

Gold Fields’ direct employees in Ghana are currently not unionised, however, this may change should employees decide to join a union pursuant to the Ghanaian Labour Act and related labour laws or if Gold Fields shifts its direct employees to a contract mining model. Approximately 47% of our contractors in Ghana are unionised.

In Australia, Gold Fields has a labour agreement with the majority of its employees (including all of its operational employees) which will apply until June 2026. Its senior employees are engaged under individual contracts of employment. Although the agreement protects Gold Fields from lawful industrial action, including strike activity, unlawful industrial action remains a possibility.

Gold Fields may also be impacted by recent and proposed legislation in Australia. This includes the amendment to the Fair Work Act 2009, which affords “casual” employees the right to convert to permanent employment after 12 months, and introduces criminal and regulatory penalties for underpayment of employee entitlements. It also includes the Australian Law Reform Commission’s recommendations to impose criminal penalties on companies engaged in conduct or patterns of behaviour that result in multiple breaches of civil penalty provisions. There are also proposals by the new Australian government to introduce “same work, same pay” legislation, which may apply to both labour hire and contracted workforces. Depending on the implementation of the new legislation and whether the suggested penalties are passed into law, Gold Fields may be liable to its employees in respect of these issues and/or regulations.

In the event that Gold Fields experiences further industrial relations related interruptions at any of its operations or in other industries that impact its operations, or increased employment-related costs due to union or employee activity, these may have a material adverse effect on its business, production levels, operating costs, production targets, operating results, financial condition, reputation and future prospects. In addition, lower levels of mining activity can have a longer term impact on production levels and operating costs, which may affect operating life. Mining conditions can deteriorate during extended periods without production, such as during and after strikes, and Gold Fields will not re-commence mining until health and safety conditions are considered appropriate to do so.

Existing labour laws (including those that impose obligations on Gold Fields regarding worker rights) and any new or amended labour laws may increase Gold Fields’ labour costs and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Fluctuations in insurance cost and availability could adversely affect Gold Fields’ operating results and its insurance coverage may not adequately satisfy all potential claims in the future.

Gold Fields has global insurance policies covering general liability, directors’ and officers’ liability, political violence, cyber security, accidental loss or material damage to its property, business interruption in the form of fixed operating costs or standing charges and other losses. The costs of maintaining adequate insurance coverage, most notably directors’ and officers’ liability insurance, political violence and cyber security, have increased significantly recently and may continue to do so in the future, thereby adversely affecting our operating results. If such costs continue to increase, we may be forced to accept lower coverage and higher deductibles, which, in the event of a claim, could require significant, unplanned expenditures of cash and inhibit our ability to recruit qualified directors and officers.

In addition, Gold Fields may become subject to liability against potential claims which it has not insured, cannot insure or has insufficiently insured, or be able to insure the amount needed due to lack of capacity by insurers in the market, including those in respect of past mining activities. Gold Fields’ property and business interruption insurance and general liability may not cover a particular event at all or be sufficient to fully cover Gold Fields’ losses, including, without limitation, as a result of natural disasters, public health emergencies and other events that could disrupt our operations, such as COVID-19. See “ - The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition”. Further, Gold Fields’ existing insurance policies contain exclusions and limitations on coverage. For example, should Gold Fields be subject to any regulatory or criminal fines or penalties, these amounts would not be covered under its insurance programme, either due to exclusions or limitations, or because it is prohibited by legislation in some jurisdiction. Should Gold Fields suffer a major loss, future earnings could be affected. In addition, Gold Fields’ insurance does not cover loss of profits. As a result, in the future, Gold Fields’ insurance coverage may not cover the extent of claims against it or any cross-claims made.

Gold Fields’ financial flexibility could be materially constrained by Exchange Control Regulations.

The Exchange Control Regulations restrict the export of capital from the CMA. Transactions between South African residents (including companies) and non-residents of the CMA are subject to exchange controls administered by the SARB. While South African exchange controls have been relaxed in certain respects in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the CMA. As a result, Gold Fields’ ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Gold Fields’ financial and strategic flexibility, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa.

4.	Risks related to Gold Fields Shares and Gold Fields ADSs

Shareholders outside South Africa may not be able to participate in future issues of securities (including Gold Fields Shares) carried out by or on behalf of Gold Fields.

Securities laws of certain jurisdictions may restrict Gold Fields’ ability to allow participation by certain Gold Fields Shareholders in future issues of securities (including Gold Fields Shares) carried out by or on behalf of Gold Fields. In particular, holders of Gold Fields securities who are located in the United States (including those who hold Gold Fields Shares or Gold Fields ADSs) may not be able to participate in securities offerings by or on behalf of Gold Fields unless a registration statement under the Securities Act is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available thereunder.

Securities laws of certain other jurisdictions may also restrict Gold Fields’ ability to allow the participation of all holders in such jurisdictions in future issues of securities carried out by Gold Fields. Gold Fields ADS Holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisers as to whether they require any governmental or other consents or approvals or need to observe any other formalities to enable them to participate in any offering of Gold Fields securities.

Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgments, against Gold Fields, its directors and its executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa.

Gold Fields is incorporated in South Africa as a public company. All of Gold Fields’ Directors and executive officers reside outside the United States, and the majority of (i) Gold Fields’ assets and (ii) the Gold Fields directors’ personal assets are located outside the United States. Accordingly, investors that obtain judgments in the United States or other foreign jurisdictions may face obstacles to enforcing foreign judgments in South Africa.

There are several conditions to be met for a foreign judgment to be enforced. In particular, South African courts will:

•	not enforce foreign revenue laws or claims for punitive, multiple or penal damages;

•	not enforce judgments (i) repugnant to then prevailing public policy, or (ii) obtained by fraudulent or similar means; and

•	only enforce final judgments by a court or body having competence to decide the matter in the foreign jurisdiction.

South African courts will apply their own procedural rules and the capacity of parties to contract will be determined in accordance with South African law. Moreover, a plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa and the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

Investors may face liquidity risk in trading Gold Fields Shares on the JSE.

Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Gold Fields’ ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity.

Gold Fields may not pay dividends or make similar payments to Gold Fields Shareholders in the future and any dividend payment may be subject to withholding tax.

Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold Fields’

capital expenditures (on both existing infrastructure, as well as on exploration and other projects) and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment Gold Fields Shareholders only if it meets the solvency and liquidity tests set out in the Companies Act and the Gold Fields MOI. Given these factors and the Gold Fields Board’s discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. A 20% withholding tax is applicable on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders. See Annexure 6 “ - Certain Income Tax Considerations - Effects of Certain South African withholding taxes”.

Gold Fields’ non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.

Dividends or distributions with respect to Gold Fields Shares have historically been paid in Rand. The U.S. Dollar or other currency equivalent of future dividends or distributions with respect to Gold Fields Shares, if any, will be adversely affected by potential future reductions in the value of the Rand against the U.S. Dollar or other currencies. While South African exchange controls have been relaxed in certain respects in recent years, in the future, it is possible that there will be further changes to the Exchange Control Regulations, such that dividends paid out of trading profits will not be freely transferable outside South Africa to shareholders who are not residents of the CMA.

Gold Fields Shares are subject to dilution upon the vesting of Gold Fields’ outstanding share awards.

Gold Fields Shareholders’ equity interests in Gold Fields will be diluted to the extent of future vestings or settlements of rights under the Gold Fields 2012 Share Plan (the “2012 Plan”), the Gold Fields 2005 Share Plan (the “2005 Plan”), the Gold Fields 2012 Share Plan, or the Gold Fields 2018 Long-term Incentive (“LTI”) Plan (the “2018 LTI Plan”) and any additional rights. See “Annual Financial Report - Remuneration Report - Remuneration policy - Cash-settled Long-term incentive plan” and “Annual Financial Report - Notes to the consolidated financial statements - Note 5. Share-based payments”, which is incorporated by reference herein. Gold Fields shares are also subject to dilution in the event that the Gold Fields Board is required to issue new Gold Fields Shares in compliance with B-BBEE legislation.

5.	Risk Factors Relating to the Arrangement

The completion of the Arrangement is subject to the satisfaction or waiver of several conditions precedent.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of Gold Fields, including, among other things, receipt of the Gold Fields Shareholder Approval, the Yamana Shareholder Approval, the SARB Approval, the Final Order, the Investment Canada Act Approval, and the Stock Exchange Approvals, there not having occurred a Material Adverse Effect in respect of either Gold Fields or Yamana, Yamana Shareholders not having validly exercised Dissent Rights with respect to more than 5% of the issued and outstanding Yamana Shares, and the satisfaction of certain other customary closing conditions. In addition, the regulatory approval processes may take a lengthy period of time to complete, which could delay completion of the Arrangement.

There can be no certainty, nor can Gold Fields provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Gold Fields Shares may be materially adversely affected. See “Annexure 5 – Summary of the Arrangement Agreement – Conditions Precedent to Close.”

The Arrangement Agreement may be terminated by Gold Fields or Yamana in certain circumstances.

The Arrangement Agreement may be terminated by Gold Fields or Yamana in certain circumstances, in which case the Arrangement will not be completed. Accordingly, there is no certainty, nor can Gold

Fields provide any assurance, that the Arrangement Agreement will not be terminated by either Gold Fields or Yamana before the completion of the Arrangement. Failure to complete the Arrangement could materially and negatively impact the trading price of the Gold Fields Shares or otherwise adversely affect Gold Fields’ business. Moreover, if the Arrangement Agreement is terminated and the Gold Fields Board decides to seek another acquisition, there can be no assurance that it will be able to find a party willing to agree to equivalent terms, including the price to be paid, than those set out in the Arrangement. See “Annexure 5 – Summary of the Arrangement Agreement - Termination of the Arrangement Agreement”.

The failure to complete the Arrangement could negatively impact Gold Fields and have a Gold Fields Material Adverse Effect on the current and future operations, financial condition and prospects of Gold Fields.

If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of Gold Fields to the completion thereof could have a negative impact on Gold Fields’ current business relationships (including with current and prospective employees, customers, distributors, suppliers and partners) and could have a Gold Fields Material Adverse Effect on the current and future business, operations, results of operations, financial condition and prospects of Gold Fields. In addition, failure to complete the Arrangement for any reason could materially and negatively impact the market price of the Gold Fields Shares and Gold Fields ADSs.

The market value of the Consideration Shares to be issued in connection with the Arrangement may vary between the date of the Arrangement Agreement and the completion of the Arrangement.

Pursuant to the Arrangement, at the Effective Time, each Yamana Shareholder will be entitled to receive, at their election, either 0.6 of a Gold Fields Share or 0.6 of a Gold Fields ADS for each Yamana Share held at the Effective Time, subject to adjustment in accordance with the Arrangement Agreement. Because the Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of the Gold Fields Shares, the Gold Fields ADSs or the Yamana Shares, the market value represented by the Exchange Ratio may vary. The market value of each of the Gold Fields Shares, the Gold Fields ADSs and the Yamana Shares could fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Gold Fields’ and Yamana’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in, or market perceptions of changes in, the business, operations or prospects of Gold Fields and Yamana, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, changes in general economic or market conditions, changes in the prices of gold, changes in interest rates and general macro-economic conditions, broad market fluctuations and other factors over which neither Gold Fields nor Yamana has control. If the market price of the Gold Fields Shares and/or Gold Fields ADSs increases, the value of the consideration to be received by Yamana Shareholders at the Effective time will increase as well. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Gold Fields Shares or Gold Fields ADSs that Yamana Shareholders may receive on the Effective Date. There can be no assurance that the market value of the Gold Fields Shares or Gold Fields ADSs that Yamana Shareholders receive on the Effective Date will be equal to the market value of the Yamana Shares held by such Yamana Shareholders after the date of this Transaction Circular and prior to the Effective Date. There can also be no assurance that the trading price of the Gold Fields Shares or Gold Fields ADSs will not experience volatility following the completion of the Arrangement.

The Parties will incur substantial costs in connection with the proposed Arrangement, even if the Arrangement is not completed. In certain circumstances, Gold Fields may be required to pay the Gold Fields Termination Fee.

Gold Fields and Yamana have incurred and expect to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs relating to obtaining required shareholder and regulatory approvals. Additional unanticipated costs may be incurred by the Combined Group in the course of coordinating the businesses of Gold Fields and Yamana after completion of the Arrangement. If the

Arrangement is not completed, Gold Fields will need to pay certain transactional costs relating to the Arrangement incurred prior to the date the Arrangement was abandoned, such as legal, accounting, financial advisory, proxy solicitation and printing fees. In addition, if the Arrangement is not completed for certain reasons, Gold Fields may be required to pay the Gold Fields Termination Fee to Yamana. Such costs may be significant and could have an adverse effect on Gold Fields’ future results of operations, cash resources, cash flows and financial condition.

The Arrangement Agreement contains provisions that restrict the ability of Gold Fields and the Gold Fields Board to pursue alternatives to the Arrangement.

Under the Arrangement Agreement, Gold Fields is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging or facilitating, discussing or negotiating, or furnishing information with regard to, any Gold Fields Acquisition Proposal or any inquiry, proposal or offer relating to any Gold Fields Acquisition Proposal from any person. Such restrictions may prevent Gold Fields from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. If the Gold Fields Board determines in good faith, after consultation with its outside financial and legal advisers, and after taking into account all the terms and conditions of a Gold Fields Acquisition Proposal and all factors and matters considered appropriate in good faith by the Gold Fields Board, that such Gold Fields Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Gold Fields Shareholders than the Arrangement (including any adjustments to the terms and conditions of the Arrangement proposed by Gold Fields pursuant to the Arrangement Agreement), and the Gold Fields Board recommends such Gold Fields Acquisition Proposal to the Gold Fields Shareholders or if Gold Fields approves, accepts or enters into a Permitted Acquisition Agreement, Yamana would be entitled to terminate the Arrangement Agreement and receive the Gold Fields Termination Fee. See ““Annexure 5 – Summary of the Arrangement Agreement – Non-Solicitation Covenants”.

The Arrangement may divert the attention of Gold Fields’ management, impact Gold Fields’ ability to attract or retain key personnel or impact Gold Fields’ third party business relationships.

The Arrangement could cause the attention of the Gold Fields’ management to be diverted from the day-to-day operations of Gold Fields which may lead to operational disruptions. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could result in lost opportunities or negative impacts on performance, which could have a material and adverse effect on the current and future business, operations, financial condition and results of operations or prospects of Gold Fields if the Arrangement is not completed, and on the Combined Group following the Effective Date. Further, Gold Fields’ ability to attract or retain key management and personnel in the period until the completion or termination of the Arrangement may be adversely impacted. Gold Fields may also have difficulty retaining employees of Yamana after completion of the Arrangement.

In addition, third parties with which Gold Fields and/or Yamana currently have business relationships, including industry partners, customers and suppliers, may experience uncertainty associated with the Arrangement, including with respect to current or future relationships with Gold Fields and/or the Combined Group. Such uncertainty could have a material and adverse effect on the current and future business, operations, results of operations, financial condition and prospects of Gold Fields and the Combined Group.

The exercise of Dissent Rights may impact cash resources or result in the Arrangement not being completed.

Registered Yamana Shareholders entitled to vote at the Yamana Meeting have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Yamana Shares in connection with the Arrangement in accordance with the CBCA, as modified by the Plan of Arrangement and the Interim Order. If Yamana Shareholders exercise Dissent Rights in respect of a significant number of Yamana Shares, a substantial aggregate cash payment may be required if ordered by the Court, to be made by Yamana that could have an adverse effect on Yamana’s cash resources if the Arrangement is completed. If, as of the Effective Date, the aggregate number of Yamana Shares in respect of which Yamana Shareholders have validly exercised Dissent Rights exceeds 5% of the Yamana Shares then outstanding, Gold Fields is entitled, in its discretion, not to complete the Arrangement. See “Rights of Dissenting Shareholder” contained in the Yamana Circular.

Gold Fields and Yamana may be the target of legal claims, securities class actions, derivative lawsuits and other claims, which may delay or prevent the Arrangement from being completed.

Gold Fields and Yamana may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Gold Fields and Yamana seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

In addition, political, shareholder, stakeholder and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting Gold Fields and Yamana. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of the Combined Group to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on the Combined Group’s business, financial condition and results of operations.

Tax consequences of the Arrangement may differ from the anticipated tax treatment.

There can be no assurance that the Canadian Revenue Agency, the United States Internal Revenue Service (“IRS”), the South African Revenue Services or other applicable taxing authorities will agree with the interpretation of the Canadian federal, U.S. federal, United Kingdom and South African income tax consequences of the Arrangement, as applicable, as set forth in this Transaction Circular. Furthermore, there can be no assurance that applicable Canadian, U.S., United Kingdom and South African income tax laws, regulations or tax treaties will not change (legislatively, judicially or otherwise) or be interpreted in a manner, or that applicable taxing authorities will not take an administrative position, that is adverse to Yamana, the Combined Group or their respective shareholders following completion of the Arrangement.

The Parties intend that the Arrangement will qualify as a “reorganisation” within the meaning of Section 368 of the Code. However, no opinion of counsel has been obtained and neither Gold Fields nor Yamana intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Arrangement. Therefore, it is possible that the IRS may assert that the Arrangement fails (in whole or in part) to qualify as such.

The Combined Group’s subsidiaries will be subject to tax in various countries.

The Combined Group’s subsidiaries will be subject to differing tax laws and rates, including stamp duty imposed on direct or indirect transfers of real property interests under South African law. Taxation authorities may disagree with how Yamana or Gold Fields calculate or have in the past calculated their income or other amounts for tax purposes. The tax treatment of the Combined Group is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, including tax policy initiatives and reforms under consideration related to the OECD’s Base Erosion and Profit Shifting (“BEPS”) Project. Any such events or changes could adversely affect the Combined Group, its share price or the dividends that may be paid to its shareholders following completion of the Arrangement.

The Arrangement Agreement contains certain restrictions on the ability of Gold Fields to conduct its business.

Under the Arrangement Agreement, Gold Fields must generally conduct its business in the ordinary course and, until the Arrangement is completed or the Arrangement Agreement is terminated, is subject to certain covenants which restrict it from taking certain actions without the consent of Yamana and which require Gold Fields to take certain other actions. These restrictions may delay or prevent

Gold Fields from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable. If the Arrangement is not completed for any reason, the restrictions that were imposed on Gold Fields under the Arrangement Agreement may have an adverse effect on the current or future operations, financial condition and prospects of Gold Fields as a standalone entity.

The Arrangement may be delayed and business affected due to outbreaks of communicable diseases, including COVID-19.

The continued and prolonged effects of the global outbreak of COVID-19 may delay or prevent the completion of the Arrangement. Among other things, Governmental Entities in certain jurisdictions have from time to time since the onset of the pandemic and may again, order the mandatory closure of all nonessential workplaces, which may disrupt the ability of the parties to close the Arrangement in the timing contemplated, including potential delays in respect of the Gold Fields Meeting, Yamana Meeting, Final Order and the receipt of Investment Canada Act Approval, each of which is required to complete the Arrangement. In addition, the impacts of COVID-19, among other things, have and may affect the ability of Gold Fields and Yamana to operate at one or more of their respective mines for an indeterminate period of time, may affect the health or safety of employees or contractors, may impede access to essential services, contractors and supplies, may lead to heightened regulatory scrutiny by Governmental Entities, may lead to restrictions on transferability of currency, may cause business continuity issues and may result in failures of various local administration, logistics and critical infrastructure. Such effects and disruptions to business continuity as a result of the effects of COVID-19 may impact the ability to consummate the Arrangement or the timing thereof and may have an adverse effect on each of Gold Fields’, Yamana’s and the Combined Group’s financial position and results of operations. The full extent of the impact of COVID-19 on the contemplated timing and completion of the Arrangement and on the respective operations of Gold Fields, Yamana and the Combined Group will depend on future developments, which are uncertain and cannot be predicted at this time.

6.	Risk Factors relating to the Combined Group

The anticipated benefits of the Arrangement may not be realised.

Achieving the benefits of the Arrangement depends in part on the ability of the Combined Group to effectively capitalise on its scale, to realise the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximise the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of Gold Fields and Yamana.

The ability to realise the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Gold Fields’ ability to realise the anticipated growth opportunities and synergies from integrating Yamana’s business following completion of the Arrangement. The integration of Gold Fields’ and Yamana’s businesses requires the dedication of substantial effort, time and resources on the part of management which may divert management’s focus and resources from other strategic opportunities available to the Combined Group following completion of the Arrangement and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of each company. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Arrangement. Many operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two companies may present challenges to management, including the integration of systems and personnel of the two companies which may be geographically separated, unanticipated liabilities, and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with clients, suppliers, employees or to achieve the anticipated benefits of the Arrangement. The performance of the Combined Group’s operations after completion of the Arrangement could be adversely affected if the Combined Group cannot retain key employees to assist in the integration and operation of Gold Fields and Yamana.

The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Gold Fields, Yamana and their respective advisers have conducted due diligence on the various operations, there can be no guarantee that the Combined Group will be aware of any and all liabilities relating to the Arrangement. As a result of these factors, it is possible that certain benefits expected from the combination of Gold Fields and Yamana may not be realised. Any inability of management to successfully integrate the operations could have a material adverse effect on the business, financial condition and results of operations of the Combined Group.

Significant demands will be placed on the Combined Group following completion of the Arrangement and Gold Fields and Yamana cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated complexity following and resulting from the Arrangement.

As a result of the pursuit and completion of the Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of Gold Fields and Yamana. Gold Fields and Yamana cannot provide any assurance that their respective systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement. The future operating results of the Combined Group following completion of the Arrangement may be affected by the ability of its management and key employees to manage changing business conditions, to integrate the acquisition, to implement a new business strategy and to improve operational and financial controls and reporting systems.

Following the Arrangement, the trading price of the Gold Fields Shares and/or Gold Fields ADSs may be volatile and could be less than, on an adjusted basis, the current trading prices of Gold Fields and Yamana due to various market-related and other factors.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the mining industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the mining industry as well as the other factors described in this Annexure 2. There can be no assurance that continuing fluctuations in price will not occur. The market price of the Gold Fields Shares and/or Gold Fields ADSs is also likely to be affected by changes in the Combined Group’s financial condition or results of operations. Other factors unrelated to the performance of the Combined Group that may have an effect on the price of Gold Fields Shares and/or Gold Fields ADSs include the following: (i) changes in the market price of the commodities that the Combined Group will sell and purchase; (ii) current events affecting the economic situation in Canada, the United States, South Africa, Australia, Ghana, Chile, Peru, Brazil and Argentina and internationally; (iii) trends in the global mining industries; (iv) regulatory and/or government actions, rulings or policies; (v) changes in financial estimates and recommendations by securities analysts or rating agencies; (vi) acquisitions and financings completed by the Combined Group; (vii) the economics of current and future projects and operations of the Combined Group; (viii) quarterly variations in operating results; (ix) the operating and share price performance of other companies, including those that investors may deem comparable; (x) the issuance of additional equity securities of the Combined Group, as applicable, or the perception that such issuance may occur; and (xi) purchases or sales of blocks of Gold Fields Shares and/or Gold Fields ADSs.

The operating metrics, non-IFRS financial measures and Mineral Reserve and Mineral Resource estimates presented by each of Gold Fields and Yamana as standalone companies prior to the Arrangement may not be directly comparable, and may be less favourable for the Combined Group.

Gold Fields and Yamana have historically tracked and presented certain financial measures and operating metrics that are not defined or recognised under IFRS or any other generally accepted accounting principles. There are no generally accepted principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. These include, among others, All-in cost (AIC) and All-in sustaining cost (AISC). Similarly titled non-IFRS financial measures and operating metrics may not be directly comparable and may be subject to change following completion of the Arrangement as a result of the integration of the financial and operating reporting systems of the Combined Group.

In addition, each of Gold Fields and Yamana have adopted internal guidelines, policies and procedures with respect to the estimation of Mineral Resources and Mineral Reserves. Estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the procedures adopted, the assumptions made and judgments used in engineering and geological interpretation. Accordingly, there may be significant differences in the guidelines and procedures adopted by each of Gold Fields and Yamana. As a result, expectations regarding the combined Mineral Reserves and Mineral Resources of Gold Fields and Yamana may be subject to change following the closing of the Arrangement, Furthermore, future adjustment may occur due to differing standards, required study levels, price assumptions and future divestments and acquisitions, among other factors.

The issuance of Gold Fields Shares and/or Gold Fields ADSs and a resulting “market overhang” could adversely affect the market price of the Gold Fields Shares and/or Gold Fields ADSs following completion of the Arrangement.

On completion of the Arrangement, additional Gold Fields Shares and/or Gold Fields ADSs will be issued and available for trading in the public market. The increase in the number of Gold Fields Shares and/or Gold Fields ADSs may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Gold Fields Shares and/or the Gold Fields ADSs.

The issuance and future sale of Gold Fields Shares and/or Gold Fields ADSs following completion of the Arrangement may adversely and materially affect shareholders of the Combined Group.

Following the completion of the Arrangement, the Combined Group may issue equity securities to finance its activities. If the Combined Group were to issue additional equity securities, the ownership interest of shareholders in the Combined Group will be diluted, and some or all of the Combined Group’s financial measures on a per share basis could be reduced. Moreover, as the Combined Group’s intention to issue additional equity securities becomes publicly known, the Combined Group’s share price may be materially adversely affected.

The consummation of the Arrangement may result in one or more ratings organisations taking actions which may adversely affect the Combined Group’s business, financial condition and operating results, as well as the market price of the Gold Fields Shares and/or Gold Fields ADSs.

Rating organisations regularly analyse the financial performance and condition of companies and may re-evaluate the Combined Group’s credit ratings following the consummation of the Arrangement. Factors that may impact the Combined Group’s credit ratings include debt levels, planned asset purchases or sales and near-term and long-term production growth opportunities, liquidity, asset quality, cost structure, product mix and commodity pricing levels. If a ratings downgrade were to occur in connection with the Arrangement, the Combined Group could experience higher borrowing costs in the future and more restrictive covenants which would reduce profitability and diminish operational flexibility. The Combined Group cannot provide assurance that any of its current ratings will remain in effect following the consummation of the Arrangement for any given period of time or that a rating will not be lowered by a rating agency if, in its judgment, circumstances so warrant.

There are risks related to the Combined Group’s international activities.

The Combined Group’s principal operations, development and exploration activities will be held in Australia, Chile, Ghana, Peru, South Africa, Argentina, Brazil and Canada, some of which may be considered to have an increased degree of political and sovereign risk. Any material adverse changes in government policies or legislation of any country that the Combined Group has economic interests in that affect mining or mineral exploration activities may affect the viability and profitability of the Combined Group following completion of the Arrangement.

While the governments in Australia, Chile, Ghana, Peru, South Africa, Argentina, Brazil and Canada and other countries in which the Combined Group will have mining operations or development or exploration projects have historically supported the development of natural resources by foreign companies, there is no assurance that such governments will not in the future adopt different regulations policies or interpretations with respect to, but not limited to, foreign ownership of Mineral Resources, royalty rates, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital, restrictions on production or processing, price controls, export controls, currency remittance, or the obligations of the Combined Group under its respective mining codes and stability conventions. In addition, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorisations nor can assurance be given that such exploration and mining authorisations will not be challenged or impugned by third parties. The possibility that such governments may adopt substantially different policies or interpretations, which might extend to the expropriation of assets, may have a material adverse effect on the Combined Group following completion of the Arrangement. Political risk also includes civil or labour disturbances and political instability.

Further, following completion of the Arrangement, certain of the international operations of the Combined Group may be adversely affected by political or economic developments or social instability, which will not be within the Combined Group’s control, including, among other things, the risks of war, terrorism, abduction, expropriation, nationalisation, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, fluctuating exchange rates and currency controls. The occurrence of any such events could have a Material Adverse Effect on the Combined Group’s business and results of operations as currently contemplated.

New legislation and tax risks in certain operating jurisdictions.

Each of Gold Fields and Yamana have operations and conduct business in a number of jurisdictions in which the other Party does not currently operate or conduct business in, which may increase Gold Fields’ susceptibility to sudden tax changes. Taxation Laws are complex in these jurisdictions, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course, which could result in an increase in the Combined Group’s taxes, or other governmental charges, duties or impositions, or an unreasonable delay in the refund of certain taxes owing to the Combined Group. No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax Laws will not be changed, interpreted or applied in a manner that could result in the Combined Group’s profits being subject to additional taxation, result in the Combined Group not recovering certain taxes on a timely basis or at all, or that could otherwise have a material adverse effect on the Combined Group.

Failure by Gold Fields and/or Yamana to comply with applicable laws prior to the Arrangement could subject the Combined Group to penalties and other adverse consequences following completion of the Arrangement.

Gold Fields is subject to the provisions of the US Foreign Corrupt Practices Act, South African anti-bribery and corruption legislation as well as similar laws in the countries in which Gold Fields conducts business. Yamana is subject to the US Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada), as well as similar laws in the countries in which Yamana conducts business. The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either Party’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. A failure by Gold Fields or Yamana to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject the Combined Group to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Group following completion of the Arrangement. Investigations by governmental authorities could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Group following completion of the Arrangement.

Gold Fields and Yamana are also subject to a wide variety of Laws relating to the environment, health and safety, taxes, employment, labour standards, money laundering, terrorist financing and other matters in the jurisdictions in which they operate. A failure by either of Gold Fields or Yamana to comply with any such legislation prior to the Arrangement could result in severe criminal or civil sanctions, and may subject the Combined Group to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Group following completion of the Arrangement. The compliance mechanisms and monitoring programs adopted and implemented by either of Gold Fields or Yamana prior to the Arrangement may not adequately prevent or detect possible violations of such applicable Laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Group following completion of the Arrangement.

The Gold Fields Board considered financial projections prepared by Gold Fields Management in connection with the Arrangement. Actual performance of Gold Fields and Yamana may differ materially from these projections.

The Gold Fields Board considered, among other things, certain projections prepared by Gold Fields Management with respect to Gold Fields Yamana and the Combined Group following the completion of the Arrangement (the “Projections”). All such Projections are based on assumptions and information available at the time such projections were prepared. Gold Fields does not know whether the assumptions made will be realised. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond Gold Fields’ control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as company performance, geological uncertainties, industry performance, legal and regulatory developments, general business, economic, market and financial conditions, as well as changes to the business, financial condition or results of operations of Gold Fields and Yamana, including the factors described in this Annexure 2 and under “Part II - Forward-Looking Information” of this Transaction Circular, which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the Projections will be realised or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the Projections should not be regarded as an indication that Gold Fields, the Gold Fields Board, or any of its advisers or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The Projections were prepared for internal use and to, among other things, assist in evaluating the Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, GAAP, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information. Neither PricewaterhouseCoopers Inc., Gold Fields’ independent auditors nor Deloitte LLP, Yamana’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections.

In addition, the Projections have not been updated or revised to reflect information or results after the date that such Projections were prepared. Except as required by applicable securities laws, Gold Fields does not intend to update or otherwise revise its financial and other forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

The pro forma condensed consolidated financial information of the Combined Group is presented for illustrative purposes only and may not reflect the Combined Group’s financial condition or results of operations following completion of the Transaction.

The pro forma condensed consolidated financial information included in this Transaction Circular is presented for illustrative purposes only to show the effect of the Transaction as of its respective dates, and should not be considered to be an indication of, and may not reflect, the financial condition or results of operations of the Combined Group following completion of the Transaction for several reasons. For example, the pro forma condensed consolidated financial information has been derived from the historical financial statements of Gold Fields and Yamana and does not represent a financial forecast or projection. In addition, certain adjustments and assumptions have been made regarding the Combined Group after giving effect to the Transaction. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma condensed consolidated financial information does not include, among other things, estimated cost or synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of Transaction-related change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the pro forma condensed consolidated financial information is presented for informational purposes only and is not necessarily indicative of what the Combined Group’s actual financial condition or results of operations would have been had the Transaction been completed on the date indicated. Accordingly, the business, assets, results of operations and financial condition of the Combined Group may differ significantly from those indicated in the pro forma condensed consolidated financial information. See paragraph 6.3 of “Part VIII – Transaction Circular to Gold Fields Shareholders” for additional information.

The amount of any dividends to be paid by the Combined Group following the Arrangement is not guaranteed.

There can be no assurance that following completion of the Arrangement the dividends of the Combined Group will be equal or similar to or progressively grow to an amount greater than the amount historically paid on Gold Fields Shares or Yamana Shares. While it is currently anticipated that the Combined Group will target a stable and growing dividend that reflects its anticipated strengthened cash and financial position, the Combined Group Board will retain the power to amend the Combined Group’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. The amount of future dividends and the declaration and payment thereof will be based upon a variety of factors and conditions, including the Combined Group Board’s approval, the Combined Group’s financial position, results of operations, cash flow, capital requirements and restrictions under its credit facilities, as well as broader market and economic conditions, and shall be in compliance with Law.

The Gold Fields ADSs might not be approved for listing on the TSX, and the Consideration Shares will not be listed for trading on the LSE.

As of the date of this Transaction Circular, neither the Gold Fields Shares nor the Gold Fields ADSs are listed on the TSX or the LSE. Although Gold Fields has applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of the Gold Fields ADSs, the listing remains subject to Gold Fields fulfilling all of the requirements of the TSX. Additionally, no application for listing of the Gold Fields Shares or the Gold Fields ADSs has been made to the LSE. If Gold Fields is unable to fulfil the requirements of the TSX at completion of the Transaction, Yamana Shareholders in Canada and the United Kingdom will receive, at their election, either Gold Fields Shares tradeable on the JSE or Gold Fields ADSs tradeable on the NYSE, and Yamana Shareholders in the U.K. will receive Gold Fields ADSs on the NYSE. In such case, Yamana Shareholders will need to use a broker or other Intermediary licensed to trade on those exchanges in order to trade their Gold Fields Shares and/or Gold Fields ADSs, as applicable.

Risks Relating to the Businesses of Gold Fields and Yamana.

The businesses of Gold Fields and Yamana are subject to significant risks. See the risk factors concerning Gold Fields set out above in this Annexure 2 and the risk factors related to Yamana contained in Schedule 1 of the Yamana Circular and incorporated by reference in this Transaction Circular. While each of Gold Fields and Yamana has completed due diligence investigations, including reviewing technical, environmental, legal, tax accounting, financial and other matters, on the other Party, certain risks either may not have been uncovered or are not known at this time. Such risks may have an adverse impact on the Combined Group following the Arrangement and may have a negative impact on the value of the securities of the Combined Group, including the Gold Fields Shares and/or the Gold Fields ADSs.

ANNEXURE 3

PRO FORMA FINANCIAL INFORMATION OF GOLD FIELDS

Basis of preparation

The pro forma consolidated financial statements are based on the historical financial statements of Gold Fields Limited (“Gold Fields”) and Yamana Gold Inc. (“Yamana”) as at and for the six months ended 30 June 2022 and for the year ended 31 December 2021, adjusted to give effect to the Transaction (as defined below) (the “Pro Forma Financial Statements”).

The Pro Forma Financial Statements are the responsibility of the Gold Fields directors, provided for illustrative purposes and due to their nature, the pro forma financial information may not fairly present the financial position or the effect on earnings, changes in equity or cash flows of Gold Fields after implementation of the Transaction. The actual results reported in periods subsequent to the Transaction may differ materially from that presented in these Pro Forma Financial Statements.

The Pro Forma Financial Statements have been prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS), the JSE Listings Requirements, the SAICA Guide on Pro Forma Financial Information and the accounting policies adopted by Gold Fields.

Pro Forma Condensed Consolidated Statement of Financial Position

The Pro Forma Condensed Consolidated Statement of Financial Position gives effect to the Transaction as if it were concluded on 30 June 2022.

30 June 2022 (USD‘m)	Gold Fields Before[1]	Yamana Gold Inc[2]	Yamana Presentation Adjustments[3]	Yamana Gold reclassified	Consideration[5]	Consolidation entries and fair value allocation[6]	Transaction costs[7]		Pro Forma after the Transaction

Non-current assets	6,021.8	7,519.5	-	7,519.5	4,666.6	(4,462.6)		45.6	13,790.9
Property, plant and equipment	5,184.6	6,770.6	-	6,770.6	-	(45.3)	6(a)	-	11,909.9

Goodwill and other intangible assets	-	389.4	-	389.4	-	244.8	6(b)	57.2	691.4

Equity-accounted investees	168.4	-	-	-	-	-		-	168.4

Investments	134.0	-	58.7	58.7	4,666.6	(4,666.6)	6(g)	-	192.7

Loan advanced - contractors	27.3	-	-	-	-	-		-	27.3

Other financial assets	-	64.6	(64.6)	-	-	-		-	-

Deferred taxation	224.5	94.2	-	94.2	-	-	6(e)	(11.6)	307.1

Other non-current assets	283.0	200.7	5.9	206.6	-	4.5	6(c)		494.1

Current assets	1,526.1	883.2	-	883.2	-	38.0		(177.0)	2,270.3
Cash and cash equivalents	724.1	545.1	-	545.1	-	-		(177.0)	1,092.2
Other current assets	802.0	338.1	-	338.1	-	38.0	6(c)	-	1,178.1
Total assets	7,547.9	8,402.7	-	8,402.7	4,666.6	(4,424.6)		(131.4)	16,061.2

Total equity	4,406.6	5,230.4	-	5,230.4	4,666.6	(4,905.6)	6(d)	(87.6)	9,310.4

Non-current liabilities	2,453.2	2,729.6	2.3	2,731.9	-	481.0		(28.3)	5,637.8

Deferred taxation	505.7	1,350.6	-	1,350.6	-	578.0	6(e)	-	2,434.3

Borrowings	1,175.3	773.5	-	773.5	-	(97.0)	6(f)	-	1,851.8

Environmental rehabilitation provisions	412.7	328.4	-	328.4	-	-		-	741.1

Lease liabilities	335.5	-	49.8	49.8	-	-		-	385.3

Long-term employee benefits	11.8	-	28.3	28.3	-	-		(28.3)	11.8

Other long-term provisions and liabilities	12.2	277.1	(75.8)	201.3	-	-		-	213.5

Current liabilities	688.1	442.7	(2.3)	440.4	-	-		(15.5)	1,113.0

Trade and other payables	-	260.3	(260.3)	-	-	-		-	-

Taxation payable	-	42.3	(42.3)	-	-	-		-	-

Other current liabilities	600.2	140.1	269.6	409.7	-	-		(15.5)	994.4

Current portion of employee benefits	64.6	-	30.7	30.7	-	-		-	95.3

Current portion of lease liabilities	23.3	-	-	-	-	-		-	23.3
Total equity and liabilities	7,547.9	8,402.7	-	8,402.7	4,666.6	(4,424.6)		(131.4)	16,061.2

Notes:

1.	Gold Fields Before

Extracted from the reviewed condensed consolidated financial statements of Gold Fields as at and for the six months ended 30 June 2022.

2.	Yamana Gold Inc

Extracted from the unaudited condensed consolidated interim financial statements of Yamana as at and for the six months ended 30 June 2022.

3.	Yamana presentation adjustments

Represents reclassification adjustments to conform Yamana’s financial statement presentation to Gold Fields.

4.	Significant accounting policies

The accounting policies used to prepare the Pro Forma Financial Statements are disclosed in the Gold Fields consolidated financial statements for the year ended 31 December 2021 and the condensed consolidated financial statements for the six months ended 30 June 2022. In order to prepare the Pro Forma Financial Statements, Gold Fields prepared an initial assessment of Yamana’s accounting policies to identify material differences from the Gold Fields accounting policies used to prepare the historical financial statements.

The write-off of exploration costs capitalised by Yamana at 30 June 2022 that would not be capitalised under Gold Fields accounting policies and practices is adjusted as part of the preliminary fair value allocation exercise described in note 6 below.

5.	Consideration

On 31 May 2022, Gold Fields announced that it had entered into a definitive agreement with Yamana to acquire all the issued and outstanding Yamana common shares in a share-for-share exchange transaction (the “Transaction”). The consideration payable to Yamana shareholders at closing of the Transaction will consist of newly issued ordinary shares in Gold Fields or Gold Fields American depositary shares in accordance with a fixed exchange ratio of 0.6 for each Yamana common share outstanding (the “Transaction Consideration”) subject to, among other things, satisfaction or waiver of the conditions precedent to the completion of the Transaction (“Conditions Precedent”).

The estimated Transaction Consideration is dependent on the quoted market price of the Gold Fields Shares at the Effective Date when all the Conditions Precedent are met or waived. The estimated Transaction Consideration is therefore preliminary and based on the closing price of the Gold Fields share price at 30 September 2022, which could materially change when the Transaction is concluded.

The estimated preliminary purchase consideration of the Transaction was USD4,666.6 million calculated as:

Gold Fields shares required to settle Transaction at ratio of 0.6	Million	576.8

Gold Fields share price – 30 September 2022	USD	8.09

Transaction Consideration	USD’m	4,666.6

6.	Consolidation entries and preliminary fair value allocation (FVA)

The Transaction will be accounted for under International Financial Reporting Standard 3 - Business Combinations with Gold Fields considered the accounting acquirer under IFRS 3. The acquisition method of accounting was used to prepare the Pro Forma Financial Statements which requires the assets acquired and liabilities assumed to be measured at fair value net of deferred tax. The fair values of assets acquired, and liabilities assumed are dependent upon preliminary valuations that are not yet concluded and therefore could result in material changes to the amounts presented in the Pro Forma Financial Statements. The excess of any consideration paid compared to the fair values of assets acquired and liabilities assumed is recognised as goodwill.

Gold Fields has performed a preliminary FVA which includes various estimates and assumptions, including estimating future cash flows and developing appropriate discount rates. The preliminary FVA of the assets acquired and liabilities assumed is based on preliminary estimated fair values as determined by management. Accordingly, the preliminary estimate of goodwill related to the Transaction is based on the excess of the estimated purchase price paid over the estimated fair value of the identifiable assets and liabilities acquired. The final FVA, to be prepared on the effective date of the Transaction, may materially change based on final valuations, changes in assumptions and final post closure adjustments.

The table summarises the computation of goodwill by comparing the consideration paid with the fair values attributable to identifiable assets acquired and liabilities assumed at 30 June 2022:

Assets acquired	USD’m

Property, plant and equipment	6,725.3

Investments	58.7

Deferred tax assets	94.2

Cash and cash equivalents	545.1

Other assets	587.2

Liabilities assumed

Borrowings	(676.5)

Environmental rehabilitation provisions	(328.4)

Deferred tax liabilities	(1,928.8)

Other liabilities	(719.8)

Net assets acquired	4,357.9

Non-controlling interest	(324.7)

Net assets attributable to Gold Fields	4,032.4[1]

Transaction Consideration	4,666.6

Goodwill	634.2

1 Excludes Yamana transaction and change in control costs of USD57.2 million.

a)

Reflects the adjustment to fair value of the acquired property, plant and equipment of Yamana based upon preliminary discounted cash flow valuations performed by management. The key assumptions used in these calculations are:

●	Long term gold price of USD 1 600/oz as at 30 June 2022.
●	Country and project specific discount rates ranging from 5.6% to 15.3% as at 30 June 2022.
b)

Adjustment for the elimination of historical goodwill and the recognition of the preliminary estimate of goodwill as a result of the Transaction, which represents the amount by which the estimated consideration transferred exceeds the fair value of Yamana’s assets acquired and liabilities assumed, based on the preliminary purchase price allocation.

c)

Adjustment to reflect the difference between the estimated fair value and the carrying value of Yamana’s stockpile inventory using the gold price assumptions as at 30 June 2022. The adjustment assumes that all metals inventory has been sold within the respective period, and therefore is reflected in the Pro forma Consolidated and Condensed Consolidated Income Statement as an increase to cost of sales for the year ended 31 December 2021 and the six months ended 30 June 2022.

d)	Adjustment to eliminate the historic non-controlling interest of Yamana and recognition of the new non-controlling interest as a result of the Transaction.

e)	Represents the net deferred tax liabilities recognised as a result of the Transaction.
f)	Adjustment to reflect the fair value of the Yamana bonds at the measurement date of the Transaction, assumed to be 30 June 2022.
g)	Consolidation entries to eliminate Yamana’s at acquisition share capital and reserves.

7.	Transaction costs

Represents estimated costs as follows:

●

Once-off Gold Fields transaction costs of USD41.5 million are expected to be incurred as a direct result of the Transaction, paid from internal cash reserves. The Gold Fields transaction costs will be charged directly to income and are not deductible for tax;

●

Once-off Yamana transaction costs of USD42.0 million, which will be incurred by Yamana pre-transaction as a direct result of the Transaction. USD3.0 million has already been accrued within current liabilities. Consequently, a further USD39.0 million is raised, with the total transaction costs assumed to be paid from internal cash reserves. The Yamana transaction costs serve to decrease the net asset value on acquisition and are assumed to increase the goodwill as part of the fair value allocation exercise;

●	Once-off change-of-control severance and share based payments to Yamana employees arising as a result of the Transaction will be accounted for as follows:
●

Severance payments of USD46.4 million to be settled from internal cash reserves. The severance payments arise as a direct result of the Transaction and accordingly, are recognised as a charge to income for Gold Fields;

●

Yamana restricted share units (“RSUs”) of 2.44 million Yamana Shares will vest in accordance with the terms of the Yamana RSU Plan and will be deemed to be exchanged for Gold Fields ADSs based on the Exchange Ratio, resulting in a USD11.8 million increase in share capital;

●	Yamana deferred share units (“DSUs”) and performance share units (“PSUs”) will be deemed to be transferred to the holder thereof and settled in cash of USD47.1 million.
●

Of the Yamana RSU, DSU and PSU liabilities assumed to accrue as set out above, USD40.3 million has already been accrued within long-term incentive plan and other current liabilities. Consequently, a further USD18.2 million is raised as follows:

●	Cash – USD12.3 million; and
●	Share capital – USD5.9 million.
●

The Yamana change-of-control severance and share based payments serve to decrease the net asset value on acquisition and are assumed to increase the goodwill as part of the fair value allocation exercise. As a result of the adjustments to the long-term incentive plan and other current liabilities, the deferred tax asset has been adjusted by USD11.6 million based on the applicable tax rate of 26.5%.

Pro Forma Consolidated Income Statement for the year ended 31 December 2021

The Pro Forma Consolidated Income Statement gives effect to the Transaction as if it were concluded on 1 January 2021.

Year ended 31 December 2021 USD‘m	Gold Fields Before[1]	Yamana Gold Inc[2]	Yamana Presentation Adjustments[3]	Yamana Gold reclassified	Accounting policy differences[4]	Consideration[5]	Consolidation entries and fair value allocation[6]	Transaction costs[7]	Pro Forma after the Transaction
Revenue	4,195.2	1,815.4	-	1,815.4	-	-	-	-	6,010.6

Cost of sales	(2,374.9)	(1,255.1)	32.6	(1,222.5)	-	-	(62.5)	6(a) -	(3,659.9)

Investment income	8.3	-	2.8	2.8	-	-	-	-	11.1

Finance expense	(100.9)	(134.4)	-	(134.4)	-	-	(3.9)	6(b) -	(239.2)

Loss on financial instruments	(100.4)	-	0.3	0.3	-	-	-	-	(100.1)

Foreign exchange (loss)/gain	(1.9)	-	23.9	23.9	-	-	-	-	22.0

Other costs (net)	(49.2)	(10.7)	(24.4)	(35.1)	-	-	-	(87.8)	(172.1)

Share-based payments	(12.7)	-	(4.9)	(4.9)	-	-	-	-	(17.6)

Long-term incentive plan	(28.5)	-	0.9	0.9	-	-	-	-	(27.6)

Exploration expense	(60.6)	(31.6)	-	(31.6)	(48.2)	-	-	-	(140.4)

Share of results of equity accounted investees, net of taxation	(32.0)	0.9	-	0.9	-	-	-	-	(31.1)

Restructuring costs	(1.3)	-	-	-	-	-	-	-	(1.3)

Silicosis settlement costs	0.7	-	-	-	-	-	-	-	0.7

Impairment – net of reversal of impairment of investment and assets	(42.4)	-	-	-	-	-	-	-	(42.4)

Ghana expected credit loss	(41.1)	-	-	-	-	-	-	-	(41.1)

Profit/(loss) on disposal of assets	8.5	-	1.4	1.4	-	-	-	-	9.9
Profit before royalties and taxation	1,366.8	384.5	32.6	417.1	(48.2)	-	(66.4)	(87.8)	1,581.5
Royalties	(112.4)	-	(32.6)	(32.6)	-	-	-	-	(145.0)
Profit / (loss) before taxation	1,254.4	384.5	-	384.5	(48.2)	-	(66.4)	(87.8)	1,436.5
Mining and income taxation	(424.9)	(295.7)	-	(295.7)	-	-	28.5	6(c) -	(692.1)
Profit for the year	829.5	88.8	-	88.8	(48.2)	-	(37.9)	(87.8)	744.4

Year ended 31 December 2021 USD‘m	Gold Fields Before[1]	Yamana Gold Inc[2]	Yamana Presentation Adjustments[3]	Yamana Gold reclassified	Accounting policy differences[4]	Consideration[5]	Consolidation entries and fair value allocation[6]	Transaction costs[7]	Pro Forma after the Transaction
Profit attributable to: Owners of the parent	789.3	147.5	-	147.5	(37.0)	-	(37.9)	(87.8)	774.1
Non-controlling interests	40.2	(58.7)	-	(58.7)	(11.2)	-	-	-	(29.7)
	829.5	88.8	-	88.8	(48.2)	-	(37.9)	(87.8)	744.4
Basic earnings per share (cents)	89	15	-	15	-	-	-	-	53
Diluted earnings per share (cents)	88	15	-	15	-	-	-	-	52
Headline earnings / (loss) per share (cents)	100	15	-	15	-	-	-	-	60
Diluted Headline earnings / (loss) per share (cents)	100	15	-	15	-	-	-	-	59

Weighted average shares in issue (‘000)	887,306	963,393	-	963,393	-	576,830	(963,393)	1,462	1,465,598

Weighted average diluted shares in issue (‘000)	893,498	964,932	-	964,932	-	576,830	(964,932)	1,462	1,471,790

Headline earnings reconciliation

Profit attributable to owners of the parent	789.3	147.5	-	147.5	(37.0)	-	(37.9)	(87.8)	774.1

(Profit) / loss on disposal of assets - net	(5.9)	-	(0.9)	(0.9)	-	-	-	-	(6.8)
Gross	(8.5)	-	(1.4)	(1.4)	-	-	-	-	(9.9)

Taxation effect	2.6	-	0.5	0.5	-	-	-	-	3.1
Impairment, reversal of impairment and write off investments and assets	106.6	-	-	-	-	-	-	-	106.6

Impairment, net of reversal of impairment of investment and assets	42.4	-	-	-	-	-	-	-	42.4

Write off exploration and evaluation assets	21.3	-	-	-	-	-	-	-	21.3

Asanko Gold mine impairment	52.8	-	-	-	-	-	-	-	52.8

Taxation effect	(9.9)	-	-	-	-	-	-	-	(9.9)
Headline earnings / (loss)	890.0	147.5	(0.9)	146.6	(37.0)	-	(37.9)	(87.8)	873.9

Pro Forma Condensed Consolidated Income Statement for the six months ended 30 June 2022

The Pro Forma Condensed Consolidated Income Statement gives effect to the Transaction as if it were concluded on 1 January 2022.

Six months ended 30 June 2022 US$‘m	Gold Fields Before[1]	Yamana Gold Inc[2]	Yamana Presentation Adjustments[3]	Yamana Gold reclassified	Accounting policy differences[4]	Consideration[5]	Consolidation entries and fair value allocation[6]	Transaction costs[7]	Pro Forma after the Transaction
Revenue	2,235.3	927.5	-	927.5	-	-	-	-	3,162.8
Cost of sales	(1,300.4)	(643.7)	10.8	(632.9)	-	-	(48.6)	6(a) -	(1,981.9)
Cost of sales before amortisation and depreciation	(922.6)	(424.1)	10.8	(413.3)	-	-	(48.6)	-	(1,384.5)
Cost of sales before gold inventory change and amortisation and depreciation	(943.9)	(424.1)	11.3	(412.8)	-	-	(48.6)	-	(1,405.4)
Gold inventory change	21.3	-	(0.5)	(0.5)	-	-	-	-	20.8
Amortisation and depreciation	(377.8)	(219.6)	-	(219.6)	-	-	-	-	(597.4)
Investment income	3.5	1.5	-	1.5	-	-	-	-	5.0
Finance cost	(38.2)	(31.4)	-	(31.4)	-	-	(4.1)	6(b) -	(73.7)
Share of results of equity accounted investees net of taxation	(5.1)	-	-	-	-	-	-	-	(5.1)
Gain/(loss) on foreign exchange	16.0	5.9	-	5.9	-	-	-	-	21.9
Gain/(loss) on financial instruments	23.4	0.8	-	0.8	-	-	-		24.2
Share-based payments	(4.1)	-	(2.9)	(2.9)	-	-	-	-	(7.0)
Long-term incentive plan	(11.4)	-	(7.9)	(7.9)	-	-	-	-	(19.3)
Other costs, (net)	(11.1)	(31.4)	14.2	(17.2)	-	-	-	(87.8)	(116.1)
Exploration expenses	(32.8)	(16.6)	-	(16.6)	(33.5)	-	-	-	(82.9)
Impairment of investments and assets	(9.3)	(2.4)	-	(2.4)	-	-	-	-	(11.7)
Profit/(loss) on disposal of assets	(0.1)	0.6	-	0.6	-	-	-	-	0.5
Profit before royalties and taxation	865.7	210.8	14.2	225.0	(33.5)	-	(52.7)	(87.8)	916.7
Royalties	(58.6)	-	(14.2)	(14.2)	-	-	-	-	(72.8)
Profit before taxation	807.1	210.8	-	210.8	(33.5)	-	(52.7)	(87.8)	843.9
Mining and income taxation	(273.5)	(86.3)	-	(86.3)	-	-	19.1	6(c) -	(340.7)
Normal taxation	(224.2)	(88.0)	-	(88.0)	-	-	-	-	(312.2)
Deferred taxation	(49.3)	1.7	-	1.7	-	-	19.1	-	(28.5)
Profit for the period	533.6	124.5	-	124.5	(33.5)	-	(33.6)	(87.8)	503.2

Six months ended 30 June 2022 US$‘m	Gold Fields Before[1]	Yamana Gold Inc[2]	Yamana Presentation Adjustments[3]	Yamana Gold reclassified	Accounting policy differences[4]	Consideration[5]	Consolidation entries and fair value allocation[6]	Transaction costs[7]	Pro Forma after the Transaction
Profit attributable to: Owners of the parent	509.7	129.8	-	129.8	(25.9)	-	(33.6)	(87.8)	492.2
Non-controlling interest	23.9	(5.3)	-	(5.3)	(7.6)	-	-	-	11.0
	533.6	124.5	-	124.5	(33.5)	-	(33.6)	(87.8)	503.2

Basic earnings per share (cents)	57	14	-	14	-	-	-	-	34

Diluted earnings per share (cents)	56	14	-	14	-	-	-	-	33

Headline earnings / (loss) per share (cents)	58	13	-	13	-	-	-	-	34

Diluted Headline earnings / (loss) per share (cents)	57	13		13	-	-	-	-	34

Weighted average shares in issue (‘000)	890,641	960,520	-	960,520	-	576,830	(960,520)	1,462	1,468,933

Weighted average diluted shares in issue (‘000)	894,669	961,725	-	961,725	-	576,830	(961,725)	1,462	1,472,961

Headline earnings reconciliation

Profit attributable to owners of the parent	509.7	129.8	-	129.8	(25.9)	-	(33.6)	(87.8)	492.2

(Profit) / loss on disposal of assets - net	0.1	-	(0.4)	(0.4)	-	-	-	-	(0.3)

Gross	0.1	-	(0.6)	(0.6)	-	-	-	-	(0.5)

Taxation effect	-	-	0.2	0.2	-	-	-	-	0.2

Impairment, reversal of impairment and write off investments and assets and other, net	8.2	(2.4)	-	(2.4)	-	-	-	-	5.8

Impairment, net of reversal of impairment of investment and assets	9.3	(2.4)	-	(2.4)	-	-	-	-	6.9

Write off exploration and evaluation assets	-	-	-	-	-	-	-	-	-

Taxation effect	(1.1)	-	-	-	-	-	-	-	(1.1)

Headline earnings / (loss)	518.0	127.4	(0.4)	127.0	(25.9)	-	(33.6)	(87.8)	497.7

Notes:

1.	Gold Fields Before

Extracted from the audited consolidated annual financial statements of Gold Fields as at and for the year ended 31 December 2021 and the reviewed condensed consolidated financial statements as at and for the six months ended 30 June 2022.

2.	Yamana Gold Inc

Extracted from the audited annual consolidated financial statements of Yamana as at and for the year ended 31 December 2021 and the unaudited condensed consolidated interim financial statements as at and for the six months ended 30 June 2022.

3.	Yamana presentation adjustments

Represents reclassification adjustments to conform Yamana’s financial statement presentation to Gold Fields.

4.	Significant accounting policies

The accounting policies used to prepare the Pro Forma Financial Statements are disclosed in the Gold Fields consolidated financial statements for the year ended 31 December 2021 and the reviewed condensed consolidated financial statements for the six months ended 30 June 2022.

In order to prepare the Pro Forma Financial Statements, Gold Fields prepared an initial assessment of Yamana’s accounting policies to identify material differences from the Gold Fields accounting policies used to prepare the historical financial statements. An adjustment has been illustrated to reflect the write-off of exploration costs capitalised by Yamana for the year ended 31 December 2021 and the six months ended 30 June 2022 that would not be capitalised under Gold Fields accounting policies and practices.

5.	Consideration

On 31 May 2022, Gold Fields announced that it had entered into a definitive agreement with Yamana to acquire all the issued and outstanding common shares in a share-for-share exchange transaction. The consideration payable to Yamana shareholders at closing of the Transaction will consist of newly issued ordinary shares in Gold Fields or Gold Fields American depositary shares in accordance with a fixed exchange ratio of 0.6 for each Yamana share outstanding subject to, among other things, satisfaction or waiver of the Conditions Precedent.

6.

Consolidation entries and preliminary fair value allocation (refer note 6 to the pro forma consolidated statement of financial position) for the year ended 31 December 2021 and the six months ended 30 June 2022

a)

Represents the recognition of the estimated depreciation and amortisation relating to the preliminary fair value adjustment of property, plant and equipment and the fair value adjustment to inventory stockpiles resulting from the Transaction.

b)	Adjustment to account for finance expense as a result of the fair value adjustment to bonds.
c)	Adjustment to account for the tax effect on the pro forma adjustments.

7.	Transaction costs

Represents estimated costs as follows:

●

Once-off Gold Fields transaction costs of USD41.5 million are expected to be incurred as a direct result of the Transaction, paid from internal cash reserves. The Gold Fields transaction costs will be charged directly to income and are not deductible for tax;

●	Once-off change-of-control severance and share based payments to Yamana employees arising as a result of the Transaction will be accounted for as follows:

○

Severance payments of USD46.4 million to be settled from internal cash reserves. The severance payments arise as a direct result of the Transaction and accordingly, are recognised as a charge to income for Gold Fields.

8.	All pro forma adjustments are of a recurring nature except where otherwise stated.

ANNEXURE 4

INDEPENDENT REPORTING ACCOUNTANT’S ASSURANCE REPORT ON THE COMPILATION OF PRO FORMA FINANCIAL INFORMATION

To the Directors of Gold Fields Limited

Report on the Assurance Engagement on the Compilation of Pro Forma Financial Information included in a Circular

We have completed our assurance engagement to report on the compilation of the pro forma financial information of Gold Fields Limited (“Gold Fields” or the “Company”) by the directors. The pro forma financial information, as set out in Part VIII, paragraph 6.3 and Annexure 3 of the Circular, consist of the pro forma financial effects, the pro forma condensed consolidated statement of financial position as at 30 June 2022, the pro forma condensed consolidated income statement for the six months ended 30 June 2022, the pro forma consolidated income statement for the year ended 31 December 2021 and related notes. The applicable criteria on the basis of which the directors have compiled the pro forma financial information are specified in the JSE Limited (“JSE”) Listings Requirements and described in the Transaction Circular.

The pro forma financial information has been compiled by the directors to illustrate the impact of the proposed acquisition of Yamana Gold Inc. (“Yamana”) (the “Transaction”). As part of this process, information about the Company’s financial position and financial performance has been extracted by the directors from the Company’s financial statements for the year ended 31 December 2021, on which an audit report has been published and the six months ended 30 June 2022, which is reviewed.

Directors’ responsibility

The directors of the Company are responsible for compiling the pro forma financial information on the basis of the applicable criteria specified in the JSE Listings Requirements and described in Part VIII, paragraph 6.3 and Annexure 3 of the Transaction Circular.

Our independence and quality control

We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors, issued by the Independent Regulatory Board for Auditors’ (IRBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountant’s International Code of Ethics for Professional Accountants (including International Independence Standards).

The firm applies International Standard on Quality Control 1: Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, and, accordingly, maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting accountant’s responsibility

Our responsibility is to express an opinion about whether the pro forma financial information has been compiled, in all material respects, by the directors on the basis of the applicable criteria specified in the JSE Listings Requirements and described in Part VIII, paragraph 6.3 and Annexure 3 of the Transaction Circular based on our procedures performed.

We conducted our engagement in accordance with the International Standard on Assurance Engagements (ISAE) 3420, Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus issued by the International Auditing and Assurance Standards Board. This standard requires that we plan and perform our procedures to obtain reasonable assurance about whether the pro forma financial information has been compiled, in all material respects, on the basis specified in the JSE Listings Requirements.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information.

The purpose of pro forma financial information is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the company as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction would have been as presented.

A reasonable assurance engagement to report on whether the pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the directors in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

●	The related pro forma adjustments give appropriate effect to those criteria; and

●	The pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on our judgement, having regard to our understanding of the nature of the Company, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.

Our engagement also involves evaluating the overall presentation of the pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria specified by the JSE Listings Requirements and described in Part VIII, paragraph 6.3 and Annexure 3 of the Transaction Circular.

PricewaterhouseCoopers Inc.

Director: PC Hough

Registered Auditor

Johannesburg, South Africa

19 October 2022

ANNEXURE 5

SUMMARY OF THE ARRANGEMENT AGREEMENT AND SUPPORT AGREEMENTS

The Arrangement Agreement

The following summarises material provisions of the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement that is important to Gold Fields Shareholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Arrangement Agreement and not by this summary or any other information contained in this Transaction Circular. Gold Fields Shareholders are urged to read the Arrangement Agreement carefully and in its entirety, as well as this Transaction Circular, before making any decisions regarding the Arrangement. This summary is subject to, and qualified in its entirety by the full text of the Arrangement Agreement which is available for inspection in accordance with paragraph 15 of “Part VIII – Transaction Circular to Gold Fields Shareholders”. All capitalised terms used in this summary of the Arrangement Agreement shall have the meaning ascribed to them in the Arrangement Agreement, unless the context indicates otherwise.

In reviewing the Arrangement Agreement and this summary, readers are advised that this summary has been included to provide Gold Fields Shareholders with information regarding the terms of the Arrangement Agreement and is not intended to provide any other factual information about Gold Fields, Yamana or any of their Subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of the Parties to the Arrangement Agreement, which are summarised below. These representations and warranties have been made solely for the benefit of the other Parties to the Arrangement Agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

•

have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by Gold Fields Shareholders or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and described below may have changed since the date of the Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Transaction Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Transaction Circular and in the documents incorporated by reference into this Transaction Circular.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties, all of which are qualified by public disclosure and many of which are qualified by Yamana Material Adverse Effect or Gold Fields Material Adverse Effect, made by each Party to the other Party. The statements embodied in those representations and warranties were made solely for purposes of the Arrangement Agreement and are subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms.

Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for the purpose of allocating risk between Gold Fields and Yamana rather than establishing matters as facts.

The representations and warranties of each of Gold Fields and Yamana relate to the following matters: organisation and qualification; authority relative to the Arrangement Agreement; no conflict; required filings and consent; Subsidiaries; compliance with Laws and constating documents; Authorisations; capitalisation; shareholder and similar agreements; stock exchange compliance; U.S. Securities Law matters; public filings; financial statements; undisclosed liabilities; compliance with the Sarbanes-Oxley Act; title matters; no defaults under leases and agreements; expropriation; mineral reserves and mineral resources; royalties and rentals paid; environmental matters; employment matters; absence of certain changes or events; litigation; Taxes; books and records; insurance; non-arm’s length transactions; restrictions on business activities; material contracts; anti-corruption; sanctions; and brokers and expenses.

The Arrangement Agreement also contains certain representations and warranties made solely by Yamana with respect to: reporting issuer status; intellectual property; benefit plans; indigenous claims; community groups; opinions of financial advisors; cultural business; no “collateral benefit”; and the Hart-Scott-Rodino Antitrust Improvement Act of 1976; and made solely by Gold Fields with respect to South African securities law matters; ownership of Yamana Shares; freely tradeable Consideration Shares; and Investment Canada Act.

Covenants

Gold Fields and Yamana have agreed to undertake certain covenants between the date of the Arrangement Agreement and the Effective Time. Set forth below is a brief summary of certain of those covenants.

Efforts to Obtain Required Yamana Shareholder Approval

The Arrangement Agreement requires Yamana to schedule the Yamana Meeting as soon as reasonably practicable, provided that the Gold Fields Meeting is scheduled to occur or is reasonably capable of being scheduled to occur on a date that is within five Business Days of the Yamana Meeting.

In general, Yamana is not permitted to adjourn the Yamana Meeting without the prior consent of Gold Fields, except as required by Law. However, if the Gold Fields Meeting is scheduled to occur on a date that is more than five Business Days after the Yamana Meeting, Yamana may adjourn the Yamana Meeting in order to ensure that it occurs on a date that is within five Business Days of the Gold Fields Meeting. In addition, if Yamana provides notice to Gold Fields that it has received a Yamana Superior Proposal (as further discussed under “– Non-Solicitation Covenants” below) less than seven Business Days before the date of the Yamana Meeting, Yamana may, or Gold Fields may require Yamana to, adjourn the Yamana Meeting to a date that is not more than seven Business Days after the scheduled date of the Yamana Meeting; provided, however, that the Yamana Meeting may not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

Unless the Yamana Board has made a Yamana Change in Recommendation as permitted under the Arrangement Agreement (as further discussed in “– Non-Solicitation Covenants” below), Yamana has agreed to include in the Yamana Circular the Yamana Board Recommendation, copies of the Yamana Fairness Opinions, a statement that the Yamana Board has received the Yamana Fairness Opinions and has unanimously determined, after receiving legal and financial advice, that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Yamana and statements that each of the Yamana Supporting Shareholders has entered into the Yamana Support Agreements pursuant to which they have agreed, among other things, to vote their Yamana Shares in favour of the Arrangement Resolution.

Efforts to Obtain Required Gold Fields Shareholder Approval

Gold Fields is required to use commercially reasonable efforts to schedule the Gold Fields Meeting as soon as reasonably practicable following receipt of the JSE Approval in respect of this Transaction Circular.

In general, Gold Fields is not permitted to adjourn the Gold Fields Meeting without the prior consent of Yamana, except as required by Law. However, if Gold Fields provides notice to Yamana that it has received a Gold Fields Superior Proposal (as further discussed under “– Non-Solicitation Covenants” below) less than seven Business Days before the date of the Gold Fields Meeting, Gold Fields may, or Yamana may, require Gold Fields to, adjourn the Gold Fields Meeting to a date that is not more than seven Business Days after the scheduled date of the Gold Fields Meeting; provided, however, that the Gold Fields Meeting may not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

Unless the Gold Fields Board has made a Gold Fields Change in Recommendation as permitted under the Arrangement Agreement (as further discussed under “– Non-Solicitation Covenants” below), Gold Fields will include in this Transaction Circular, the Gold Fields Board Recommendation, a statement that the Gold Fields Board has unanimously determined, after receiving legal and financial advice, that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Gold Fields and statements that each of the Gold Fields Supporting Shareholders have entered into Gold Fields Support Agreements pursuant to which they have agreed, among other things, to vote their Gold Fields Shares in favour of the Gold Fields Resolutions.

Conduct of Business

Each of Gold Fields and Yamana has undertaken until the Effective Time (or, if earlier, the date the Arrangement Agreement is terminated in accordance with its terms), unless expressly required or permitted under certain provisions of the Arrangement Agreement, as required by applicable Law or a Governmental Entity, as required to comply with, or implement any COVID-19 Measures, or unless the other Party consents in writing, to and to cause each of its Subsidiaries to (a) in all material respects conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business, and (b) use commercially reasonable efforts to preserve intact its and their present business organisation, goodwill, business relationships and assets and to keep available the services of their officers and employees as a group.

Without limiting the generality of the foregoing, each of Gold Fields and Yamana has undertaken not to, and to cause each of their respective Subsidiaries not to, directly or indirectly (nor to authorise, agree to, propose, enter into or modify any Contract to do any of the below matters or resolve to do so):

•	amend or propose to amend its constating documents (and in the case of Gold Fields, the Deposit Agreement) or those of their respective Subsidiaries;

•

except as specified in the Arrangement Agreement, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Yamana Shares or Gold Fields Shares, as applicable, except for (a) regular dividends to Yamana Shareholders and Gold Fields Shareholders, respectively, in the ordinary course consistent with past practice, and (b) any such action solely between or among Yamana or Gold Fields and their respective Subsidiaries or between or among Subsidiaries of Yamana or between or among Subsidiaries of Gold Fields, as applicable;

•

issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to any of the foregoing with respect to any of Yamana’s or Gold Fields’, as applicable, equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any of Yamana’s or Gold Fields’, as applicable, equity or voting interests or other securities or any shares of their respective Subsidiaries, other than as specifically provided in the Arrangement Agreement;

•	sub-divide, split, combine or reclassify any outstanding Yamana Shares or Gold Fields Shares, as applicable, or, in the case of Yamana, the securities of any of its Subsidiaries;

•

redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Yamana Shares or Gold Fields Shares, as applicable, or other securities of Yamana or Gold Fields, as applicable, or any securities of their respective Subsidiaries, other than (a) purchases of Yamana Shares or Gold Fields Shares, as applicable, in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of Yamana equity awards or Gold Fields equity awards, as applicable, and (b) in respect of Gold Fields, ordinary course purchases of Gold Fields Shares made in the public markets at the prevailing market price;

•	amend the terms of any securities of Yamana or its Subsidiaries or Gold Fields, as applicable;

•	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Yamana or any of its Subsidiaries or Gold Fields, as applicable;

•	reorganise, amalgamate or merge Yamana or its Subsidiaries or Gold Fields, as applicable, with any other Person;

•

except as specified in the Arrangement Agreement, sell, pledge, lease, dispose of, mortgage, license, encumber or otherwise transfer or agree to any of the foregoing with respect to (a) in the case of Yamana, any of Yamana’s or any of its Subsidiaries’ assets or interests in its assets or its Subsidiaries assets, and (b) in the case of Gold Fields, any of Gold Fields’ or any of its Subsidiaries’ material assets or interest in its assets or its Subsidiaries assets;

•

except as specified in the Arrangement Agreement, acquire or agree to acquire, directly or indirectly, any Person, or, other than investments required by existing Contracts to which a Yamana JV Entity (as defined in the Arrangement Agreement) or Gold Fields, as applicable, is a party or bound, make any investment or agree to make any investment, directly or indirectly, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person, other than (a) in the case of Yamana, such investments in securities that do not exceed in the aggregate USD10 million, and (b) in the case of Gold Fields, transactions that are (i) for consideration less than USD50 million individually or USD500 million in the aggregate, (ii) in the ordinary course or business, or (iii) between two or more wholly-owned Subsidiaries of Gold Fields or between Gold Fields and one or more of its wholly-owned Subsidiaries;

•	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law;

•	reduce the stated capital of the Yamana Shares or any of its Subsidiaries or the Gold Fields Shares, as applicable; and

•	materially change the business carried on by, as applicable, Yamana and its Subsidiaries, as a whole or Gold Fields and its Subsidiaries, as a whole.

In addition, Yamana has undertaken not to, and to cause each of its Subsidiaries not to, directly or indirectly (nor to authorise, agree to, propose, enter into or modify any Contract to do any of the below matters or resolve to do so):

•	incur any indebtedness to fund, directly or indirectly the payment of any dividend or other distribution in respect of any Yamana Shares other than in the ordinary course of business;

•	except as specified in the Arrangement Agreement, incur any capital expenditures or enter into any agreement obligating Yamana or its Subsidiaries to provide for future capital expenditures;

•

(a) except as specified in the Arrangement Agreement, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Yamana or its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, or (b) make any loans, advances (other than any advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other Person, other than to any joint venture of Yamana or any of its Subsidiaries in the ordinary course of business or to Yamana or any of its Subsidiaries or in connection with sale-leaseback transactions;

•

pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations other than (a) the payment, discharge, satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in Yamana or its Subsidiaries’ financial statements or incurred in the ordinary course of business or (b) payment of any fees related to the Arrangement;

•

enter into any agreement that, if entered into prior to the date of the Arrangement Agreement, would be considered a Yamana Material Contract, or modify, amend in any material respect, transfer or terminate any Yamana Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

•

enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with Yamana financial risk management policy;

•

except as specified in the Arrangement Agreement, (a) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or employee of Yamana or any of its Subsidiaries; (b) grant, accelerate, or increase any payment, bonus, award (equity or otherwise) or other benefits payable to, or for the benefit of, any director, officer or employee of Yamana or any of its Subsidiaries; (c) increase the coverage, contributions, funding requirements or benefits available under any Yamana Benefit Plan or create any new benefit plan which would be considered to be a Yamana Benefit Plan once created; (d) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or consultant of Yamana or any of its Subsidiaries, or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except for base salary increases for employees (other than senior employees) in the ordinary course of business; (e) make any material determination under any of Yamana’s benefits plans that is not in the ordinary course of business; (f) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Yamana Benefit Plan; or (g) take or propose any action to effect any of the foregoing;

•	terminate the employment of any senior employee, except for cause, or hire any senior employee;

•

take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorisations necessary to conduct its businesses as now conducted, and use its commercially reasonable efforts to maintain such Authorisations; or

•

subject to certain exceptions set out in the Arrangement Agreement, take any action inconsistent with past practice relating to the filing of any Tax returns or the withholding, collecting, remitting and payment of any Tax; amend any Tax return or change any of its methods of reporting; make, change or revoke any material election relating to Taxes, enter into any Tax sharing, allocation, waiver or indemnification agreement or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; settle (or offer to settle) any material Tax claim, audit, proceeding or re-assessment; make a request for a Tax ruling to any Governmental Entity or make any investments in any corporation that is a “foreign affiliate” of Yamana or any of its Subsidiaries, as set forth in the Arrangement Agreement.

Further, Yamana is required to use all commercially reasonable efforts to cause its insurance (or re-insurance) policies maintained by Yamana or its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse subject to certain exceptions.

Mutual Covenants

Each of Gold Fields and Yamana has undertaken that, other than in connection with obtaining the required Regulatory Approvals, that, from the date of the Arrangement Agreement until the earlier of the Effective Time or the time that the Arrangement Agreement is terminated in accordance with its terms, it will:

•

use its commercially reasonable efforts to complete the Arrangement, including by obtaining all necessary waivers, consents and approvals required pursuant to certain material Contracts, obtaining all necessary material Authorisations required under applicable Laws, fulfilling all conditions to closing and co-operating in connection with the performance of its obligations under the Arrangement Agreement;

•

not take any action, refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated in the Arrangement Agreement, including (a) taking any action or the entering into of any transaction that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, any Regulatory Approval or otherwise prevent, delay or impede the consummation of the transactions contemplated by the Arrangement Agreement, and (b) taking any action or knowingly failing to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a “reorganisation” under Section 368 of the Code;

•

use commercially reasonable efforts to: (a) defend all lawsuits or other legal, regulatory or other proceedings against itself or any of its Subsidiaries challenging or affecting the Arrangement Agreement or the transactions contemplated in the Arrangement Agreement, (b) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order relating to itself or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement, and (c) appeal, overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from consummating the Arrangement; and

•	carry out the terms of the Interim Order and Final Order.

Yamana Employment Matters

Each of Gold Fields and Yamana has acknowledged and agreed that the outstanding Yamana Equity Awards will be treated in accordance with the provisions of the Plan of Arrangement. In furtherance thereof, prior to the Effective Date and conditional upon the occurrence of the Effective Time, Yamana will, in the form and substance satisfactory to Gold Fields, amend, if necessary, the Yamana PSU Plan and any grant agreements pursuant thereto and take all other steps necessary or desirable to give effect to, upon the Effective Time, the modifications to the Yamana PSU Plan necessary to reflect (a) that Gold Fields is the successor to Yamana under the Yamana PSU Plan pursuant to its terms and (b) that any payments to be made on the redemption or settlement of the Yamana PSUs will be calculated by reference to the Gold Fields ADSs.

Each of Gold Fields and Yamana has also acknowledged that the Arrangement will result in a “change of control” for the purposes of certain of Yamana’s employment agreements and the Yamana Benefits Plans. Gold Fields has agreed, after the Effective Time, to cause Yamana and any successor to Yamana to honour and comply in all material respects with the terms of all existing employment, indemnification, change in control, change of control, severance, termination or other compensation arrangements and employment and severance obligations of Yamana or any of its Subsidiaries that were entered into prior to the date of, or as disclosed pursuant to, the Arrangement Agreement.

Regulatory Approvals

In respect of the Competition Act Approval and the Investment Canada Act Approval, Gold Fields has agreed to file, within ten Business Days after the execution of the Arrangement Agreement (a) a submission requesting an Advance Ruling Certificate or, in the alternative, a No Action Letter with the Commissioner, and (b) an application for review under the Investment Canada Act with the responsible Minister with respect to the transaction contemplated by the Arrangement Agreement, including Gold Fields’ proposed written undertakings to the Minister or his designees.

Each of Gold Fields and Yamana has agreed to, and to cause their respective Subsidiaries to, file, as promptly as practicable after the execution of the Arrangement Agreement, any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to obtain any other regulatory approvals, including approval of the SARB and the JSE.

Each of Gold Fields and Yamana has agreed to use its commercially reasonable efforts to: (a) obtain the regulatory approvals at the earliest possible date; (b) respond promptly to any request for additional information or documentary materials made by any Governmental Entity in connection with the regulatory approvals; and (c) make such further filings as may be necessary, proper or advisable in connection therewith. With respect to obtaining the regulatory approvals, the Parties have undertaken to cooperate with one another and provide such assistance as the other may reasonably request in connection with obtaining the regulatory approvals.

Each of Gold Fields and Yamana has agreed not to enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the regulatory approvals required under the Arrangement Agreement materially more difficult or challenging, or cause a material delay.

Each of Gold Fields and Yamana has agreed to use its commercially reasonable efforts to take or cause to be taken all actions necessary or advisable on their respective parts to consummate the transactions contemplated by the Arrangement Agreement as promptly as practicable after the execution of the Arrangement Agreement. To the extent that the Minister or his designees propose any amendments or require enhancements to the proposed written undertakings contemplated in the Arrangement Agreement, Gold Fields has agreed to use its commercially reasonable efforts to propose, negotiate and enter into undertakings necessary to obtain the Investment Canada Act Approval.

Pre-Acquisition Reorganisation

Subject to certain limitations as set forth in the Arrangement Agreement, Yamana has agreed that, at Gold Fields’ request, it will use commercially reasonable efforts to perform such reorganisations of its corporate structure, capital structure, business, operations and assets or such other transactions as Gold Fields may request prior to the Effective Date, acting reasonably (each, a “Pre-Acquisition Reorganisation”), and to cooperate with Gold Fields and its advisors to determine the nature of the Pre-Acquisition Reorganisations that might be undertaken and the manner in which they would most effectively be undertaken. Gold Fields is required to provide written notice to Yamana of any proposed Pre-Acquisition Reorganisation in reasonable written detail at least 15 Business Days prior to the Effective Time.

Yamana and its Subsidiaries will not be obligated to participate in any such Pre-Acquisition Reorganisation unless such Pre-Acquisition Reorganisation, in the opinion of Yamana, acting reasonably: (a) cannot reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to Yamana Shareholders incrementally greater than the Taxes to such Party in connection with the consummation of the Arrangement absent any Pre-Acquisition Reorganisation; (b) is not prejudicial to Yamana and its Subsidiaries, taken as a whole, or Yamana’s securityholders in any material respect; (c) does not require Yamana to obtain the approval of Yamana Securityholders or proceed absent any required consent of any third party (including any Regulatory Approval); (d) does not result in any material breach by Yamana or any of its Subsidiaries of any Yamana Material Contract, Regulatory Approval or their respective organisational documents or applicable Law; (e) does not unreasonably interfere with Yamana’s material operations prior to the Effective Time; (f) does not require Yamana or its Subsidiaries to contravene any Contract, Regulatory Approval or applicable Laws, or their respective organisational documents; (g) can be completed immediately prior to the Effective Date; and (h) does not impair the ability of Yamana to consummate, and will not prevent or materially delay the consummation of, the Arrangement, and would not reasonably be expected to prevent any Person from making a Yamana Superior Proposal.

Unless the Arrangement is not completed due to a breach by Yamana of the terms and conditions of the Arrangement Agreement or in circumstances that would give rise to the payment by Yamana of the Yamana Termination Fee, Gold Fields has agreed that it will be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganisation.

Certain Other Covenants and Agreements

The Arrangement Agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Gold Fields and Yamana in connection with public announcements and communications to Yamana Shareholders and Gold Fields Shareholders, as applicable;

•	cooperation between Gold Fields and Yamana in the preparation and filing of this Transaction Circular and the Yamana Circular;

•

the use of reasonable best efforts by Gold Fields to obtain approval of listing, by the Effective Time, of (a) the Gold Fields Shares issuable pursuant to the Arrangement on the JSE, and (b) the Gold Fields ADSs issuable pursuant to the Arrangement on the NYSE and Yamana’s agreement to use reasonable best efforts to cooperate with Gold Fields in connection with the foregoing;

•	Gold Fields depositing with the depositary under the Deposit Agreement sufficient Gold Fields Shares underlying the Gold Fields ADSs comprising the applicable portion of the Consideration Shares;

•

the use of commercially reasonable efforts by Gold Fields to ensure that the Gold Fields Shares forming part of the Consideration are either registered or qualified under all applicable U.S. Securities Laws, or exempt from such registration and qualification requirements;

•	access by each Party to certain information about the other Party during the period prior to the Effective Time and the Parties’ agreement to keep such information confidential; and

•	indemnification of directors and officers of Yamana and its Subsidiaries in respect of claims arising from facts or events which occurred on or prior to the Effective Time.

Non-Solicitation Covenants

Each of Gold Fields and Yamana have agreed not to, and to cause their respective Subsidiaries and each of their respective directors, officers, employees not, and to use their reasonable best efforts to cause their respective Representatives not to:

•

solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Yamana Acquisition Proposal or a Gold Fields Acquisition Proposal, as applicable, except as expressly permitted in the Arrangement Agreement;

•

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person in respect of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Yamana Acquisition Proposal or a Gold Fields Acquisition Proposal, as applicable;

•

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, except as expressly permitted by the Arrangement Agreement;

•

(a) fail to make, or withdraw, amend, modify or qualify, in a manner adverse to the other Party or fail to publicly reaffirm (without qualification) the Yamana Board Recommendation or Gold Fields Board Recommendation, as applicable, within five Business Days (and in any case prior to the third Business Day prior to the date of the Yamana Meeting or the Gold Fields Meeting, as applicable) after having been requested in writing by the other Party to do so (acting reasonably), (b) accept, approve, endorse or recommend a Yamana Acquisition Proposal or a Gold Fields Acquisition Proposal, as applicable (or publicly propose to do so), (c) take no position or a neutral position with respect to a Yamana Acquisition Proposal or a Gold Fields Acquisition Proposal, as applicable, for more than five Business Days (or beyond the third Business Day prior to the date of the Yamana Meeting or the Gold Fields Meeting, as applicable, if such date is sooner) after the public announcement of such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, or (d) resolve or propose to take any of the foregoing actions; or

•	make any public announcement or take any other action inconsistent with the Yamana Board Recommendation or the Gold Fields Board Recommendation, as applicable.

Each of Gold Fields and Yamana has agreed to, and to cause their respective Subsidiaries and Representatives to, immediately cease any existing solicitation, discussions, negotiations or other activities commenced prior to the date of the Arrangement Agreement with any Person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, a Yamana Acquisition Proposal or a Gold Fields Acquisition Proposal, as applicable.

Each of Gold Fields and Yamana has agreed to discontinue access to, and disclosure of, their and their respective Subsidiaries’ confidential information, to request the return or destruction of all confidential information previously provided to any Person (other than to one another) as soon as possible, and in any event within two Business Days following the execution of the Arrangement Agreement, and to enforce all standstill, confidentiality, non-disclosure, business purpose, use or similar agreements or restrictions to which it or their respective Subsidiaries is a party.

Each of Gold Fields and Yamana must notify the other Party as soon as practicable, and in any event within 24 hours, of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Yamana Acquisition Proposal or a Gold Fields Acquisition Proposal, as applicable, that it receives or otherwise becomes aware of, and keep the other Party promptly and fully informed of the material developments and discussions and negotiations with respect to such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable.

If at any time prior to Yamana receiving the Yamana Shareholder Approval or Gold Fields receiving the Gold Fields Shareholder Approval, as applicable, Yamana or Gold Fields, respectively, receives an unsolicited bona fide written Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, that did not result from a breach of the Arrangement Agreement (and which has not been withdrawn) and the Yamana Board or Gold Fields Board, as applicable, determines, in good faith after consultation with its respective outside financial and legal advisors, that such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, respectively, constitutes or would reasonably be expected to constitute a Yamana Superior Proposal or a Gold Fields Superior Proposal, respectively (disregarding, for the purposes of such determination, any due diligence or access condition to which such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, is subject), then Yamana or Gold Fields, as applicable, may (x) enter into, participate in, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, and (y) provide the Person making such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, with, or access to, confidential information regarding itself and its Subsidiaries, but only to the extent that the other Party had previously been, or is concurrently, provided with, or access to, the same information, if, and only if: (i) prior to participating in any discussions or negotiations with such Person or providing such Person with, or access to, confidential information regarding itself and its Subsidiaries: (A) such Party promptly delivers a written notice to the other Party stating its intention to participate in such discussions or negotiations and to provide such Person with, or access to, confidential information, which notice will include confirmation of the determination by such Party’s board of directors that such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, constitutes or would reasonably be expected to constitute a Yamana Superior Proposal or a Gold Fields Superior Proposal, as applicable; and (B) such Party has entered into a confidentiality and standstill agreement on terms no less favourable in aggregate to such Party than the Confidentiality Agreement, a final executed copy of which is provided to the other Party; and (ii) such Party is in compliance with its non-solicitation covenants contained in the Arrangement Agreement.

Each of Yamana or Gold Fields may make a Yamana Change in Recommendation or a Gold Fields Change in Recommendation, respectively, and/or approve, accept or enter into a Permitted Acquisition Agreement in respect of a Yamana Superior Proposal or Gold Fields Superior Proposal, respectively, if and only if all of the following conditions are satisfied:

•

the Yamana Board or Gold Fields Board, as applicable, has determined that the Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, respectively, constitutes a Yamana Superior Proposal or a Gold Fields Superior Proposal, respectively;

•	the Yamana Shareholder Approval or the Gold Fields Shareholder Approval, as applicable, has not been obtained;

•	such Party has been, and continues to be, in compliance with its non-solicitation covenants contained in the Arrangement Agreement in all material respects;

•

such Party provides the other Party with (A) written notice that such Party’s board of directors has determined that there is a Yamana Superior Proposal or Gold Fields Superior Proposal, as applicable, (B) confirmation of the determination by such Party’s board of directors of the value or range of values in financial terms that such board of directors, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Yamana Superior Proposal or Gold Fields Superior Proposal, as applicable; (C) confirmation of the intention of such Party to enter into a Permitted Acquisition Agreement, if applicable; and (D) a copy of the proposed definitive agreement for the Yamana Superior Proposal or Gold Fields Superior Proposal, as applicable, or, if applicable, the Permitted Acquisition Agreement and all supporting materials;

•	at least five Business Days (the “Response Period”) have elapsed from the date the other Party received the written notice and documentation referred to above;

•

during the Response Period, the other Party had the opportunity (but not the obligation) to offer to amend the Arrangement Agreement in order for such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, to cease to be a Yamana Superior Proposal or Gold Fields Superior Proposal, respectively; and

•

if the other Party has proposed to amend the terms of the Arrangement, the Yamana Board or Gold Fields Board, as applicable, after consultation with its respective outside financial and legal advisors, determines that the Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, respectively, remains a Yamana Superior Proposal or Gold Fields Superior Proposal, respectively, compared to the other Party’s proposed amendment to the terms of the Arrangement. Each successive modification of any Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Yamana Shareholders or the Gold Fields Shareholders, respectively, or other material terms or conditions thereof, will require a new written notice and a new five Business Day period commencing at the time of such new notice.

Notwithstanding any Yamana Change in Recommendation or Gold Fields Change in Recommendation, as applicable, or the entering into of a Permitted Acquisition Agreement in respect of a Yamana Superior Proposal or Gold Fields Superior Proposal, as applicable, unless the Arrangement Agreement has been terminated in accordance with its terms, the Party whose board of directors changed its recommendation must still hold the Yamana Meeting or the Gold Fields Meeting, as applicable, and allow the Yamana Shareholders or the Gold Fields Shareholders, respectively, to vote on the Arrangement Resolution or the Gold Fields Resolutions, respectively, and such Party is not permitted, except in accordance with applicable Law, to submit to a vote of the Yamana Shareholders or the Gold Fields Shareholders, as applicable, any Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, respectively, other than the Arrangement Resolution or the Gold Fields Resolutions, respectively, prior to the termination of the Arrangement Agreement. In addition, each of Gold Fields and Yamana have agreed that any Permitted Acquisition Agreement entered into in accordance with the terms of the Arrangement Agreement will in all instances satisfy each of the criteria of a Permitted Acquisition Agreement and each Party will not amend, waive or otherwise vary any of the provisions of such Permitted Acquisition Agreement in a manner which would be inconsistent with each of the criteria of a Permitted Acquisition Agreement.

The Yamana Board or the Gold Fields Board, as applicable, will reaffirm the Yamana Board Recommendation or the Gold Fields Board Recommendation, respectively, by press release after any Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, respectively, that is determined to not be a Yamana Superior Proposal or a Gold Fields Superior Proposal, respectively, is publicly announced or the Yamana Board or the Gold Fields Board, as applicable, determines that a proposed amendment to the terms of the Arrangement Agreement would result in a Yamana Acquisition Proposal or a Gold Fields Acquisition Proposal, respectively, no longer being a Yamana Superior Proposal or a Gold Fields Superior Proposal, respectively.

Conditions Precedent

The completion of the Arrangement is subject to the satisfaction of the following conditions which may be waived, in whole or in part, with the mutual consent of the Parties:

•	the Arrangement Resolution will have been duly approved by the Yamana Shareholders at the Yamana Meeting in accordance with the Interim Order and applicable Law;

•	the Gold Fields Resolutions will have been duly approved at the Gold Fields Meeting in accordance with applicable Law;

•

the Interim Order and the Final Order will each have been obtained on terms consistent with the Arrangement Agreement and in form and substance acceptable to each of Gold Fields and Yamana, acting reasonably, and will not have been set aside or modified in a manner unacceptable to either Yamana or Gold Fields, each acting reasonably, on appeal or otherwise;

•

no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or Law which is in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

•

the Gold Fields Shares to be issued pursuant to the Arrangement will, subject to customary conditions, have been approved for listing on the JSE and accepted for settlement by Strate and the Gold Fields ADSs to be issued pursuant to the Arrangement will, subject to customary conditions, have been approved for listing on the NYSE;

•	all of the Key Regulatory Approvals will have been obtained; and

•	the Consideration Shares will be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof.

The obligation of Gold Fields to complete the Arrangement is subject to the fulfilment of the following additional conditions, each of which may be waived by Gold Fields, in whole or in part at any time, in its sole discretion:

•

(i) the representations and warranties of Yamana in the Arrangement Agreement regarding (a) organisation and qualification, authority relative to the Arrangement Agreement and absence of certain changes or events will be true and correct in all respects as of the date of the Arrangement Agreement, and as of the Effective Time as if made as at and as of such time, (b) capitalisation and Subsidiaries will be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement, and as of the Effective Time as if made as at and as of such time, and (c) all other matters will be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time, except (in the case of clause (c)) where the failure of such representations and warranties to be true and correct in all respects, individually or in the aggregate, does not constitute a Yamana Material Adverse Effect; and (ii) Yamana will have provided to Gold Fields a certificate of two senior officers of Yamana certifying (on Yamana’s behalf and without personal liability) the foregoing and dated the Effective Date;

•

Yamana will have complied in all material respects with all of its covenants in the Arrangement Agreement and will have provided to Gold Fields a certificate of two senior officers of Yamana certifying (on Yamana’s behalf and without personal liability) compliance with such covenants dated the Effective Date;

•

there will not be pending or threatened in writing any proceeding by any Governmental Entity or any other Person that the Gold Fields Board has determined in good faith, in consultation with its outside legal advisors, is reasonably likely to result in an imposition of material limitations on the ability of Gold Fields to complete the Arrangement or acquire or hold, or exercise fully rights of ownership of, any Yamana Shares;

•

since the date of the Arrangement Agreement, there will not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any Yamana Material Adverse Effect that has not been cured, and Yamana will have provided to Gold Fields a certificate of two senior officers of Yamana to that effect (on Yamana’s behalf and without personal liability); and

•	Dissent Rights will not have been exercised (or, if exercised, will not remain withdrawn) with respect to more than 5% of the issued and outstanding Yamana Shares.

The obligation of Yamana to complete the Arrangement is subject to the fulfillment of each of the following additional conditions, each of which may be waived by Yamana, in whole or in part at any time, in its sole discretion:

•

(i) the representations and warranties of Gold Fields in the Arrangement Agreement regarding (a) organisation and qualification, authority relative to the Arrangement Agreement and absence of certain changes or events will be true and correct in all respects as of the date of the Arrangement Agreement, and as of the Effective Time as if made as at and as of such time; (b) capitalisation will be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement, and as of the Effective Time as if made as at and as of such time, and (c) all other matters will be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time, except where (in the case of clause (c)) the failure of such representations and warranties to be true and correct in all respects, individually or in the aggregate, does not constitute a Gold Fields Material Adverse Effect; and (ii) Gold Fields will have provided to Yamana a certificate of two senior officers of Gold Fields certifying (on Gold Fields’ behalf and without personal liability) the foregoing dated the Effective Date;

•

Gold Fields will have complied in all respects with its covenants in the Arrangement Agreement regarding payment of Consideration and in all material respects regarding its other covenants in the Arrangement Agreement, and will have provided to Yamana a certificate of two senior officers of Gold Fields certifying (on Gold Fields’ behalf and without personal liability) compliance with such covenants dated the Effective Date; and

•

since the date of the Arrangement Agreement, there will not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any Gold Fields Material Adverse Effect in respect of Gold Fields, and Gold Fields will have provided to Yamana a certificate of two senior officers of Gold Fields to that effect (on Gold Fields’ behalf and without personal liability).

Termination of the Arrangement Agreement

Termination by Either Party

The Arrangement Agreement may be terminated prior to the Effective Time by mutual written agreement of the Parties or by either Gold Fields or Yamana if:

•

the Effective Time has not occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failures;

•

a final and non-appealable Law, Order or enjoinment has been enacted, entered or promulgated following the execution of the Arrangement Agreement that remains in effect and makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from consummating the Arrangement;

•

Yamana Shareholder Approval is not obtained at the Yamana Meeting, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failure; or

•

Gold Fields Shareholder Approval is not obtained at the Gold Fields Meeting, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failure.

Termination by Gold Fields

The Arrangement Agreement may be terminated prior to the Effective Time by Gold Fields if:

•	the Yamana Board makes a Yamana Change in Recommendation and/or Yamana or any of its Subsidiaries accepts, approves, executes or enters into a Permitted Acquisition Agreement;

•	Yamana has breached its non-solicitation covenants contained in the Arrangement Agreement in any material respect;

•	a Yamana Material Adverse Effect has occurred which is incapable of being cured prior to the Outside Date; or

•

Yamana has breached any of its representations or warranties or failed to perform any covenants or agreements, which breach or failure to perform would cause any condition relating to Yamana’s representations, warranties or covenants not to be fulfilled and such conditions are incapable of being satisfied by the Outside Date.

Termination by Yamana

The Arrangement Agreement may be terminated prior to the Effective Time by Yamana if:

•	the Gold Fields Board makes a Gold Fields Change in Recommendation and/or Gold Fields or any of its Subsidiaries accepts, approves, executes or enters into a Permitted Acquisition Agreement;

•	Gold Fields has breached its non-solicitation covenants contained in the Arrangement Agreement in any material respect;

•	a Gold Fields Material Adverse Effect has occurred which is incapable of being cured prior to the Outside Date; or

•

Gold Fields has breached any of its representations or warranties or failed to perform any covenants or agreements, which breach or failure to perform would cause any condition relating to Gold Fields’ representations, warranties or covenants not to be fulfilled and such conditions are incapable of being satisfied by the Outside Date.

Termination Fees Payable by Gold Fields and Yamana

Yamana is required to pay the Yamana Termination Fee to Gold Fields in the event that the Arrangement Agreement is terminated:

•

by Gold Fields due to: (a) the occurrence of a Yamana Change in Recommendation, (b) Yamana or any of its Subsidiaries accepting, approving, executing or entering into a Permitted Acquisition Agreement, or (c) Yamana breaching its non-solicitation covenants in any material respect;

•

by either Party due to a failure to obtain the Yamana Shareholder Approval following a Yamana Change in Recommendation and/or Yamana or any of its Subsidiaries accepting, approving, executing or entering into a Permitted Acquisition Agreement; or

•

by either Party due to the Effective Time not occurring prior to the Outside Date or a failure to obtain the Yamana Shareholder Approval, or by Gold Fields if Yamana is in breach of its representations, warranties, or covenants under the Arrangement Agreement, but only, in each case, if:

(a)

prior to such termination, a bona fide Yamana Acquisition Proposal has been made and publicly announced by any Person (other than Gold Fields and its affiliates) and is not withdrawn at least five Business Days prior to the date of the Yamana Meeting; and

(b)

within 12 months following the date of such termination, either (i) Yamana or one or more of its Subsidiaries enters into a Contact (other than a confidentiality agreement) in respect of a Yamana Acquisition Proposal and such Yamana Acquisition Proposal is later consummated (whether or not within 12 months after such termination) or (ii) a Yamana Acquisition Proposal has been consummated (whether or not such Yamana Acquisition Proposal is the same Yamana Acquisition Proposal referred to in paragraph (a) above); provided that for the purposes of this provision, references to “20%” in the definition of Yamana Acquisition Proposal are deemed to be references to “50%”.

Gold Fields is required to pay the Gold Fields Termination Fee to Yamana in the event that the Arrangement Agreement is terminated:

•

by Yamana due to: (a) the occurrence of a Gold Fields Change in Recommendation, (b) Gold Fields or any of its Subsidiaries accepting, approving, executing or entering into a Permitted Acquisition Agreement, or (c) Gold Fields breaching its non-solicitation covenants in any material respect;

•

by either Party due to a failure to obtain the Gold Fields Shareholder Approval following a Gold Fields Change in Recommendation and/or Gold Fields or any of its Subsidiaries accepting, approving, executing or entering into a Permitted Acquisition Agreement;

•

by either Party due to the Effective Time not occurring prior to the Outside Date or a failure to obtain the Gold Fields Shareholder Approval, or by Yamana if Gold Fields is in breach of its representations, warranties or covenants under the Arrangement Agreement, but only, in each case, if:

(c)

prior to such termination, a bona fide Gold Fields Acquisition Proposal has been made or publicly announced by any Person (other than Yamana and its affiliates) and is not withdrawn at least five Business Days prior to the date of the Gold Fields Meeting; and

(d)

within 12 months following the date of such termination, either (i) Gold Fields or one or more of its Subsidiaries enters into a Contract (other than a confidentiality agreement) in respect of a Gold Fields Acquisition Proposal and such Gold Fields Acquisition Proposal is later consummated (whether or not within 12 months after such termination) or (ii) a Gold Fields Acquisition Proposal has been consummated (whether or not such Gold Fields Acquisition Proposal is the same Gold Fields Acquisition Proposal referred to in paragraph (a) above); provided that for the purposes of this provision, references to “20%” in the definition of Gold Fields Acquisition Proposal are deemed to be references to “50%”.

Amendments, Extensions and Waivers

Amendments

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Law, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Yamana Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorisation on the part of Yamana Shareholders.

Extensions and Waivers

At any time prior to the completion of the Arrangement, either Party may: (a) extend the time for the performance of any of the obligations or other acts of any other Party; (b) waive compliance, except as provided in the Arrangement Agreement, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations; or (c) waive inaccuracies in any of the other Party’s representations or warranties; provided that, any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

The Support Agreements

The following summarises material provisions of the Support Agreements. This summary may not contain all of the information about the Support Agreements that is important to Yamana Shareholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Support Agreements and not by this summary or any other information contained in this Transaction Circular. Gold Fields Shareholders are urged to read the forms of Support Agreements carefully and in their entirety, as well as this Transaction Circular and the documents incorporated by reference herein, before making any decisions regarding the Arrangement.

On 31 May 2022, in connection with the Arrangement, (i) each of the Yamana Supporting Shareholders entered into a Yamana Support Agreement with Gold Fields; and (ii) each of the Gold Fields Supporting Shareholders entered into a Gold Fields Support Agreement with Yamana.

The Support Agreements set forth, among other things, the agreement of the Supporting Shareholders to (a) vote all of their securities entitled to vote in favour of the Arrangement Resolution or the Gold Fields Resolutions, as applicable, and against any resolution, action, proposal, transaction or agreement proposed by any other Person that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement; (b) deliver or cause to deliver to the applicable transfer agent duly executed proxies or voting instruction forms, as applicable, completed as specified in the Support Agreement by no later than ten Business Days prior to the Yamana Meeting or the Gold Fields Meeting, as applicable; (c) not take any other action of any kind, including voting or not voting any of the relevant securities, that would reasonably be expected to preclude, delay or interfere with the completion of the Arrangement; and (d) not, directly or indirectly, sell transfer, pledge or assign, or agree to sell, transfer, pledge or assign any relevant securities, other than as set out in the Support Agreements. The Yamana Supporting Shareholders have also agreed not to exercise any Dissent Rights or rights of appraisal in connection with the Arrangement.

The Support Agreements automatically terminate upon the earliest of: (a) mutual written agreement; (b) the termination of the Arrangement Agreement in accordance with its terms; and (c) the Effective Time. The Support Agreements may also be terminated by the Supporting Shareholder (a) if Yamana or Gold Fields, as applicable, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Supporting Shareholder without their consent (including, in the case of the Yamana Support Agreements, if Gold Fields decreases the amount of Consideration set out in the Arrangement Agreement) or (b) in the event of a Yamana Change in Recommendation or a Gold Fields Change in Recommendation, as applicable. If the Support Agreements are terminated, the Supporting Shareholders will be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of their securities.

ANNEXURE 6

CERTAIN INCOME TAX CONSIDERATIONS

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to a U.S. Holder (as defined below) of the Arrangement as well as the ownership and disposition of Gold Fields Shares or Gold Fields ADSs. This summary only addresses U.S. Holders that hold their Gold Fields Shares or Gold Fields ADSs prior to the Arrangement, and their Gold Fields Shares or Gold Fields ADSs after the Arrangement, as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, a U.S. Holder that participates in the Arrangement (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws.

This summary also does not address tax considerations applicable to U.S. Holders that own (directly, indirectly or by attribution) 5% or more of either the total voting power or the total value of the stock of Gold Fields nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as:

•	financial institutions;

•	insurance companies;

•	individual retirement accounts and other tax-deferred accounts;

•	tax-exempt organisations;

•	dealers in securities or currencies;

•	investors that hold Gold Fields Shares or Gold Fields ADSs, as applicable, as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes;

•	persons that have ceased to be U.S. citizens or lawful permanent residents of the United States;

•	investors that hold Gold Fields Shares or Gold Fields ADSs, as applicable, in connection with a trade or business conducted outside of the United States;

•	U.S. citizens or lawful permanent residents living abroad; or

•	investors whose functional currency is not the U.S. Dollar.

As used herein, the term “U.S. Holder” means a beneficial owner of Gold Fields Shares or Gold Fields ADSs, as applicable, that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Gold Fields Shares or Gold Fields ADSs, as applicable, will depend on the status of the partner and the activities of the partnership. Participants in the Arrangement that are entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisers concerning the U.S. federal income tax consequences to them and their partners of the Arrangement and the ownership and disposition of Gold Fields Shares or Gold Fields ADSs by the partnership.

Gold Fields does not believe it was a PFIC within the meaning of Section 1297 of the Code for its 2021 taxable year and Gold Fields does not expect to be a PFIC for its 2022 taxable year or in the foreseeable future. However, Gold Fields’ possible status as a PFIC must be determined annually and therefore may be subject to change. If Gold Fields was, or becomes, a PFIC at any point during a U.S. Holder’s holding period, such a U.S. Holder would be required to (i) pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) pay tax on any gains from sale at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Gold Fields would not be eligible for the reduced rate of tax described below under “ - Certain Income Tax Considerations - Certain U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of Gold Fields Shares or Gold Fields ADSs Received in the Arrangement - Taxation of Dividends”. The remainder of this discussion assumes that Gold Fields is not and has not been at any time prior to the Arrangement, and will not be following the Arrangement, a PFIC for U.S. federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.

This summary assumes that the obligations of the ADS Depositary under the Gold Fields Deposit Agreement and any related agreements, with respect to the Gold Fields ADSs, will be performed in accordance with their terms.

This summary is based on the tax laws of the United States, including the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL U.S. HOLDERS OF GOLD FIELDS SHARES AND GOLD FIELDS ADSs SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT AND OWNING AND DISPOSING OF GOLD FIELDS SHARES OR GOLD FIELDS ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

U.S. Holders of ADSs

For U.S. federal income tax purposes, a U.S. Holder of Gold Fields ADSs generally will be treated as the owner of the corresponding number of Gold Fields Shares held by the ADS Depositary, and references herein to Gold Fields Shares refer also to the Gold Fields ADSs representing the Gold Fields Shares.

Certain U.S. Federal Income Tax Considerations of the Arrangement

It is intended that, for U.S. federal income tax purposes, the Arrangement will qualify as a “reorganisation” within the meaning of Section 368(a) of the Code. However, no opinion of counsel has been obtained, and neither Yamana nor Gold Fields intends to seek a ruling from the IRS regarding the characterisation of the Arrangement for U.S. federal income tax purposes. Therefore, there can be no assurance that the IRS will not disagree with or challenge the intended characterisation of the Arrangement for U.S. federal income tax purposes. The remainder of this discussion assumes that the Arrangement qualifies as a transaction described in Section 368(a) of the Code. U.S. Holders should consult their tax advisers regarding the characterisation of the Arrangement for U.S. federal income tax purposes.

A U.S. Holder of Gold Fields Shares or Gold Fields ADSs immediately prior to the Arrangement should not recognise any gain or loss for U.S. federal income tax purposes as a result of the transactions contemplated pursuant to the Arrangement and should have the same holding period and adjusted tax basis with respect to their Gold Fields Shares or Gold Fields ADSs, as applicable, after the Arrangement as immediately prior to the Arrangement.

Certain U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of Gold Fields Shares or Gold Fields ADSs

U.S. Holders of ADSs

Deposits and withdrawals of Gold Fields Shares by U.S. Holders in exchange for Gold Fields ADSs will not result in the realisation of gain or loss for U.S. federal income tax purposes. A U.S. Holder’s tax basis in withdrawn Gold Fields Shares will be the same as their tax basis in the Gold Fields ADSs surrendered, and the holding period for the Gold Fields Shares will include the holding period of the Gold Fields ADSs.

Taxation of Dividends

Distributions paid out of Gold Fields’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any South African withholding tax paid by Gold Fields with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed Gold Fields’ current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of a U.S. Holder’s basis in the Gold Fields Shares or Gold Fields ADSs and thereafter as capital gain. However, Gold Fields does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. A U.S. Holder should therefore assume that any distribution by Gold Fields with respect to the Gold Fields Shares or Gold Fields ADSs will be reported as ordinary dividend income. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from Gold Fields. For purposes of determining limitations on any foreign tax credits, dividends paid by Gold Fields will generally constitute “passive income”.

Dividends paid by Gold Fields generally will be taxable to non-corporate U.S. Holders at the reduced rate normally applicable to long-term capital gains, provided that either (i) Gold Fields qualifies for the benefits of the income tax treaty between the United States and South Africa, or (ii) the ADSs are considered to be “readily tradable” on the NYSE, and, in each case, certain other requirements are met.

For U.S. federal income tax purposes, the amount of any dividend paid in Rand will be included in income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by a U.S. Holder (in the case of Gold Fields Shares) or the ADS Depositary (in the case of ADSs) regardless of whether they are converted into U.S. Dollars at that time. If a U.S. Holder or the ADS Depositary, as the case may be, convert dividends received in Rand into U.S. Dollars at the exchange rate in effect on the date the dividends are received, the U.S. Holder generally will not be required to recognise foreign currency gain or loss in respect of this dividend income.

Effect of South African Withholding Taxes

Under current law, South Africa imposes a withholding tax of 20% on dividends paid by Gold Fields. A U.S. Holder may be entitled, subject to certain limitations, to a foreign tax credit against its U.S. federal income tax liability for South African income taxes withheld by Gold Fields. A U.S. Holder may be entitled to claim a deduction for the South African income taxes withheld by Gold Fields if the U.S. Holder does not elect to claim a foreign tax credit for any foreign taxes paid or accrued during the taxable year; however, there are substantial limitations on the deductibility of taxes for non-corporate holders. Recent U.S. Treasury regulations have added additional limitations on the ability to claim a credit or deduction in respect of non-U.S. taxes.

U.S. Holders that receive payments subject to this withholding tax will be treated, for U.S. federal income tax purposes, as having received the amount of South African taxes withheld by Gold Fields, and as then having paid over the withheld taxes to the South African taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from Gold Fields with respect to the payment.

The rules governing foreign tax credits are complex. U.S. Holders should consult their own tax advisers concerning the foreign tax credit implications of the payment of South African withholding taxes.

Taxation of a Sale or Other Disposition

Upon a sale or other disposition of Gold Fields Shares or Gold Fields ADSs, other than an exchange of Gold Fields ADSs for Gold Fields Shares and vice versa, a U.S. Holder will generally recognise capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realised and the U.S. Holder’s adjusted tax basis in the Gold Fields Shares or Gold Fields ADSs, in each case as determined in U.S. Dollars. This capital gain or loss will be long-term capital gain or loss if the holding period in the Gold Fields Shares or Gold Fields ADSs exceeds one year. However, regardless of the actual holding period, any loss may be treated as long-term capital loss to the extent a U.S. Holder receives a dividend that qualifies for the reduced rate described above under “— Certain Income Tax Considerations - Certain U.S. Federal Income Tax Considerations - Taxation of Dividends” and also exceeds 10% of the U.S. Holder’s basis in the Gold Fields Shares or Gold Fields ADSs. Any gain or loss will generally be U.S. source. U.S. Holders should consult their own tax advisers regarding how to account for proceeds received on the sale or other disposition of Gold Fields Shares or Gold Fields ADSs that are not paid in U.S. Dollars.

To the extent a U.S. Holder incurs any South African withholding tax or transfer tax in connection with a transfer or withdrawal of Gold Fields Shares or Gold Fields ADSs, such withholding or transfer tax is unlikely to be a creditable tax for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisers concerning the foreign tax credit implications of such transfer or withdrawal.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to Gold Fields Shares or Gold Fields ADSs by U.S. persons will be reported to a U.S. Holder and to the IRS as may be required under applicable regulations. Backup withholding may apply to these payments if a U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on U.S. federal income tax returns. Some holders are not subject to backup withholding. U.S. Holders should consult their own tax advisers about these rules and any other reporting obligations that may apply to the ownership and disposition of the Gold Fields Shares or Gold Fields ADSs, including requirements relating to the holding of certain “specified foreign financial assets”.

Certain South African Income Tax Considerations

Introduction

The discussion in this section sets forth the material South African tax consequences of the purchase, ownership and disposition of Gold Fields Shares or Gold Fields ADSs under current South African law. Changes in the law may alter the tax treatment of Gold Fields Shares or Gold Fields ADSs, possibly on a retroactive basis.

The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Gold Fields Shares or Gold Fields ADSs and does not cover tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of Gold Fields Shares or Gold Fields ADSs who are not residents of, or who do not carry on business in, South Africa and who hold Gold Fields Shares or Gold Fields ADSs as capital assets (that is, for investment purposes). For the purposes of the income tax treaty between South Africa and the United States (the “U.S.-South Africa Income Tax Treaty”), the income tax treaty between South Africa and Canada (the “Canada-South Africa Income Tax Treaty”) and South African tax law, a United States or Canadian tax resident that beneficially holds Gold Fields ADSs will be treated as the owner of the Gold Fields Shares represented by such Gold Fields ADSs. It is recommended that you consult your own tax adviser about the consequences of holding Gold Fields Shares or Gold Fields ADSs, as applicable, in your particular situation.

A non-resident investor (beneficial holder) generally does not pay any South African taxes other than securities transfer tax when it purchases Gold Fields Shares or Gold Fields ADSs. During the period that the non-resident investor owns the Gold Fields Shares or Gold Fields ADSs, the non-resident investor may receive dividends. For information on the tax consequences of the receipt of dividends, see “– Tax on Dividends”. Where the non-resident investor sells the Gold Fields Shares or Gold Fields ADSs then capital gains tax may be applicable. See “– Capital Gains Tax” and ”– Securities Transfer Tax”.

Tax on Dividends

A 20% dividends tax is levied on dividends declared by South African resident companies to non-resident holders of Gold Fields Shares or non-resident holders of Gold Fields ADSs.

Generally, under the U.S.-South Africa Income Tax Treaty, the dividends tax is reduced to:

•

5% of the gross amount of the dividends if the beneficial owner of the Gold Fields Shares is a company holding directly at least 10% of the voting stock of the South African resident company paying the dividends (i.e. Gold Fields); and

•	15% of the gross amount of the dividends in all other cases,

provided that the non-resident holder of Gold Fields Shares or non-resident holder of Gold Fields ADSs provides the South African resident company with certain tax confirmations that it qualifies for the reduced rate of dividends tax.

The above reduced dividends tax rate provisions shall not apply if the beneficial owner of the dividends carries on business in South Africa through a permanent establishment situated in South Africa or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. In such case, the provisions of Article 7 (Business Profits) or Article 14 (Independent Personal Services) of the U.S.-South Africa Income Tax Treaty, as the case may be, shall apply.

The above reduced dividend rate provisions shall not apply to the extent that the limitation of benefits provisions as set out in Article 22 of the U.S.-South Africa Income Tax Treaty apply to a resident of the United States.

Generally, under the Canada-South Africa Income Tax Treaty, the dividends tax is reduced to:

•

5% of the gross amount of the dividends if the beneficial owner of the Gold Fields Shares is a company which controls directly at least 10% of the voting power in Gold Fields where that company is a resident of Canada; or where that company holds directly at least 10% of the capital of the company paying the dividends where that company is a resident of South Africa; and

•	15% of the gross amount of the dividends in all other cases,

provided that the non-resident holder of Gold Fields Shares or non-resident holder of Gold Fields ADSs provides the South African resident company with certain tax confirmations that it qualifies for the reduced rate of dividends tax.

The above reduced dividends tax rate provisions shall not apply if the beneficial owner of the dividends carries on business in South Africa through a permanent establishment situated in South Africa or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. In such case, the provisions of Article 7 (Business Profits) or Article 14 (Independent Personal Services) of the Canada-South Africa Income Tax Treaty, as the case may be, shall apply.

Income Tax

Non-residents are subject to income tax on any amounts received by or accrued to them from a source within South Africa.

Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of section 10(1)(h) of the South African Income Tax Act No 58 of 1962, unless that non-resident is a natural person who was physically present in South Africa for a period exceeding 183 days in aggregate during the 12-month period preceding the date on which the interest is received or accrued, or where the interest arises from debt which is effectively connected to a permanent establishment of that person in South Africa.

However, under the U.S.-South Africa Income Tax Treaty, the non-resident investor is exempt from tax in South Africa in respect of interest if such interest is not attributable to a permanent establishment of the non-resident investor in South Africa or to a fixed base in South Africa through which the non-resident renders independent personal services. In such case, the provisions of Article 7 (Business Profits) or Article 14 (Independent Personal Services) of the U.S.-South Africa Income Tax Treaty, as the case may be, shall apply.

The above reduced interest withholding tax rate provisions shall not apply to the extent that the limitation of benefits provisions as set out in Article 22 of the U.S.-South Africa Income Tax Treaty apply to a resident of the U.S.

In terms of the Canada-South Africa Income Tax Treaty, the non-resident investor may be taxed in South Africa, at a rate not exceeding 10% of the gross amount in respect of such interest if such interest is not attributable to a permanent establishment of the non-resident investor in South Africa or to a fixed base in South Africa through which the non-resident renders independent personal services. In such case, the provisions of Article 7 (Business Profits) or Article 14 (Independent Personal Services) of the Canada-South Africa Income Tax Treaty, as the case may be, shall apply.

In order to qualify for the exemption from interest withholding tax, the non-resident investor must provide the South African resident company with certain tax confirmations that it qualifies for the exemption from interest withholding tax.

Capital Gains Tax

Under South African domestic tax law, non-resident holders of Gold Fields Shares or non-resident holders of Gold Fields ADSs will not be subject to capital gains tax in South Africa with respect to any capital gains derived from the disposal of those Gold Fields Shares or Gold Fields ADSs. There are two exceptions to this rule. The first is that the non-resident holders will be subject to capital gains tax if 80% or more of the market value of the Gold Fields Shares or Gold Fields ADSs is attributable to immovable property held in South Africa, but only if they, either alone or together with any connected persons in relation to them, hold at least 20% of the equity shares of Gold Fields. Immovable property includes rights to variable or fixed payments as consideration for the working of, or the right to work, mineral deposits, sources and other natural resources. The second exception is if the Gold Fields Shares or Gold Fields ADSs are effectively connected with the non-resident’s permanent establishment in South Africa. A permanent establishment is generally a fixed place of business in South Africa through which the business of a non-South African resident’s enterprise is wholly or partly carried on. The latter considerations (i.e., as to whether the non-resident shareholders of Gold Fields Shares or Gold Fields ADSs will be subject to capital gains tax), will be of relevance in respect to the cash derived on the disposal (on behalf of the non-resident shareholders) of the Gold Fields Excess Shares.

Securities Transfer Tax

No Securities Transfer Tax (“STT”) is payable in South Africa with respect to the issue of a security.

STT is charged at a rate of 0.25% on the taxable amount of the transfer of every security issued by a company or a close corporation incorporated in South Africa, or a company incorporated outside South Africa but listed on an exchange in South Africa, subject to certain exemptions.

The word “transfer” is broadly defined and includes the transfer, sale, assignment or cession or disposal in any other manner of a security. The cancellation or redemption of a security is also regarded as a transfer unless the company is being liquidated. However, the issue of a security that does not result in a change in beneficial ownership is not regarded as a transfer.

STT is levied on the taxable amount of a security. The taxable amount of a listed security is the greater of:

•	the consideration for the security declared by the transferee; or

•	the closing price of that security.

In the case of a transfer of a listed security, either the member or the participant or the person to whom the security is transferred is liable for the tax. The tax must be paid within a period of 14 days from the end of the month during which the transfer is effected.

ANNEXURE 7

MATERIAL LOANS OF YAMANA

The definitions and interpretations commencing on page 21 of this Transaction Circular apply, mutatis mutandis, to this “Annexure 6 - Material Loan” (unless the context indicates otherwise). The disclosure below sets out the material loans of Yamana as at 30 June 2022.

Lender	Facility	Amount	Currency of loan	Utilised	Secured / Unsecured	Terms	Interest rate	Security provided	Conversion or redemption rights	Details of repayments within the next 12 months	Inter- company balances	Guarantors
Public Notes	No	500,000,000	USD	N/A	Unsecured	Due 15 August 2031	2.630%	None

Prior to 15 May 2031, notes may be redeemed at the make whole redemption price. On or after 15 May, 2031, the notes may be redeemed at a price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest.

										N/A	N/A	Material Subsidiaries

Public Notes	No	282,875,000	USD	N/A	Unsecured	Due 15 December 2027	4.625%	None

Prior to 15 September 2027, notes may be redeemed at the make whole redemption price. On or after 15 September 2027, the notes may be redeemed at a price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest.

										N/A	N/A	Material Subsidiaries

Various Banks	Yes	750,000,000	USD	0	Unsecured	Maturity 31 August 2026	LIBOR + 1.65%	None	N/A	N/A	N/A	Material Subsidiaries

Set out below are the material inter-company loans in respect of Yamana:

Lending entity	Borrowing entity	Loan amount in USD	Currency of loan	Secured / Unsecured	Details of terms and conditions of repayment or renewal	Interest rate
Minera Yamana Inc.	Yamana Gold Inc.	2,145,021,809	Various, with USD being the predominant currency	Unsecured	Demand	NIB

Yamana Gold Inc.	Minera Yamana Inc.	405,000,000	USD	Unsecured	Demand	3.278%

Yamana Gold Inc.	Estelar Resources Limited S.A.	419,076,045	USD	Unsecured	Various, no later than 31 December 2025	Various between 9% and 12%

Yamana Gold Inc.	Minera Agua Rica LLC	28,316,823	USD	Unsecured	Due 31 December 2022	LIBOR + 4%

Minera Meridian Limitada	Minera Florida Limitada	66,010,347	USD	Unsecured	Demand	NIB

Minera Meridian Limitada	Yamana International Holdings BV	97,177,050	USD	Unsecured	Demand	LIBOR + 3%

Yamana Gold Ontario Inc.	Yamana Gold Inc.	114,519,909	USD	Unsecured	Demand	NIB

Yamana Gold Inc.	Canadian Malartic Corporation	295,286,206	USD	Unsecured	Demand	LIBOR + 4.55%

ANNEXURE 8

TECHNICAL TERMS USED

“Ag”	silver;

“Au”	gold;

“Cu”	copper;

“GEO”	gold equivalent ounces;

“Koz”	kilo ounces;

“Mlbs”	millions of pounds;

“Mo”	molybdenum;

“Moz”	milliounces;

“ounces” or “Oz”	troy ounces;

“tonnes” or “t”	metric tonnes; and

“Zn”	zinc.

GOLD FIELDS LIMITED

(Incorporated in the Republic of South Africa)

(Registration number: 1968/004880/06)

JSE share code: GFI

ISIN: ZAE000018123

NYSE: GFI

(“Gold Fields “or the “Company”)

NOTICE OF GENERAL MEETING (“NOTICE”)

The definitions and interpretations commencing on page 18 of the Transaction Circular to which this Notice is attached apply, mutatis mutandis, to this Notice (unless the context indicates otherwise).

If you are in any doubt as to what action you should take in respect of the General Meeting and/or the following Resolutions, please consult your CSDP, Broker, banker, attorney, accountant or other professional adviser immediately.

Notice is hereby given to Gold Fields Shareholders, as at the Voting Record Date, that the General Meeting will be held as a hybrid meeting, in that the General Meeting will be conducted (i) as a physical meeting at the JSE Building, One Exchange Square, Gwen Lane, Sandton, Johannesburg, South Africa, 2196 and (ii) as a meeting where shareholders will be entitled to participate in the General Meeting by way of electronic participation in terms of section 63(2)(a) and (b) of the Companies Act, including voting, on Tuesday, 22 November 2022 at 12:00 South African time (05:00 New York time). Shareholders are referred to “Part V - Action required by Gold Fields Shareholders” of the Transaction Circular for information on the procedure to be followed by Gold Fields Shareholders in order to participate and to exercise their votes at the General Meeting.

The purpose of the General Meeting is to:

•	deal with such business as may lawfully be dealt with at the General Meeting; and

•

consider and, if deemed fit, pass, with or without modification, the Resolutions set out hereunder in the manner required by the Companies Act as read with the JSE Listings Requirements and the requirements of other stock exchanges on which the Gold Fields Shares (whether in the form of ordinary shares or ADSs) are listed.

RECORD DATES, PROXIES AND VOTING

In terms of section 59(1)(a) and (b) of the Companies Act and the JSE Listings Requirements, the Gold Fields Board has set the following record dates for determining which Gold Fields Shareholders are entitled to receive notice, participate in, and vote at the General Meeting:

Record date to be eligible to receive this Notice	Friday, 14 October 2022
Last date to trade in Gold Fields Shares to be eligible to participate in and vote at the General Meeting	Tuesday, 8 November 2022
Record date to be eligible to participate in and vote at the General Meeting	Friday, 11 November 2022
Last date for lodging Forms of Proxy with the Transfer Secretaries	Friday, 18 November 2022
Date of General Meeting	Tuesday, 22 November 2022
Results of the General Meeting published on SENS on	Tuesday, 22 November 2022

Notes

This Notice of General Meeting is only available in English. Electronic copies of this document may be obtained from the Gold Fields website on www.goldfields.com.

If you have disposed of your Gold Fields Shares, this Notice should be handed to the purchaser of such shares or to the CSDP, broker, banker or other agent through whom the disposal was effected.

OPTIONS AVAILABLE FOR ATTENDING AND PARTICIPATING AT THE GENERAL MEETING

Below, we detail important information on how you can attend and participate in the in-person and virtual General Meeting.

Virtual meeting attendance

You can attend the General Meeting virtually by accessing the virtual General Meeting platform (see below) through your computer or mobile device. This platform will allow you to vote on the Resolutions in real time and pose verbal and written questions to the chairperson of the General Meeting and Gold Fields Directors. The virtual platform is a live webcast of the General Meeting.

Should you not be able to attend the General Meeting virtually, you can either:

(i)	Complete the Form of Proxy included in this Transaction Circular,

(ii)	Access the iProxy system through your computer or mobile device to appoint a proxy to vote on your behalf at the General Meeting, or

(iii)	Use your mobile device to appoint a proxy to vote on your behalf at the virtual General Meeting.

In-person attendance

In terms of section 63(1) of the Companies Act, Gold Fields Shareholders (including proxies) are required to provide appropriate identification if they wish to participate in, and/or vote at, the General Meeting (as more fully detailed in this Notice). Acceptable forms of identification for this virtual General Meeting include certified copies of valid identity documents, driver’s licences and passports. This is described in more detail below under the heading verification process.

ATTENDING THE GENERAL MEETING VIRTUALLY

Shareholders who wish to attend, participate in and vote at the General Meeting should access the meeting through the link below and by following the relevant prompts:

https://web.lumiagm.com

Once https://web.lumiagm.com has been entered into the web browser, the user will be prompted to enter the meeting ID, followed by a requirement to enter the user’s username and password. The meeting ID for the General Meeting will be made available to Gold Fields Shareholders that have registered to attend and vote using the Lumi platform.

To login, all users must be in possession of their username and password, both of which can be requested from proxy@computershare.co.za or by registering on www.smartagm.co.za after registering to attend the General Meeting via https://www.lumiconnect.com/en/events. Detailed guidance to Gold Fields Shareholders on how to register for the virtual General Meeting can be found on the Gold Fields website at www.goldfields.com.

Should you wish to attend and participate in the General Meeting virtually, you are required to deliver written notice accompanied by the relevant verification to the Transfer Secretaries, preferably by no later than 10:00 South African time (03:00 New York time) on Friday, 18 November 2022. This is necessary for the Transfer Secretaries to verify you and for Lumi to assign you a username and password.

Any Gold Fields Shareholder or proxy who does not send an electronic notice by 10:00 South African time (03:00 New York time) on Tuesday, 22 November 2022 may still participate via electronic communication at the General Meeting and may email that electronic notice at any time prior to the commencement of the General Meeting. However, for the purpose of effective administration, Gold

Fields Shareholders and their proxies are strongly urged to send the electronic notice by no later than 12:00 South African time (05:00 New York time) on Friday, 18 November 2022. The electronic communication employed will enable all persons participating in the General Meeting to do so reasonably effectively and to communicate concurrently with other attendees without the need of an intermediary. Voting of Gold Fields Shares will be possible via electronic communication. Once the meeting has commenced, participants will be able to vote via the voting link that will be provided before the meeting.

Guest status will be received by Gold Fields Shareholders should they not furnish the necessary identification documents and/or, if applicable, a letter of representation or if the Transfer Secretaries are unable to verify you by the time specified above.

Although voting will be permitted by way of electronic communication, Gold Fields Shareholders are strongly encouraged to submit votes by proxy before the General Meeting.

FORM OF PROXY

You may complete the Form of Proxy included in this Transaction Circular and present the Form of Proxy to a representative of Computershare at their offices or email the completed and signed Form of Proxy to proxy@computershare.co.za.

PROXY

If you hold your Gold Fields Shares in certificated format with the Transfer Secretaries or in dematerialised format with a CSDP, you can use the online proxy facility to complete your Form of Proxy. This online proxy facility is free of charge and is available on the internet.

To make use of the online proxy, Gold Fields Shareholders are required to register for the service, via the website on www.web.lumiagm.com. You will be able to view a demonstration of the online proxy facility once you have registered for the service. You can, from 11:45 South African time (04:45 New York time) on Tuesday, 22 November 2022, access the online proxy facility to appoint a proxy to attend the General Meeting virtually on your behalf.

VERIFICATION PROCESS

As required in terms of section 63(1) of the Companies Act, before any person may attend or participate in the General Meeting, that person must present reasonably satisfactory identification and the person presiding at the General Meeting must be reasonably satisfied that the right of that person to participate and vote, either as a Gold Fields Shareholder or as a proxy for a Gold Fields Shareholder (or as a representative of a Gold Fields Shareholder), has been reasonably verified in terms of section 63(1) of the Companies Act.

To comply with this verification procedure, shareholders wishing to participate electronically in the General Meeting are requested to email Gold Fields’ Transfer Secretaries at proxy@computershare.co.za by no later than 12:00 South African time (05:00 New York time) on Friday, 18 November 2022, indicating that they wish to participate at the General Meeting via electronic communication (the “Electronic Notice”). For the Electronic Notice to be valid, it must include:

•	If the shareholder is an individual, a certified copy of his original identity document (ID) and/or passport and/or South African driver’s licence.
•

If the shareholder is not an individual, a certified copy of a resolution by the relevant entity and a certified copy of the IDs and/or passports and/or South African driver’s licences of the persons who passed the relevant resolution, which resolution must set out who from the relevant entity is authorised to represent the relevant entity at the General Meeting via electronic communication.

•	A valid email address and/or mobile telephone number.

Any Gold Fields Shareholder or proxy that does not send an Electronic Notice by 12:00 South African time (05:00 New York time) on Friday, 18 November 2022, may still participate via electronic communication at the General Meeting and may email that Electronic Notice at any time but not later than 10:00 South African time (03:00 New York time) prior to the commencement of the General

Meeting. However, for the purpose of effective administration, Gold Fields Shareholders and their proxies are strongly urged to send the electronic notice by 12:00 South African time (05:00 New York time) on Friday, 18 November 2022. The electronic communication employed will enable all persons participating in the General Meeting to communicate concurrently with one another without an intermediary and to participate reasonably effectively in the General Meeting. Voting of Gold Fields Shares will be possible via electronic participation. Once the General Meeting has commenced, participants will be able to vote via the voting link to be provided before the General Meeting.

Guest status will be received by you should you not furnish the necessary identification documents by the time specified above and/or, if applicable, a letter of representation or if the Transfer Secretaries are unable to verify you.

DEMATERIALISED GOLD FIELDS SHARES

Although voting will be permitted by way of electronic communication, Gold Fields Shareholders are strongly encouraged to submit votes by proxy before the General Meeting.

Dematerialised Gold Fields Shareholders, other than those shareholders who have Dematerialised their shares with ‘own name’ registration, should contact their CSDP or broker in the manner and within the time stipulated in the agreement entered into between them and their CSDP or broker:

•	To furnish them with their voting instructions
•	In the event that they wish to attend the General Meeting in person or electronically, to obtain the necessary letter of representation to do so
•	Appoint a proxy to attend, speak and vote in their stead

A proxy need not be a Gold Fields Shareholder and shall be entitled to vote in person or electronically as set out above. It is requested that proxy forms be forwarded so as to reach the Transfer Secretaries in South Africa or the United Kingdom by no later than 48 (forty-eight) hours before the commencement of the General Meeting. If Gold Fields Shareholder who have not Dematerialised their shares, or who have Dematerialised their shares with ‘own name’ registration, and who are entitled to attend, participate in and vote at the General Meeting, do not deliver the proxy forms to the transfer secretaries in South Africa or the U.K. by the stipulated time, such shareholders will nevertheless be entitled to lodge the Form of Proxy in respect of the General Meeting immediately prior to the General Meeting, in accordance with the instructions herein.

NETWORK CHARGES

Gold Fields Shareholders will be liable for their own network charges in relation to electronic participation in and/or voting at the General Meeting. Any such charges will not be for the account of the JSE, the Company the Transfer Secretaries and/or any third-party provider appointed in order to facilitate the General Meeting by electronic means. None of the Company, the JSE Transfer Secretaries nor any third-party service provider appointed in order to facilitate the General Meeting by electronic means can be held accountable in the case of loss of network connectivity or other network failures due to insufficient airtime or data, internet connectivity, internet bandwidth and/or power outages, which prevents any such Gold Fields Shareholders from participating in and/or voting at the General Meeting.

VOTING RIGHTS

Voting at the General Meeting will take place by way of a poll in accordance with article 18.23 of the Gold Fields MOI, such poll having been demanded by the chairperson of the Board. In this regard, the chairperson directs that each Gold Fields Share shall have one voting right to be exercised on the Resolutions and that the Transfer Secretaries shall act as scrutineers to declare the result of the poll. The result of the poll shall be deemed to be the Gold Fields’ Shareholders’ resolution.

QUORUM

In terms of section 64(3) of the Companies Act (as read with the Gold Fields MOI), a quorum for purposes of considering the resolutions proposed shall be: (i) three shareholders personally present or represented by proxy and entitled to vote at the General Meeting, and (ii) sufficient persons present at the meeting to exercise, in aggregate, at least 25% of all of the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the meeting.

SPECIAL RESOLUTION NUMBER 1: APPROVAL OF THE ISSUE OF GOLD FIELDS SHARES SPECIFICALLY FOR THE PURPOSES OF IMPLEMENTING THE TRANSACTION

“RESOLVED THAT, subject to the adoption of Ordinary Resolution Number 1 by the requisite majority of Gold Fields Shareholders, the Gold Fields Board be and is hereby authorised in terms of section 41(3) of the Companies Act, the Gold Fields MOI and the JSE Listings Requirements, to issue such number of Gold Fields Shares as are required to be issued in connection with the acquisition of Yamana (and in particular all of the issued and outstanding Yamana Shares) pursuant to the Plan of Arrangement under Section 192 of the CBCA and in accordance with the terms of the Arrangement Agreement (which is expected to be 578,064,169 Gold Fields Shares in aggregate and are consequently anticipated to exceed 30% of the total voting power of all the Gold Fields Shares held by Gold Fields Shareholders immediately before such issuance), such shares being Gold Fields Consideration Shares, specifically for purposes of implementing the Transaction pursuant to the Plan of Arrangement and in accordance with the terms of the Arrangement Agreement; provided that such issuance of the Gold Fields Shares shall be implemented subject to, and conditional upon, the Arrangement Agreement becoming unconditional in accordance with its terms.”

Percentage of voting rights required

The percentage of voting rights required for this Special Resolution Number 1 to be adopted is at least 75% of the voting rights exercised on Special Resolution Number 1 by Gold Fields Shareholders in person or represented by proxy at the General Meeting, and who exercise voting rights on this Special Resolution Number 1.

Explanatory note

The reason for and effect of Special Resolution Number 1 is to authorise the Gold Fields Directors to issue Gold Fields Consideration Shares which are anticipated to exceed 30% of the total voting rights of the Gold Fields Shares held by Gold Fields Shareholders immediately prior to such issuance and for the purposes of implementing the Transaction.

ORDINARY RESOLUTION NUMBER 1 – APPROVAL OF THE ACQUISITION OF YAMANA SHARES IN TERMS OF THE ARRANGEMENT AGREEMENT AS A CATEGORY 1 TRANSACTION IN TERMS OF THE JSE LISTINGS REQUIREMENTS

“RESOLVED THAT, subject to the adoption of Special Resolution Number 1 by the requisite majority of Gold Fields Shareholders, Gold Fields Holding Company Limited, a corporation incorporated under the laws of the British Virgin Islands, and /or any other entity within the Gold Fields Group, be and is hereby authorised in terms of Section 9 of the JSE Listings Requirements to acquire Yamana (and in particular all of the issued and outstanding Yamana Shares) pursuant to the Plan of Arrangement under Section 192 of the CBCA and in accordance with the terms of the Arrangement Agreement, which acquisition constitutes a transaction by a subsidiary of Gold Fields in terms of Section 9 of the JSE Listings Requirements, and all transactions contemplated in, and in accordance with the terms of, the Arrangement Agreement and/or that are necessary or desirable to implement the acquisition by the Gold Fields Group of Yamana (and in particular the Yamana Shares), and the implementation of the acquisition, the Arrangement Agreement and any transaction contemplated thereby or in relation thereto, are hereby authorised, approved and adopted.”

Percentage of voting rights required

For Ordinary Resolution Number 1 to be approved by the Gold Fields Shareholders, it must be supported by more than 50% of the voting rights exercised on Ordinary Resolution Number 1 by Gold Fields Shareholders in person or represented by proxy at the General Meeting, and who exercise voting rights on this Ordinary Resolution 1.

Explanatory note

The reason for Ordinary Resolution Number 1 is that the Transaction is classified by the JSE as a Category 1 transaction for the purposes of Section 9 of the JSE Listings Requirements. Gold Fields is therefore required to obtain the approval of the Gold Fields Shareholders for the Transaction, in accordance with the provisions of the JSE Listings Requirements. The effect of passing Ordinary

Resolution Number 1 will be that Gold Fields will have obtained the approval of the Gold Fields Shareholders for the acquisition of the Yamana Shares in connection with the implementation of the Transaction as required in terms of the JSE Listings Requirements.

ORDINARY RESOLUTION NUMBER 2 – AUTHORITY

“RESOLVED THAT any Gold Fields Director (each, an “Authorised Signatory”), be and is hereby authorised, for and on behalf of the Company, to do, or cause to be done, all such things, sign, or cause to be signed, all such documentation and take, or cause to be taken, all such actions as may be necessary or desirable to give effect to the aforegoing and, insofar as an Authorised Signatory has done any of the aforegoing prior to the passing of these resolutions, such actions be and are hereby ratified, confirmed, authorised and approved in their entirety to the fullest extent permitted by law.”

Percentage of voting rights required

For Ordinary Resolution Number 2 to be approved by the Gold Fields Shareholders, it must be supported by more than 50% of the voting rights exercised on Ordinary Resolution 2 by Gold Fields Shareholders in person or represented by proxy at the General Meeting, and who exercise voting rights on this Ordinary Resolution 2.

Explanatory note

The reason for and effect of Ordinary Resolution Number 2 is to authorise any Gold Fields Director, acting jointly, to take all such actions necessary, and arrange signature of all documents required, to give effect to the Resolutions herein.

By order of the Gold Fields Board

Anré Weststrate

Company Secretary

Johannesburg

Friday, 21 October 2022

[THIS PAGE INTENTIONALLY LEFT BLANK]

GOLD FIELDS LIMITED

(Incorporated in the Republic of South Africa)

(Registration number: 1968/004880/06)

JSE share code: GFI

ISIN: ZAE000018123

ADS code: GFI

(“Gold Fields” or the “Company”)

FORM OF PROXY (“FORM”)

The definitions and interpretations commencing on page 18 of the Transaction Circular to which this Form of Proxy is attached apply, mutatis mutandis, to this Form (unless the context indicates otherwise).

Gold Fields ADS Holders should contact the ADS Depositary for any queries regarding the Transaction and this Transaction Circular. This Form may not be used by Gold Fields ADS Holders.1

For use by Certificated Gold Fields Shareholders and “own-name” Dematerialised Gold Fields Shareholders at the General Meeting of Gold Fields to be held at the JSE Building, One Exchange Square, Gwen Lane, Sandton, Johannesburg, South Africa, 2196 and by electronic communication at 12:00 South African time (05:00 New York time) on Tuesday, 22 November 2022.

Certificated Gold Fields Shareholders or Dematerialised Gold Fields Shareholders with “own-name” registration, and who are entitled to attend and vote at the General Meeting, are entitled to appoint one or more proxies to attend, speak and vote in their stead.

Dematerialised Gold Fields Shareholders, other than Dematerialised Gold Fields Shareholders with “own-name” registration, must not return this Form to the Transfer Secretaries or deliver it to the chairperson of the General Meeting. Dematerialised Gold Fields Shareholders, other than Dematerialised Gold Fields Shareholders with “own-name” registration, should instruct their CSDP or Broker as to what action they wish to take. This must be done in the manner and time stipulated in the agreement entered into between them and their CSDP or Broker.

I/we (name in BLOCK LETTERS)                                                                                                                                                                                                            of (address in BLOCK LETTERS)                                                                                                                                                                                                                                                                                                                                                                                                                                                                                       being the holder/s of                                               (insert number of securities in respect of which you are entitled to exercise voting rights)Gold Fields Shares in the issued share capital of Gold Fields hereby appoint                                               of                                                               or failing him/her,                                 of                                                                                        or failing him/her, the chairperson of the General Meeting, as my/our proxy, to attend, speak on my/our behalf at the General Meeting to be held at 12:00 South African time (05:00 New York time) on Tuesday, 22 November 2022 at the JSE Building, One Exchange Square, Gwen Lane, Sandton, Johannesburg, South Africa, 2196 and by electronic communication and at any adjournment thereof, and to vote or abstain from voting on my/our behalf on the Resolutions to be proposed at such General Meeting, with or without modification, as follows:

	For	Against	Abstain

Special Resolution Number 1

Authorisation in terms of section 41(3) of the Companies Act for the issue of Gold Fields Consideration Shares for the purposes of implementing the Transaction in accordance with the terms of the Arrangement Agreement

Ordinary Resolution Number 1 Approval of the Transaction in terms of the JSE Listings Requirements

Ordinary Resolution Number 2 General authorisation of the Directors

Place an “X” in the appropriate box to indicate your vote – see note 6.

Every person entitled to vote who is participating at the General Meeting shall be entitled to:

•

one vote, irrespective of the number of Gold Fields Shares such person holds or represents, provided that a proxy shall, irrespective of the number of Gold Fields Shareholders she/he represents, have only one vote; or

•

that proportion of the total votes in Gold Fields which the aggregate amount of the nominal value of the Gold Fields Shares held by the Gold Fields Shareholder bears to the aggregate amount of the nominal value of all Gold Fields Shares issued by Gold Fields in respect of every matter that may be decided by polling.

A proxy may not delegate his/her authority to act on his/her behalf to another person (see note 10).

This Form will lapse and cease to be of force and effect immediately after the General Meeting and any adjournment(s) thereof, unless it is revoked earlier (see notes 15 and 16).

Signed                                                                                            at                                                                                            on                                                   2022

(Name in BLOCK LETTERS)

Signature

Assisted by me (where applicable)

[1]

Registered holders of Gold Fields ADSs will receive an ADS voting card from the ADS Depositary through which they should complete and return to the ADS Depositary. Beneficial owners of Gold Fields ADSs should receive instructions as to how to give voting instructions from their brokers or other securities intermediaries through they hold their Gold Fields ADSs.

Notes:

This Form is not for use by Gold Fields ADS Holders. The ADS Depositary will communicate the action to be taken by Gold Fields ADS Holders in respect of the Transaction Circular and the Transaction.

SUMMARY OF GOLD FIELDS SHAREHOLDERS’ RIGHTS IN RESPECT OF PROXY APPOINTMENTS AS SET OUT IN SECTIONS 56 AND 58 OF THE COMPANIES ACT AND THESE NOTES

1.

Section 56 of the Companies Act grants voting rights to holders of a beneficial interest in certain circumstances, namely if the beneficial interest includes the right to vote on the matter, and the person’s name is on the company’s register of disclosures as the holder of a beneficial interest. A person who has a beneficial interest in any securities that are entitled to be voted on by him/her, may demand a proxy appointment from the registered holder of those securities, to the extent of that person’s beneficial interest, by delivering such a demand to the registered holder, in writing, or as required by the applicable requirements of a central securities depository.

2.	A proxy appointment must be in writing, dated and signed by the person appointing the proxy.

3.	Forms may be delivered to Gold Fields by or before 12:00 South African time (05:00 New York time) on Friday, 18 November 2022 by:

•

hand delivery to the Transfer Secretaries: Rosebank Towers,15 Biermann Avenue, Rosebank, 2196, South Africa or to the United Kingdom Transfer Secretaries, Link Group, Central Square, 29 Wellington Street, Leeds, LS1 4DL; or

•	postal delivery to the Transfer Secretaries: Private Bag X9000, Saxonwold, 2132, South Africa; or

•	electronic delivery by email to proxy@computershare.co.za.

4.	Each person entitled to exercise any voting rights at the General Meeting may appoint a proxy or proxies to attend, speak, vote or abstain from voting in place of that holder.

5.

A person entitled to vote may insert the name of a proxy or the name of an alternative proxy of the holder’s choice in the space provided, with or without deleting the ‘chairperson of the General Meeting’. Any such deletion must be initialled. The person whose name stands first on this Form and who is participating at the General Meeting shall be entitled to act as proxy to the exclusion of the person whose name follows as an alternative. In the event the proxy is given to the chairperson without direction or that no proxy names are indicated, the proxy shall be exercised by the chairperson of the General Meeting to vote in favour of any Resolution.

6.

An ‘X’ in the appropriate box indicates that all your voting rights are exercisable by that holder. If no instructions are provided in this Form, in accordance with the above, then the proxy shall be entitled to vote or abstain from voting at the General Meeting, as the proxy deems fit in respect of all your voting rights exercisable thereat but, as noted above, if the proxy is the chairperson, failure to provide instructions to the proxy in accordance with the above will be deemed to authorise the proxy to vote only in favour of the Resolution.

7.

You or your proxy are not obliged to exercise all your voting rights that are exercisable, but the total of the voting rights cast may not exceed the total of the voting rights that may be exercised by you.

8.

Your authorisation to the proxy, including the chairperson of the General Meeting, to vote on your behalf, shall be deemed to include the authority to vote on procedural matters at the General Meeting.

9.

The completion and lodging of this Form will not preclude you from attending the General Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, in which case the appointment of any proxy will be suspended to the extent that you choose to act in person in the exercise of your voting rights at the General Meeting.

10.	The Gold Fields MOI does not permit delegation by a proxy.

11.

Documentary evidence establishing the authority of a person participating in the General Meeting on your behalf in a representative capacity or signing this Form in a representative capacity must be attached to this Form.

12.	Gold Fields will accept a certified copy of an original and valid identity document, driver’s licence or passport as satisfactory identification.

13.	Any insertions, deletions or alterations to this Form must be initialled by the signatory(ies).

14.	The appointment of a proxy is revocable unless you expressly state otherwise in this Form.

15.	You may revoke the proxy appointment by:

•	cancelling it in writing, or making a later, inconsistent appointment of a proxy; and

•	delivering a copy of the revocation instrument to the proxy and to Gold Fields as per note 3 above, to be received before 10:00 South African time (03:00 New York time) on Tuesday, 22 November 2022.

16.

The revocation of a proxy appointment constitutes a complete and final cancellation of the proxy’s authority to act on your behalf at the later of: (i) the date stated in the revocation instrument, if any; or (ii) the date on which the revocation instrument is delivered as required in note 15.

17.

If this Form has been delivered to Gold Fields in accordance with note 3 then, as long as that appointment remains in effect, any notice that is required by the Companies Act or the Gold Fields MOI to be delivered by Gold Fields to the holder of the voting rights must be delivered by Gold Fields to:

•	the holder; or

•	the proxy, if the holder has:

•	directed Gold Fields to do so, in writing; and

•	has paid any reasonable fee charged by Gold Fields for doing so.

18.

In terms of section 56 of the Companies Act, the registered Gold Fields Shareholder in which any person has a beneficial interest, must deliver to each such person a notice of any meeting of Gold Fields at which those Gold Fields Shares may be voted on, within two Business Days after receiving such a notice from Gold Fields.

Transfer Secretaries Offices

Transfer Secretaries

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank, Johannesburg

2196

South Africa

(Private Bag X9000, Saxonwold, 2132)

Tel: +27 11 370 5000

Fax: +27 11 688 5248

United Kingdom Transfer Secretaries

Link Group

Central Square

29 Wellington Street

Leeds, LS1 4DL

United Kingdom.

Tel: 0371 664 0300

Calls are charged at the standard geographic rate and will vary by provider. If you are outside the U.K., please call +44 371 664 0300. Calls outside the U.K. will be charged at the applicable international rate.

Business is open between 09:00 and 17:30, Monday to Friday excluding public holidays in England and Wales.

Donnelley Financial Solutions 402290